
10013963

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
DEC 29 2010
WASH. D.C.
211
SECTION
024-10212

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933
Effective Date: ____________
Date Filed: December 28, 2010
File No. _____-_____________
AGRI-LABORATORIES, LTD.
(Exact name of issuer as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

20927 State Route K
St. Joseph, MO 64505
(816) 233-9533
Fax: (816) 233-9546
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Steve Schram
20927 State Route K
St. Joseph, MO 64505
(816) 233-9533 Fax: 816-233-9541
(Name, address, including zip code and telephone number,
including area code of agent for services)

Copies of communications to:

Roger N. Walter
Morris, Laing, Evans, Brock & Kennedy, Chtd.
800 SW Jackson, Suite 1310
Topeka, KS 66612
(785) 232-2662 Fax: (785) 232-9983

422990	48-0985251
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

ITEM 1. Significant Parties.

a) Issuer's Directors:

Director Name	Business Address	Residence Address
Walt Evans	3705 Pear Street St. Joseph, MO 64503	3703 East Colony Square St. Joseph, MO 64506
Jay Miller	3910 N. George Manchester, PA 17345	
Bo Richardson	7333 Town South Avenue Baton Rouge, LA 70808-9099	
Dr. Robert K. Matthews	2850 Nave Road SE Massilon, OH 44646	3003 Westmoreland Avenue NW Canton, OH 44718
Chuck VanderPloeg	392 15th Street NE Sioux Center, IA 51250	
Mo Jackson	7415 Lawrence Highway Vermontville, MI 49096	
Leon Ellin	1255 N. Gulfstream, #600 Sarasota, FL 34236	
Frank Carter	16355 South Lone Elm Road Olathe, KS 66062 USA	12109 West 154th Terrace Overland Park, KS 66221
Steve Schram	20927 State Route K St. Joseph, MO 64505	3808 Corinth Court St. Joseph, MO 64506

b) Issuer's Officers:

Officer Name	Business Address	Residence Address	Title
Steve Schram	20927 State Route K St. Joseph, MO 64505	3808 Corinth Court St. Joseph, MO 64506	CEO, President & Chairman of the Board
Terry Christie	20927 State Route K St. Joseph, MO 64505	3201 Harbor View Dr. St. Joseph, MO 64506	Vice President of Research & Development
Helen Taylor	20927 State Route K St. Joseph, MO 64505	12558 Highway 169 Helena, MO 64459	Chief Financial Officer
Edward S. Sloan	11181 Overbrook Rd., Ste. 200 Leawood, Kansas 66211	1761 E. 960 Road Lawrence, KS 66049	Secretary
Cary Becker	20927 State Route K St. Joseph, MO 64505	16354 Webster Street Omaha, NE 68118	Vice President of Sales

(c) Issuer's General Partners: Inapplicable, Issuer is a corporation.

(d) record owners of 5% or more of any class of Issuer's equity securities:

Class A Shares

Company Name	Business Address	Residence Address
Animal Medic, Inc.	Attn: Jay Miller 3910 N. George Manchester, PA 17345	N/A
Double E	Attn: Walt Evans 3705 Pear Street P.O. Box 969 St. Joseph, MO 64503	N/A
Fuller Supply Company	Attn: Bill Fuller 3500 Messer Airport Hwy Birmingham, AL 35222	N/A
IVESCO, LLC	Attn: Duane Schamerloh 124 Country Club Road P.O. Box 638 Iowa Falls, IA 50126	N/A
Keith Jeffers, Inc.	Attn: Shane Fundum 310 West Saunders Road Dothan, AL 36302	N/A
Lextron, Inc.	Attn: John Adent, CEO 620 "O" Street Greeley, CO 80632	
Michigan Vet Farm	Attn: Morris Jackson 7415 Lawrence Highway Vermontville, MI 49096	N/A
MWI Veterinary Supply Co.	Attn: Jim Cleary 651 South Stratford Drive Ste 100 P.O. Box 910 Meridian, ID 83680	N/A
Northwest Vet Supply, Inc.	Attn: Robert Lohmann 3104 N. Van Buren P.O. Box 1941 Enid, OK 73701	N/A
Professional Veterinary Products	10077 South 134th Street Omaha, NE 68138	N/A
Robert J. Matthews Co.	Attn: Dr. Robert K. Matthews 2850 Nave Road SE Massillon, OH 44646	N/A
Southern Livestock Supply Co.	Attn: Bo Richardson 7333 Town South Avenue Baton Rouge, LA 70808	N/A

Company Name	Business Address	Residence Address
Valley Veterinary Clinic, P.A.	Attn: Arnold Nagely 1118 Pony Express Hwy P.O. Box 504 Marysville, KS 66508	N/A
Vet & Poultry Supply	Attn: Ed Bradford 120 Greene Road P.O. Box 454 Goshen, IN 46526	N/A
Walco International	Attn: James Robison 7 Village Circle, Suite 200 Westlake, TX 76262	N/A
West Plains Veterinary Supply of Springfield, Inc.	Attn: Greg Lowe 614 North Washington P.O. Box 328 Springfield, MO 65801	N/A

Class B Shares

Name	Business Address	Residential Address
Becker Trust	20927 State Route K St. Joseph, Mo. 64503	16354 Weber Street Omaha, NE
Helen Taylor	20927 State Route K St. Joseph, Mo. 64503	4305 Fredrick Ave St. Joseph, Mo. 64506
Michigan Vet Farm Supply	7415 Lawrence Highway Vermontville, MI 49096	N/A
Nagely Trust	1174 Keystone Road Marysville, KS 66508	Same
Steve Schram Trust	20927 State Route K St. Joseph, MO 64505	3808 Corinth Court St. Joseph, MO 64506
Shultz Trust	1118 Pony Express Highway P.O. Box 504 Marysville, Ks. 66508	1149 Eight Road Marysville, Ks. 66508

Class C Shares

Company Name	Business Address	Residence Address
Allison Stout, DVM	213 Navajo Road Las Cruces, NM 88007	N/A
Brownsberger Vet Clinic, Inc.	106 West 5th Street Appleton City, MO 64724	N/A
Dr. Joe & Jen Vet Supply	34761 190th Street Ree Heights, SD 57371	N/A
Feeder Creek Vet Service	12575 Millers Port Rd. Millers Port, OH 43046	N/A

Company Name	Business Address	Residence Address
Kettle Moraine Large Animal Clinic, SC	2712 Eastern Avenue Plymouth, WI 53073	N/A
Lander Veterinary Clinic	4512 S. Walnut Road Turlock, CA 95381	N/A
Lena Vet Clinic	11002 West Godderd Road Lena, IL 61048	N/A
Pharmacy and Livestock Supply	8176 Hwy 90 South Navasota, TX 77868	N/A
Southern Hills Veterinary Service, Inc.	1902 Quincy St. Corning, IA 50841	N/A
Stanley D. Ourada, DVM	2201 East 4th Avenue Holdrege, NE 68949	N/A
Veterinary Associates, LLP	19922 Highway 10 West Reedsville, WI 54230	N/A
VVC, LLC	707 Woodland Plaza Seymour, WI 54165	N/A
Wishek Vet Clinic	8370 Hwy 3 SE Wishek, ND 58495	N/A

(e) beneficial owners of 5% or more of any class of Issuer's equity securities:

Class A Shares

Company Name	Business Address	Residence Address
Animal Medic, Inc.	Attn: Jay Miller 3910 N. George Manchester, PA 17345	N/A
Double E	Attn: Walt Evans 3705 Pear Street P.O. Box 969 St. Joseph, MO 64503	N/A
Fuller Supply Company	Attn: Bill Fuller 3500 Messer Airport Hwy Birmingham, AL 35222	N/A
IVESCO, LLC	Attn: Duane Schamerloh 124 Country Club Road P.O. Box 638 Iowa Falls, IA 50126	N/A
Keith Jeffers, Inc.	Attn: Shane Fundum 310 West Saunders Road Dothan, AL 36302	N/A

Company Name	Business Address	Residence Address
Lextron, Inc.	Attn: John Adent, CEO 620 "O" Street Greeley, CO 80632	
Michigan Vet Farm	Attn: Morris Jackson 7415 Lawrence Highway Vermontville, MI 49096	N/A
MWI Veterinary Supply Co.	Attn: Jim Cleary 651 South Stratford Drive, Ste 100 P.O. Box 910 Meridian, ID 83680	N/A
Northwest Vet Supply, Inc.	Attn: Robert Lohmann 3104 N. Van Buren P.O. Box 1941 Enid, OK 73701	N/A
Professional Veterinary Products	10077 South 134th Street Omaha, NE 68138	N/A
Robert J. Matthews Co.	Attn: Dr. Robert K. Matthews 2850 Nave Road SE Massillon, OH 44646	N/A
Southern Livestock Supply Co.	Attn: Bo Richardson 7333 Town South Avenue Baton Rouge, LA 70808	N/A
Valley Veterinary Clinic, P.A.	Attn: Arnold Nagely 1118 Pony Express Hwy P.O. Box 504 Marysville, KS 66508	N/A
Vet & Poultry Supply	Attn: Ed Bradford 120 Greene Road P.O. Box 454 Goshen, IN 46526	N/A
Walco International	Attn: James Robison 7 Village Circle, Suite 200 Westlake, TX 76262	N/A
West Plains Veterinary Supply of Springfield, Inc.	Attn: Greg Lowe 614 North Washington P.O. Box 328 Springfield, MO 65801	N/A

Class B Shares

Name	Business Address	Residential Address
Becker Trust	20927 State Route K St. Joseph, Mo. 64503	16354 Weber Street Omaha, NE
Helen Taylor	20927 State Route K St. Joseph, Mo. 64503	4305 Fredrick Ave St. Joseph, Mo. 64506
Michigan Vet Farm Supply	7415 Lawrence Highway Vermontville, MI 49096	N/A
Nagely Trust	1174 Keystone Road Marysville, KS 66508	Same
Steve Schram Trust	20927 State Route K St. Joseph, MO 64505	3808 Corinth Court St. Joseph, MO 64506
Shultz Trust	1118 Pony Express Highway P.O. Box 504 Marysville, Ks. 66508	1149 Eight Road Marysville, Ks. 66508

Class C Shares

Company Name	Business Address	Residence Address
Allison Stout, DVM	213 Navajo Road Las Cruces, NM 88007	N/A
Brownsberger Vet Clinic, Inc.	106 West 5th Street Appleton City, MO 64724	N/A
Dr. Joe & Jen Vet Supply	34761 190th Street Ree Heights, SD 57371	N/A
Feeder Creek Vet Service	12575 Millers Port Rd. Millers Port, OH 43046	N/A
Kettle Moraine Large Animal Clinic, SC	2712 Eastern Avenue Plymouth, WI 53073	N/A
Lander Veterinary Clinic	4512 S. Walnut Road Turlock, CA 95381	N/A
Lena Vet Clinic	11002 West Godderd Road Lena, IL 61048	N/A
Pharmacy and Livestock Supply	8176 Hwy 90 South Navasota, TX 77868	N/A
Southern Hills Veterinary Service, Inc.	1902 Quincy St. Corning, IA 50841	N/A
Stanley D. Ourada, DVM	2201 East 4th Avenue Holdrege, NE 68949	N/A
Veterinary Associates, LLP	19922 Highway 10 West Reedsville, WI 54230	N/A
VVC, LLC	707 Woodland Plaza Seymour, WI 54165	N/A
Wishek Vet Clinic	8370 Hwy 3 SE Wishek, ND 58495	N/A

(f) promoters of the issuer; Not applicable.

(g) affiliates of the issuer; Tradewinds, Inc., a Kansas corporation, is a wholly owned subsidiary of Issuer.

(h) counsel to the issuer with respect to the proposed offering;

Counsel	Special Securities Counsel
Edward S. Sloan	Roger N. Walter
Waldeck, Matteuzzi & Sloan, P.C.	Morris, Laing, Evans, Brock & Kennedy, Chtd.
11181 Overbrook Road	800 SW Jackson, Suite 1310
Suite 200	Topeka, KS 66612-1216
Leawood, Kansas 66211	

(i) each underwriter with respect to the proposed offering; Not applicable.

(j) the underwriter's directors; Not applicable.

(k) the underwriter's officers; Not applicable.

(l) the underwriter's general partners; Not applicable.

(m) counsel to the underwriter; Not applicable.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any disqualification pursuant to Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable.

(b) The securities will be offered by the officers of Agri-Labs who will receive no additional compensation for their sales activities. The offer of Class B shares will be offered only to employees or outside directors of Agri-Labs or its Class A shareholders. The offer of Class C shares will be limited to licensed and practicing veterinarians or business entities comprised of veterinarians who purchase on an annual basis a specified level of product from Agri-Labs. Agri-Labs currently intends to offer the securities in the following state's jurisdictions: Alabama, California, Colorado, Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Michigan, Missouri, Nebraska, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, South Dakota, Tennessee, Texas and Wisconsin.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) Name of such issuer. Agri-Laboratories, Ltd.

(2) The title and amount of securities issued. Within one year prior to filing this Form 1-A, no shares of Class A or Class C stock of Agri-Laboratories, Ltd. were issued; and 1,050 shares of Class B stock of Agri-Laboratories, Ltd. were issued.

(3) Offering price. Within one year prior to filing of this Form 1-A, Class B shares were sold for book value adjusted on a monthly basis. During this period the book value of Class B shares ranged from $25.55 to $35.43 per share. A total of 1,050 shares of Class B stock were issued for cash consideration in the aggregate amount of $31,230.50.

(4) Persons to whom the securities were issued. The names and identities of persons to whom Class B shares were issued within one year prior to the filing of this Form 1-A are as follows:

Anthony Willis	Dr. Roger Winter
Tim Kosmacek	Randy Holliman

(b) Sales for accounts of others. No securities sold by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A were for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer, or who was an underwriter of any securities of such issuer.

(c) Basis for exemption. The securities are exempt pursuant to the provisions of Regulation A, Rule 251, *et. seq*. Issuer is an entity organized under the laws of, and having a principal place of business in, the United States, is not subject to Section 13 of 15(d) of the Act, is not a development stage company, is not an investment company, is not issuing fractional shares, is not disqualified under rule 262. In addition, the sum of all cash and other consideration received for the securities did not exceed $5 Million Dollars. All sales of Class B and Class C shares within one year prior to filing this Form 1-A was done pursuant to an offering under an exemption qualified under Regulation A on December 23, 2008, as File No. 333-134078, and an amended offering statement was filed on December 23, 2009 and qualified on February 4, 2010 as File No. 24-10212.

ITEM 6. Other Present or Proposed Offerings

Not applicable.

ITEM 7. Marketing Arrangements

(a) There are no arrangements to limit or restrict the sale or other securities of the same class as those to be offered for the period of distribution; to stabilize the market for any of the securities to be offered; or for withholding commissions. The Class B and Class C shares to be issued under this Form 1-A offering are subject to restrictions on transfer imposed by Agri-Labs' Bylaws. These shares may not be sold or transferred by the holder without the consent of Agri-Labs. Upon notice of intent to transfer the shares, Agri-Labs has an option or right of refusal to purchase the shares at book value.

(b) Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement.

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

Not applicable – no publication was used.

OFFERING CIRCULAR
DATE: December 28, 2010

FILE NO. ____-____________

AGRI-LABORATORIES, LTD.
A Delaware Corporation
20927 State Route K
St. Joseph, Missouri 64505
Phone: (816) 223-9533
Fax: (816) 233-9546

Class B Common Stock – 100,000 shares
Price $34.86 share

Class C Common Stock – 25,000 shares
Price $34.86 per share

MAXIMUM AGGREGATE OFFERING AMOUNT

Class B Common Stock - $3,486,000.00
Class C Stock - $871,500.00
Total Maximum Offering Amount - $4,357,500.00

Price per share $34.86 as of November 1, 2010 valid through November 30, 2010

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer
Class B Per Share	$34.86	-0-	$34.86
Total Class B Shares	$3,486,000.00	-0-	$3,486,000.00
Class C Per Share	$34.86	-0-	$34.86
Total Class C Shares	$871,500.00	-0-	$871,500.00
Total Class B and Class C Shares	$4,357,500.00	-0-	$4,357,500.00

Agri-Laboratories, Ltd. ("Agri-Labs"), a Delaware corporation, is offering up to 100,000 shares of its Class B common and up to 25,000 shares of its Class C common stock. The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding common shares (initially Class A, B and C shares). The current book value is $34.86 per share. After qualification, the offering price will be adjusted after each fiscal month to reflect the current net book value (divided by the total number of outstanding Class A, B and C shares), which is the current net worth (assets less total liabilities divided by the total number of outstanding common shares (initially Class A, B and C shares). Class B and C shareholders who have purchased pursuant to this Offering and who have received a current offering circular will receive a written notice of each monthly adjustment. In no event will this adjustment result in the aggregate offering amount exceeding $4,968,769.50

($5million less $31,230.50, aggregate offering proceeds for all securities sold within twelve months before the start of this offering in reliance on Regulation A). Ownership of the Class B common stock is limited to employees of Agri-Labs or employees of Class A shareholders of Agri-Labs or outside directors. Class A shareholders are all retail distributors of Agri-Labs products. Ownership of the Class C common stock is limited to licensed, practicing veterinarians or businesses comprised of veterinarians. Class B shares must be purchased in minimum increments of 50 shares. Class C shares must be purchased in minimum increments of 1,000 shares. The offering price is determined by reference to the existing book value of Class A, B and C shares. The approximate date of commencement of the sale to the public will be the date of qualification.

See "Risk Factors" beginning on page 7 for a discussion of certain risks that should be considered by prospective purchasers of the Shares offered hereunder.

The Offering is being made on a "best efforts" basis directly to purchasers by Agri-Labs on a continuing basis for two years from the date of qualification, terminating on ______________, 20___. The Offering is not contingent upon sales of a minimum offering amount and there is no minimum number of shares which must be sold in order for Agri-Labs to have access to offering proceeds. Therefore, the proceeds will be deposited directly into Agri-Labs operating accounts. See "Use of Proceeds."

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETNESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

TABLE OF CONTENTS

SUMMARY INFORMATION and RISK FACTORS

OFFERING SUMMARY:

This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the Offering fully, you should carefully read the entire document.

Agri-Laboratories, Ltd. ("Agri-Labs") is a Delaware corporation formed in August of 1984. It is a wholesale distributor of pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market. It purchases these products from over 50 manufacturers and resells them at mark up over its cost to animal health product distributors (its Class A shareholders). These distributors in turn sell the product to veterinarians, retail stores, livestock producers and other consumers. Title to the goods passes to the distributors when sold, and Agri-Labs recognizes revenues on an accrual basis when the goods are sold.

Agri-Labs' current capital structure consists of Class A common stock, Class B and Class C common stock. Class A shares are voting shares with each Class A stockholder entitled to one (1) vote for each Class A share held. Class A shareholders are entitled to vote on any matter which shareholders are entitled to vote on pursuant to the Bylaws of Agri-Labs. The Company was initially organized with 15 Class A shareholders each purchasing 10,000 shares followed by a second purchase of 5,000 shares for a total of 15,000 Class A shares at $1 per share, amounting to an initial capitalization of $225,000. There are currently 16 Class A shareholders, with each owning 15,000 shares. The most recent purchase of 15,000 Class A shares occurred in 2006 for a price of $21.17 per share for an aggregate purchase price of $325,500. Class A shareholders are all retail distributors of products distributed by Agri-Labs. Historically, dividends have not normally been paid on Class A shares. However, in 2010, Agri-Labs declared a dividend of $1.50 on Class A shares.

Class B and Class C shares are non-voting shares which only entitle Class B and Class C shareholders to dividends. Class B shares are only offered to employees of Class A shareholders, employees of Agri-Labs, or outside directors. Class C shares are only offered to veterinarians and/or veterinarian clinics who purchase product from Agri-Labs. Class B shares are offered to create an incentive within the Agri-Labs distributor network for sales people to market Agri-Labs' products. This ownership stake of the distributor network allows the marketing force to participate, through dividends, in the overall profitability of the Company. Class C shares are offered to create an incentive within the veterinarian channel of trade to recommend Agri-Labs products for use by customers of the veterinarians.

Class B shares historically have been purchased at book value, as adjusted on a monthly basis by the Company. Initially, in 1986, a limited number of Class B shares were issued. Since 1991, Agri-Labs has offered ownership of Class B shares on a continuing basis to its distribution network of sales representatives and staff. Agri-Labs has declared an annual dividend on Class B shares every year since 1987. From 1993 through 2006 that annual dividend has been either $1.00 or $1.10 per share. In 2007 the dividend increased to $1.15 per share, then decreased to

$1.00 per share in 2008 and 2009, jumping to $1.50 per share for 2010. For the period from 2000 through 2002 dividends on Class B shares were prorated to reflect the length of ownership of the shares during the calendar year for which the dividend was declared.

The Class B shares have been a key factor in Agri-Labs developing one of the most successful distribution networks in the United States. Ownership by its distributor shareholders, with its attendant participation and loyalty, has been a primary ingredient in this success. In addition to continuing its Class B shares incentive program for its distributors on a larger scale, Agri-Labs proposes to build on this success in developing other market areas through the issuance of Class C shares.

Class C shares historically have been purchased at book value, as adjusted on a monthly basis by the Company. Class C shares were first issued in 2004, and Agri-Labs has offered ownership of Class C shares on a continuing basis to its distribution network of veterinarians since that time. Agri-Labs has declared an annual dividend on Class C shares every year since 2004. In the year 2004 the dividend declared was $0.50. For the years 2005 & 2006 the dividend was $1.10; for the year 2007, the dividend was $1.15; for the year 2008 and 2009 the dividend was $1.00; and for the year 2010 the dividend was $1.50.

In October of 1998, under a unique manufacturer/distributor agreement, Agri-Labs helped develop and launch a new line of MLV cattle vaccines, marketed under the trade names of TITANIUM® and MASTER GUARD®. Agri-Labs has the exclusive right to distribute these vaccines. It primarily grows the market for the vaccines through distribution to consulting veterinarians who control large numbers of cattle by servicing feedlots, dairies and ranchers who control large numbers of cattle. The target market for these efforts are in Arkansas, Georgia, Illinois, Indiana, Kansas, Kentucky, Michigan, Missouri, Montana, Nebraska, New York, California, Oklahoma, Texas, South Dakota, Idaho, New Mexico, Wisconsin, Minnesota and Iowa, Pennsylvania.

Agri-Labs implemented a program which emulates the successful features of its Class B shares with its Class C shares which creates an incentive for veterinarians to distribute Agri-Labs vaccines. This program involves the issuance of Class C stock, which is only available to licensed practicing veterinarians or business entities comprised of veterinarians. The Shares are purchased for cash consideration at the equivalent price of Class A and B shares. The Class C shares must be purchased in 1,000 share increments. The Class C shareholder is required to maintain sales of $50,000 annually in the sale of Agri-Labs' products or the shares will be subject to redemption by Agri-Labs at the then current book value. The Class C shares can also be redeemed at book value in the event of death, disability, retirement, loss of license to practice veterinary medicine, dissolution, merger or withdrawal from the practice of veterinary medicine for any reason.

The declaration of dividends is subject to the discretion of the Board of Directors. The Board is not obligated to declare dividends equally across all classes of shares. Historically, the Board has declared dividends with respect to Class B shares for each calendar year since 1987 through 2008. The first dividend for Class B shares was $0.25 per share in 1987. The dividend has been a $1.10 per Class B share for the years 1998 through 2006, increasing to $1.15 for the year 2007, decreasing to $1.00 for 2008 and 2009, and increasing to $1.50 per share for the year 2010. For the years 2000 to 2002 the Class B dividend was prorated to reflect the length of ownership of the shares. A dividend in the amount of $0.50 per share was declared for 2004, the dividend was $1.10 per Class C share for the years 2005 and 2006, $1.15 for the year 2007, $1.00 for 2008 and 2009, and $1.50 for the year 2010. A $1.50 per share dividend was declared on the Class A shares in 2010, but normally a dividend is not paid on Class A shares.

Investors who desire to subscribe to either Class B or Class C shares must complete and sign the appropriate Subscription Agreement. All purchasers of shares will be subject to substantial restrictions on transfer of the Shares provided in the Bylaws of Agri-Labs and in the Subscription Agreement. These shares may not be sold or transferred by the holder without the consent of Agri-Labs. Upon notice of intent to transfer the shares, Agri-Labs has an option or right of first refusal to purchase the shares at book value. See the "Description of Securities" section of this Offering Circular.

THE OFFERING

Securities Offered	100,000 shares Class B stock 25,000 shares of Class C stock
Price Per Share	$34.86 per Class B shares[1] $34.86 per Class C shares[2]
Total Shares Issued and Outstanding After Offering	162,423 shares Class B stock 43,000 shares Class C stock
Total Proceeds	$3,486,000.00 – Class B shares $871,500.00 – Class C shares $4,357,500.00 total Class B and C shares
Dilution	N/A
Subscription	An investor wishing to purchase either Class B or Class C shares must complete and deliver to Agri-Labs a Subscription Agreement.
Risk Factors	An investor considering purchase of the share should review the risk factor associated with such an investment. See "Risk Factors" section.

RISK FACTORS

Before you invest in our Class B or Class C common stock, you should be aware that there are various risks, including those described below. You should carefully consider these risk factors, together with all the other information included in this Prospectus.

[1] The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding common shares (Class A, B and C shares). The current book value is $34.86 per share. The offering price will be adjusted after each month to reflect the current book value (net worth divided by the total number of outstanding Class A, B and C shares). In no event will this adjustment exceed a price per share which would result in the aggregate offering price exceeding $4,968,769.50.

[2] *See Footnote 1*

This Is A Best Efforts Offering Without A Minimum Sales Amount Or Escrow. This Offering is being made on a best effort basis, directly by Agri-Labs, and there is no minimum offering amount that must be reached before Agri-Labs can access the funds. No escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable. A shareholder will not be entitled to a return of his or her purchase price based on the failure of Agri-Labs to achieve any minimum level of sales in this Offering. If a shareholder wishes to rescind the purchase, that request will be subject to Agri-Labs ability to redeem the shares, as provided in its Bylaws. Also, it is possible that the issuer would only sell a nominal amount of shares and might not have sufficient proceeds to further the goals of this Offering.

There Are Substantial Restrictions On Transfer Of The Shares. The Class B and C Shares purchased in this Offering are subject to strict restrictions on transfers contained in the Bylaws of Agri-Labs. The Shares may not be sold or transferred without the consent of Agri-Labs, and Agri-Labs has an option of right of first refusal for 60 days from written notice of the proposed transfer to exercise its option to purchase the Shares at the book value of the Shares as determined by the Company's accountants at the end of the month preceding the date Agri-Labs notifies the shareholder it is exercising its option.

Historically, 44 Class B shareholders have requested approval to transfer 34,291 Class B shares to third parties. Agri-Labs has always allowed the transfer when the shareholder has proposed to transfer Class B shares and has not been required to redeem any of the shares in these transactions. No Class C shareholders have requested a transfer of their Class C shares.

No Obligation To Repurchase The Shares. Even though Agri-Labs has the option of right of first refusal to purchase the Shares of any shareholder proposing to transfer the Shares, it is not obligated to do so. Further, depending on the number of shareholders proposing to transfer at any point in time, Agri-Labs may not have the financial resources to do so.

There Is No Trading Market For The Shares. There will be no active secondary trading market in the Class B and C shares purchased in this Offering. The Shares will not be eligible for listing on any stock exchange or for quotation on NASDAQ, and Agri-Labs does not intend to obtain such a listing or approval. Investors may not be able to liquidate their investment in the event Agri-Labs elects not to or is unable to redeem the shares.

Issues Related to Compliance With Prior Regulation A Offering. The Company has filed and obtained qualification of three (3) Regulation A offerings, File No. 24-10056 (qualified June 24, 2004), File No. 24-10147 (qualified June 29, 2006), and File No. 333-134078, qualified December 23, 2008 with an amended offering circular qualified on February 4, 2010 as File No. 24-10212. All of these offerings were continuous offerings which terminated two years after qualification. With respect to the first two (2) offerings, the Company failed to update the information provided in the Offering Circulars as required by Rule 253(e)(1) and (2), and failed to timely file the Form 2-A filing as required by Rule 257. The requirement to file Form 2A's under Rule 257 is not a condition to the exemption. The failure to comply with Rule 253 could subject the Company to a claim that the Offering was not exempt under Regulation A and/or that the Offering failed to disclose material facts. However, Rule 260 provides that a failure to comply with a condition or requirement of Regulation A will not result in loss of the exemption if the failure to comply was not intended to protect a particular investor, was insignificant with respect to the Offering as a whole and a good faith and reasonable attempt was made to comply with the requirements of Regulation A. The Company believes it has met the conditions of Rule 260. However, there is no assurance that others will not take exception to this view. This lack of compliance could subject the Company to legal claims by regulators or investors seeking to rescind their investment which could cause a financial strain on the Company. Going forward, Company has input the deadlines for such filings in its docket system, and such filings will be made on a timely basis.

Ownership Of Class B Shares Can Be Terminated At The Option Of Agri-Labs If The Shareholder's Employment Or Affiliation With The Company Or A Class A Shareholder Is Terminated. Under the terms of the Bylaws and terms of the Subscription Agreement, in order to purchase Class B shares, a purchaser must be employed by Agri-Labs, be an outside director of Agri-Labs, or be a Class A Shareholder of Agri-Labs or employee thereof. If the shareholder's employment or affiliation with that Class A Shareholder or with Agri-Labs is terminated for any reason (including death or retirement), or if the Class A shareholder shall no longer be a Class A shareholder or a retail distributor of Agri-Labs for any reason, under the Bylaws and terms of the Subscription Agreement Agri-Labs has the option to repurchase the Shares at book value, as determined by the Company's accountants at the end of the month preceding written notice of the Company's intent to exercise this option.

Historically, when a Class B shareholder has terminated employment, has died, is no longer an Outside Director of the company, or when that shareholder's employer has terminated a Class A shareholder distribution agreement with Agri-Labs or has been terminated by a Class A shareholder, the Class B shares have either been redeemed or a transfer to a qualified third party has been approved. In total 136 Class B shareholders holding 103,030 Class B shares have been subject to redemption or transfer of shares because of termination of qualified status. Of these, 98 Class B shareholders holding 68,739 shares have had their shares redeemed by Agri-Labs. The remainder have been allowed to transfer their shares to qualified third parties.

Ownership Of Class C Shares Can Be Terminated At The Option Of Agri-Labs If The Shareholder Ceases To Practice Veterinary Medicine Or Fails To Maintain Minimum Product Purchase Requirements. In order to purchase Class C shares, a purchaser must be a licensed, practicing veterinarian or a business comprised of veterinarians. Further, the purchasers must generate on an annual basis $50,000 of Agri-Labs' product sales. Subsequent to the purchase of Class C shares, if the shareholder ceases to be engaged in the practice of veterinary medicine, or fails to meet the minimum annual sales requirements of $50,000 of general products, Agri-Labs has the option to repurchase the shares at book value, as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

Forward-Looking Statements May Be Inaccurate. This Offering Circular contains financial projections and forward-looking statements that are based on management's beliefs and assumptions as determined by current information available. When used in this Offering Circular words such as "anticipate," "believe," "estimate," and depending on the context "may," and similar expressions are intended to identify forward-looking statements. However, such statements only reflect management's current view with respect to future events, and are subject to risk of uncertainty and the risk that the underlying assumptions may prove inaccurate. Agri-Labs' actual performance may fall materially short of the financial projections and actual results may vary from those anticipated or estimated.

Agri-Labs' Ability To Pay Dividends On Class B and Class C Shares In The Future Can Not Be Guaranteed. Agri-Labs has declared a dividend on Class B shares for each calendar year from 1987 through 2010. The first dividend declared by Agri-Labs in 1987 on Class B shares was for $0.25 per share. The dividend has been $1.10 per share between 1998 and 2006. The dividend increased to $1.15 per share for the year 2007, but then decreased to $1.10 per share for 2008 and 2009. The dividend for 2010 increased to $1.50 per share. For the years 2000 to 2002 those dividends were prorated to reflect the length of ownership of the Class B shares during the year for which the dividend was declared. Class C dividends have been paid since the issuance of Class C shares in 2004 with a $ .50 per shares dividend declared for 2004, a $1.10 dividend declared for the years 2005 and 2006, a $1.15 dividend declared for the year 2007, and a $1.10 dividend declared for the year 2008 and 2009. The dividend for 2010 increased to $1.50. Though the Company historically has been able to pay dividends on Class B and Class C shares, there is no guarantee that Agri-Labs' profitability and ability to pay dividends on Class B or Class C shares in the future will continue.

The declaration of dividends is subject to the discretion of the Board of Directors. The Board is not obligated to declare dividends equally across all classes of shares and it may act preferentially with respect to one or more classes of shares. Historically, the Board has declared dividends on Class B and Class C shares, but not Class A shares. However, in 2010 the Class A dividend of $1.50 was declared on the Class A shares. Going forward it intends to declare dividends on Class B and Class C shares equally, but not on Class A shares. However, the ultimate decision on declaring dividends in the future is subject to the unrestricted discretion of the Board of Directors.

Changes In The Animal Health Biologicals And Pharmaceuticals Industry Could Adversely Affect Our Business. The wholesale distribution industry for pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products. All pharmaceutical products Agri-Labs sells are regulated by the Food and Drug Administration ("FDA"). Biological products are registered by the United States Department of Agriculture ("USDA"). Insecticides are regulated by the Environmental Protection Agency ("EPA"). Also, Agri-Labs is subject to regulation by the Drug Enforcement Administration ("DEA"). Each of these regulatory agencies have significant rules and regulations that must be adhered to in order to remain in compliance. An adverse finding regarding the compliance of Agri-Labs with these regulations could negatively impact sales and profits of the Company. Furthermore, the regulatory stance these agencies take can be affected by who is in control of the executive and legislative branches of government. Our suppliers are subject to regulation by the Department of Agriculture and rely, in part, on farm and agricultural subsidy programs. If funding for such programs is reduced, there is a risk our product supply would diminish, which would lead to decreased sales. These factors affect our purchasing practices and the operation of our business.

There is a trend within this industry toward consolidation to create integrated delivery systems with greater market presence. As this industry consolidates, competition for customers will become more intense and the importance of acquiring each customer will become greater.

Loss Of Agri-Labs' Relationship With Key Distributors Could Materially Affect Its Business. Agri-Labs' customer base is comprised of several retail distributors of its animal health products. Eighty-Nine Percent (89%) of its annual revenues are generated by its 16 Class A shareholders. Agri-Labs top five (5) distributors in 2010 represented approximately Sixty-Seven Percent (67%) of its total revenues. The U.S. animal health market over the last 14 years has experienced consolidation of manufacturers and distributors. It is predicted that this trend will continue and consolidation of distributors could have a negative impact on Agri-Labs' customer base. A change in ownership of its top five (5) distributors has the potential to adversely impact future revenue for Agri-Labs if new owners determine to discontinue doing business with Agri-Labs.

Loss Of Agri-Labs' Relationship With Key Suppliers Could Materially Affect Its Business. It is typical for many animal health products produced in the United States, especially generic drugs, to rely on raw ingredients from international sources. Some of the raw materials used for Abbreviated New Animal Drug Applications ("ANADA") products owned by Agri-Labs are sourced from raw ingredient suppliers outside the United States in such countries as China, India and Ireland. Adverse conditions related to trade relations, international affairs or other political factors could limit the supply of key products marketed to and/or sold by Agri-Labs. This could result in a supply shortage for its customer base, which could affect its revenue and profit potential.

The Introduction Of New Products Into The Cattle Vaccine Market To Compete With TITANIUM® And/Or MASTER GUARD® Vaccines Could Materially Affect Agri-Labs' Business. In the event new product vaccines are developed that compete with Agri-Labs cattle vaccines, the company's annual revenues could be affected, which may materially adversely affect its revenues.

PLAN OF DISTRIBUTION

The Class B and C shares will be offered directly by Agri-Labs management. The individuals who will participate in the offer and distribution of the shares will be Steve Schram, the Chief Executive Officer of the Company, Cary Becker, Vice President of Sales and Helen Taylor, the Chief Financial Officer. None of these individuals are subject to statutory disqualifications as defined in Section 3(a)(39) of the Securities and Exchange Act of 1934 ("1934 Act"), nor will any of them be compensated in connection with their participation in the offering by commission or other transaction-based compensation. Further, none of these individuals are associated persons of a broker-dealer, and all of them meet the conditions stated in Rule 3a4-1(a)(4)(ii) under the 1934 Act. None of these individuals will be deemed a broker by virtue of compliance with Rule 3a4-1.

Class B shares may only be purchased by employees or outside directors of Agri-Labs or Class A shareholders or their employees. Ownership of Class A shares is limited to entities that have a current Distribution Agreement for Agri-Labs' products. Class B shares are offered to create an economic incentive within Agri-Labs' distribution networks for the sales force to market Agri-Labs' products. This ownership stake of the distribution network promotes brand loyalty and allows the marketing force to participate in the profitability of the Company.

Class C shares are only offered to licensed and practicing veterinarians or business entities comprised of veterinarians. Purchasers must qualify by generating minimum levels of Agri-Labs' product sales. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' products in the years subsequent to purchase ($50,000 of annual sales of general products) Agri-Labs has the option to redeem the Shares at their then current book value, as determined pursuant to the corporation's Bylaws.

Pursuant to Agri-Labs' Bylaws certain other acts or events will be deemed a "transfer" which will trigger the option of Agri-Labs to redeem the Shares at book value and terminate the shareholder's ownership of the Shares. These acts include the breach of any contract by the shareholder existing between the shareholder and Agri-Labs, including but not limited to a breach of any confidentiality agreement, distribution agreement, license agreement or consignment agreement. Further, it includes termination of employment with Agri-Labs or a Class A shareholder, termination of the current Distribution Agreement between Agri-Labs and the Class A shareholder, or acquiring an equity ownership interest in a competitor of Agri-Labs within the animal biologicals or pharmaceuticals business. Also, if an individual Class C shareholder ceases to be engaged in the practice of veterinarian medicine, (by death, retirement or for any other reason), or if a business or entity comprised of a group shall be dissolved, merged or discontinue the active practice of veterinary medicine Agri-Labs will have the option to repurchase the Class C shares at the then current at book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

Agri-Labs reserves the right, in its sole discretion to refuse to accept a subscription from any person or entity, in whole or in part, for any reason or for no reason. The Offering commenced on December 23, 2008, and is on a continuous basis until all of the allotted Shares are sold or the Offering expires, whichever occurs first. This Amended Offering Circular is being filed under Rule 253(e)(2) of the '33 Act which states that any offering circular for a continuous offering is to be updated every twelve (12) months after the date the offering statement was qualified. The Offering is not contingent upon achieving a minimum offering by a specific date or ever. No escrow account has been established for deposit of the Offering proceeds. Subscription funds will be paid directly to Agri-Labs, and Agri-Labs will have immediate access to such funds. Subscriptions are irrevocable.

USE OF PROCEEDS

The primary business purpose in issuing Class B and Class C shares is not to raise capital for business needs, although the funds raised will provide working capital for the general needs of Agri-Labs to fund future growth and the redemption of Class A, B and C shares as needed. The primary reason for issuance of the shares is to create an incentive within the distribution network of Agri-Labs to market Agri-Labs' products. This ownership stake provides an economic incentive for salesmen to market and veterinarians to use and prescribe Agri-Labs' products. It builds and promotes brand loyalty within the distribution network and key veterinary clinics. The proceeds from the Offering will be reflected on Agri-Labs' balance sheet as contributed capital, and will be retained as working capital and applied by Agri-Labs for its general business needs to maintain current levels of capital as industry consolidation occurs.

The anticipated uses of the proceeds from this Offering are contained in the following table:

Gross aggregate proceeds	$4,357,500.00
less offering expenses	$0.00[3]
net proceeds after offering expenses	$4,357,500.00

Principal Purposes	25% Proceeds (.00)		50% Proceeds (.00)		75% Proceeds (.00)		100% Proceeds (.00)	
R & D Investments	$1,089,375.00	100%	$1,089,375.00	50%	$1,634,062.50	50%	$2,178,750.00	50%
Product Acquisition			$871,500.00	40%	$980,437.50	30%	$1,307,250.00	30%
Infrastructure			$217,875.00	10%	$326,812.50	10%	$435,750.00	10%
Marketing					$326,812.50	10%	$435,750.00	10%
Total	**$1,089,375.00**	**100%**	**$2,178,750.00**	**100%**	**$3,268,125.00**	**100%**	**$4,357,500.00**	**100%**

The research and development (R & D Investments) use of proceeds described above will fund the development of extensions to current product lines involving cattle biologicals, and the development of new biologicals, generic pharmaceuticals and new animal pharmaceuticals. The Product Acquisition category would potentially fund the cost of acquiring biological and pharmaceutical products from other animal health manufacturers currently marketing such products who are divesting themselves of the products. Infrastructure expenditures would involve the cost to fund additional equipment and personnel as the Company grows. Finally, anticipated use of proceeds for marketing would involve supporting strategies to grow and enhance products and markets such as advertising, customer education, industry promotional events and customer purchase incentives.

[3] Offering expenses estimated at $30,000 which include printing, accounting and legal services, are paid directly by the Company from revenue sources other than the Offering Proceeds.

DESCRIPTION OF BUSINESS

Agri-Labs is a Delaware corporation formed in August of 1984. It is engaged in business as a wholesale distributor of pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market.

History

August 1984-Agri-Laboratories, Ltd. established as a buying group with 25 distributor/members and founding management team.

September 1984-Agri-Labs® label introduced for a line of large animal biological, pharmaceuticals and insecticides.

January 1985-First Performer® brand products for companion animals launched.

November 1985-Prolabs® label prescription products introduced.

July 1987-Distributors/shareholders consolidate outstanding stock, making Agri-Labs 100% distributor employee owned. New corporate sales, marketing and distribution headquarters are dedicated in St. Joseph, Missouri.

June 1989-EquiLabs® line of products for horses launched.

January 1991-Generic Drug Law ("GDL") goes into effect.

June 1992-Agri-Labs receives first Abbreviated New Drug Application ("ANADA") approval under the GDL: Di-Methox® Soluble powder.

May 1995-Agri-Labs introduces new management team.

April 1996-Company increases commitment to the small animal market with a new line of companion animal vaccines: Champion Protector®.

September 1997-Under an innovative marketing agreement, Agri-Labs launches the first private label ivermectin products (products that control worms in animals): TOP LINE® for cattle and DOUBLE IMPACT® for cattle and swine.

October 1998-Under a unique manufacturer/distributor agreement, Agri-Labs helps develop and launch TITANIUM® and MASTER GUARD®, a new line of MLV cattle vaccines. These were the first vaccine lines with both Type 1 and Type 2 BVD protection. Today this product line is the standard by which all other 4/5-way viral products are measured.

December 2004 - Agri-Labs launched the SRP vaccine, Salmonella Newport Bacterial Extract, which uses totally new vaccine technology to provide unsurpassed immunity against salmonella in beef and dairy cattle.

January 2005- Agri-Labs launched MYCOMUNE®, the first USDA licensed vaccine for prevention of mycoplasmal mastitis.

January 2008 - Agri-Labs acquires the tradename and marketing rights to the number one selling Colostrum supplement on the market, Colostrx.

January 2008 - Agri-Labs signs agreement with Allflex, the world's largest I.D. tag manufacturer, to have Agri-Labs support Allflex sales in the U.S. and begin manufacturing of the AgriTag line.

October 2009 - KMG Chemicals, Inc., a global provider of specialty chemicals, announces that it has formed a strategic partnership to have Agri-Labs provide sales, marketing and technical support to KMGs insecticide line in the United States.

October 2009- Agri-Labs acquired the exclusive sales, marketing and distribution rights for the PULMO-GUARD® family of Pasturella cattle vaccines: one-dose PULMO-GUARD PHM-1, PULMO-GUARD PH-M and the combination Express® 5-PHM previously sold by Boehringer Ingelheim Vetmedica, Inc. (BIVI).

Agri-Labs is a leader in distribution, marketing and sales in the United States.

Agri-Labs is a marketing and sales company with a history of successful product introductions in all animal health species. Agri-Labs is owned by its distributor shareholders. Their combined sales represent over $2 billion in product sales or 53% of the total animal health products sold in the United States. In an era when manufacturers are cutting back on direct sales forces and relying more on outside distributors with marketing capabilities, Agri-Labs stands apart. Agri-Labs functions as an active marketing partner exploring markets and developing products with its animal health product suppliers.

Agri-Labs' mission goes beyond providing quality animal health products to the industry. Agri-Labs believes it is critical to strengthen the partnerships with its customers, its distribution network and the manufacturers with which it works. These professional partnerships will enable Agri-Labs to better serve its mutual customers.

Agri-Labs represents the interests of the manufacturers in the industry. The Company's distribution network allows animal health product providers to maintain and increase production volume while introducing and supporting products in new market territories. In an effort to expand animal health sales both domestically and internationally, Agri-Labs has entered into joint ventures with manufacturers which have helped develop and market new products, and reintroduced and extended the market life of existing, older products.

Agri-Labs facilitates the development and marketing of new animal health products by serving as an intermediary between researchers and research & development firms/ manufacturers. It actively seeks out researchers who are developing solutions to meet the need for new products and arranges a relationship between researchers who originate the product concept and research & development/manufacturing firms who can provide the resources to obtain government approval and bring the product to market. In exchange for its services, Agri-Labs attempts to position itself to obtain the exclusive right to market the resulting product. It is currently engaged in such projects with at least five manufacturers/research & development entities.

Distribution and Sales.

The heart and soul of Agri-Labs is its distributor network. From its founding, every distributor was in an ownership position with the Company. Currently, elected representatives of shareholders serve on the Board of Directors participating actively in policy making. This management/distributor relationship gives Agri-Labs a unique perspective on the market. A direct result of shareholders' input is the Company's marketing approach. It does not market its products based on individual animal species market demand. Rather, it bundles its products across multiple species markets, e.g., bovine, equine and swine market demand. This offers end-users virtually all products needed for any operation whether they be pharmaceuticals, biologicals, insecticides or accessories. This 'bundling' makes product decisions simpler and provides a springboard for driving sales across multiple species market opportunities. Agri-Labs distribution network consists of 1,130 outside sales representatives of Class A shareholders who market the products by traveling to and personal contact with potential purchasers. It also utilizes a staff of 21 inside sales representatives who are engaged in on-site telemarketing from Class A shareholder's office locations. In addition, Agri-Labs has field-based sales representatives and a field technical service staff to support our products. Agri-Labs distribution through its Class A shareholders has 173 locations located throughout the United States to reach customers in all specie segments. These distribution locations are retail stores or branch stores of Class A shareholders which are retail sales outlets for products distributed by Agri-Labs. Agri-Labs provides comprehensive training, up-to-the-minute technical data and complete product information. The Company's approach to marketing is also seen in its sales training seminars and incentive programs. Agri-Labs markets, distributes and sells products through its warehouse and shipping facility based in St. Joseph, Missouri. Agri-Labs' experienced and knowledgeable sales and marketing team can provide manufacturers a strong partner to bring products to the marketplace.

Support

Aside from the efficiency of the distribution/sales network, the biggest advantage manufacturers derive from a partnership with Agri-Labs is the marketing support. The Agri-Labs management team represents over 150 years of marketing and sales experience. This wide-ranging experience has allowed management to develop and initiate a marketing program that has proven success.

Agri-Labs' Purpose.

Agri-Labs' fundamental purpose is to be the most reliable, honest and innovative animal health company by providing more value and service to its customers.

Agri-Labs targets all marketing efforts toward making purchasing decisions easy. The distinctive and attractive labeling on all of the Company's product lines is designed to achieve maximum brand awareness and encourage brand loyalty and cross-purchasing. Product catalogs are directed at individual market segments. Veterinarians, beef/dairy, swine and poultry producers can find all their pharmaceutical, biological, insecticide and sundry needs in one place, as can pet owners and horse owners.

The Company engages in extensive advertising efforts on national and regional levels while providing distributors, veterinarians and retailers with promotional materials and powerful incentive programs. The sales force is provided with technical information, product comparisons and sales oriented consumer aids. To increase market demand and resulting sales the Company frequently employs direct mailings to targeted market groups. Agri-Labs can respond rapidly to the market and most requests and inquiries can be handled immediately on the local level.

Innovation.

The establishment of Agri-Labs in 1984 was an innovation in itself. Since then the Company has continued to break new ground in the industry.

Agri-Labs was one of the first agri-marketing distributors to apply for, and be granted, an Abbreviated New Animal Drug Application (ANADA) under the Generic Drug Law. To date the Company has been awarded twelve (12) ANADAs and continues to be active in ANADA and New Animal Drug Application (NADA) development and acquisition. The Company currently owns twelve (12) ANADAs. It owns no NADAs.

The Generic Animal Drug and Patent Term Restoration Act (GADPTRA) was enacted into law in 1988. Essentially it established a mechanism for obtaining approval of generic copies of pioneer NADAs with reduced testing requirements since the products had already been proven safe and effective. This created the Abbreviated New Animal Drug Application or ANADA. It also has a provision to restore a certain amount of patent protection to the pioneer company to compensate for protection lost during FDA regulatory review. The regulatory approval process requires demonstration of either chemical equivalency or actual bioequivalency depending on the dosage form in question. All true solution dosage forms or products that are constituted into a solution prior to administration (soluble powders) qualify for a waiver from conducting bioequivalency testing and only require demonstration that the product formulation is the same or nearly the same as the pioneer and is stable. Other dosage forms (pastes, tablets, suspensions) generally require bioequivalency testing versus the pioneer product. This usually is in the form of a blood level bioequivalency study but can be a clinical bioequivalency study if measurable blood levels of the product in question are not attainable. These studies along with other data are submitted to the Center for Veterinary Medicine (CVM) as an ANADA. CVM is a division of the Food and Drug Administration (FDA). If all data submitted is determined by CVM to be satisfactory and the manufacturer of the finished product is considered to be in compliance with Current Good Manufacturing Practices (CGMPs), the CVM will issue an approval letter to the sponsor of the application. The product can then be legally marketed.

The significance of owning ANADAs has been and is providing a proprietary product and position to remain competitive and provide a greater return to our shareholders than simply buying and selling product owned by manufacturers or suppliers. It also affords Agri-Labs greater control and flexibility in managing and growing our business.

Agri-Labs has also been recognized by the industry for its marketing support. Throughout the years the Company has been an active and enthusiastic supporter of the National Cattlemen's Beef Association ("NCBA") and the National Pork Producers Council ("NPPC") programs and events.

The company took another innovative step in 1998. To expedite product development, conduct first hand product research and provide technical assistance, the Company hired a Doctor of Veterinary Medicine to head up its Tech Services Team. Today, the Company has a full team of experts to provide technical support to its customers. Additionally, veterinarian distribution was added in 1997 and currently represents approximately 451 of annual revenue.

Since 1997 Agri-Labs has entered into exclusive business arrangements and technology transfer agreements which have allowed the Company to introduce TOP LINE® and DOUBLE IMPACT® ivermectin, insecticides and launch a line of MLV cattle vaccines: TITANIUM® and MASTERGUARD®.

In 1984, the founders of Agri-Laboratories, Ltd. took a look at the animal health industry and decided that things could be done in a different, better way. They recognized that a well managed network of diversified, independent distributors could get more manufacturers' products into the hands of more producers, more efficiently. Innovation is a way of life at Agri-Labs. Everyday the Company continues to look into opportunities and possibilities for improvement upon how it does business.

Agri-Labs currently markets more than 750 products through its branded product lines of Agri-Labs®, ProLabs®, and Tradewinds®. Through these multiple brands it can reach the United States' market in each marketing channel for its customers.

Number of Employees

During the 2010 calendar year Agri-Labs had forty-six (46) full time employees. In 2009 it had forty-eight (48) full time employees. Agri-Labs had no part time employees in 2009 or 2010.

Short-Term Liquidity and Capital Resources

The Company's amount of accounts receivable vary from month to month and can reach relatively high levels. However, this is not indicative of any cash flow problems or difficulty with collections. Rather, it is largely a consequence of extended payment terms offered to its customers. This is a common practice in the animal health industry utilized to move inventory because of the dating or relatively limited shelf life of the products. Extended payment terms are frequently provided by Agri-Labs' suppliers and are passed through to customers. Also, these terms are utilized as a marketing and promotional tool to move product out of the Company's warehouse to our customers. To the extent Agri-Labs can load up its customers' inventory, it lessens the opportunities for competitors to make inroads in selling their products to our customers. The extended payment terms can vary from 60 to 120 days, or longer, depending on the profitability of the product and how critical the sale of the product is to current business needs. Notwithstanding the occasional spike in the level of these receivables, the Company has never experienced significant collection problems. Historically, less than one percent (1%) of accounts receivable have become past due. The Company has a solid record for customer collections. Consequently it does not believe any allowance for doubtful accounts is warranted in its financial statements.

The Company does have short-term working capital requirements to carry these receivables, purchase inventory and meet its operating needs. However, these needs are effectively provided for by adequate credit limits and payment terms provided by the Company's suppliers and through outside bank financing. The Company has a $10 million line of credit for working capital through UMB Bank, N.A., the Company's lender since September, 2009. The line of credit has an adjustable interest rate, which as of October 31, 2010 was 3.50%. As of October 31, 2010, $0.00 was recorded as a line-of-credit note payable. The Company is in compliance with the covenants of the loan agreement and engages in periodic discussion with bank officers on the Company's direction and needs. Agri-Labs believes an increase in this line of credit could be obtained if needed. The Company's short-term working capital requirements is not one of the reasons for this Offering.

Competitive Conditions

Manufacturers of biologicals and pharmaceuticals products have the option of selling their products directly to livestock producers, veterinarians and dealers or using independent distributors, private label companies and marketing companies. Agri-Labs is positioned in the industry as a private label company and marketing company with no proprietary manufacturing capacity. It works with manufacturers to produce the Company's private label and proprietary products. Agri-Labs aligns itself with manufacturers who need sales and marketing expertise and a distribution network to bring products to the veterinary and retail livestock and consumer markets in the most economical manner. Agri-Labs competes with manufacturers of products with similar label indications that sell their products directly to veterinarians and these retail markets.

Agri-Labs has successfully competed in this market since 1984 by providing an outlet for manufacturers of animal health at a competitive price. By utilizing the volume purchasing opportunities of its distribution networks, it is able to provide animal health products to its distribution customers and their customers at competitive prices. Its competitive advantage is gained from having less infrastructure and overhead expense than its competitors such as manufacturers who directly market their products and who must maintain the overhead and staff to support manufacturing operations. Agri-Labs supports its competitive pricing with marketing and sales support for its distribution network.

Agri-Labs' ownership of generic drugs and its development of proprietary biologicals has provided Agri-Labs an additional opportunity to compete with major manufacturers in product categories that are more profitable and have a longer product life cycle than comparable products.

The animal health industry continues to experience consolidation of the livestock industry that includes beef and dairy cattle, swine and poultry. This consolidation has given rise to pricing pressures on commonly used animal health products. The need of manufacturers to move products through production to maintain large inventories has provided pressure to discount the price of products. Also, significant FDA regulations have inhibited suppliers to Agri-Labs from introducing new products and maintaining a consistent supply of current products to distribute. These factors combine to limit supplies and therefore sales opportunities.

The Business of Tradewinds, Inc., a Wholly Owned Subsidiary

Tradewinds, Inc. ("Tradewinds") is a wholly owned subsidiary of Agri-Labs. The officers of Tradewinds are all officers of Agri-Labs: Steve Schram is President, Terry Christie is Secretary and Helen Taylor is Treasurer. The business of Tradewinds consists of selling selected animal health products of Agri-Labs under the brand name of Tradewinds to distributors who are not Class A shareholders of Agri-Labs. This allows Agri-Labs to reach a broader market with these selected products. The focus of these products is the over-the-counter, companion animal, pharmaceutical and biological products.

Principal Customers of Agri-Labs

The following table represents the principal customers of Agri-Labs and the percentage of sales attributable to these customers for the last two fiscal years:

	2009 % of Sales	**2008 % of Sales**
Members - Class A Shareholders		
Professional Vet Products	16.03%	18.67%
MWI Vet Supply	14.18%	17.69%
Walco/Hi Pro	13.68%	8.75%
IVESCO	9.34%	9.05%
Lextron, Inc.	6.52%	4.93%
Robert J. Matthews, Co.	4.03%	5.01%
Valley Vet Supply	2.58%	2.65%
Vet & Poultry	2.33%	2.73%
West Plains Vet	2.10%	2.54%
Southern Livestock	1.96%	1.84%
Animal Medic	1.79%	2.03%
Northwest Veterinary Supply	1.69%	1.74%
Jeffers, Inc.	1.59%	1.38%
Fuller Supply Co., Inc.	1.46%	1.11%
United Pharmacal Co., Inc.	0.66%	0.60%
Michigan Vet Supply	0.59%	0.57%
Vet Pharm (redeemed in 2008)	Incl in non-member	8.16%
National Animal Health (redeemed in 2008)	Incl in non-member	0.08%
Non Members	19.47%	10.46%
Totals	**100%**	**100%**

Research and Development/Technical Trials

Agri-Labs in the regular course of its business enters into joint development agreements with manufacturers. Pursuant to these agreements Agri-Labs obtains exclusive marketing rights for the resulting products and/or royalty payments or a share of profits in exchange for funding part of the research and development costs. Agri-Labs is constantly looking for ANADA and NADA products to develop and acquire. It routinely funds technical trials, veterinary tests and research and development costs to insure there is a market for these products.

Terry Christie, Vice President of Research and Development of Agri-Labs, serves as the leader of a Product Review Team ("PRT") whose function is to review and approve all biological and pharmaceutical research projects. Once a project is approved by the PRT and Agri-Labs' Board of Directors, the PRT assigns responsibility for each project and monitors the progress on a monthly basis. Mr. Christie leads and coordinates any pharmaceutical project if developmental work is required. This work typically requires finding and developing an active ingredient source, finding and reaching an agreement with a finished product manufacturer, developing a finished product, coordinating all testing and compilation of data necessary to file an ANADA. Mr. Christie prepares the ANADA application if Agri-Labs is going to be the sponsor of the application and does all of the regulatory follow up with the CVM until the application is approved. He also does all post-approval regulatory work.

Agri-Labs is involved in research and development activities to obtain a proprietary interest in products. This leads to higher risk, but also creates the opportunity for higher profitability and return to shareholders than simply buying and selling product. To date, the Company has been successful in these endeavors and returns have outweighed the risk. Of course, there is no guarantee this trend will continue.

During the 2009 calendar year Agri-Labs spent $125,727 on research and development. In 2008 Agri-Labs had negative spending of $73,578.00 on research and development due to the adjustment of certain accrual accounts.

Characteristics Of Agri-Labs' Operations And Industry Which May Have An Impact Upon Future Financial Performance.

Agri-Labs currently has the exclusive right to market certain products. Investors should review the RISK FACTORS section of this Offering Circular with respect to the risk that Agri-Labs could lose the exclusive right to market these products.

Agri-Labs has entered into an agreement with Diamond Animal Health, Inc. for the exclusive right to market certain bovine vaccines. These products are known by the trade names TITANIUM® and MASTERGUARD®. Agri-Labs was given the exclusive right to market these products in exchange for its agreement to meet certain escalating levels of product distribution. The Second Amendment to the Amended and Restated Bovine Vaccine Distribution Agreement is dated December 10, 2004 and extends through December 15, 2009. The Third Amendment to the Agreement dated May 26, 2006, revises the 3rd and 4th quarter 2006 purchase orders, and revises the terms of the loan between Agri-Labs and Diamond. The loan has since been paid in full. The Fourth Amendment dated November 16, 2007, removes the exclusive right to market the products in Canada, and states that the distribution rights became non-exclusive after Contract Year 2009, or as of December 15, 2009, through the remainder of the term of the Agreement. Pursuant to the Fourth Amendment, Agri-Labs right to distribute the products is currently non-exclusive. Also, Agri-Labs owns the exclusive rights to the trade names and other potential future distributors of these vaccines cannot use these trade names.

Investors should also review the RISK FACTORS section of this Offering Circular with respect to the risk that Agri-Labs' business could be materially adversely affected by the loss of its relationship with key distributors and suppliers.

The wholesale distribution industry for pesticides, insecticides, pharmaceuticals and biologicals in the global animal health market is subject to changing political, economic and regulatory influences. Both state and federal government agencies regulate the distribution of certain animal health products. All pharmaceutical products Agri-Labs sells are regulated by the Food and Drug Administration ("FDA"). Biological products are registered by the United States Department of Agriculture ("USDA"). Insecticides are regulated by the Environmental Protection Agency ("EPA"). Also, Agri-Labs is subject to regulation by the Drug Enforcement Administration ("DEA"). Each of these regulatory agencies has significant rules and regulations that must be adhered to in order to remain in compliance. An adverse finding regarding the compliance of Agri-Labs with these regulations could negatively impact sales and profits of the Company. Furthermore, the regulatory stance these agencies take can be affected by who is in control of the executive and legislative branches of government. Our suppliers are subject to regulation by the Department of Agriculture and rely, in part, on farm and agricultural subsidy programs. If funding for such programs is reduced, there is a risk our product supply would diminish, which would lead to decreased sales. These factors affect our purchasing practices and the operation of our business.

Agri-Labs is directly affected by regulation by the FDA and the CVM, a division of the FDA. The CVM reviews all applications Agri-Labs submits for ANADAs and either denies or approves those applications. Furthermore, the FDA has authority to inspect Agri-Labs' physical facility with regard to storage and handling of pharmaceuticals. The FDA also has authority to remove from distribution products which Agri-Labs distributes.

Agri-Labs is only indirectly affected by regulation by the USDA, EPA and DEA. Agri-Labs does not directly interact with the USDA. It does not submit applications to the USDA for biologicals. However, it could be affected if the USDA took any adverse action with respect to the license for TITANIUM® and MASTERGUARD® held by Diamond Animal Health. Also, the USDA and EPA have authority to remove from distribution products which Agri-Labs distributes. Agri-Labs has no direct interaction with the DEA. It does not distribute drugs which fall under the jurisdiction of the DEA, and therefore would not be affected by DEA action to remove products it regulates from distribution.

There is a trend within this industry toward consolidation to create integrated delivery systems with greater market presence. As this industry consolidates, competition for customers will become more intense and the importance of acquiring each customer will become greater.

DESCRIPTION OF PROPERTY

Agri-Labs currently leases its physical plant from K-Highway, a Missouri general limited partnership. The terms of the lease are triple net with the first term expiring December 31, 2005 and two 5 year options thereafter. The second and final five year renewal option was exercised by Agrilabs and the term ends December 31, 2015. A "triple net" lease or net-net-net lease is a lease whereby the lessee is responsible for maintaining insurance, taxes and maintenance on the leased premises. The Plant lease agreement currently requires a monthly rent of $31,335.00. The facility consists of 21 offices totaling 8,000 square feet and a warehouse with storage representing 46,000 square feet. This facility is located at 20927 State Route K, St. Joseph, MO 64505. This is the sole warehouse and executive offices of Agri-Labs. K-Highway is an entity owned by certain Class A shareholders and certain employees of Agri-Laboratories, Ltd. as follows:

Southern Livestock Supply Co., Inc.
Michigan Veterinary Farm Supply
Robert and/or Velma Lohmann
Double E Investments
William Fuller
Lakeland Vet, Inc.
Robert J. Matthews Co.
Keith & Dorothy Jeffers
Larry Gladfelter
Dr. Arnold Nagely and Dr. Raymond L. Shultz as joint tenants
Helen Taylor
Terry Christie
Edward Bradford, Trustee of the Edward Bradford Trust
Cary Becker and Barbara J. Becker, Trustees of the Becker Family Revocable Trust
Lowe and Wilcox Enterprises, LLC
Herman O. Haenert and Judith A. Haenert, Trustees under the Haenert Living Trust

The general partner of K-Highway is K-Highway General Partner, Inc., a Missouri corporation solely owned by the CEO and Chairman of the Board of Agri-Labs, Steve Schram.

DIRECTORS, OFFICERS AND SIGNIFICANT EMPLOYEES

Directors

Name	Company	Mo/Year Nominated	Term Expires
Jay Miller, Age 41	Animal Medic	March 2010	March 2013
Bo Richardson, Age 56	Southern Livestock	March 2010	March 2013
Walt Evans*, Age 55 *took place of Steve Price who resigned in October of 2010	UPCO	October 2010	March 2011 (at which time a new director will be nominated to fill remainder of term through 2012)
Mo Jackson, Age 54	Michigan Vet Farm	March 2009	March 2012
Chuck VanderPloeg, Age 55	Lextron, Inc.	March 2008	March 2011
Dr. Robert Matthews, Age 69	R.J. Matthews Co.	March 2008	March 2011
Steve Schram, Age 48	Agri-Labs	N/A	Upon termination of employment as CEO

Outside Directors

Name	Mo/Year Nominated	Term Expires
Leon Ellin, Age 67	March 2010	March 2012
Frank Carter, Age 57	March 2008	March 2012

Directors

Mr. Miller is the President/50% owner of Animal Medic, Inc., a Pennsylvania company in the animal health industry founded in 1970. Mr. Miller joined Animal Medic in 1999 as a controller. Mr. Miller also served as the CFO of the Company from 2003 to2007. In 2007 Mr. Miller negotiated his 50% purchase of the company, and assumed his title as President. Mr. Miller obtained an MBA in accounting/finance from York College of Pennsylvania in 2002.

Mr. Richardson is the President/owner of Southern Livestock Company, Inc., an animal health, lawn and garden distributor established and incorporated in Louisiana in 1971. Mr. Richardson began his employment with the company in 1970 as a general laborer and family member, working his way up to an outside sales representative after high school and college, in 1978. Mr. Richardson served as an outside sales representative for the company for 20 years through 1998 at which time he, along with a partner, purchased the company from family members.

Mr. Evans is part of the second generation of the Evans family to work in the pet products industry, and is the President of United Pharmacal Co., and entity created by his father almost 60 years ago.

Mr. Jackson is the owner and President of Michigan Veterinary Farm Supply Co., Inc., located in Vermontville, Michigan. Mr. Jackson joined the company in 1978 after graduating from Purdue University with a degree in Business Management. Michigan Vet has been in the animal health and veterinary supply business since 1974, and Mr. Jackson has owned the company since 1988, taking over from his father, Marvin K. Jackson.

Mr. VanderPloeg is the President & CEO of Vet Pharm, Inc., a fully-owned subsidiary of Lextron, Inc. Mr. VanderPloeg has worked with Vet Pharm for over 25 years. Vet Pharm is a full service animal health products distributor providing services to veterinarians across the United States since 1983 having locations in Sioux Center, Iowa, Sioux Falls, South Dakota, and Jerome, Idaho.

Dr. Matthews is the Vice President of Robert J. Matthews Co., an animal health and related products distributor out of Massillon, Ohio. Dr. Matthews has been with the company that was founded by his father, Robert J. Matthews, since August, 1969. Prior to that time, he was in private practice after receiving a DVM degree from The Ohio State University in 1966.

Mr. Ellin became an operating partner of Littlejohn & Co in 2004. Littlejohn is a control-oriented investor in mid-sized companies, typically those with revenues in the range of $150 million to $800 million, which are experiencing a fundamental change in capital structure, strategy, operations or growth. Mr. Ellin has 40 years of experience in senior financial and operating positions, in both large and mid-sized companies. He spent the 20 years immediately prior to his service at Littlejohn managing turnaround, restructuring and strategic business refocusing tasks at a number of mid-sized companies, including Wilton Industries, ITCO Holding Company, Edward Don & Company, Champion Products, Inc. and Voit Corporation. His prior experience includes ten years with Colgate-Palmolive, including director of Corporate Strategic Planning and as CFO of a Colgate subsidiary company. His educational background includes an MBA from The Wharton School and an AB from the University of Chicago.

Mr. Carter has been employed with Systems Material Handling Co. (SMH) since June of 2000 and is currently Vice President & General Manager. Mr. Carter's areas of specific responsibility include Distribution Operations, Accounting & Finance, and Information Systems. SMH is a distributor of after-market, replacement parts for the forklift industry. Mr. Carter joined SMH in advance of the sale of the company to its current Belgium-based ownership and worked with the owner to ready the company for sale by changing the accounting, banking and insurance representation to entities more aligned with SMH's needs. From 2000 through 2007, SMH has grown from a revenue size of $50MM to its current size of over $200MM.

Executive Officers

Steve Schram serves as Chief Executive Officer and Chairman of the Board of Directors of Agri-Labs. He is 49 years of age. He was born and raised in Iowa. He graduated from Anthon Oto High School in 1979. He graduated from Iowa State University with a B.S. in Animal Science in 1983. He began his career in the animal health industry with Syntex Animal Health in 1983 and held the following positions with Syntex:

- Sales Representative 1983-1986
- Regional Manager 1986-1988
- Product Manager 1988-1989
- National Sales Manager 1990-1992
- Business Unit Manager 1992-1995

He joined Agri-Labs as Director of Sales and Marketing in 1995. In 1997 Schram was elected President of Agri-Labs. He established a wholly owned subsidiary of Agri-Labs, Tradewinds, Inc. He currently serves as President, CEO and Chairman of the Board of Directors of Agri-Labs.

Terry Christie serves as Vice President of Research & Development for Agri-Labs. He is 59 years of age. He was born and raised in Missouri. He graduated from South Harrison High School in 1969. He attended Northwest Missouri State, Maryville, Missouri from 1969 to1971 and Missouri Western State College, St. Joseph, Missouri from 1972 to 1974 where he graduated with a B.S. in Biology and a Minor in Chemistry. Prior to joining Agri-Labs his professional background is as follows:

- Assistant Mgr. Parenteral Dept. Medico, Elwood, KS 1974-1980.
- Director of Quality Assurance, Tech America, Elwood, KS (formerly Medico), 1980-1986
- Superintendent of Production, Fermenta Animal Health (formerly Tech America) 1987-1989

Mr. Christie was hired in his present position with Agri-Labs on October 30, 1989. As Vice President of Research and Development, Mr. Christie is responsible for pharmaceutical animal drug development. All such projects are decided upon through the Product Review Team (PRT). Once a project is established, Mr. Christie is responsible for outsourcing the active ingredient and finished product manufacturing, and coordinating the project through the development and filing of the animal drug application (either ANADA or NADA) with the Center for Veterinary Medicine. Once a product is approved, Mr. Christie coordinates contract manufacturers and Agri-Labs sales and marketing personnel for production of the finished product.

Helen Taylor is the Chief Financial Officer for Agri-Labs. She was born and raised in Missouri. She graduated from Savannah High School in 1974. She attended Northwest Missouri State College in St. Joseph, Missouri and graduated with a B.S. degree in Accounting in July of 1977. She was a staff accountant with the public accounting firm of Melvin P. Ketter, CPA from 1977 to 1978. She passed her CPA exams and was licensed in November of 1978. She then served as a staff accountant with the public accounting firm of Bill Blanchard, CPA from 1978 to 1984. She obtained a Masters of Business Administration from NW Missouri State University in 1983. She established her own accounting firm in 1984 and was actively engaged in that business from 1984 through 1996. She was also a full time instructor at Missouri Western State College from 1985 through 1996. She served as Director of Finance for Agri-Labs from April, 1997 to 2001. She has been Chief Financial Officer of Agri-Labs since January, 2002. Her age is 54.

Edward S. Sloan, Secretary – Serves as national legal counsel for Agri-Labs. His employment is with Waldeck, Matteuzzi & Sloan, P.C. in Leawood, Kansas. He also serves as recording secretary for all Shareholder and Board of Director meetings. He is one of the founding shareholders in Waldeck, Matteuzzi & Sloan, P.C. Mr. Sloan is in charge of the business section of the firm. He serves as counsel to a multitude of clients handling transactional work, the formation of business entities, financial affairs and operational issues for his clients. He is 49 years old.

Cary Becker serves as Vice President of Sales. He was hired in this position on May 1, 1999. He is 50 years of age. He was born in Yankton, South Dakota and raised in Hartington, Nebraska. He graduated from Hartington Cedar Catholic High School. He attended and graduated from Kearney State College in Kearney, Nebraska in 1984 with a BS degree in Business Marketing & Finance, and a minor in Ag Economics and Biology. His professional background prior to joining Agri-Labs is as follows:

- 1984-1989 Ralston Purina Company/Purina Mills, Inc. Territory & District Sales Manager
- 1989-1995 Syntex Animal Health, division of Syntex Laboratories. Started as Territory Sales Manager, promoted to Regional Sales Manager in 1991.
- 1995-1999 Fort Dodge Animal Health, division of American Home Products. Regional Sales Manager.

RENUMERATION OF DIRECTORS AND OFFICERS

Name of Individual or identify of group	**Capacities in remuneration was received**	**Aggregate remuneration**
Three highest paid officers or directors as a group	Salaries & bonus	**$764,090.00**

There is one (1) stock plan approved by the Board of Directors as follows:

Executive Share Appreciation Plan. Agri-Labs has established a Restated Executive Share Appreciation Plan ("Plan") under which any employee who is recommended by the CEO and approved by the Board of Directors may be granted Share Units, which is a unit of future incentive compensation tied with the book value of a share of Agri-Labs' stock at the time the units are granted. The Share Units granted vest 20% per year over a five-year period. The holder of the Share Unit may convert the units to shares, but is not obligated to do so. Upon termination of employment the employee holding the units is entitled to receive as deferred compensation the full appreciation in the book value of the shares underlying the units at the time of termination over the original book value at the time the units were granted. The CEO Steve Schram has 15,000 Class A Share Units, all of which are fully vested. The book value of the Class A shares at the time Class A Share Units were granted and the strike price for conversion of the units is $8.56 per share. The Units were granted on January 1, 1997.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table reflects the ownership of Class B shares, non-voting securities of Agri-Labs for each of the three highest paid persons who are officers or directors, and for all officers and directors as a group:

Name	No. of Shares	Percentage of Outstanding Class B Shares Before Offering	Percentage of Class B Shares After the Offering - Maximum
Steve Schram CEO & Chairman of the Board of Directors 20927 State Route K St. Joseph, MO 64505	4,600	7.37%	2.83%
Helen Taylor, CFO 20927 State Route K St. Joseph, MO 64505	4,505	7.22%	2.77%
Terry Christie VP of Research and Development 20927 State Route K St. Joseph, MO 64505	2,020	3.24%	1.24%
All Officers and Directors as a Group	14,766	23.65%	9.09%

The following table reflects the ownership of over 10% of non-voting securities of Agri-Labs for any class of stock:

Class C Stock

Name	No. of Shares	Percentage of Outstanding Class C Shares Before Offering	Percentage of Class C Shares After the Offering - Maximum
Brownsberger Vet Clinic c/o Bill Brownsberger, DVM 106 West 5th Street Appleton City, MO 64724	2,000	11.11%	4.65%
Lander Veterinary Clinic c/o Ronald L. Terra 4512 South Walnut Road Turlock, CA95381	2,000	11.11%	4.65%
Lena Vet Clinic c/o James L. Hastings 11002 West Goddard Road Lena, IL 61048	2,000	11.11%	4.65%
Stanley D. Ourada, DVM 2201 East 4th Avenue Holdrege, NE 68949	2,000	11.11%	4.65%

Name	No. of Shares	Percentage of Outstanding Class C Shares Before Offering	Percentage of Class C Shares After the Offering - Maximum
Wishek Vet Clinic c/o Dan Shuler, DVM 8370 Hwy 3 SE Wishek, ND 58495	2,000	11.11%	4.65%

The following table reflects the beneficial ownership of voting securities of Agri-Labs, Class A shares, for each person who is a director:

Director	Company through which Stock Owned	Shares Owned	Percentage of Outstanding Class A Shares
Jay Miller 3910 N. George Manchester, PA 17345	Animal Medic	15,000	6.25%
Bo Richardson 7333 Town South Avenue Baton Rouge, LA 70808-9099	Southern Livestock	15,000	6.25%
Walt Evans 3705 Pear Street St. Joseph, MO 64503	UPCO	15,000	6.25%
Mo Jackson 7415 Lawrence Highway Vermontville, MI 49096	Michigan Vet Farm	15,000	6.25%
Dr. Robert K. Matthews 2850 Nave Road SE Massilon, OH 44646	Robert J. Matthews Co.	15,000	6.25%
Chuck VanderPloeg 620 "O" Street Greeley, CO 80632	Lextron, Inc.	15,000	6.25%
Steve Schram CEO & Chairman of the Board 20927 State Route K St. Joseph, MO 64505		15,000 Share Units convertible to shares at $8.56 share	%
Officers and Directors as a Group:		90,000 shares 15,000 Share Units	37.50%

There are no options, warrants or rights; and Agri-Labs does not have a parent company.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Each of the 16 Shareholders of Agri-Labs currently has in place a Distribution Agreement for Agri-Labs' products. This Distribution Agreement runs for a twelve (12) month period and automatically renews annually unless terminated in accordance with its provisions. The Distribution Agreement between the Class A Shareholder and Agri-Labs allows for the distribution of Agri-Labs' products through the retail operation of the Class A distributor Shareholders.

Under the agreement Agri-Labs authorizes the distributor to sell its products and the distributor agrees to use its best efforts to sell these products. The sales prices are set in an exhibit to the agreement, and Agri-Labs has the unilateral right to revise these prices at its discretion. Payment for purchases by the distributor is due 30 days after invoice. Unpaid balances accrue interest at the rate of 1½%. Credit limits for distributors are set forth in an exhibit to the agreement. Payments due under the agreement are secured by a pledge of the distributor's Class A shares. Under the agreement the distributor agrees to keep confidential certain matters including customer lists, marketing information, proprietary product information, prices and financial information. Agri-Labs has the ability to terminate the agreement on the occurrence of certain events defined in the agreement.

The amounts of accounts receivable owed by Class A Shareholders as of December 31, 2009 and the aging report with respect to these accounts is contained in the following table:

	12/31/2009 A/R Balance	**% of AR**
Members		
Professional Vet Products	$961,699.44	16.46%
IVESCO	$948,366.92	16.23%
MWI Vet Supply	$829,649.85	14.20%
Walco	$429,995.71	7.36%
Lextron	$264,118.26	4.52%
Vet Pharm	$250,337.35	4.28%
Robert J. Matthews, Co	$242,209.12	4.14%
West Plains Vet	$146,425.46	2.51%
Animal Medic	$141,584.09	2.42%
Vet & Poultry	$114,511.39	1.96%
Northwest Veterinary Supply	$105,431.96	1.80%
Southern Livestock	$81,973.57	1.40%
Jeffers, Inc	$73,378.19	1.26%
Fuller Supply Co., Inc	$65,481.02	1.12%
Valley Vet	$43,604.36	0.75%
United Pharmacal Co., Inc	$23,224.54	0.40%
Michigan Vet Supply	$2,364.80	0.04%

Non Members	$1,119,857.76	19.16%
Totals	**$5,844,213.79**	**100.00%**

The aging of the Accounts Receivable is as follows:

Current	93.77%
30 - 60 days	6.05%
Over 60 days	0.18%
	100.00%

In addition to the Distribution Agreement between the Class A Shareholders and Agri-Labs, certain of the Class A Shareholders are owners of the Missouri General Partnership which owns the physical facility in which Agri-Labs maintains it corporate headquarters. K-Highway Limited Partnership is a Missouri Limited Partnership in which the only asset is the real estate and improvements located at 20927 State Route K in St. Joseph, Missouri. The General Partner of the Partnership is K-Highway General Partner, Inc., a Missouri Corporation, which is wholly owned by Steve Schram, the CEO and Chairman of the Board of Directors of Agri-Labs. Agri-Labs leases its physical facilities, a warehouse and executive offices from the Partnership. Under the terms of the Plant Lease Agreement, Agri-Labs is currently obligated to pay a monthly rent of $31,335.00.

DESCRIPTION OF SECURITIES

Agri-Labs' Articles of Incorporation and Amendments thereto authorize the issuance of 800,000 shares, consisting of authority to issue 400,000 shares of Class A common stock, 200,000 shares of Class B common stock, and 200,000 shares of Class C common stock. There are currently 240,000 shares of Class A common stock outstanding. Prior to this Offering it has issued 161,860 shares of Class B common stock and it has redeemed 99,437 shares of Class B common stock. There are currently 62,423 shares of Class B common stock outstanding. Prior to this Offering it has issued 19,000 shares of Class C common stock and it has redeemed 1,000 shares. There are currently 18,000 shares of Class C common stock outstanding.

Holders of Class A common stock are entitled to one vote per each Class A share held. Class A shareholders are entitled to vote on any matter for which shareholders are entitled to vote pursuant to the Bylaws of Agri-Labs. The voting rights of the holders of Class A shares are non-cumulative, which means that more than 50% of the Shares voting for the election of directors can elect all of the directors if they so choose. Class A shareholders are all entities that are retail distributors of Agri-Labs' products.

Class B and Class C shares are non-voting shares which only entitle Class B and Class C shareholders to dividends, if declared. The declaration of dividends is discretionary with the Board of Directors. The Board is not obligated to declare dividends equally across all classes of shares and it may act preferentially with respect to one or more classes of shares. Historically, the Board has declared dividends with respect to Class B shares every calendar year from 1987 through 2008. The Board has never declared dividends on Class A shares. The first dividend on Class B shares was $0.25 per share in 1987. The dividend has been $1.10 per share for the years 1998 through 2006, $1.15 per share for the year 2007, $1.00 per share for the years 2008 and 2009, and a $1.50 per share dividend for the year 2010. For the years 2000 to 2002 those dividends have been prorated to reflect the length of ownership of the shares. Class C dividends have been paid since the issuance of Class C shares in 2004 with a $ .50 per share dividend declared for 2004, a $1.10 dividend per share declared for 2005 and 2006, a $1.15 per share dividend for 2007, a dividend of $1.00 per share for the years 2008 and 2009, and a $1.50 per share dividend for the year 2010. A dividend of $1.50 per share was declared on Class A shares in 2010, but normally no dividend is declared on Class A shares. Going forward, it is the intention of the Board to declare dividends on Class B and C shares equally, but not Class A shares.

Class B shares may only be purchased by employees or outside directors of Agri-Labs or Class A shareholders or their employees, and must be purchased in 50 share increments. Class B shares are offered to create an incentive within Agri-Labs distributor network for sales people to market Agri-Labs' products. This ownership stake of the distributor network promotes brand loyalty and allows the marketing force to participate, through dividends, in the overall profitability of the Company.

Class C shares are only offered to licensed and practicing veterinarians or business entities comprised of veterinarians who qualify by purchasing minimum levels of Agri-Labs' products. The Class C shares must be purchased in 1,000 share increments. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' product in years subsequent to purchase ($50,000 in annual general product sales) Agri-Labs has the option to redeem the Shares at the then current book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

The Class B and C shares when duly issued and sold pursuant to this Offering will be fully paid and non-assessable. Class A, B and C shares have equal rights with respect to any preference on liquidation.

None of the shares have any preemption rights or conversion rights. All of the shares (Class A, B and C) are subject to redemption rights contained in the Bylaws of Agri-Labs.

Class C shares are only offered to licensed and practicing veterinarians or business entities comprised of veterinarians. Purchasers must qualify by generating minimum levels of Agri-Labs' product sales. If the Class C shareholder does not maintain certain minimum levels of participation in distributing Agri-Labs' products in the years subsequent to purchase ($50,000 of annual sales of general products) Agri-Labs has the option to redeem the Shares at their then current book values, as determined pursuant to the corporation's Bylaws.

Pursuant to Agri-Labs' Bylaws certain other acts or events will be deemed a "transfer" which will trigger the option of Agri-Labs to redeem the Class A, B or C Shares at book value and terminate the shareholder's ownership of the Shares. These acts include the breach of any contract by the shareholder existing between the shareholder and Agri-Labs, including but not limited to a breach of any confidentiality agreement, distribution agreement, license agreement or consignment agreement. Further, it includes termination of employment with Agri-Labs or a Class A shareholder, termination of the current Distribution Agreement between Agri-Labs and the Class A shareholder, or acquiring an equity ownership interest in a competitor of Agri-Labs within the animal biologicals or pharmaceuticals business. Also, if an individual Class C shareholder ceases to be engaged in the practice of veterinarian medicine, (by death, retirement or for any other reason), or if a business or entity comprised of a group shall be dissolved, merged or discontinue the active practice of veterinary medicine Agri-Labs has the option to repurchase the Class C shares at the then current at book value as determined by the Company's accountants at the end of the month preceding the written notice of the Company's intent to exercise this option.

Indemnification Of Officers, Directors and Employees. As authorized by the Delaware Code, the Bylaws of Agri-Labs provide that every person who is a director, officer or employee of the corporation shall be indemnified by Agri-Labs to the fullest extent permitted by the General Corporation Law of the State of Delaware. Further, Agri-Labs, if authorized by the Board of Directors, may purchase and maintain insurance on behalf of any such person to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Limited Transferability And Lack Of Market Ability. The Class B and C shares purchased in this Offering are being offered in reliance on an exemption under Section 3(b) of the '33 Act and Regulation A. These Shares, as well as the Class A shares, are also subject to substantial further restrictions on transfer as contained in the Bylaws of Agri-Labs. Pursuant to these restrictions, the Shares may not be sold or otherwise transferred by the holder without the consent of Agri-Labs. Upon notice of intent to transfer the Shares, Agri-Labs has an option or right of first refusal to purchase the Shares at book value. This option must be exercised by written notice within 60 days of the next regularly scheduled Board of Directors meeting following the Company's receipt of written notice of the proposed transfer. The purchase price is the book value determined by the Company's accountants at the end of the month preceding the date Agri-Labs provides written notice of its intent to exercise its option, and the closing on the purchase must occur within 30 days after the aforestated 60 day period. If Agri-Labs does not purchase the Shares, the Shares may be transferred subject only to the requirement the Shares have been registered or confirmation that the transaction is exempt from registration under the '33 Act.

There is no public market for the Shares and there can be no assurance that a market will develop. The Shares will not be traded on any established market. The Shares will not be eligible for listing on any stock exchange or for quotation on NASDAQ, and Agri-Labs does not intend to obtain such a listing or approval. Investors may not be able to liquidate their investment should they choose to do so. The Shares should be purchased for long-term investment purposes only.

TERMS OF THE OFFERING

All purchasers will be required to execute a written Subscription Agreement to purchase either Class B or Class C shares. This Offering is being undertaken directly by Agri-Labs without an underwriter. Under the terms of the Offering, Agri-Labs is proposing to offer up to 100,000 shares of Class B stock and up to 25,000 shares of Class C stock. The shares are being offered at the book value per share, which is the net worth (assets less total liabilities) divided by the total number of outstanding Class A, B and C common shares. The current book value is $34.86 per share. After qualification, the offering price will be adjusted monthly to reflect the current book value. Class B and C shareholders who have purchased pursuant to this Offering and who have received a current offering circular will receive a written notice of each monthly adjustment In no event will this adjustment result in the aggregate offering amount exceeding $4,968,769.50 ($5million less $31,230.50, aggregate offering proceeds for all securities sold within twelve months before the start of this offering in reliance on Regulation A). At the time of making any adjustment, the aggregate offering amount will be recalculated considering the shares already sold under the Offering and the shares to be sold at the new adjusted price. If the recalculated new aggregate offering amount would exceed $4,968,769.50 the Company will lower the aggregate number of shares it will issue under this Offering. It will be mathematically impossible to exceed $4,968,769.50 under any future adjustment based on terms disclosed in any supplemental Offering Circular. Class B shares must be purchased in minimum increments of 50 shares. Class C shares must be purchased in minimum increments of 1,000 shares. Class B and C shares are non-voting shares which will only entitle Class B and C shareholders to dividends, if declared. For the period 2000 to 2002, Agri-Labs pro-rated Class B dividends to reflect the length of time the Class B shares have been held during the year for which the dividend was declared.

How To Subscribe. A purchaser of Class B or Class C shares must execute a "Subscription Agreement" which must be completed in full, signed and returned to Agri-Labs. The Subscription Agreement and full purchase price for the Shares should be delivered in person to Agri-Labs or by mail to:

Agri-Laboratories, Ltd
Attn: Steve Schram, CEO
20927 State Route K
St. Joseph, MO 64505

LITIGATION

PVP is a Class A member of the company that has filed for protection under Chapter 11 of the Bankruptcy Code. It is anticipated that debtor counsel for PVP may file a lawsuit through the bankruptcy proceeding for setoff of the pre-petition amounts they claim are due for promotional allowances, and for payment of any post-petition amounts they claim are due for promotional allowances. It is the contention of Agri-Labs that pursuant to the terms of the contracts, Agri-Labs is not responsible for any promotional allowance payments or setoffs to PVP. Other than this possible litigation, Agri-Labs is not currently involved in any litigation nor is it aware of any other litigation that is threatened as of the date of this Offering Circular.

LEGAL MATTERS

The validity of the Class B and Class C shares being offered by Agri-Labs and certain legal matters will be passed upon for Agri-Labs by Morris, Laing, Evans, Brock & Kennedy, Chartered with offices in Wichita, Kansas and Topeka, Kansas.

EXPERTS

The financial statements of Agri-Labs as of December 31, 2008 and as of December 31, 2009, included in this Offering Circular have been audited by Kane, Mitchell & Co., L.L.C., Certified Public Accountants as stated in the report attached hereto and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

Agri-Labs will make available to potential investors and their advisors any non-confidential or non-proprietary materials available to Agri-Labs and will answer all inquiries from potential investors and their advisors, other than proprietary or confidential matters, concerning the operation of Agri-Labs, its management, any other matters relating to the business and assets of Agri-Labs and this Offering and sale of Class B and Class C shares. In order to obtain additional information, please contact the CEO, Steve Schram or CFO, Helen Taylor at:

Agri-Laboratories, Ltd
20927 State Route K
St. Joseph, MO 64505
Phone: (816) 233-9533 Fax: (816) 233-9546

We have not authorized anyone to provide you with information different from that contained in this Offering Circular. This Offering Circular is an offer to sell, or a solicitation of offers to buy Class B and Class C shares of common stock only in jurisdictions where offers and sales are permitted.

SIGNATURES

The Issuer has caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of __________, 2010.

AGRI-LABORATORIES, LTD.



By: ______________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
Steve Schram	12/20/10	President, CEO and Chairman of the Board
Helen Taylor		Chief Financial Officer
Walt Evans		Director
Jay Miller		Director
Bo Richardson		Director
Dr. Robert K. Matthews		Director
Chuck VanderPloeg		Director
Morris Jackson		Director
Leon Ellin		Director
Frank Carter		Director

SIGNATURES

The Issuer has caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of __________, 2010.

AGRI-LABORATORIES, LTD.

By: 
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
____________ Steve Schram	____________	President, CEO and Chairman of the Board
Helen Taylor Helen Taylor	12-15-10	Chief Financial Officer
____________ Walt Evans	____________	Director
____________ Jay Miller	____________	Director
____________ Bo Richardson	____________	Director
____________ Dr. Robert K. Matthews	____________	Director
____________ Chuck VanderPloeg	____________	Director
____________ Morris Jackson	____________	Director
____________ Leon Ellin	____________	Director
____________ Frank Carter	____________	Director

SIGNATURES

The Issuer has caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of ___________, 2010.

AGRI-LABORATORIES, LTD.

By:____________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Signature	Date	Title
Steve Schram		President, CEO and Chairman of the Board
Helen Taylor		Chief Financial Officer
Walt Evans		Director
Jay Miller		Director
Bo Richardson		Director
Dr. Robert K. Matthews		Director
Chuck VanderPloeg		Director
Morris Jackson		Director
Leon Ellin		Director
Frank Carter		Director

SIGNATURES

The Issuer has caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri, on the 15th day of December, 2010.

AGRI-LABORATORIES, LTD.

By:______________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Signature	Date	Title
Steve Schram		President, CEO and Chairman of the Board
Helen Taylor		Chief Financial Officer
Walt Evans		Director
Jay Miller	12/15/10	Director
Bo Richardson		Director
Dr. Robert K. Matthews		Director
Chuck VanderPloeg		Director
Morris Jackson		Director
Leon Ellin		Director
Frank Carter		Director

SIGNATURES

The Issuer has caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri, on the ______ day of __________, 2010.

AGRI-LABORATORIES, LTD.

By:________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Signature	Date	Title
Steve Schram		President, CEO and Chairman of the Board
Helen Taylor		Chief Financial Officer
Walt Evans		Director
Jay Miller		Director
Bo Richardson	12/15/10	Director
Dr. Robert K. Matthews		Director
Chuck VanderPloeg		Director
Morris Jackson		Director
Leon Ellin		Director
Frank Carter		Director

SIGNATURES

The Issuer has caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of __________, 2010.

AGRI-LABORATORIES, LTD.

By:___________________________
Steve Schram, President



This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
____________________ Steve Schram	________________	President, CEO and Chairman of the Board
____________________ Helen Taylor	________________	Chief Financial Officer
____________________ Walt Evans	________________	Director
____________________ Jay Miller	________________	Director
____________________ Bo Richardson	________________	Director
Robert K Matthews Dr. Robert K. Matthews	10-16-10	Director
____________________ Chuck VanderPloeg	________________	Director
____________________ Morris Jackson	________________	Director
____________________ Leon Ellin	________________	Director
____________________ Frank Carter	________________	Director

SIGNATURES

The Issuer has caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of __________, 2010.

AGRI-LABORATORIES, LTD.

By:_________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Signature	Date	Title
____________ Steve Schram	____________	President, CEO and Chairman of the Board
____________ Helen Taylor	____________	Chief Financial Officer
____________ Walt Evans	____________	Director
____________ Jay Miller	____________	Director
____________ Bo Richardson	____________	Director
____________ Dr. Robert K. Matthews	____________	Director
____________ Chuck VanderPloeg	12-16-10	Director
____________ Morris Jackson	____________	Director
____________ Leon Ellin	____________	Director
____________ Frank Carter	____________	Director

SIGNATURES

The Issuer has caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of __________, 2010.

AGRI-LABORATORIES, LTD.

By:___________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Signature	Date	Title
____________________ Steve Schram	____________________	President, CEO and Chairman of the Board
____________________ Helen Taylor	____________________	Chief Financial Officer
____________________ Walt Evans	____________________	Director
____________________ Jay Miller	____________________	Director
____________________ Bo Richardson	____________________	Director
____________________ Dr. Robert K. Matthews	____________________	Director
____________________ Chuck VanderPloeg	____________________	Director
Morris L. Jackson Morris Jackson	12/20/2010	Director
____________________ Leon Ellin	____________________	Director
____________________ Frank Carter	____________________	Director

SIGNATURES

The Issuer has caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of __________, 2010.

AGRI-LABORATORIES, LTD.

By:___________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



Signature	Date	Title
________________________ Steve Schram	________________	President, CEO and Chairman of the Board
________________________ Helen Taylor	________________	Chief Financial Officer
________________________ Walt Evans	________________	Director
________________________ Jay Miller	________________	Director
________________________ Bo Richardson	________________	Director
________________________ Dr. Robert K. Matthews	________________	Director
________________________ Chuck VanderPloeg	________________	Director
________________________ Morris Jackson	________________	Director
________________________ Leon Ellin	________________	Director
________________________ Frank Carter	________________	Director

SIGNATURES

The Issuer has caused this offering statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of St. Joseph, State of Missouri, on the _______ day of __________, 2010.

AGRI-LABORATORIES, LTD.

By:__________________________
Steve Schram, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date	Title
______________________ Steve Schram	______________________	President, CEO and Chairman of the Board
______________________ Helen Taylor	______________________	Chief Financial Officer
______________________ Walt Evans	______________________	Director
______________________ Jay Miller	______________________	Director
______________________ Bo Richardson	______________________	Director
______________________ Dr. Robert K. Matthews	______________________	Director
______________________ Chuck VanderPloeg	______________________	Director
______________________ Morris Jackson	______________________	Director
______________________ Leon Ellin	______________________	Director
[signature] Frank Carter	12/15/2010	Director

FINANCIAL INFORMATION



CONFIDENTIAL

Kane, Mitchell & Co. L.L.C.
Certified Public Accountants

Independent Accountant's Report

Board of Directors
Agri-Laboratories, Ltd.
St. Joseph, Missouri

We have audited the accompanying consolidated balance sheets of Agri-Laboratories, Ltd., as of December 31, 2008 and 2007 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Agri-Laboratories, Ltd. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Kane, Mitchell & Co. LLC.

February 19, 2009

9401 Indian Creek Parkway, Suite 1210, Overland Park, Kansas 66210-2005, (913) 894-1065, Fax (913) 894-1083

CONFIDENTIAL

Agri-Laboratories, Ltd.
Consolidated Balance Sheets
December 31, 2008 and 2007

	2008	2007
CURRENT ASSETS		
Cash	$ -	$ -
Accounts receivable – customers	6,734,901	5,445,523
Accounts receivable - others	606,445	484,437
Inventory	11,490,914	9,177,031
Advance to supplier	750,000	750,000
Prepaid expenses	51,004	239,175
Receivable from supplier	325,000	350,000
Deferred income taxes	330,555	366,546
Total Current Assets	20,288,819	16,812,712
Equipment, net	259,122	246,744
Marketing rights, net	700,000	706,250
Trademarks, net	81,020	90,620
Other assets	15,790	18,852
Total Assets	$ 21,344,751	$ 17,875,178
CURRENT LIABILITIES		
Accounts payable	$ 3,418,559	$ 2,590,245
Line-of-credit note payable	6,304,653	2,042,076
Accrued expenses	3,013,156	4,071,593
Income taxes payable	186,752	98,542
Current maturities of long-term debt	117,250	240,434
Dividend payable	86,335	109,553
Total Current Liabilities	13,126,705	9,152,443
Long-term debt	117,250	291,694
Deferred income taxes	84,401	73,809
Total Liabilities	13,328,356	9,517,946
STOCKHOLDERS' EQUITY		
Common stock	326,335	350,264
Additional paid-in capital	889,295	1,019,842
Retained earnings	6,800,765	6,987,126
Total Stockholders' Equity	8,016,395	8,357,232
Total Liabilities and Stockholders' Equity	$ 21,344,751	$ 17,875,178

The accompanying notes are an integral part of these financial statements

Agri-Laboratories, Ltd.
Consolidated Statements of Income
For The Years Ended December 31, 2008 and 2007

	2008	2007
Net Sales	$ 65,208,438	$ 78,984,827
Cost of goods sold	47,360,217	58,600,700
Gross profit	17,848,221	20,384,127
Marketing & administrative	17,252,424	18,922,544
Research & development	(73,578)	439,567
	17,178,846	19,362,111
Income from operations	669,375	1,022,016
Other income (expense)		
Other income	63,645	66,935
Interest income	-	19,271
Interest expense	(189,328)	(377,640)
Income before income taxes	543,692	730,582
Provision for income taxes	231,511	282,361
Net income	$ 312,181	$ 448,221

The accompanying notes are an integral part of these financial statements

CONFIDENTIAL

Agri-Laboratories, Ltd.
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 312,181	$ 448,221
Items not requiring cash:		
Depreciation	85,392	65,983
Amortization	715,850	1,009,600
Income from supplier	(275,000)	(475,000)
Deferred income tax	46,583	(58,045)
Other	8,883	121
Changes in:		
Accounts receivable	(1,411,386)	1,826,927
Inventory	(2,313,883)	2,433,734
Prepaid expense	188,171	(193,497)
Accounts payable	828,314	(1,754,981)
Accrued expenses	(1,058,437)	481,618
Income taxes	88,210	(242,899)
Advance to supplier	-	509,573
Net cash provided by (used by) operating activities	(2,785,122)	4,051,355
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(108,391)	(156,397)
Payment for marketing rights	(700,000)	-
Collection of notes receivable	-	500,000
Payment for trademark	-	(50,000)
Cash received – sale of assets	4,800	-
Cash received from supplier	300,000	125,000
Net cash provided in (used by) investing activities:	(503,591)	418,603
CASH FLOWS FROM FINANCING ACTIVITIES:		
Line of credit, net	4,262,577	(2,978,549)
Dividends paid	(109,553)	(100,823)
Proceeds from Class B stock	8,468	48,149
Proceeds from Class C stock	-	45,980
Redemption of Class A stock	(117,250)	(357,000)
Redemption of Class B stock	(223,401)	(11,516)
Payment of term bank debt	(532,128)	(1,010,949)
Payment of redemption note	-	(105,250)
Net cash provided by (used by) financing activities	3,288,713	(4,469,958)
Net increase in cash	-	-
Cash at beginning of year	-	-
Cash at end of year	$ -	$ -

The accompanying notes are an integral part of these financial statements

Agri-Laboratories, Ltd.
Consolidated Statements of Stockholders' Equity
For The Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance January 1, 2007	$ 361,657	$ 1,057,700	$ 6,873,594
Adjust prior year Class B stock redemption	-	(4,482)	4,482
Redemption of 15,000 shares of Class A stock	(15,000)	(113,250)	(228,750)
Issuance of 2,107 shares of Class B stock	2,107	46,042	-
Redemption of 500 shares of Class B stock	(500)	(10,148)	(868)
Issuance of 2,000 shares of Class C stock	2,000	43,980	-
Dividends on Class B and Class C stock	-	-	(109,553)
Net income for the year	-	-	448,221
Balance December 31, 2007	$ 350,264	$ 1,019,842	$ 6,987,126
Adjust prior year Class B stock redemption	-	7,100	(7,100)
Redemption of 15,000 shares of Class A stock	(15,000)	-	(336,750)
Issuance of 350 shares of Class B stock	350	8,118	-
Redemption of 9,279 shares of Class B stock	(9,279)	(145,765)	(68,357)
Dividends on Class B and Class C stock	-	-	(86,335)
Net income for the year	-	-	312,181
Balance December 31, 2008	$ 326,335	$ 889,295	$ 6,800,765

The accompanying notes are an integral part of these financial statements

Agri-Laboratories, Ltd.
Notes to Financial Statements
For The Years Ended December 31, 2008 and 2007

Note 1: Summary of significant accounting policies

Nature of Business – Agri-Laboratories, Ltd. is a sales and marketing company that markets private labels and distributes pesticides, insecticides, pharmaceuticals, and biologicals in the animal health market. The Company is owned by its distributors.

Principals of Consolidation – The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, Tradewinds, Inc., and Pro Labs, Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable – Receivables are reported at net realized value. The company calculates an allowance for doubtful account if deemed necessary after reviewing the accounts. No allowance was recorded at December 31, 2008 and 2007. There is no collateral on the accounts receivable.

Inventory – Inventory is stated at the lower of cost (average cost method) or market. Reported amounts have been reduced by an allowance for potential obsolete and slower moving product based on a review of inventory on hand compared to future sales and product dating.

Property and Depreciation – Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets.

Intangible Assets – Intangible assets relate to acquisition costs for trademarks and for marketing rights. The costs of the marketing rights are being amortized over the terms of the agreements. For the years ended December 31, 2008 and 2007, amortization expense was $706,250 and $1,000,000 related to marketing rights. The marketing rights acquired before 2008 are fully amortized. The marketing rights acquired in 2008 relate to future years and amortization will begin in 2009.

Trademark acquisition costs are amortized over fifteen years. For the years ended December 31, 2008 and 2007 amortization expense included $9,600 related to trademark acquisition cost for each year. At December 31, 2008 and 2007, accumulated amortization of trademarks was $112,992 and $103,392, respectively.

Deferred Tax Assets and Liabilities – Deferred tax assets and liabilities are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Recoverability of Long-lived Assets – The company continually evaluates whether events and circumstances have occurred which might impair the recoverability of the carrying value of its long-lived assets, including intangibles. An asset deemed impaired is written down to its fair value if estimated future cash flows are less than its carrying value.

Note 1: Summary of significant accounting policies (continued)

Income recognition – The Company records revenue at the time products are shipped to the the customers. The Company does not allow for the return of merchandise except for certain sales of pharmaceuticals and biological products where there is an expiration date less than six months at date of the sale. These products, if not sold by the customer, are returnable to the Company. A reserve for returns is recorded by the Company, which includes estimated returns under this policy.

Advertising, Repair, and Maintenance Cost – These costs are expensed as incurred. The advertising expense was $616,555 and $629,175 in 2008 and 2007, respectively.

Costs of Goods Sold – Includes, among other things, inbound freight cost while other warehousing cost and outbound freight are included in marketing and administrative.

Reclassification of Accounts – Certain reclassification of accounts in 2007 were made to conform to the 2008 presentation. These reclassifications had no effect on net income.

Note 2: Marketing Rights & Commitments

Marketing Rights

The Company has a distribution agreement with a supplier whereby the Company has the marketing rights for certain products until December 15, 2013 with exclusive marketing rights until December 15, 2009. The Company has agreed to advance the supplier $750,000 each quarter under a take or pay obligation. Any portion of the $750,000 not used for qualified purchases during the quarter is retained by the supplier. As part of the agreement, the supplier was to develop specific products. If the products were not developed, the supplier had the option to extend exclusivity beyond December 15, 2009 or pay the Company $25,000 per month over a thirty month period beginning August 31, 2007. The supplier elected not to extend exclusivity and began making monthly payments of $25,000. The Company has recorded income in the amounts of $275,000 and $475,000 in 2008 and 2007, respectively for these payments. The Company has also recorded amortization expense in the same amount each year. The effect of this was to reduce the amount recorded as marketing rights, under this agreement, which are fully amortized at December 31, 2008. At December 31, 2008 and 2007, the receivable due from this supplier is $325,000 and $350,000 respectively. Unamortized marketing rights were $706,250, at December 31, 2007.

The Company has entered into an agreement with a supplier to be the exclusive distributor in the United States for two products. One product is currently available for distribution and the other will be available after approval by the Food and Drug Administration (FDA). The agreement begins in 2009. The Company has agreed to a $1,000,000 non- refundable fee for these rights. $500,000 was paid to the supplier in 2008 and the remaining $500,000 will be paid in the future as events occur, as defined in the agreement. If the products are not available when ordered by Agrilabs, the agreement specifies the supplier will reimburse Agrilabs, up to $16,667 per month, for each product. The maximum number of months of reimbursement is thirty months. The Company plans to amortize these marketing rights over the term of the agreement.

Note 2: Marketing Rights & Commitments (continued)

The Company has entered into an agreement whereby, Agrilabs will have the exclusive right to sublicense and market specific products in the United States. The Company has advanced $200,000 as an access fee which is refundable only in the case of events specified in the agreement. The Company has agreed to pay up to $400,000 upon the occurrence of events as defined in the agreement. The Company plans to amortize payments made for these rights over the term of the agreement.

The Company entered into a marketing agreement in 2008 for exclusive marketing rights for a period of three years. The Company has agreed to provide at least $50,000 in advertising each contract year. The Company paid a non-refundable distribution fee in the amount of $50,000 which was charged to expense in 2008.

Commitments Under Marketing Agreements

Under an agreement the Company has a minimum purchase commitment with a supplier expiring December 15, 2009 to purchase $4,000,000 ($3,500,000 in inventory and $500,000 in additional inventory of qualified expenditures).

Under other agreements the Company has agreed to pay a minimum royalty of $33,334 per quarter for the first three years and to provide at least $50,000 in advertising each contract year.

The Company has also agreed, in order to be the exclusive distributor of certain products, to the following minimum purchases. If the purchase amounts are not met, the recourse is the loss of exclusivity. The amount of minimum purchases, on agreements where the Company is maintaining exclusivity at December 31, 2008 are as follows: $3,147,500 in 2009; $3,196,800 in 2010; $3,196,800 in 2011; and $1,890,000 in 2012.

Note 3: Line-of-Credit Note Payable

The Company has a line of credit in the amount of $10,000,000 which expires on September 1, 2009. The line has an adjustable interest rate. At December 31, 2008, the interest rate was 2.00%. At December 31, 2008, $6,304,653 including $201,161 of advances in progress are recorded as line-of-credit note payable.

The line of credit is secured by the Company's accounts receivables, inventory and other collateral. The line of credit requires the Company to maintain a tangible net worth of at least $4,500,000 as defined in the loan agreement and to not have debt exceed four times consolidated tangible net worth.

Note 4: Notes Payable Long Term

	December 31, 2008	December 31, 2007
Note Payable – Bank. The note was repaid in 2008.	$ -	$ 532,128
Note Payable, redemption of Class A stock.	234,500	-
	234,500	532,128
Less current maturities	117,250	240,434
Long-term debt	$ 117,250	$ 291,694

Maturities of long term debt are $117,250 in 2009 and $117,250 in 2010.

Note 5: Income Taxes

The provision for income taxes includes these components:

	2008	2007
Taxes currently payable	$ 184,928	$ 340,406
Deferred income taxes	46,583	(58,045)
	$ 231,511	$ 282,361

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2008	2007
Deferred tax assets:		
Accrued compensation	$ 110,496	$ 103,769
Inventory overhead costs capitalized for tax purposes	71,566	49,690
Inventory	116,382	65,608
Accrued expense	32,111	147,479
	330,555	366,546
Deferred tax liabilities:		
Accumulated depreciation	(84,401)	(73,809)
Net deferred tax asset	$ 246,154	$ 292,737

The above net deferred tax asset is presented on the balance sheets as follows:

	2008	2007
Deferred tax asset – current	$ 330,555	$ 366,546
Deferred tax liability – long term	(84,401)	(73,809)
Net deferred tax asset	$ 246,154	$ 292,737

Note 5: Income Taxes (continued)

A reconciliation of income tax expense at the statutory rate to the Company's income tax expense is shown below.

	2008	2007
Computed at the statutory rate 34%	$ 184,855	$ 248,398
Increase (decrease) resulting from:		
Officers' life insurance costs	2,385	2,385
Non-deductible travel and entertainment cost	25,218	26,449
State income taxes – net of federal tax benefit	11,901	15,068
Other	7,152	(9,939)
Income tax provision	$ 231,511	$ 282,361

Note 6: Equipment

Equipment is recorded at cost and is comprised of the following:

	2008	2007
Equipment	$ 868,274	$ 821,127
Less accumulated depreciation	609,152	574,383
	$ 259,122	$ 246,744

Note 7: Related Party Transactions

Agri-Laboratories, Ltd. has entered into a lease agreement with K Highway Limited Partnership for use of the facilities at 20927 State Route K in St. Joseph, Missouri. Agri-Laboratories, Ltd. is responsible for insurance, maintenance and property taxes during the terms of the lease. Most of the limited partners in the partnership are distributors of Agri-Laboratories, Ltd. or officers of Agri-Laboratories, Ltd.

Sales are principally to Class A stockholders. The accounts receivable customers are primarily due from Class A shareholders.

At December 31, 2008, the Company had a note payable on the redemption of Class A stock in the amount of $234,500.

Note 8: Retirement Plan

The Company has adopted a 401(k) retirement plan covering substantially all of its employees. The plan calls for the Company to match up to 50 percent of the employee's salary reduction contribution up to 15% subject to the maximum dollar limit allowed on deferrals by the Internal Revenue Service. For the years ended December 31, 2008 and 2007, the Company's matching share totaled $218,611 and $243,476, respectively. The Company is eligible to make discretionary contributions. The Company's contributions vest 20% per year of service.

Note 9: Operating Leases

Agri-Laboratories, Ltd. leases facilities at 20927 State Route in St. Joseph, Missouri under an operating lease agreement with K Highway Limited Partnership which expires on December 31, 2010. Future minimum lease payments under the lease are $376,020 per year.

The Company has the option to renew the lease for one additional five-year period with the base rent increasing by the increase in the consumer price index at the beginning of the five-year option period.

For the years ended December 31, 2008 and 2007 the Company's rental expense was $376,020 in each year.

Note 10: Stock Compensation Plan

The Company has an Executive Share Appreciation Plan, whereby certain employees will be paid future compensation based upon the increase in the net book value of the stock. In 2007, there were 25,000 share units outstanding under this plan. In 2008 10,000 share units were exercised and paid. At December 31, 2008 there were 15,000 share units outstanding. The units vest at 20% per year and were fully vested at December 31, 2008. The Company accrues amounts due under the plan each year. There were no units awarded in 2008 and 2007.

Note 11: Classes of Stock

The total number of shares of all classes of common stock which the Company has authorized, issued, and outstanding is as follows at December 31, 2008 and 2007.

		Issued and Outstanding	
	Authorized	2008	2007
Common stock, par value $1 a share Class A	400,000	240,000	255,000
Common stock, par value $1 a share Class B	200,000	67,335	76,264
Common stock, par value $1 a share Class C	200,000	19,000	19,000
		326,335	350,264

Class A stock is voting stock and is issued to distributors / owners. Class B stock is non-voting and are offered to employees of Class A shareholders and employees of Agri-Laboratories, Ltd and it's outside directors. Class C stock is non-voting and is offered to licensed practicing Veterinarians or business entities comprised of Veterinarians.

The company has the option to purchase the Class A stock in the event of termination of the Distribution Agreement with the Class A stockholder; the Class B stock if the holder is no longer an employee of the Class A stockholder, an employee of Agri-labs or an outside director; and the Class C stock in the event the holder does not meet certain product purchase requirements. The purchase amount is the net book value at the time the company exercises its option to purchase the stock.

Dividends in the amount of $1.00 and $1.15 per share were declared on Class B and Class C stock in 2008 and 2007, respectively.

Note 12: Additional Cash Flow Information

	2008	2007
Additional cash payment information		
Interest paid	$ 188,304	$ 391,735
Income taxes paid (refunded), net	$ 100,370	$ 83,305
Non-cash Investing & Financing Activities		
Note issued for redemption of Class A stock	$ 234,500	$ -

Note 13: Major Customers

Sales in 2008 to a single customer which accounted for 10% or more of the Company's net sales are $14,175,000 and $11,539,000.

INTERIM UNAUDITED FINANCIAL STATEMENTS PREPARED BY AGRI-LABORATORIES, LTD. MANAGEMENT

The accompanying condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included with the Company's Annual Audited Financial Statements for the years ended December 31, 2009 and 2008.

The condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). In managements opinion, the information furnished reflects all adjustments, consisting of only of normal recurring adjustments considered necessary to state fairly the results for the interim period as well as present this period on a consistent basis with the financial statements for the fiscal years ended December 31, 2009 and 2008, have been included.

Agri Laboratories, Ltd.
Income Statement

	YTD Oct. 31, 2010	2009	2008
Net Sales	$ 65,973,123	$ 62,629,342	$ 65,208,438
Cost of goods sold	40,637,901	45,353,565	47,360,217
Gross profit	25,335,222	17,275,777	17,848,221
Marketing & administrative	20,032,756	16,405,332	17,252,424
Research & development	253,333	125,727	(73,578)
	20,286,090	16,531,059	17,178,846
Income from operations	5,049,132	744,718	669,375
Other income (expense)			
Other income	44,826	32,293	63,645
Interest income	-	-	-
Interest expense	(25,369)	(113,034)	(189,328)
Income before income taxes	5,068,589	663,977	543,692
Provision for income taxes	1,900,152	270,603	231,511
Net income	$ 3,168,437	$ 393,374	$ 312,181

Agri-Laboratories, Ltd.
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2009 and 2008
and The Period Ending October 31, 2010

	YTD 10/31/2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income/(Loss)	$ 3,168,437	$ 393,374	$ 312,181
Items not requiring cash:			
Depreciation	69,189	82,323	85,392
Amortization	502,044	191,743	715,850
Inventory reserve	(68)	1,121,226	195,238
Income from key supplier	-	-	(275,000)
Deferred income tax	(222,348)	(410,253)	46,583
Other	187,517	(375)	8,883
Changes in:			
Accounts Receivable	(6,321,954)	1,083,705	(1,411,386)
Inventory	977,492	1,038,110	(2,509,121)
Prepaid expense	5,459	9,728	188,171
Accrued payable	1,717,031	(826,246)	828,314
Accrued expenses	2,920,479	1,206,677	(1,058,437)
Income taxes	316,340	669,269	88,210
Advance to supplier	-	750,000	-
Net cash provided by (used by) operating activities:	3,319,618	5,309,281	(2,785,122)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of equipment	(87,668)	(7,007)	(108,391)
Payment for Marketing Rights	(250,000)	(825,000)	(700,000)
Collection of notes receivable	-	-	-
Payment for Trademark	-	-	-
Cash received - sale of assets	-	375	4,800
Cash received from supplier	25,000	300,000	300,000
Net cash provided in (used by) investing activities:	(312,668)	(531,632)	(503,591)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Line of credit, net	(1,852,734)	(4,451,919)	4,262,577
Dividends paid	(81,243)	(86,335)	(109,553)
Proceeds from Class A stock	-	-	-
Proceeds from Class B stock	17,183	10,408	8,468
Proceeds from Class C stock	-	-	-
Redemption of Class A stock	(117,250)	(117,250)	(117,250)
Redemption of Class B stock	(24,581)	(132,553)	(223,401)
Redemption of Class C stock	(29,480)	-	-
Payment of long-term debt	-	-	(532,128)
Net cash provided by (used by) financing activities:	(2,088,105)	(4,777,649)	3,288,713
Net increase in cash	-	-	-
Cash at beginning of period	-	-	-
Cash at end of period	$ 918,845.30	$ -	$ -

Agri Laboratories, Ltd.
Balance Sheet

	10/31/2010	2009	2008
CURRENT ASSETS			
Cash	$ 918,846	$ -	$ -
Accounts receivable - customers	12,302,769	5,844,214	6,734,901
Accounts receivable - others	276,826	413,427	606,445
Notes receivable - supplier	-	-	-
Inventory	8,354,154	9,331,578	11,490,914
Advance to supplier	-	-	750,000
Prepaid expenses	35,817	41,276	51,004
Receivable from supplier	-	25,000	325,000
Deferred income taxes	919,688	715,840	330,555
Total Current Assets	22,808,100	16,371,335	20,288,819
Equipment, net	202,285	183,806	259,122
Marketing rights, net	499,691	1,342,857	700,000
Trademarks, net	63,420	71,420	81,020
Other assets	427,395	15,790	15,790
Total Assets	$ 24,000,891	$ 17,985,208	$ 21,344,751
CURRENT LIABILITIES			
Accounts payable	$ 4,309,344	$ 2,592,313	$ 3,418,559
Line-of-credit note payable	-	1,852,734	6,304,653
Accrued expenses	7,140,312	4,219,833	3,013,156
Income taxes payable	1,172,361	856,021	186,752
Current maturities of long-term debt	-	117,250	117,250
Dividend payable	-	81,243	86,335
Total Current Liabilities	12,622,017	9,719,394	13,126,705
Long-term debt	-	-	117,250
Deferred income taxes	40,933	59,433	84,401
Total Liabilities	12,662,950	9,778,827	13,328,356
STOCKHOLDERS' EQUITY			
Common stock	319,973	321,243	326,335
Additional paid-in capital	794,501	815,197	889,295
Retained earnings	10,223,467	7,069,941	6,800,765
Total Stockholders' Equity	11,337,941	8,206,381	8,016,395
Total Liabilities and Stockholders' Equity	$ 24,000,891	$ 17,985,208	$ 21,344,751

Agri-Laboratories, Ltd.
Notes to Financial Statements
For the Period Ended October 31, 2010

Note 1: Summary of Significant Accounting Policies

The accompanying condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included with the Company's Annual Audited Financial Statements for the years ended December 31, 2009 and 2008.

The condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). In managements opinion, the information furnished reflects all adjustments, consisting of only of normal recurring adjustments considered necessary to state fairly the results for the interim period as well as present this period on a consistent basis with the financial statements for the fiscal years ended December 31, 2009 and 2008, have been included.

Note 2: Line-of-Credit Note Payable

The Company has a line of credit in the amount of $14,000,000 which expires on September 28, 2011. The line has an adjustable interest rate. At October 31, 2010 the interest rate was 3.50%. At October 31, 2010, $-0- was recorded as line-of-credit note payable.

The line of credit is secured by the Company's accounts receivables, inventory and other collateral. The line of credit requires the Company to maintain a tangible net worth of at least $5,000,000 as defined in the loan agreement and to not have debt exceed five times consolidated tangible net worth.

Note 3: Equipment

Equipment is recorded at cost and is comprised of the following:

Equipment	$880,655
Less Accumulated Depreciation	678,369
	$202,286

Note 4: Retirement Plan

The Company has adopted a 401(k) retirement plan covering substantially all of its employees. The plan call for the Company to match up to 50 percent of the employee's salary reduction contributions up to 15% subject to the maximum dollar limit allowed on deferrals by the Internal Revenue Service. For the period ended October 31, 2010, the Company's matching share totaled $172,795. The Company is eligible to make discretionary contributions. The Company's contributions vest 20% per year of service.

Note 5: Operating Leases

Agri-Laboratories, Ltd. leases facilities at 20927 State Route in St. Joseph, Missouri under an operating lease agreement with K Highway Limited Partnership which expires on December 31, 2015.

For the period ended October 31, 2010 the Company's rental expense was $313,350.

Note 6: Classes of Stock

The total number of shares of all classes of common stock which the Company has authorized issued and outstanding is as follows at October 31, 2010:

	Authorized	Issued and Outstanding
Common Stock, par value $1 a share Class A	400,000	240,000
Common Stock, par value $1 a share Class B	200,000	61,973
Common Stock, par value $1 a share Class C	200,000	18,000
		319,973

No dividends were declared during the period ended October 31, 2010.

PART III – EXHIBITS

Item 1. Exhibits

Exhibit No.	Description of Exhibit	Page No.
2.1	Articles of Incorporation	III-1
2.2	Bylaws	III-6
2.3	Specimen Stock Certificate	III-31
4.1	Subscription Agreement Class B Shares	III-33
4.2	Subscription Agreement Class C Shares	III-41
6.1	Agri-Labs Plant Lease Agreement	III-49
6.2	Distribution Agreement – Class A Shareholders	III-75
6.3	Agreement between Agri-Labs and Diamond Animal Health*	III-88
6.4	CEO and Executive Vice President Share Appreciation Plan	III-150
10	Certified Public Accountant's Consent	III-170
11	Opinion Regarding Legality	III-171

*Confidential Treatment has been requested under Rule 406 and confidential portions have been omitted and filed separately with the Commission

EXHIBIT 2.1

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 04/01/2003
030217487 – 2042757

STATE *of* DELAWARE

CERTIFICATE *of* AMENDMENT *of*
RESTATED CERTIFICATE *of* INCORPORATION

* **First:** That at a meeting of the Board of Directors of ________________

Agri-Laboratories, Ltd.

resolutions were duly adopted setting forth a proposed amendment of the Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable, placing the matter on the agenda of the next annual meeting of the Class A stockholders and calling a meeting of the Class B stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

> BE IT RESOLVED that the Board hereby proposes that the Restated Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered FOURTH so that, as amended, said Article shall be and read as follows:
>
> > FOURTH: (a) The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 800,000 shares, divided into three classes as follows:
> >
> > 1. 400,000 shares of Class A Common Stock (Class A Common Stock) of the Par Value of $1.00 per share; and
> >
> > 2. 200,000 shares of Class B Common Stock (Class B Common Stock) of the Par Value of $1.00 per share; and

3. 200,000 shares of Class C Common Stock (Class C Common Stock) of the Par Value of $1.00 per share.

(b) No holder of any class of stock of the corporation, as such, shall have or be entitled to any preemptive rights whatsoever.

(c) Each share of Class A Common Stock shall entitle the holder to one vote in respect to each matter voted upon by the Stockholders. Class B and Class C Common Stock shall be non-voting Common Stock.

* **Second:** That thereafter, pursuant to resolution of its Board of Directors, the annual meeting of the Class A stockholders and a special meeting of the Class B stockholders of said corporation were duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

* **Third:** That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

* **Fourth:** That the capital of said corporation shall not be reduced under or by reason of said amendment.



By:______________________
Edward S. Sloan, Secretary

FILED

MAY 22 1989 9AM

[signature]
SECRETARY OF STATE

RESTATED
CERTIFICATE OF INCORPORATION
OF
AGRI-LABORATORIES, LTD.

The undersigned, C. Scott Remington and Annetta Herbert, the President and Secretary respectively, of Agri-Laboratories, Ltd. (the "Corporation"), a Delaware corporation, hereby certify that the resolution set forth below restating the Articles of Incorporation of the corporation was adopted in accordance with Title 8, Section 245 of the Delaware General Corporation law and the Articles of Incorporation and Bylaws of the Corporation at a meeting on the 20th day of April, 1989, by the majority vote of the holders of all the outstanding shares of each class of the Corporation entitled to vote thereon:

BE IT RESOLVED, that the Certificate of Incorporation of the Corporation shall be restated to read in its entirety as follows:

FIRST: The name of the Corporation is Agri-Laboratories, Ltd.

SECOND: The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: (a) The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 500,000 shares, divided into two classes as follows:

1. 400,000 shares of Class A Common Stock (Class A Common Stock) of the Par Value of $1.00 per share; and
2. 100,000 shares of Class B Common Stock (Class B Common Stock) of the Par Value of $1.00 per share.

(b) No holder of any class of stock of the corporation, as such, shall have or be entitled to any preemptive rights whatsoever.

(c) Each share of Class A Common Stock shall entitle the holder to one vote in respect to each matter voted upon by the Stockholders. Class B Common Stock shall be non-voting Common Stock.

FIFTH: The name and post office addresses of each of the Board of Directors at the time of the adoption of these restated Articles is as follows:

Name	Address
C. Scott Remington	P.O. Box 3103 St. Joseph, Missouri 64503

Dale Steege	25646 Pillsbury Avenue Lakeville, Minnesota 55044
Harold DisJardins	13159 Hanford-Armona Road Hanford, California 93230
Bill Fuller	P.O. Box 2191 Birmingham, Alabama 35201
Bob Lohmann	P.O. Box 1841 Enid, Oklahoma 73701
Herman Haenert	P.O. Box 2256 Rockford, Illinois 61131
Scott Swenson	P.O. Box 754 Sioux Falls, South Dakota 57101

SIXTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By-Laws of the Corporation, subject to any specific limitation on such power provided by any By-Laws adopted by the stockholders.

SEVENTH: Elections of directors need not be by written ballot unless the By-Laws of the Corporation so provide.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

NINTH: Each person who is or was a director or officer of the Corporation, and each person who serves or served at the request of the Corporation as a director or officer of another enterprise, shall be indemnified by the Corporation in accordance with, and to the fullest extent authorized by, the General Corporation Law of the State of Delaware as it may be in effect from time to time.

TENTH: A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for (i) liability based on a breach of the director's duty of loyalty to the corporation or its shaeholders; (ii) liability for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) liability based on Section 174 of the Delaware General Corporation Law; (iv) liability for any transaction from which the director derives an improper personal benefit; or (v) liability for any act or ommission occuring prior to the date this Article becomes effective. If Title 8, the Delaware General Corporation Law, hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Title 8, the Delaware General Corporation Law. Any repeal or modification of this Article by the shareholders of the corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.

This restated Certificate of Incorporation of Agri-Laboratories, Ltd. supersedes the original Certificate of Incorporation of Agri-Laboratories, Ltd. and all amendments thereto.

IN WITNESS WHEREOF, we have hereunto subscribed our hands this 12th day of May, 1989.

C. Scott Remington
C. Scott Remington, President

Annetta Herbert
Annetta Herbert, Secretary

STATE OF MISSOURI)
)SS
COUNTY OF Buchanan)

Signed and sworn to before me on the 12 day of May, 1989 by C. Scott Remington and Annetta Herbert.

Nora Buckles
Notary Public

NORA BUCKLES, NOTARY PUBLIC
STATE OF MISSOURI, BUCHANAN COUNTY
MY COMMISSION EXPIRES JUNE 29, 1992

SN-80

EXHIBIT 2.2

AGRI-LABORATORIES, LTD.

FIRST AMENDMENT TO

FOURTH REVISED AND RESTATED BY-LAWS

Pursuant to the power vested in the Board of Directors in Article XI, Section 11.1, of the Fourth Revised and Restated By-Laws of Agri-Laboratories, Ltd., the Board of Directors have elected to amend the Second Revised and Restated By-Laws of this corporation as follows:

1. Sections 3.1 and 3.2 of Article III, shall be deleted in their entirety and the following inserted in their place:

Article III

Directors

Section 3.1. Number. The number of directors which shall constitute the whole Board shall be nine (9), which number can be increased or decreased at the discretion of the Board of Directors, but any decrease in size shall not affect the term of any director currently in office and shall take effect upon the end of such director's term. Directors need not be residents of the State of Delaware or stockholders of this corporation.

Section 3.2. Classes of Directors; Staggered Election of Directors; Restrictions on Serving as a Director. The Board of Directors shall be divided into four (4) classes, Class 1 through Class 4. Each Class shall consist of two (2) directors. Class 1 through 3 Directors shall serve for a three (3) year term, and Class 4 Directors shall serve for a two (2) year term. Class 1 through 4 Directors need not be residents of the State of Delaware or stockholders of this corporation. Class 4 Directors are to be "outside" directors, which Directors shall not be Class A stockholders of the corporation or employees of stockholders of the corporation.

Class 1 through 3 Directors shall be elected by the stockholders, and shall have staggered. At each annual meeting of stockholders, nominations shall be made for directors to succeed the Class 1 through 3 Directors whose terms expire at such annual meeting .

M:\272\27270\BY-LAWS\1ST AMD 4TH REVISED BYLAWS.DOC rla

Such nominated succeeding directors shall be elected for a term of office expiring at the third (3rd) succeeding annual meeting of stockholders after their election and shall hold office until their successors are elected and qualified.

Class 4 Directors shall be nominated by the Board and elected by the Executive Committee. The Class 4 Directors shall have staggering terms, with the term of office terminating at the annual meetings of the stockholders in alternating years. Class 4 Directors are to be "outside" directors, which Directors shall not be Class A stockholders of the corporation or employees of stockholders of the corporation. At each annual meeting of stockholders, directors chosen to succeed the "outside" director whose term then expires shall be elected for a term of office expiring at the second (2nd) succeeding annual meeting of stockholders after their election and shall hold office until their successors are elected and qualified.

No Class 1 through 4 Director shall serve as a director of this corporation for more than two (2) consecutive terms.

In the event of an increase or decrease in the number of Class 1 through 3 Directors on the Board, the additional or remaining directors, as the case may be, shall be allocated to classes so as to make the Classes 1 through 3 as nearly equal in size as possible. No decrease in the size of the Board shall shorten the term of any incumbent directors.

In addition to the Class 1 through Class 4 Directors, there shall be one unclassified Director who shall be the President/CEO of the Company, and who shall serve for an indefinite term until such director's successor is elected and qualified.

2. Section 3.3 of Article III - Directors-Elect; Advisors - shall be deleted in its entirety.

3. Any references to Directors-Elect or Advisors made in the Fourth Revised and Restated Bylaws shall be deleted as if the same were never in existence.

4. The remaining provisions as set forth in the original, Fourth Revised and Restate By-Laws of this corporation shall continue in full force and effect, not to be affected or modified by this Amendment.

CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify:

(1) That I am the duly elected and acting secretary of Agri-Laboratories, Ltd., a Delaware corporation;

(2) That the foregoing First Amendment to Fourth Revised and Restated By-Laws, comprising three (3) pages, constitutes the original First Amendment to Fourth Revised and Restate By-Laws of said corporation, as duly adopted by the Board of Directors at the annual meeting duly held on the 15th day of March, 2005, and as adopted by the Shareholders at the annual meeting duly held 17th day of March, 2005.

IN TESTIMONY WHEREOF, I have hereunto subscribed my name this 1 day of April, 2005.



Edward S. Sloan, Secretary

FOURTH REVISED AND RESTATED

BY-LAWS

OF

AGRI-LABORATORIES, LTD.

ARTICLE I

Offices

SECTION 1.1. Registered Office. The registered office of the corporation in the State of Delaware shall be located at 1209 Orange Street in the City of Wilmington, County of Newcastle and the name of its registered agent is CT Corporation Trust.

SECTION 1.2. Other Offices. The corporation may also have offices at such other places both within or without the State of Delaware as the Board of Directors may from time to determine or the business of the corporation may require.

ARTICLE II

Meetings of Stockholders

SECTION 2.1. Annual Meeting. The annual meeting of the stockholders shall be held at such time and place as shall be designated by the Board of Directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held on the day designated for the annual meeting, or at any adjournment thereof, the Board of Directors shall cause such election to be held at a special meeting of stockholders as soon thereafter as convenient.

SECTION 2.2. Special Meetings. Except as otherwise prescribed by statute, special meetings of the stockholders for any purpose or purposes, may be called and the location thereof designated by the Chairman of the Board or the President and shall be called and the location thereof designated by the Secretary in writing at the written request of a majority of the Board of Directors or of stockholders owning capital stock of the corporation having not less than a majority of the total voting power. Such request shall state the purposes of the proposed meeting.

SECTION 2.3. **Place of Meetings.** Each meeting of the stockholders for the election of directors shall be held at the office of the corporation at 6221 North K Highway, St. Joseph, Missouri 64505, unless the Board of Directors shall designate any other place, within or without the State of Delaware, as the place of such meeting. Meetings of stockholders for any other purpose may be held at such place, within or without the State of Delaware, and at such time as shall be determined pursuant to Section 2.2 and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

SECTION 2.4. **Notice of Meetings.** Written or printed notice stating the place and time of each annual or special meeting of the stockholders and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten (10) days nor more than sixty (60) days before the date of the meeting. (See also Articles IV and XI.)

When a meeting is adjourned to another time or place, no notice of the adjourned meeting other than an announcement at the meeting need be given unless the adjournment is for more than thirty (30) days or a new record date is fixed for the adjourned meeting after such adjournment.

SECTION 2.5. **Stockholder List.** At least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, arranged in alphabetical order, and showing the address of each such stockholder and the number of shares registered in the name of each such stockholder, shall be prepared by the Secretary. Such list shall be open to examination of any stockholder of the corporation during ordinary business hours, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, at the office of the corporation in St. Joseph, Missouri, or at the place the meeting is to be held, as designated by the Board of Directors, and the list shall be produced and kept at the time and place of meeting during the whole time thereof, and subject to the inspection of any stockholder who may be present.

SECTION 2.6. **Quorum.** The holders of capital stock of the corporation having a majority of the voting power thereof, present in person or represented by proxy, shall be requisite for, and shall constitute, a quorum at all meetings of the stockholders of the corporation for the transaction of business, except as otherwise provided by statute, the certificate of incorporation or these by-laws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat present in person or represented by proxy shall have power to adjourn the meeting from time to time until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

SECTION 2.7. Proxies. At every meeting of the stockholders, each stockholder having the right to vote thereat shall be entitled to vote in person or by proxy. Such proxy shall be appointed by an instrument in writing subscribed by such stockholder and bearing a date not more than three (3) years prior to such meeting, unless such proxy provides for a longer period; and it shall be filed with the Secretary of the corporation before, or at the time of, the meeting.

SECTION 2.8. Voting. Unless the certificate of incorporation provides otherwise, at every meeting of stockholders, each stockholder shall be entitled to one (1) vote for each share of voting stock of the corporation entitled to vote thereat and registered in the name of such stockholder on the books of the corporation on the pertinent record date. When a quorum is present at any meeting of the stockholders, the vote of the holders of a majority of the stock having voting power which is present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which, by provision of the statutes, the certificate of incorporation or these by-laws, a different vote is required, in which case such provision shall govern and control the decision of such question. If the certificate of incorporation provides for more or less than one vote for any share on any matter, every reference in these by-laws to a majority or other proportion of stock shall refer to such majority or other proportion of the votes of such stock.

SECTION 2.9. Voting of Certain Shares. Shares standing in the name of another corporation, domestic or foreign, and entitled to vote may be voted by such officer, agent, or proxy as the by-laws of such corporation may prescribe or, in the absence of such provision, as the Board of Directors of such corporation may determine. Shares standing in the name of a deceased person, a minor or an incompetent person, and entitled to vote may be voted by his administrator, executor, guardian or conservator, as the case may be, either in person or by proxy. Shares standing in the name of a trustee, receiver or pledgee and entitled to vote may be voted by such trustee, receiver or pledgee either in person or by proxy as provided by Delaware law.

SECTION 2.10. Action Without Meeting. Unless otherwise restricted by the certificate of incorporation or these by-laws, whenever the vote of stockholders at a meeting thereof is required or permitted to be taken for or in connection with any corporate action, the meeting and vote of stockholders may be dispensed with if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented thereto in writing. Such consent shall be filed with the minutes of proceedings of the stockholders and shall have the same force and effect as a unanimous vote of stockholders.

SECTION 2.11. **Treasury Stock**. Shares of its own stock belonging to the corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held by this corporation, shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares for the purpose of determining whether a quorum is present. Nothing in this section shall be construed to limit the right of this corporation to vote shares of its own stock held by it in a fiduciary capacity.

ARTICLE III

Directors

SECTION 3.1. **Number.** The number of directors which shall constitute the whole Board shall be nine (9), which number can be increased or decreased at the discretion of the Board of Directors, but any decrease in size shall not affect the term of any director currently in office and shall take effect upon the end of such director's term.

Amended

SECTION 3.2. **Classes of Directors; Staggered Election of Directors; Restrictions on Serving as a Director.** The Board of Directors shall be divided into four (4) classes, Class 1 through Class 4. Each Class shall consist of two (2) directors. Class 1 through 3 directors shall serve for a three (3) year term, and Class 4 directors shall serve for a two (2) year term. Class 1 through 4 Directors need not be residents of the State of Delaware or stockholders of this corporation. Class 4 Directors are to be "outside" directors, which Directors shall not be stockholders of the corporation or employees of stockholders of the corporation.

Class 1 through 3 Directors shall be elected by the stockholders, and shall have staggered terms with the term of office terminating at the annual meeting of the stockholders in following years: Class 1 – 2003; Class 2 – 2001; and Class 3 – 2002. **At each annual meeting of stockholders, Class 1 through 3 directors nominated to succeed those whose terms expire at such annual meeting shall be elected for a term**

of office expiring at the third (3rd) succeeding annual meeting of stockholders after their election and shall hold office until their successors are elected and qualified.

Class 4 directors shall be nominated by the Board and elected by the Executive Committee to serve as Advisors until elected as Class 4 Directors by the Shareholders at the March meeting of the stockholders. Of the two initial Class 4 directors appointed at the March 2001 meeting, one shall serve a one (1) year term, expiring in March 2002, and one shall serve a two year terms, expiring March 2003. Thereafter, Class 4 Directors nominated shall serve for two-year terms.

No Class 1 through 4 Director shall serve as a director of this corporation for more than two (2) consecutive terms. A Class 1 through 4 Director shall be considered to have served two (2) consecutive terms notwithstanding the fact that the director served as a "Director Elect" (defined below), if applicable, "Outside Advisor" (defined below), if applicable, and/or as an officer of this Corporation for the entire period between two (2) otherwise consecutive terms as a director.

Amended

In the event of an increase or decrease in the number of Class 1 through 3 Directors on the Board, the additional or remaining directors, as the case may be, shall be allocated to classes so as to make the Classes 1 through 3 as nearly equal in size as possible. No decrease in the size of the Board shall shorten the term of any incumbent directors.

In addition to the Class 1 through Class 4 Directors, there shall be one unclassified Director who shall be the President/CEO of the Company, and who shall serve for an indefinite term until such director's successor is elected and qualified.

SECTION 3.3. Directors-Elect; Advisors.

a) Directors-Elect. At each annual meeting of stockholders, in addition to electing new directors, the stockholders will elect two (2) directors-elect for Classes 1 through 3, which directors-elect shall be nominated by the Shareholders and shall be invited to attend all Board of Directors meetings during the year following their election, with the intention that the directors-elect shall be elected as directors at the next following annual Shareholders meeting.

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b) Advisors. The Finance Committee and the President shall nominate two individuals that are not stockholders of the corporation or employees of stockholders of the corporation to serve as Advisors to the Board of Directors, which such Advisors shall be elected as the first Class 4 Directors at the March 2001 annual meeting of the stockholders. Following the March 2001 meeting, the Board of Directors may, at their sole discretion, ask up to two individuals (which individuals, if any, shall be nominated by the Finance Committee and by the President) to act as Class 4 Advisors to the Board of Directors. Any individuals appointed as a Class 4 Advisor shall be required to sign a Confidentiality Agreement.

deleted

c) General Conditions of Directors-Elect and Advisors. Class 1 through 3 Directors-elect and Class 4 Advisors, if any, may be replaced, changed, expanded or eliminated at the direction of the Board of Directors at any annual or special meeting. Class 1 through 3 Directors-elect and Class 4 Advisors shall not be entitled to notice of directors meetings, shall not be counted for purposes of quorum and shall have no voting rights as directors.

SECTION 3.4. Resignations and Vacancies. Any director, director-elect or advisor may resign at any time by giving written notice to the Board of Directors or to the President. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. If, at any other time than the annual meeting of the stockholders, any vacancy occurs in the Board of Directors, Directors-Elect or Advisors caused by resignation, death, retirement, disqualification or removal from office of any director or otherwise, or any new directorship is created by an increase in the authorized number of directors by amendment of Section 3.1 of these by-laws, a majority of the directors then in office, although less than a quorum, may choose a successor, or fill the newly created directorship, and the director, director-elect or advisor so chosen shall hold office until the next annual election of directors by the stockholders and until his successor shall be duly elected and qualified, unless sooner displaced.

SECTION 3.5. Removal. Any director, director-elect or advisor may be removed, with or without cause, at any meeting of the stockholders, by the affirmative vote of the holders of a majority of the stock of the corporation having voting power, and the vacancy created by such removal may be filled by the stockholders at such meeting.

SECTION 3.6. Management of Affairs of Corporation. The property and business of the corporation shall be managed by its Board of Directors, which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these by-laws directed or required to be exercised or done by stockholders. In case the corporation shall transact any business or enter into any contract with a director, or with any firm of which one or more of its directors are members, or with any trust, firm, corporation or association in which any director is a stockholder, director or officer or otherwise interested, the officers of the corporation and directors in question shall be severally under the duty of disclosing all material facts as to their interest to the remaining directors promptly if and when such interested officers or such interested directors in question shall become advised of the circumstances. The affirmative votes of a majority of the disinterested directors shall then be required to authorize the contract or transaction, even if less than a quorum. In the case of continuing relationships in the normal course of business such disclosure and authorization shall be deemed effective, when once given, as to all transactions and contracts subsequently entered into.

SECTION 3.7. Dividends and Reserves. The Board of Directors may declare dividends upon stock of the corporation at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, in shares of stock or otherwise in the form, and to the extent, permitted by law. The Board of Directors may set apart, out of any funds of the corporation available for dividends, a reserve or reserves for working capital or for any other lawful purpose, and also may abolish any such reserve in the manner in which it was created.

SECTION 3.8. Regular Meetings. An annual meeting of the Board of Directors shall be held, without other notice than by this by-law, immediately after or immediately before, and at the same place as, the annual meeting of the stockholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Delaware, for the holding of additional regular meetings without notice other than by such resolution.

SECTION 3.9. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the President or upon the request of any two directors, and shall be called by the Secretary to be held at such time and place, either within or without the State of Delaware as shall be designated by the call and specified in the notice of such meeting; and notice thereof shall be given as provided in Section 3.10 of these by-laws.

SECTION 3.10. Notice of Special Meetings. Except as otherwise prescribed by statute, written or actual oral notice of the time and place of each special meeting of the Board of Directors shall be given at least two (2) days prior to the time of holding the meeting. Any director may waive notice of any meeting. (See also Articles IV and XI.)

SECTION 3.11. Quorum. At each meeting of the Board of Directors, the presence of not less than a majority of the whole Board shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, the certificate of incorporation or these by-laws. If a quorum shall not be present at any meeting of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Unless otherwise restricted by the certificate of incorporation, any member of the Board of Directors or of any committee designated by the Board may participate in a meeting of the directors or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by means of such equipment shall constitute presence in person at such meeting.

SECTION 3.12. Presumption of Assent. Unless otherwise provided by statute, a director of the corporation who is present at a meeting of the Board of Directors at which action is taken on any corporate matter shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

SECTION 3.13. Action Without Meeting. Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting, if a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

SECTION 3.14. Presiding Officer. The presiding officer at any meeting of the Board of Directors shall be the Chairman of the Board or, in his absence, any other director elected chairman by vote of a majority of the directors present at the meeting.

SECTION 3.15. Executive. The Board of Directors may, by resolution passed by a majority of the number of directors fixed by these by-laws, designate two or more directors of the corporation to constitute an executive committee, which, to the extent provided in the resolution and by Delaware law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it.

SECTION 3.16. Other Committees. The Board of Directors may, by resolution passed by a majority of the number of directors fixed by these by-laws, designate such other committees as it may from time to time determine. Each such committee shall consist of such number of directors, shall serve for such term and shall have and may exercise, during intervals between meetings of the Board of Directors, such duties, functions and powers as the Board of Directors may from time to time prescribe.

SECTION 3.17. Alternates. The Board of Directors may from time to time designate from among the directors alternates to serve on one or more committees as occasion may require. Whenever a quorum cannot be secured for any meeting of any committee from among the regular members thereof and designated alternates, the member or members of such committee present at such meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of such absent or disqualified member.

SECTION 3.18. Quorum and Manner of Acting - Committees. The presence of a majority of members of any committee shall constitute a quorum for the transaction of business at any meeting of such committee, and the act of a majority of those present shall be necessary for the taking of any action thereat.

SECTION 3.19. Committee Chairman, Books and Records, Etc. The Board of Directors shall select the chairman of each committee from among the members of the committee.

Each committee shall keep a record of its acts and proceedings, and all actions of each committee shall be reported to the Board of Directors at its next meeting.

Each committee shall fix its own rules or procedure not inconsistent with these by-laws or the resolution of the Board of Directors designating such committee and shall meet at such times and places and upon such call or notice as shall be provided by such rules.

SECTION 3.20. Fees and Compensation of Directors. Directors shall not receive any stated salary for their services as such; but, by resolution of the Board of Directors, a fixed fee, with or without expenses of attendance, may be allowed for attendance at each regular or special meeting of the Board. Members of the Board shall be allowed their reasonable traveling expenses when actually engaged in the business of the corporation. Members of any committee may be allowed like fees and expenses for attending committee meetings. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor. The Board may determine to pay the fees and expenses allowed pursuant to this Section 3.20 to any one Class of Directors without having to pay such fees and expenses to all Classes of Directors, as well as to the Directors-Elect and/or the Advisors, if any.

SECTION 3.21. **Reliance Upon Records**. Every director of the corporation, or member of any committee designated by the Board of Directors pursuant to authority conferred by Section 3.14 of these by-laws, shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or reports made to the corporation by any of its officials, or by an independent certified public accountant, or by an appraiser selected with reasonable care by the Board of Directors or by such committee, or in relying in good faith upon other records of the corporation, including, without limiting the generality of the foregoing, records setting forth or relating to the value and amount of assets, liabilities and profits of the corporation or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared or paid or with which stock of the corporation might lawfully be purchased or redeemed.

ARTICLE IV

Notices

SECTION 4.1. **Manner of Notice**. Whenever under the provisions of the statutes, the certificate of incorporation or these by-laws, notice is required to be given to any stockholder, director or member of any committee designated by the Board of Directors, it shall not be construed to require personal delivery and such notice may be given in writing by depositing it, in a sealed envelope, in the United States mails, air mail or first class, postage prepaid, addressed (or by delivering it to a telegraph company, charges prepaid, for transmission) to such stockholder, director or member either at the address of such stockholder, director or member as it appears on the books of the corporation or, in the case of such a director or member, at his business address; and such notice shall be deemed to be given at the time when it is thus deposited in the United States mails (or delivered to the telegraph company). Such requirement for notice shall be deemed satisfied, except in the case of stockholder meetings with respect to which mandatory written notice is required by law, if actual notice is received orally or in writing by the person entitled thereto as far in advance of the event with respect to which notice is given as the minimum notice period required by law or these by-laws.

SECTION 4.2. **Waiver of Notice**. Whenever any notice is required to be given under the provisions of the statutes, the certificate of incorporation, or these by-laws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before, at or after the time stated therein, shall be deemed equivalent thereto. Attendance by a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or committee of directors need be specified in any written waiver of notice unless so required by statute, the certificate of incorporation or these by-laws.

ARTICLE V

Officers

SECTION 5.1. Officers and Official Positions. The officers of the corporation shall be a Chairman of the Board, President, one or more Vice Presidents, a Secretary, a Treasurer, and such Assistant Secretaries, Assistant Treasurers, and other officers as the Board of Directors shall determine. The same person may hold any two or more offices. None of the officers need be a director, a stockholder of the corporation or a resident of the State of Delaware.

SECTION 5.2. Election and Term of Office. The officers of the corporation may be elected annually by the Board of Directors at their first meeting held after each regular annual meeting of the stockholders. If the election of officers shall not be held at such meeting of the Board, such election may be held at a regular or special meeting of the Board of Directors as soon thereafter as may be convenient. Each officer shall hold office until his successor is elected and qualified or until his death or resignation or until he shall have been removed in the manner hereinafter provided.

SECTION 5.3. Removal and Resignation. Any officer may be removed, either with or without cause, by a majority of the directors then in office at any regular or special meeting of the board; but such removal shall be without prejudice to the contract rights, if any, of such person so removed. Any officer may resign at any time by giving written notice to the Board of Directors, to the President or to the Secretary of the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 5.4. Vacancies. The Board may fill a vacancy in any office because of death, resignation, removal, or any other cause for the unexpired portion of the term.

SECTION 5.5. Chairman of the Board. The Chairman of the Board shall be the Chief Policy Making Officer of the corporation and shall preside at all meetings of the stockholders, the Board of Directors, or committees of the Board of which he is a member. He shall perform such other duties and have such other powers as may from time to time be assigned to him by the Board of Directors. To the extent a separate Chairman of the Board is not appointed by the Board, the President shall serve as Chairman of the Board.

SECTION 5.6. President. The President shall be the Chief Executive Officer of the corporation and shall have the overall supervision of the business of the corporation and shall direct the affairs and policies of the corporation, subject to such policies and directions as may be determined by the Chairman of the Board or provided by the Board of Directors. He shall have authority to designate the duties and powers of other officers and delegate special powers and duties to specified officers, so long as such designation shall not be inconsistent with the statutes, these by-laws or action of the Board of Directors. He shall also have power to execute, and shall execute, deeds, mortgages, bonds, contracts or other instruments of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors or by the President to some other officer or agent of the corporation. The President may sign with the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, certificates for shares of stock of the corporation the issuance of which shall have been duly authorized by the Board of Directors, and shall vote, or give a proxy to any other person to vote, all shares of the stock of any other corporation standing in the name of the corporation. The President in general shall have all other powers and shall perform all other duties which are incident to the chief executive office of a corporation or as may be prescribed by the Board of Directors from time to time.

SECTION 5.7. Vice Presidents. In the absence or disability of the President, the Vice Presidents in order of their rank as fixed by the Board of Directors or, if not fixed, the Vice President designated by the Board of Directors or the President, shall perform all duties of the President and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice President(s) shall have such other powers and perform such other duties, not inconsistent with the statutes, these by-laws, or action of the Board of Directors, as from time to time may be prescribed for them, respectively, by the Board of Directors or the President. Any Vice President may sign, with the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, certificates for shares of stock of the corporation the issuance of which shall have been duly authorized by the Board of Directors.

SECTION 5.8. Secretary. The Secretary shall: (a) keep the minutes of the meetings of the stockholders, the Board of Directors and committees of directors, in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these by-laws or as required by law; (c) have charge of the corporate records; (d) affix the seal of the corporation, if any, or a facsimile thereof, or cause it to be affixed, to all certificates for shares prior to the issue thereof and to all documents the execution of which on behalf of the corporation under its seal are duly authorized by the Board of Directors or otherwise in accordance with the provisions of these by-laws; (e) keep a register of the post office address of each stockholder, director and committee member which shall from time to time be furnished to the Secretary by such stockholder, director or member; (f) sign with the President, or a Vice President, certificates for shares of stock of the corporation, the issuance of which shall have been duly authorized by resolution of the Board of Directors; (g) have general charge of the stock transfer books of the corporation; and (h) in general, perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors. He may delegate such details of the performance of duties of his office as may be appropriate in the exercise of reasonable care to one or more persons in his stead, but shall not thereby be relieved of responsibility for the performance of such duties.

SECTION 5.9. Treasurer. The Treasurer shall: (a) be responsible to the Board of Directors for the receipt, custody and disbursement of all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall from time to time be selected in accordance with the provisions of Section 7.4 of these by-laws; (c) disburse the funds of the corporation as ordered by the Board of Directors or the President or as otherwise required in the conduct of the business of the corporation; (d) render to the President or the Board of Directors, upon request, an account of all his transactions as Treasurer and on the financial condition of the corporation; and (e) in general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President, by the Board of Directors or these by-laws. He may sign, with the President, or a Vice President, certificates for shares of stock of the corporation, the issuance of which shall have been duly authorized by resolution of the Board of Directors. He may delegate such details of the performance of duties of his office as may be appropriate in the exercise of reasonable care to one or more persons in his stead, but shall not thereby be relieved of responsibility for the performance of such duties. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties, as the Board of Directors shall determine.

SECTION 5.10. **Assistant Treasurers and Assistant Secretaries**. The Assistant Treasurers and Assistant Secretaries shall perform all functions and duties which the Secretary or Treasurer, as the case may be, may assign or delegate; but such assignment or delegation shall not relieve the principal officer from the responsibilities and liabilities of his office. In addition, an Assistant Secretary or an Assistant Treasurer, as thereto authorized by the Board of Directors, may sign with the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been duly authorized by resolution of the Board of Directors; and the Assistant Secretaries and Assistant Treasurers shall, in general, perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the President or by the Board of Directors. The Assistant Treasurers shall, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such surety or sureties, as the Board of Directors shall determine.

SECTION 5.11. **Salaries**. The salaries of the officers shall be fixed from time to time by the Board of Directors or by such officer as it shall designate for such purpose or as it shall otherwise direct. No officer shall be prevented from receiving a salary or other compensation by reason of the fact that he is also a director of the corporation.

ARTICLE VI

Divisions

SECTION 6.1. **Divisions of the Corporation**. The Board of Directors shall have the power to create and establish such operating divisions of the corporation as they may from time to time deem advisable.

SECTION 6.2. **Official Positions Within a Division**. The President may appoint individuals, whether or not they are officers of the corporation to, and may, with or without cause, remove them from, official positions established within a division, but not filled by the Board of Directors.

ARTICLE VII

Loans. Checks. Deposits and Contracts

SECTION 7.1. Loans. No loans shall be contracted on behalf of the corporation or any division thereof, and no evidence of indebtedness shall be issued in the name of the corporation or any division thereof, unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

SECTION 7.2. Checks. Drafts, etc. All checks, demands, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, or any division thereof, shall be signed by such officer or officers, agent or agents of the corporation, and in such manner, as shall from time to time be authorized by the Board of Directors.

SECTION 7.3. Deposits. All funds of the corporation or any division thereof, not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board of Directors may select.

SECTION 7.4. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

ARTICLE VIII

Certificates of Stock and Their Transfer

SECTION 8.1. Certificates of Stock. The certificates of stock of the corporation shall be in such form as may be determined by the Board of Directors, shall be numbered and shall be entered in the books of the corporation as they are issued. They shall exhibit the holder's name and number of shares and shall be signed by the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary. If any stock certificate is signed (a) by a transfer agent or an assistant transfer agent or (b) by a transfer clerk acting on behalf of the corporation and a registrar, the signature of any officer of the corporation may be facsimile. In case any such officer whose facsimile signature has thus been used on any such certificate shall cease to be such officer, whether because of death, resignation or otherwise, before such certificate has been delivered by the corporation, such certificate may nevertheless be delivered by the corporation, as though the person whose facsimile signature has been used thereon had not ceased to be such officer. All certificates properly surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued to evidence transferred shares until the former certificate for at least a like number of shares shall have been surrendered and canceled and the corporation reimbursed for any applicable taxes on the transfer, except that in the case of a lost, destroyed or mutilated certificate a new one may be issued therefor upon such terms, and with such indemnity (if any) to the corporation, as the Board of Directors may prescribe specifically or in general terms or by delegation to a transfer agent for the corporation. (See Section 8.2)

SECTION 8.2. **Legend on Certificates**. All shares of Common Stock of the corporation shall bear the following legends:

> The shares represented by this certificate may not be sold, pledged or otherwise transferred without registration under the Securities Act of 1933, as amended, unless the Company has received a satisfactory opinion of counsel acceptable to it to the effect that the proposed resale, pledge or transfer does not require registration under such Act or any other applicable securities laws.
>
> The transfer of the shares represented by this certificate is subject to the By-laws of the Company, which grant the Company and the other holders of shares of Common Stock of the Company options to purchase the shares represented by this certificate upon any proposed transfer hereof.

SECTION 8.3. **Lost Stolen or Destroyed Certificates**. The Board of Directors in individual cases, or by general resolution or by delegation to the transfer agent, may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate(s), or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

SECTION 8.4. Transfers of Stock. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and upon payment of applicable taxes with respect to such transfer, and in compliance with any restrictions on transfer applicable to the certificate or shares represented thereby of which the corporation shall have notice and subject to such rules and regulations as the Board of Directors may from time to time deem advisable concerning the transfer and registration of certificates for shares of capital stock of the corporation, the corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Transfers of shares shall be made only on the books of the corporation by the registered holder thereof or by his attorney or successor duly authorized as evidenced by documents filed with the Secretary or transfer agent of the corporation.

SECTION 8.5. Restrictions on Transfer. The following restrictions on Transfer of a stockholder's shares shall be effective until such time as the Securities and Exchange Commission has made effective a public offering of any class of the corporation's capital stock, at which time this Section 8.5 shall be null and void and of no further effect.

(a) **General**. No stockholder may dispose of any shares owned by such stockholder by sale, exchange, assignment, voluntary transfer, involuntary transfer, gift, devise, bequest, mortgage, pledge, encumbrance or otherwise, (collectively a "Transfer") except in accordance with these by-laws.

(b) **Option to Purchase**. If a stockholder intends to Transfer shares of the corporation of which the stockholder is the owner to any person other than the corporation, or if such shares are to be transferred by operation of law or otherwise to any such person, such stockholder or such stockholder's personal representative shall give written notice to the corporation and the remaining stockholders stating (i) the number of shares of common stock proposed to be transferred, (ii) the name, business and residence address of the proposed transferee and (iii) the amount of the consideration, method of payment and other terms of the proposed Transfer. Such notice shall include a copy of any and all documents associated with such Transfer.

The corporation may exercise its option to purchase all but not less than all of the shares proposed to be transferred upon written notice to such stockholder. Such notice shall be given by the corporation not later than sixty (60) days following the next regularly scheduled meeting of the Board of Directors of the corporation ("Repurchase Period). In the event that a Transfer of shares occurs without the giving of notice as specifically provided for herein, the corporation shall have the right to exercise its option to purchase such shares, notwithstanding the fact that such notice was not given. The corporation's decision to exercise the option to purchase a stockholder's shares shall be made by the corporation's Board of Directors, provided that no director shall vote with regard to the corporation's election to acquire shares of such director or owned by an entity with regard to which the director is a shareholder, owner, officer, director or employee. The closing on the purchase of the shares shall occur within 30 days after the end of the Repurchase Period in accordance with the provisions of Section 8.5(c) hereof and under the terms and conditions of any Stock Purchase Agreement entered into between the corporation and the stockholder.

Shares proposed to be transferred which are not purchased by the corporation may be transferred free from the restriction of these by-laws, provided, that such shares are transferred within 60 days of the expiration of the Repurchase Period to the party named in the written notice to the corporation described in this Section 8.5(b). Such party shall be bound by these Bylaws and the prohibition against transfer set forth in this Section 8.5 and must sign documents requested by the corporation acknowledging the foregoing.

(c) **Purchase Price**. The purchase price of such shares shall be the book value per share of the corporation, determined by the corporation's regularly maintained public accountant as of the end of the month which proceeds the date of such notice, adjusting for the sale of shares during such month; provided, however, that should the stockholder and the corporation be parties to a written stock purchase agreement setting forth terms and conditions for the purchase price, then the terms and conditions of such stock purchase agreement shall apply and be binding.

(d) **Additional Restrictions**. Subject to paragraphs (a), (b) and (c) of this Section 8.5, any stockholder may enter into an agreement with other stockholders or with the corporation providing for additional limitation or restriction on the right of such stockholder to transfer shares of capital stock of the corporation held by a stockholder. Any such limitation or restriction on the transfer of shares of this corporation may be set forth on certificates given to the corporation or the transfer agent, in which case the corporation or transfer agent shall not be required to transfer such shares upon the books of the corporation without receipt of satisfactory evidence of compliance with the terms of such limitation or restriction.

(e) **Breach of Contract Provision**. In the event a stockholder breaches a contract between the stockholder and the corporation, including but not limited to breach of any confidentiality agreement, distribution agreement, license agreement, consignment agreement, such breach, if unresolved to the satisfaction of the corporation, following 30 days written notice of such breach by the corporation to such stockholder, shall be considered a "transfer" of the stockholder's shares for purposes of this Section 8.5, and shall allow the corporation the option to purchase such stockholder's shares pursuant to this Section 8.5, which such option shall not expire until the end of the Repurchase Period.

(f) **Termination of Distributor Status**. In the event a stockholder does not have a current Distribution Agreement in effect with the corporation for any or no reason (including but not limited to non-renewal and termination for cause), the date upon which such stockholder does not have a Distribution Agreement in effect shall be deemed a "Transfer" of the stockholder's shares for purposes of this Section 8.5, and shall allow the corporation the option to purchase such stockholder's shares pursuant to this Section 8.5, which such option shall not expire until the end of the Repurchase Period.

(g) **Prohibition Upon Ownership Interest in Competing Organizations**. If a stockholder intends to directly or indirectly acquire or maintain an equity interest in any master private label distributor of animal biologicals and/or pharmaceuticals which is primarily owned by its customer/distributors, other than this corporation, such stockholder shall give written notice thereof to the corporation and the remaining stockholders stating (1) the name of the organization with regard to which the stockholder intends to acquire or maintain an equity interest, (2) the nature of the business of the entity with regard to which the stockholder intends to acquire or maintain an equity interest, and (3) the stockholder's intention with regard to renewal of any existing agreements between the stockholder and the corporation, including but not limited to distribution agreements. A stockholder acquiring an equity interest and/or maintaining an equity interest in such an entity shall be deemed a "transfer" for purposes of this Section 8.5, and the corporation shall have an option to purchase such stockholder's shares, which such option shall not expire until the end of the Repurchase Period. In the event that the stockholder acquires or maintains such an equity interest without the giving of notice as provided for herein, the corporation shall have the right to exercise its option to purchase such shares, notwithstanding the fact that such notice was not given. For purposes of this paragraph, a stockholder shall be deemed to directly or indirectly own an equity interest in a master distributor, if such stockholder, its shareholders, employees, officers, directors, and/or spouses of the foregoing acquire or maintain such an interest.

(h) **Indirect Transfer of Ownership**. If a stockholder is other than an individual, and such stockholder undergoes a change in its majority ownership and/or majority voting control such that those persons directly or indirectly having a fifty-one percent (51%) ownership or voting interest in such stockholder prior to such change, either pursuant to a single transaction and/or a series of transactions, no longer directly or indirectly has a fifty-one percent (51%) ownership interest in the stockholder or no longer has a fifty-one percent (51%) voting interest in such stockholder, then in such event such transfer in the ownership of the stockholder shall be considered a "Transfer" within the meaning of this Section 8.5. If a stockholder intends to transfer its ownership and/or voting interests as set forth within this subparagraph, such stockholder shall give written notice to the corporation and the remaining stockholders stating: (i) the equity interest in the stockholder which is proposed to be transferred; (ii) the name, business and residential address of the proposed transferee; and (iii) the amount of the consideration, method of payment and other terms of the proposed transfer. Upon such event, the corporation may exercise its option to purchase all but not less than all of the shares of this corporation held by the stockholder upon written notice to such stockholder, which such option shall not expire until the end of the Repurchase Period. In the event that a transfer of the ownership or voting interest of the stockholder occurs without the giving of notice as provided for herein, the corporation shall have the right to exercise its option to purchase the shares of this corporation held by the stockholder, notwithstanding the fact that such notice was not given. The provisions of this Section 8.5 shall apply to the transfer referred to within this subparagraph, to the extent appropriate.

SECTION 8.6. No Fractional Share Certificates. Certificates shall not be issued representing fractional shares of stock.

SECTION 8.7. Fixing Record Date. The Board of Directors may fix in advance a date, not exceeding sixty (60) days, nor less than ten (10) days, preceding the date of any meeting of stockholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining any consent, as a record date for the determination of the stockholders entitled to notice of, and to vote at, any such meeting, or adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent, and in such case such stockholders and only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after any such record date fixed as aforesaid.

SECTION 8.8. Stockholders of Record. The corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE IX

Indemnification

SECTION 9.1. In General. Each person who at any time is or shall have been a director, officer, employee or agent of this corporation, or is or shall have been serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, and his heirs, executors and administrators, shall be indemnified by this corporation in accordance with and to the full extent permitted by the Delaware General Corporation Law as in effect at the time the action occurred for which the indemnification is requested. The foregoing right of indemnification shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. If authorized by the Board of Directors, the corporation may purchase and maintain insurance on behalf of any person to the full extent permitted by the Delaware General Corporation Law as in effect at the time of the adoption of this by-law or as amended from time to time.

ARTICLE X

General Provisions

SECTION 10.1. Fiscal Year. The fiscal year of the corporation shall begin on January 1st of each year and end on December 31st of each year.

SECTION 10.2. Seal. The corporate seal shall have no seal unless otherwise directed by the Board of Directors.

ARTICLE XI

Amendments

SECTION 11.1. General. Any provision of these by-laws may be altered, amended or repealed from time to time by the affirmative vote of a majority of the stock having voting power present in person or by proxy at any annual meeting of stockholders at which a quorum is present, or at any special meeting of stockholders at which a quorum is present, if notice of the proposed alteration, amendment or repeal be contained in the notice of such special meeting, or by the affirmative vote of a majority of the directors then qualified and acting at any regular or special meeting of the Board; provided, however, that the stockholders may provide specifically for limitations on the power of directors to amend particular by-laws and, in such event, the directors' power of amendment shall be so limited; and further provided that no reduction in the number of directors shall have the effect of removing any director prior to the expiration of his term of office.



Edward S. Sloan, Secretary

EXHIBIT 2.3

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE



NUMBER

SHARES

AGRI-LABORATORIES, LTD.

This Certifies that ______________________________ is the owner and registered holder of ______________________________ CLASS B COMMON Shares of

AGRI-LABORATORIES, LTD., of the Par Value of $1.00 Each,

transferable only on the books of the corporation by the holder hereof in person or by duly authorized attorney upon surrender of this certificate properly endorsed.

IN WITNESS WHEREOF, the said corporation has caused this certificate to be signed by its duly authorized officers and to be sealed with the seal of the corporation

this __________ *day of* __________ , 20 ____ .

______________________ *Secretary* ______________________ *President*



Jennifer Spoon

III-31

© ST. PAUL 101 A

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE



NUMBER SHARES

AGRI-LABORATORIES, LTD.

CANCELLED

This Certifies that ______________________ is the owner and registered holder of ______________________ CLASS C COMMON Shares of

AGRI-LABORATORIES, LTD., of the Par Value of $1.00 Each,

transferable only on the books of the corporation by the holder hereof in person or by duly authorized attorney upon surrender of this certificate properly endorsed.

IN WITNESS WHEREOF, the said corporation has caused this certificate to be signed by its duly authorized officers and to be sealed with the seal of the corporation

this ______ *day of* ______________, 20____.

______________________ *Secretary*

______________________ *President*



© ST. PAUL 101 A

EXHIBIT 4.1

EXHIBIT 4.1
AGRI-LABORATORIES, LTD.
SUBSCRIPTION AGREEMENT
(Class B Shares)

THIS AGREEMENT is made effective this _______ day of ______________, 20_____, at St. Joseph, Missouri, by and between **AGRI-LABORATORIES, LTD.**, a Delaware corporation (the "Company") and ________________________, having a mailing address of __________________________, and having a social security number of _____-___-_____ ("Subscriber").

WHEREAS, the Company is offering up to 100,000 shares of Class B common stock pursuant to a Form 1-A Offering Circular qualified ______________________; and

WHEREAS, the Subscriber desires to acquire, for investment, a portion of those Class B shares as more fully set out in Paragraph 21of this Agreement (the "Shares").

NOW, THEREFORE, the parties agree as follows:

1. **SUBSCRIPTION**. Subscriber hereby subscribes for and agrees to purchase the number of shares of Class B common stock of the Company as referenced in paragraph 21. Upon receipt of the Purchase Price and acceptance by Company, Company shall deliver to Subscriber a certificate representing the number of shares purchased, registered in the name of the Subscriber.

2. **COMPANY'S REPRESENTATIONS AND WARRANTIES**. The Company makes the following representations and warranties to the Subscriber.

   a. **Organization:** The Company is duly organized and is a validly existing corporation in good standing under the laws of the State of Delaware with adequate power and authority to conduct the business in which it is now engaged, and is and will be in good standing in such other states or jurisdictions as is necessary to enable it to carry on its business.

   b. **Authorization:** This Agreement, when accepted, will have been duly authorized, executed, and delivered on behalf of the Company, and constitutes the valid and binding agreement of the Company, enforceable in accordance with its terms, and the Company has full power and lawful authority to issue and sell the Shares on the terms and conditions herein set forth.

3. **SUBSCRIBER'S REPRESENTATIONS AND WARRANTIES.** Subscriber makes the following representations and warranties to the Company:

a. **Subscriber's Status:** Subscriber is an employee of [the Company] OR [________________________, a Class A shareholder of and distributor of the Company].

b. **Investment Intent:** Subscriber is purchasing the Shares pursuant to this Agreement for investment only and not with a view towards redistribution or resale.

c. **No Market for Shares:** Subscriber understands that no market will exist for the Shares of the Company and that he or she is not relying upon the facts that a market will ever develop.

d. **Litigation:** There are no actions, suits or proceedings pending or, to the knowledge of the Subscriber, threatened against the Subscriber, in any court or before any governmental or administrative agency, which can have any material or adverse effect on the business as now conducted or on the properties, the financial condition, or income of the Subscriber and the Subscriber is not in default under any order or judgment of any court, or governmental or administrative agency.

e. **Non-Voting Stock:** Subscriber acknowledges that the Shares have no voting rights with respect to any Company matter.

f. **Reliance:** Subscriber understands that the representations made by him or her in this Agreement have been made with the intention that the Company may rely upon them.

g. **No Redemption of Stock to Company**. Subscriber has not, within the past twelve (12) months, sold any stock back to the Company, by redemption or otherwise.

h. **Residence**. Subscriber represents and warrants to the Company that Subscriber is a bona fide resident of and is domiciled in the state set forth in the address provided below and that the shares are being purchased in Subscriber's name solely for Subscriber's own beneficial interest and not as a nominee for, or on behalf of, or for the beneficial interest of, or with the intention to transfer to any other person.

i. **Receipt of 1-A Offering Circular dated __________________**. By execution of this Agreement, the Subscriber acknowledges receipt of a copy of the Offering Circular dated ______________________ at least forty-eight (48) hours prior to Subscriber's execution of this Agreement.

4. **RESTRICTIONS ON SALE.**

a. **Compliance with Company's By-laws.** Subscriber hereby agrees to comply with the terms and conditions set forth in the Company's By-Laws, a current copy of which are attached hereto as Exhibit A, as such By-Laws may be amended from time to time, including but not limited to the sections of the By-Laws dealing with Restrictions on Transfer of the Shares, and the right of the Company to buy the Shares upon the occurrence of certain events.

b. **Termination of Employment.** In addition to the restrictions on transfer set forth in the Company's By-Laws, if Subscriber's employment with the Company or with a Class A Shareholder/Distributor of the Company is terminated for any reason or no reason by either party, the Company will have the option and right to buy all of the Shares owned by the Subscriber and the Subscriber will sell such Shares pursuant to the terms and conditions of this Agreement.

c. **Company's Option to Purchase.** For the period commencing upon the final termination date of Subscriber's employment with the Company or a Class A Shareholder/Distributor of the Company, and continuing for a period of sixty (60) days following the next regularly scheduled meeting of the Board of Directors (the "Repurchase Period"), the Company will have the option to purchase all, but not less than all, of the Shares owned by the Subscriber, which option and right to purchase are at the price and according to the terms and conditions provided herein. The Company may exercise its right and option to purchase by giving notice to the Subscriber of its intention to exercise its right and option before the expiration of said Repurchase Period.

d. **Failure of Company to Exercise Option.** In the event the Company does not exercise its option to purchase the Shares as provided for in this Section 4 in the time period provided, then the Subscriber will continue to be bound by the other restrictions on transfer of stock set forth in the Company's By-Laws.

e. **Purchase Price.** With regard to a purchase pursuant to this Section 4, the purchase price of such Shares will be the book value per share of the Company, determined by the Company's independent public accountant as of the end of the month which precedes the date of Subscriber's termination of employment with the Company or a Class A Shareholder/Distributor of the Company. Such price will be adjusted for the sale of other Class B shares during such month.

f. **Closing Date and Terms of Purchase.** In the event of a sale and purchase by the Company pursuant to the terms of Paragraph 4 of this Agreement, the sale and purchase will close on a reasonable date, at a reasonable price, and at a reasonable time to be selected by the Company, which will be no later than thirty (30) days after the Repurchase Period. On the date of closing, the Company will pay to the Subscriber the entire purchase price for the Shares in cash. The closing will take place at the Company's principal place of business.

5. **LEGEND.** The certificate presenting the Shares delivered will bear legends in substantially the following form:

> The sale, transfer or encumbrance of the Shares represented by this certificate is subject to Section 8.5 of the Company's By-Laws as amended, entitled "Restriction on Transfer" and the terms and conditions of an Agreement dated as of ________________, by and between Agri-Laboratories, Ltd. and ______________. A copy of the By-Laws and the Agreement are on file in the office of the Secretary of the Company. By acceptance of this Certificate, the holder hereof agrees to be bound by the terms of said By-Laws and Agreement.

and the Company may place a "Stop Transfer" order against such Shares until one of the conditions set forth in each of the foregoing legends has been met.

6. **WAIVER OF RIGHT TO COURT DECREE OF DISSOLUTION.** The parties agree that irreparable damage would be done to the good will and reputation of the Company if any party hereto should bring an action in court to involuntarily dissolve the Company. Care has been taken in this Agreement to provide what the parties feel are fair and just payments to any party terminating its interest in the Company. Accordingly, unless the Company has materially breached this Agreement or any document delivered, each of the parties accepts the provisions under this Agreement as its sole entitlement as regards the Shares in the Company. Each party hereby waives and renounces its right to seek a court decree of dissolution.

7. **RIGHT TO SPECIFIC PERFORMANCE.** In view of the fact that the Shares subject to this Agreement are Shares of a closely-held Company, and in view of the purposes of this Agreement, it is agreed that the remedy of law for failure of any party to perform would be inadequate and that the injured party or parties, at their option, will have the right to compel the specific performance of this Agreement in a court of competent jurisdiction.

8. **SUBSCRIBER'S INDEMNITY.** Subscriber agrees to indemnify, defend, and hold the Company harmless against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and reasonable attorneys' fees, that the Company may incur or suffer, which arise out

of, result from or relate to any breach of, or failure by Subscriber to perform any of his or her warranties, agreements, representations, commitments, or covenants in this Agreement.

9. **FINDER'S OR BROKER'S FEES.** Each party represents and warrants that it has dealt with no broker or finder in connection with any of the transactions contemplated by this Agreement, and, insofar as it knows, no broker or other person is entitled to any commission or finder's fee in connection with any of these transactions.

10. **EXPENSES.** Each party will pay for its own legal, accounting and other similar expenses incurred in negotiating and preparing this Agreement and in carrying out the transactions contemplated by this Agreement.

11. **EFFECT OF HEADINGS.** The subject headings of the sections or paragraphs of this Agreement are included for purposes of convenience only, and will not affect the construction or interpretation of any of its provisions.

12. **ENTIRE AGREEMENT; MODIFICATION; WAIVER.** This Agreement, along with the Company's By-Laws and any shareholder agreement entered into between Company and Subscriber constitutes the entire agreement between the parties pertaining to the subject matter herein and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No supplement, modification or amendment of this Agreement will be binding unless executed in writing by all the parties. No waiver of any of the provisions of this Agreement will be deemed, or will constitute, a waiver of any other provision, whether or not similar, nor will any waiver constitute a continuing waiver. No waiver will be binding unless executed in writing by the party making the waiver.

13. **COUNTERPARTS.** This Agreement may be executed simultaneously in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

14. **ASSIGNMENTS.** This Agreement will be binding on, and will inure to the benefit of the parties to it and their respective heirs, legal representatives, successors and assigns.

15. **RECOVERY OF ENFORCEMENT COSTS.** If any legal action (whether or not suit is filed) or other proceeding is threatened or brought, for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties will be entitled to recover reasonable attorneys' fees and other costs incurred in that actual or threatened action or proceeding from the nonprevailing party in addition to any other relief to which it may be entitled.

16. **DEFAULTS PERMITTING TERMINATION.** If, prior to the consummation of the sale and purchase of the Shares which shall be deemed consummated upon payment of the Purchase Price by Subscriber and issuance of a certificate by the Company representing the Shares, either the Subscriber or the Company materially defaults in the due and timely performance of any of its warranties, covenants, or agreements under this Agreement, the nondefaulting party may on or after the date of execution of this Agreement give notice of termination of this Agreement. The notice will specify with particularity the default or defaults on which the notice is based. The termination will be effective ten (10) days after the date of such notice, unless the specified default or defaults have been cured on or before the effective date for termination.

17. **SURVIVAL OF REPRESENTATIONS AND OBLIGATIONS.** All representations, warranties, covenants, and agreements of the parties contained in this Agreement, or in any instrument, certificate, opinion, or other writing provided for in this Agreement, will survive the execution of this Agreement.

18. **NOTICES.** All notices, requests, demands, and other communications under this Agreement must be in writing and will be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, to the business address of the Subscriber and the Company, with a copy to:

Edward S. Sloan
Waldeck, Matteuzzi & Sloan
11181 Overbrook Road
Suite 200
Leawood, Kansas 66211

Any party may change its address for purposes of this paragraph by giving the other party written notice of the new address in the manner set forth above.

19. **GOVERNING LAW.** This Agreement will be construed in accordance with, and governed by, the laws of the State of Delaware, and all questions concerning the meaning and intention of the terms of this Agreement and concerning the validity thereof, and questions relating to performance thereunder, will be determined and resolved in accordance with the laws of that State, notwithstanding the fact that one or more of the parties now is or may hereafter become a resident of a different state, and any litigation involving such Shares of stock or this Agreement will be venued in the State of Missouri and if Subscriber becomes or is

a resident of any different state, Subscriber agrees to service of process by serving a copy of the Secretary of State of the State of Delaware and mailing a copy thereof to such Subscriber.

20. **ARBITRATION.** Should the parties hereto be unable to amicably resolve between themselves any disagreements relating to or arising from any one or more of the provisions of this Agreement, which does not involve injunctive or equitable relief, both parties will submit such disagreement to arbitration under the rules of the American Arbitration Association in St. Joseph, Missouri. Both parties will permit said Arbitration Association or court to exercise its own judgment as to the body of law it will use in rendering its decision, which decision will be fully and finally binding on both parties. Neither party will have the right to further appeal or redress an arbitration award in any other court or tribunal except solely for the purpose of obtaining execution of the judgment rendered by the American Arbitration Association. The parties hereto agree that the nonprevailing party will pay all costs and expenses of such arbitration or enforcement proceeding (including injunctive or equitable relief).

21. **SUBSCRIPTION AND PAYMENT.** Purchaser hereby subscribes for Class B Shares and encloses payment as follows:

a) Class B Shares: _________ @ $________ per share
(No. of Shares Purchased)
$____________________________
AGGREGATE PURCHASE PRICE

b) Shares to be registered as follows:

Name(s):____

Resident Address: _______________________________________
Street City State Zip

Mailing Address:____
Street City State Zip

Custodian Name &
Mailing Address:____
____
Street City State Zip

c) Social Security No.
or Tax ID No. ________________________________

d) Payment should be made payable to "Agri-Laboratories, Ltd."

IN WITNESS WHEREOF, the undersigned executes this Agreement this ____ day of __________________, 20_____.

______________________________	______________________________
NAME OF PURCHASER (Please Print)	SIGNATURE OF PURCHASER
______________________________	______________________________
NAME OF JOINT PURCHASER (if any) (Please Print)	SIGNATURE OF JOINT PURCHASER

ACCEPTANCE

The foregoing Subscription Agreement and consideration reflected therein are hereby accepted.

Date: ____________________, _______

AGRI-LABORATORIES, LTD.

By:______________________________________
Steve Schram, President

EXHIBIT 4.2

EXHIBIT 4.2
AGRI-LABORATORIES, LTD.
SUBSCRIPTION AGREEMENT
(Class C Shares)

THIS AGREEMENT is made effective this ______ day of ______________, 20__, at by and between **AGRI-LABORATORIES, LTD.**, a Delaware corporation (the "Company") and ____, having a mailing address of ____, and having a Federal Tax ID number of ________________ ("Subscriber").

WHEREAS, the Company is offering up to 100,000 shares of Class C common stock with a minimum investment of 1,000 shares pursuant to a Form 1-A Offering Circular dated ______________________________; and

WHEREAS, the Subscriber desires to acquire, for investment, a portion of those Class C shares as more fully set out in Paragraph 21 of this Agreement (the "Shares").

NOW, THEREFORE, the parties agree as follows:

1. **SUBSCRIPTION**. Subscriber hereby subscribes for and agrees to purchase the number of shares of Class C common stock of the Company as referenced in Paragraph 21. Upon receipt of the Purchase Price and acceptance by Company, Company shall deliver to Subscriber a certificate representing the number of shares purchased, registered in the name of the Subscriber.

2. **COMPANY'S REPRESENTATIONS AND WARRANTIES**. The Company makes the following representations and warranties to the Subscriber.

    a. **Organization:** The Company is duly organized and is a validly existing corporation in good standing under the laws of the State of Delaware with adequate power and authority to conduct the business in which it is now engaged, and is and will be in good standing in such other states or jurisdictions as is necessary to enable it to carry on its business.

    b. **Authorization:** This Agreement, when accepted, will have been duly authorized, executed, and delivered on behalf of the Company, and constitutes the valid and binding agreement of the Company, enforceable in accordance with its terms, and the Company has full power and lawful authority to issue and sell the Shares on the terms and conditions herein set forth.

3. **SUBSCRIBER'S REPRESENTATIONS AND WARRANTIES**. Subscriber makes the following representations and warranties to the Company:

a. **Subscriber's Status:** Subscriber represents that he or she is a licensed, practicing veterinarian or that it is a business entity comprised of veterinarians.

b. **Investment Intent:** Subscriber is purchasing the Shares pursuant to this Agreement for investment only and not with a view towards redistribution or resale.

c. **No Market for Shares:** Subscriber understands that no market will exist for the Shares of the Company and that he, she or it is not relying upon the facts that a market will ever develop.

d. **Litigation:** There are no actions, suits or proceedings pending or, to the knowledge of the Subscriber, threatened against the Subscriber, in any court or before any governmental or administrative agency, which can have any material or adverse effect on the business as now conducted or on the properties, the financial condition, or income of the Subscriber and the Subscriber is not in default under any order or judgment of any court, or governmental or administrative agency.

e. **Non-Voting Stock:** Subscriber acknowledges that the Shares have no voting rights with respect to any Company matter.

f. **Reliance:** Subscriber understands that the representations made by him, her or it in this Agreement have been made with the intention that the Company may rely upon them.

g. **No Redemption of Stock to Company**. Subscriber has not, within the past twelve (12) months, sold any stock back to the Company, by redemption or otherwise.

h. **Residence**. Subscriber represents and warrants to the Company that Subscriber is a bona fide resident of and is domiciled in, or is duly organized under the laws of and remains in good standing with, the state set forth in the address provided below and that the shares are being purchased in Subscriber's name solely for Subscriber's own beneficial interest and not as a nominee for, or on behalf of, or for the beneficial interest of, or with the intention to transfer to any other person.

4. **RESTRICTIONS ON SALE.**

a. **Compliance with Company's By-laws.** Subscriber hereby agrees to comply with the terms and conditions set forth in the Company's By-Laws, a current copy of which are attached hereto as Exhibit A, as such By-Laws may be amended from time to time, including but not limited to the sections of the By-Laws dealing with Restrictions on Transfer of the Shares, and the right of the Company to buy the Shares upon the occurrence of certain events.

b. **Conditions to Purchase**. In order to purchase Class C shares Subscriber must be a licensed, practicing veterinarian or a business comprised of veterinarians.

c. **Company's Option to Purchase**. Subsequent to purchase, if any one of the following events occurs the Company shall have the option to repurchase the Class C shares owned by the Subscriber in accordance with the procedures hereafter stated:

i) The Subscriber, if an individual, ceases to be engaged in the practice of veterinary medicine, or if a business entity is merged, dissolved or ceases to be engaged in the active practice of veterinary medicine;

ii) In any calendar year subsequent to the date of purchase of Class C shares, the Subscriber fails to sell at least $50,000 of general Company products; or

iii) The existence of any applicable conditions stated in Section 8.5 of the Company's current Bylaws (Exhibit A).

d. **Company's Option to Purchase Procedures.** For the period commencing upon and continuing for a period of sixty (60) days following the next regularly scheduled meeting of the Board of Directors (the "Repurchase Period"), the Company will have the option to purchase all, but not less than all, of the Shares owned by the Subscriber, which option and right to purchase are at the price and according to the terms and conditions provided herein. The Company may exercise its right and option to purchase by giving notice to the Subscriber of its intention to exercise its right and option before the expiration of said Repurchase Period.

e. **Failure of Company to Exercise Option.** In the event the Company does not exercise its option to purchase the Shares as provided for in this Section 4 in the time period provided, then the Subscriber will continue to be bound by the other restrictions on transfer of stock set forth in the Company's By-Laws.

f. **Purchase Price.** With regard to a purchase pursuant to this Section 4, the purchase price of such Shares will be the book value per share of the Company, determined by the Company's **independent public** accountant as of the end of the month.

g. **Closing Date and Terms of Purchase.** In the event of a sale and purchase by the Company pursuant to the terms of Paragraph 4 of this Agreement, the sale and purchase will close on a reasonable date, at a reasonable price, and at a reasonable time to be selected by the Company, which will be no later than thirty (30) days after the Repurchase Period. On the date of closing, the Company will pay to the Subscriber the entire purchase price for the Shares in cash. The closing will take place at the Company's principal place of business.

5. **LEGEND.** The certificate presenting the Shares delivered will bear legends in substantially the following form:

> The sale, transfer or encumbrance of the Shares represented by this certificate is subject to Section 8.5 of the Company's By-Laws as amended, entitled "Restriction on Transfer" and the terms and conditions of an Agreement dated as of __________________, by and between Agri-Laboratories, Ltd. and ________________. A copy of the By-Laws and the Agreement are on file in the office of the Secretary of the Company. By acceptance of this Certificate, the holder hereof agrees to be bound by the terms of said By-Laws and Agreement."

and the Company may place a "Stop Transfer" order against such Shares until one of the conditions set forth in each of the foregoing legends has been met.

6. **WAIVER OF RIGHT TO COURT DECREE OF DISSOLUTION.** The parties agree that irreparable damage would be done to the good will and reputation of the Company if any party hereto should bring an action in court to involuntarily dissolve the Company. Care has been taken in this Agreement to provide what the parties feel are fair and just payments to any party terminating its interest in the Company. Accordingly, unless the Company has materially breached this Agreement or any document delivered, each of the parties accepts the provisions under this Agreement as its sole entitlement as regards the Shares in the Company. Each party hereby waives and renounces its right to seek a court decree of dissolution.

7. **RIGHT TO SPECIFIC PERFORMANCE**. It is agreed that the remedy of law for failure of any party to perform would be inadequate and that the injured party or parties, at their option, will have the right to compel the specific performance of this Agreement in a court of competent jurisdiction.

8. **SUBSCRIBER'S INDEMNITY**. Subscriber agrees to indemnify, defend, and hold the Company harmless against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and reasonable attorneys' fees, that the Company may incur or suffer, which arise out of, result from or relate to any breach of, or failure by Subscriber to perform any of his or her warranties, agreements, representations, commitments, or covenants in this Agreement.

9. **FINDER'S OR BROKER'S FEES.** Each party represents and warrants that it has dealt with no broker or finder in connection with any of the transactions contemplated by this Agreement, and, insofar as it knows, no broker or other person is entitled to any commission or finder's fee in connection with any of these transactions.

10. **EXPENSES.** Each party will pay for its own legal, accounting and other similar expenses incurred in negotiating and preparing this Agreement and in carrying out the transactions contemplated by this Agreement.

11. **EFFECT OF HEADINGS.** The subject headings of the sections or paragraphs of this Agreement are included for purposes of convenience only, and will not affect the construction or interpretation of any of its provisions.

12. **ENTIRE AGREEMENT; MODIFICATION; WAIVER.** This Agreement, along with the Company's By-Laws and any shareholder agreement entered into between Company and Subscriber, constitutes the entire agreement between the parties pertaining to the subject matter herein and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No supplement, modification or amendment of this Agreement will be binding unless executed in writing by all the parties. No waiver of any of the provisions of this Agreement will be deemed, or will constitute, a waiver of any other provision, whether or not similar, nor will any waiver constitute a continuing waiver. No waiver will be binding unless executed in writing by the party making the waiver.

13. **COUNTERPARTS.** This Agreement may be executed simultaneously in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

14. **ASSIGNMENTS.** This Agreement will be binding on, and will inure to the benefit of the parties to it and their respective heirs, legal representatives, successors and assigns.

15. **RECOVERY OF ENFORCEMENT COSTS.** If any legal action (whether or not suit is filed) or other proceeding is threatened or brought, for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties will be entitled to recover reasonable attorneys' fees and other costs incurred in that actual or threatened action or proceeding from the nonprevailing party in addition to any other relief to which it may be entitled.

16. **DEFAULTS PERMITTING TERMINATION.** If, prior to the consummation of the sale and purchase of the Shares which shall be deemed consummated upon payment of the Purchase Price by Subscriber and issuance of a certificate by the Company representing the Shares, either the Subscriber or the Company materially defaults in the due and timely performance of any of its warranties, covenants, or agreements under this Agreement, the nondefaulting party may on or after the date of execution of this Agreement give notice of termination of this Agreement. The notice will specify with particularity the default or defaults on which the notice is based. The termination will be effective ten (10) days after the date of such notice, unless the specified default or defaults have been cured on or before the effective date for termination.

17. **SURVIVAL OF REPRESENTATIONS AND OBLIGATIONS.** All representations, warranties, covenants, and agreements of the parties contained in this Agreement, or in any instrument, certificate, opinion, or other writing provided for in this Agreement, will survive the execution of this Agreement.

18. **NOTICES.** All notices, requests, demands, and other communications under this Agreement must be in writing and will be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, to the business address of the Subscriber and the Company, with a copy to:

Edward S. Sloan
Waldeck, Matteuzzi &Sloan P.C.
1181 Overbrook Road, Suite 200
Leawood, Kansas 66211

Any party may change its address for purposes of this paragraph by giving the other party written notice of the new address in the manner set forth above.

19. **GOVERNING LAW.** This Agreement will be construed in accordance with, and governed by, the laws of the State of Delaware, and all questions concerning the meaning

and intention of the terms of this Agreement and concerning the validity thereof, and questions relating to performance thereunder, will be determined and resolved in accordance with the laws of that State, notwithstanding the fact that one or more of the parties now is or may hereafter become a resident of a different state, and any litigation involving such Shares of stock or this Agreement will be venued in the State of Missouri and if Subscriber becomes or is a resident of any different state, Subscriber agrees to service of process by serving a copy of the Secretary of State of the State of Delaware and mailing a copy thereof to such Subscriber.

20. **ARBITRATION.** Should the parties hereto be unable to amicably resolve between themselves any disagreements relating to or arising from any one or more of the provisions of this Agreement, which does not involve injunctive or equitable relief, both parties will submit such disagreement to arbitration under the rules of the American Arbitration Association in St. Joseph, Missouri. Both parties will permit said Arbitration Association or court to exercise its own judgment as to the body of law it will use in rendering its decision, which decision will be fully and finally binding on both parties. Neither party will have the right to further appeal or redress an arbitration award in any other court or tribunal except solely for the purpose of obtaining execution of the judgment rendered by the American Arbitration Association. The parties hereto agree that the nonprevailing party will pay all costs and expenses of such arbitration or enforcement proceeding (including injunctive or equitable relief).

21. **Subscription and Payment**. Purchaser hereby subscribes for Class C Shares and encloses payment as follows:

a) Class C Shares: 1,000 @ $________ per share
(No. of Shares Purchased)
$_____________ is the AGGREGATE PURCHASE PRICE

b) Shares to be registered as follows:

Name: ____

Office Address: ____
Street City State Zip

Mailing Address: _______________________________________
Street City State Zip

Custodian Name &
Mailing Address:______________________________________

____
Street City State Zip

c) Tax ID Number:______________________________________

d) Payment should be made payable to "Agri-Laboratories, Ltd."

IN WITNESS WHEREOF, the undersigned executes this Agreement this ______ day of ____________, 20_____.

____
(Name of Purchasing Company)

By:________________________________
Printed Name:_______________________
Title:______________________________

ACCEPTANCE

The foregoing Subscription Agreement and consideration reflected therein are hereby accepted.

Date: __________________, 20_____.

AGRI-LABORATORIES, LTD.

By:________________________________
Steve Schram, President

EXHIBIT 6.1

February 11, 2010

Steve Schram, President
K-Highway General Partner, Inc.
20927 State Route K
St. Joseph, Missouri 64505

RE: Lease for 6221 K Highway

Dear Steve:

The Board of Directors and Chief Executive Officer of Agri-Laboratories, Ltd., have decided to exercise the second five-year extended term as allowed for under Paragraph 5 of the Lease Agreement dated January 1, 2001. Therefor, the Lease will now be in effect until December 31, 2015.

Please let me know if you have any questions.

Sincerely

Helen Taylor,
Chief Financial Officer

AGRILABS, LTD

Steve Schram, President
K-Highway General Partner, Inc
20927 State Route K
St. Joseph, Mo 64505

Re: Exercise of Option for 5 year Lease term

Dear Steve:

The Agrilabs Board of Directors and the CEO has determined that Agrilabs will be extending the lease for the additional 5 year term. Please consider this notice of such an extension pursuant to the terms of the lease agreement.

Sincerely,

Helen Taylor, CFO

LEASE AGREEMENT

Between

AGRI-LABORATORIES, LTD.

And

K HIGHWAY LIMITED PARTNERSHIP

Dated: January 1, 2001

TABLE OF CONTENTS

LEASE AGREEMENT

This Lease is made as of January 1, 2001, (the "Effective Date") by and between K HIGHWAY LIMITED PARTNERSHIP, a Missouri limited partnership ("Landlord"), and AGRI LABORATORIES, LTD., a Missouri corporation ("Tenant"), whose address is Post Office Box 3103, St. Joseph, Missouri 64503.

1. RECITALS.

WHEREAS, Landlord is the owner of that certain real property commonly known as 6221 K Highway, St. Joseph, Andrew County, Missouri, and more fully described in Exhibit A attached hereto and incorporated herein (the "Premises")

WHEREAS, Tenant desires to lease from Landlord, and Landlord agrees to lease to Tenant, the premises demised hereunder pursuant to the Lease.

2. PREMISES.

Landlord leases to Tenant and Tenant leases from the Premises, including the building and other improvements located on the property containing approximately 54,000 square feet of floor space plus mezzanine space.

3. USE.

Tenant shall use the Premises for the conduct of a sales and warehouse business, including operations allied thereto, and other lawful uses.

4. TERM.

The term shall be for a period of five (5) years commencing on January 1, 2001 and ending on December 31, 2005.

5. OPTION TO EXTEND TERM.

Tenant is given the option to extend the term of all provisions contained in the Lease, except for rent, for two separate five-year periods ("extended term") following expiration of the then term, by giving notice of exercise of the option ("option notice") to Landlord at least nine (9) months before the expiration of such term. Provided that, if Tenant is in default on the date of giving the option notice, the option notice shall be totally ineffective, or if Tenant is in default on the date the extended term is to commence, such extended term shall not commence and this Lease shall expire at the end of the prior term.

Rent for the extended term shall be the rent pursuant to Paragraph 6 hereof adjusted upward to match the percentage increase in the Consumer Price Index, Kansas City, Missouri Area, All Price Index, from the date of the last adjustment thereof until the commencement date of the extended term.

6. RENT.

A. Tenant shall pay to Landlord $28,140.00 per month in advance on the first day of each month, commencing on January 1, 2001, and continuing during the term. Rent for any partial month shall be prorated at the rate of one-thirtieth (1/30) of the rent per day. All rent shall be paid to Landlord at the address at which notices to Landlord are given.

B. If this Lease terminates before the expiration date for reasons other than Tenant's default, rent shall be prorated to the date of termination, and Landlord shall immediately repay to Tenant all rent then prepaid and unearned.

C. Landlord shall not become or be deemed a partner or a joint venturer with Tenant by reasons of the provisions of this Lease.

D. Tenant has provided to Landlord a rent deposit in the amount of $15,790 ("Prepaid Rent Deposit"). Landlord shall retain said Prepaid Rent Deposit until termination of this Lease Agreement. Tenant hereby provides Landlord with the authority to deduct from the Prepaid Rent Deposit any damages caused to the Premises by Tenant provided such deductions are made pursuant to and do not conflict with application state law.

7. REQUIRED EXPANSION.

Tenant is hereby given the option to require the Landlord to expand the building and other improvements located on the property (the "Additional Space"), subject to the following terms and conditions:

A. Landlord and Tenant shall enter into an Addendum to this Lease Agreement modifying the definition of the Premises contained in

Paragraph 2 hereof, adjusting the remaining term of the Lease in Paragraph 4 hereof to a period of five years after completion of the Additional Space and adjusting the rent for the existing Premises and Additional Space as set forth in Paragraph 6 hereof.

B. As provided for in this Paragraph 7, this Lease Agreement shall be amended to adjust the rent for the then existing Premises as set forth in Paragraph 6 hereof, to adjust upward to match the percentage of increase in the Consumer Price Index, Kansas City, Missouri Area, All Price Index, from the date of the last adjustment thereof to the effective date of the beginning of the adjusted lease term.

C. As provided for in this Paragraph 7, the Lease Agreement shall be modified to set forth additional rent for the Additional Space in an amount which shall be a function of construction costs for the Additional Space as described herein. The rent for the Additional Space shall be an amount equal to the cost of construction fully amortized over a period not to exceed ten (10) years at an interest rate equal to the interest rate paid by the Landlord on its permanent financing for the construction.

D. Tenant may require Landlord to build such Additional Space, and to lease such Additional Space to Tenant by serving notice thereof prior to December 31, 2005, which notice shall include a proposed Addendum to this Lease Agreement incorporating the terms required herein, and accompanied by complete plans and specifications for the construction of the Additional Space.

E. Landlord agrees to use its best efforts to obtain construction financing for the construction of the Additional Space and agrees to use its best efforts to obtain a five year amortized mortgage to replace the construction financing. Landlord's obligation to construct the Additional Space shall be contingent upon its ability to obtain construction and takeout or permanent financing for the Additional Space.

F. If requested by Landlord, Tenant agrees to enter into a Subordination, Non-Disturbance and Attornment Agreement with regard to the Lease as amended with any financing entity.

G. In the event there shall remain any option to extend the term of the Lease as provided for in Paragraph 5 hereof, such option shall also relate to the Additional space. The adjustment of rent provided for in Paragraph 5 which is intended to reflect inflation as measured by the Consumer Price Index, shall also be applied to the rent associated with the Additional Space with regard to any renewal thereof.

H. Landlord agrees to commence construction on the Additional Space within thirty (30) days from the date of obtaining construction and takeout or permanent financing for the Additional Space and to diligently pursue such construction to completion, and, subject to the provisions of this Agreement, to supply such monies and to perform such duties as may be necessary to complete the construction of the Additional Space pursuant to the plans and specifications provided by Tenant.

I. For purposes of this Agreement construction costs shall mean all costs paid to construct and complete the Additional space including, but not limited to, demolition costs, site preparation costs, architectural fees, contractor's fees, engineering fees, all loan fees and carrying costs, construction period interest, legal fees, accounting fees and all costs of labor materials paid or necessarily incurred by Landlord.

8. PERSONAL PROPERTY TAXES.

Tenant shall pay before delinquency all taxes and assessments that are levied and assessed against Tenant's personal property installed or located in or on the Premises and that become payable during the term. On demand by Landlord, Tenant shall furnish Landlord with satisfactory evidence of these payments.

9. REAL PROPERTY TAXES.

Tenant shall pay all real property taxes and general and special assessments ("real property taxes") levied and assessed against the Premises.

Each year Landlord shall notify Tenant of the real property taxes and immediately upon receipt of the tax bill shall furnish Tenant with a copy of the tax bill. Tenant shall pay the real property taxes not later than ten (10) days before the taxing authority's delinquency date or ten (10) days after receipt of the tax bill, whichever is later.

If any general or special assessment is levied and assessed against the Premises, Landlord can elect to either pay the assessment in full, or allow the assessment to go to bond. If Landlord pays the assessment in full, Tenant shall pay to Landlord each time a payment of real property taxes is made a sum equal to that which would have been payable (as to both principal and interest) had Landlord allowed the assessment to go to bond.

Tenant's liability to pay real property taxes shall be prorated on the basis of a 365-day year to account for any fractional portion of a fiscal tax year included in the term at its commencement and expiration.

Tenant at its cost shall have the right, at any time, to seek a reduction in the assessed valuation of the Premises or to contest any real property taxes that are to be paid by Tenant. If Tenant seeks a reduction or contests the real property taxes, the failure on Tenant's part to pay its share of any real property taxes shall not constitute a default as long as Tenant complies with the following provisions of this Paragraph. Landlord may require from Tenant a bond or other security, reasonably satisfactory to Landlord, in an amount equal to the real property taxes so contested, or in such amount as the taxing authority might require, plus any penalty or interest resulting from nonpayment thereof.

Landlord shall not be required to join in any proceeding or contest brought by Tenant unless the provisions of any law require that the proceeding or contest be brought by or in the name of Landlord or any owner of the Premises. In that case Landlord shall join in the proceeding or contest or permit it to be brought in Landlord's name as long as Landlord is not required to bear any cost. Tenant, on final determination of the proceeding or contest, shall immediately pay or discharge its share of any real property taxes determined by any decision or judgment rendered, together with all costs, charges, interest, and penalties incidental to the decision or judgment.

10. MAINTENANCE.

A. Landlord's Maintenance. Except as provided in Paragraphs 10A, 18, 19 and 32, Landlord at its cost, shall maintain, in good condition, the structural parts of the building and other improvements in which the Premises are located, which structural parts include only the foundations, bearing and exterior walls (excluding glass and doors), subflooring, and roof (excluding skylights).

Landlord shall repair the Premises if they are damaged by (a) acts or omissions of Landlord, or its authorized representatives; or (b) Landlord's failure to perform its obligations under this Paragraph. Tenant shall repair the Premises if they are damaged by acts of Tenant, or its authorized representatives. Repairs to be made because of acts of God are covered in Paragraph 18 hereof.

Landlord shall have thirty (30) days after notice from Tenant to commence to perform its obligations under this Paragraph 10A, except that Landlord shall perform its obligations immediately if the nature of the problem presents a hazard or emergency. If Landlord does not perform its obligations within the time limitations in this Paragraph, Tenant can perform the obligations as they apply to Premises and have the right to be reimbursed for the sum it actually expends in the performance of Landlord's obligations. If Landlord does not reimburse Tenant within thirty (30) days after demand from Tenant, Tenant shall have the right to withhold from future rent due the sum Tenant has expended until Tenant is reimbursed in full.

B. Tenant's Maintenance. Except as provided in Paragraphs 10A, 18, 19 and 32, Tenant at its sole cost shall maintain, in good condition, all portions of the Premises, including all of Tenant's personal property and signs.

11. ALTERATIONS.

Tenant shall not make any structural or exterior alterations to the Premises without Landlord's consent. Tenant at its Cost shall have the right to make, with Landlord's consent, nonstructural alterations to the interior of the Premises that Tenant requires in order to conduct its business on the Premises.

If Tenant is not then in default of any provisions of this Lease, Tenant shall have the right to remove from the Premises immediately before the expiration of the term, or within thirty (30) days after termination of the term, any alterations Tenant has made to the Premises, as long as the removal will not cause any structural damage to the Premises, and Tenant at its cost promptly restores any damage caused by the removal.

12. MECHANICS' LIENS.

Tenant shall pay all costs for construction done by it or caused to be done by it on the Premises as permitted by this Lease. Tenant shall keep the building, other improvements, and land on which the Premises are a part, free and clear of all mechanics' liens resulting from construction done by or for Tenant.

13. UTILITIES AND SERVICES.

Tenant shall make all arrangements for and pay all utilities and services furnished to or used by it, including, without limitation, gas, electricity, water, telephone service, and trash collection. Landlord will pay for all connection charges (excluding deposits)

14. INDEMNITY AND EXCULPATION.

Landlord shall not be liable to Tenant for any damage to Tenant or Tenant's property from any cause. Tenant waives all claims against Landlord for damage to person or property arising from any reason, except that Landlord shall be liable to Tenant for damage to Tenant resulting from the acts or omissions of Landlord or its authorized representative.

Tenant shall hold Landlord harmless from all damages arising out of any damage to any person or property occurring in, on, or about the Premises, except that Landlord shall be liable to Tenant for damage resulting from the acts or omissions of Landlord or its authorized representatives. Landlord shall hold Tenant harmless from all damages arising out of any such damage. A party's obligation under this paragraph to indemnify and hold the other party harmless shall be limited to the sum that exceeds the amount of insurance proceeds, if any, received by the party being indemnified.

15. PUBLIC LIABILITY AND PROPERTY DAMAGE INSURANCE.

Tenant at its cost shall maintain public liability and property damage insurance with a single combined liability limit of not less than Two Million Dollars ($2,000,000.00) and property damage limits of not less than Five Hundred Thousand Dollars ($500,000.00) insuring against all liability of Tenant and its authorized representatives arising out of and in connection with Tenant's use or occupancy of the Premises. Tenant shall provide Landlord, at Landlords' request, the proof of the maintenance of such insurance. If Tenant shall at any time file to maintain such insurance, Landlord may, at its option, obtain such insurance in which case Tenant's monthly rent shall be increased by the appropriate monthly amount.

All public liability insurance and property damage insurance shall insure performance by Tenant of the indemnity provisions of Paragraph 14.

16. FIRE INSURANCE.

Tenant at its cost shall maintain on the building and other improvements that are a part of the Premises a policy of standard fire and extended coverage insurance, with vandalism and malicious mischief endorsements, to the extent of at least full replacement value ($500,000.00 minimum). Tenant shall provide Landlord, at Landlords' request, the proof of the maintenance of such insurance. If Tenant shall at any time file to maintain such insurance, Landlord may, at its option, obtain such insurance in which case Tenant's monthly rent shall be increased by the appropriate monthly amount.

The insurance policy shall provide that any proceeds shall be made payable to Landlord and Tenant, and that the insurance policy shall be issued in the name of both Landlord and Tenant.

The "full replacement value" of the building and other improvements to be insured under this Paragraph 16 shall be determined by the company issuing the insurance policy at the time the policy is initially obtained. Not more frequently than once every three (3) years, either party shall have the right to notify the other party that it elects to have the replacement value redetermined by an insurance company. The redetermination shall be made promptly and in accordance with the rules and practices of the Board of Fire Underwriters, or a like Board recognized arid generally accepted by the insurance company and, each party shall be promptly notified of the results. The insurance policy shall be adjusted according to the redetermination.

17. WAIVER OF SUBROGATION.

The parties release each other, and their respective authorized representatives, from any claims for damage to any person or to the Premises, and to the fixtures, personal property, Tenant's improvements, and alterations of either Landlord or Tenant in or on the Premises that are caused by or result from risks insured against under any insurance policies carried by the parties and in force at the time of any such damage.

Each party shall cause each insurance policy obtained by it to provide that the insurance company waives all right of recovery by way of subrogation against either party in connection with any damage covered by any policy. Neither party shall be liable to the other for any damage caused by fire or any of the risks insured against under any insurance policy required by this Lease. If any insurance policy cannot be obtained with a waiver of subrogation, or is obtainable only by the payment of an additional premium charge above that charged by insurance companies issuing the policies without waiver of subrogation, the party undertaking to obtain the insurance shall notify the other party of this fact. The other party shall have a period of ten (10) days after receiving the notice either to place the insurance with a company that is reasonably satisfactory to the other party and that will carry the insurance with waiver of subrogation, or to agree to pay the additional premium if such a policy is obtainable at additional cost. If the insurance cannot be obtained or the party in whose favor a waiver of subrogation is desired refuses to pay the additional premium charges, the other party is relieved of the obligation to obtain a waiver of subrogation rights with respect to the particular insurance involved.

18. DESTRUCTION.

If, during the term, the Premises are totally or partially destroyed from any cause, rendering the Premises totally or partially inaccessible or unusable, Landlord shall restore the Premises to substantially the same condition as they were immediately before destruction, if the restoration can be made under the existing laws and can be completed within ninety (90) working days after the date of the destruction. Such destruction shall not terminate this Lease.

If the restoration cannot be made in the time stated in this Paragraph, Tenant can terminate this Lease immediately by giving notice to Landlord. If Tenant fails to terminate this Lease and if restoration is permitted under the existing laws, Landlord, at its election, can either terminate this Lease or restore the Premises within a reasonable time and this Lease shall continue in full force and effect. If the then existing laws do not permit the restoration, either party can terminate this Lease immediately by giving notice to the other party.

In case of destruction there shall be an abatement or reduction of rent between the date of destruction and the date of completion of restoration, based on the extent to which the destruction interferes with Tenant's use of the Premises.

If destruction to the Premises occurs during the last six (6) months of the term, Landlord can terminate this Lease by giving' notice to Tenant not more than fifteen (15) days after the destruction. Except that, if the destruction occurs during the last six (6) months of the term and if within fifteen (15) days after the destruction Tenant exercises the option or has already exercised the option to extend the term as provided in Paragraph 5 (if the time within which the option can be exercised has not expired), Landlord shall restore the Premises as provided in this Paragraph 18.

19. CONDEMNATION.

A. Definitions. As used in this Paragraph the following words and phrases shall have the following meanings:

(1) "Condemnation" means (i) the exercise of any government power, whether by legal proceedings or otherwise, by a condemnor and (ii) a voluntary sale or transfer by Landlord to any condemnor, either under threat of condemnation or while legal proceedings for condemnation are pending.

(2) "Date of taking" means the date the condemnor has the right to possession of the property being condemned.

(3) "Award" means all compensation, sums, or anything of value awarded, paid, or received on a total or partial condemnation.

(4) "Condemnor" means any public or quasi-public authority, or private corporation or individual, having the power of condemnation.

B. Parties' Rights and Obligations. If, during the term of the Lease, there is any taking of the Premises or any interest in this Lease by condemnation, the rights and obligations of the parties shall be determined pursuant to this Paragraph 19.

If the Premises are totally taken by condemnation, this Lease shall terminate on the date of taking.

If any portion of the Premises is taken by condemnation, this Lease shall remain in effect, except that Tenant can elect to terminate this Lease if the remaining portion of the Premises, or the parking areas that are a part of the Premises, are rendered unsuitable for Tenant's continued use of the Premises. If Tenant elects to terminate this Lease, Tenant must exercise its right to terminate pursuant to this Paragraph by giving written notice to Landlord within thirty (30) days after the nature and the extent of the taking have been finally determined and communicated in writing to Tenant. If Tenant elects to terminate this Lease as provided in this Paragraph, Tenant also shall notify Landlord of the date of termination, which date shall not be earlier than thirty (30) days nor later than ninety (90) days after Tenant has notified Landlord of its election to terminate; except that this Lease shall terminate on the date of taking if the date of taking falls on a date before the date of termination as designated by Tenant. If Tenant does not terminate this Lease within the thirty (30) day period, this Lease shall continue in full force and effect, except that the monthly rent shall be reduced pursuant to this Paragraph 19.

If any portion of the Premises is taken by condemnation and this Lease remains in full force and effect on the date of taking, then rent shall be reduced by an amount that is in the same ratio to rent as the value of the area of the portion of the Premises taken bears to the total value of the Premises immediately before the date of taking, as determined by Landlord.

If there is a partial taking of the Premises and this Lease remains in full force and effect pursuant to this Paragraph 19, Landlord at its cost shall accomplish all necessary restoration.

Rent shall be abated or reduced during the period from the date of taking until the completion of restoration, but all other obligations of Tenant under this Lease shall remain in full force and effect. The abatement or reduction of rent shall be based on the extent to which the restoration interferes with Tenant's use of the Premises.

The award shall belong to and be paid to Landlord, except that Tenant shall receive from the award the following:

(1) A sum attributable to Tenant's improvements or alterations made to the Premises by Tenant in accordance with this Lease, which Tenant's improvements or alterations Tenant has the right to remove from the Premises pursuant to the provisions of this Lease but elects not to remove; or if Tenant elects to remove any such Tenant's improvements or alterations, a Sum for reasonable removal and relocation costs not to exceed the market value of such improvements and alterations; and

(2) A sum attributable to any excess of the market value of the Premises, exclusive of Tenant's improvements or alterations for which Tenant is compensated under this Paragraph, for the remainder of the term, over the present value at the date of taking of the rent payable for the remainder of the term; and

(3) A sum attributable to that portion of the award constituting severance damages for the restoration of the Premises; and

(4) A sum paid to Tenant from the Condemnor for loss of goodwill.

The taking of the Premises or any part of the Premises by military or other public authority shall constitute a taking of the Premises by condemnation only when the use and occupancy by the taking authority has continued for longer than one hundred eighty (180) consecutive days. During the one hundred eighty (180) day period all the provisions of this Lease shall remain in full force and effect, except that rent shall be abated or reduced during such period of taking based on the extent to which the taking interferes with Tenant's use of the Premises, and Landlord shall be entitled to whatever award may be paid for the use and occupation of the Premises for the period involved.

20. ASSIGNMENT AND SUBLETTING.

Tenant shall not voluntarily assign or encumber its interest in this Lease or in the Premises, or sublease all or any part of the Premises, or allow any other person or entity (except Tenant's authorized representatives) to occupy or use all or any part of the Premises without first obtaining Landlord's consent, which consent shall not be unreasonably withheld. Any assignment, encumbrance, or sublease without Landlord's consent shall be voidable, and, at Landlord's election, shall constitute a default. No consent to any assignment, encumbrance, or sublease shall constitute a further waiver of the provisions of this Paragraph.

Tenant shall have the right, without Landlord's consent, to assign this Lease to a corporation with which it may merge or consolidate, or sublease all or any portion of the Premises, to any parent or subsidiary of Tenant or subsidiary of Tenant's parent, or to a purchaser of substantially all of Tenant's assets, if the assignee executes an agreement required by Landlord assuming Tenant's obligations.

21. DEFAULT.

A. Tenant's Default. The occurrence of any of the following shall constitute a default by Tenant:

(1) Failure to pay rent when due if the failure continues for ten (10) days after notice has been given to Tenant;

(2) Failure to perform any other provisions of the Lease if the failure to perform is not cured within thirty (30) days after notice has been given to Tenant. If the default cannot reasonably be cured within thirty (30) days, Tenant shall not be in default of this

Lease if Tenant commences to cure the default within the thirty (30) day period and diligently and in good faith continues to cure the default;

(3) Desertion or vacation of the Premises;

(4) Filing of any Petition by or against Tenant under any section or chapter of the Federal Bankruptcy Act, as amended, or under any similar law or statute of the United States or any state thereof;

(5) Insolvency of Tenant or if Tenant makes a transfer in fraud or creditors;

(6) Tenant makes an assignment for benefit of creditors; or

(7) A receiver is appointed for Tenant or any of the assets of Tenant.

Notices given under this Paragraph shall specify the alleged default and the applicable lease provisions, and shall demand that Tenant perform the provisions of this Lease or pay the rent that is in arrears, as the case may be, within the applicable period of time, or quit the Premises. No such notice shall be deemed a forfeiture or a termination of this Lease unless Landlord so elects in the notice.

B. Landlord's Remedies. Landlord shall have the following remedies if Tenant commits a default. These remedies are not exclusive; they are cumulative in addition to any remedies now or later allowed by law.

(1) Upon ten (10) days prior written notice, excepting the payment of rent or additional rent for which no demand or notice shall be necessary, in addition to and not in limitation of any other remedy permitted by law, to enter upon the Premises either with or without process of law, and to expel, remove and put out Tenant or any other persons who might be thereon, together with all personal property found therein; or

(2) Landlord may from time to time, without terminating this Lease, rent said Premises or any part thereof for such term or terms (which may be for a term extending beyond the Term) at such rental or rentals and upon such other terms and conditions as Landlord in its sole discretion may deem advisable, with the right to repair, renovate, remodel, redecorate, alter and change said Premises. At the option of Landlord, rents received by Landlord from such reletting shall be applied first to the payment of any indebtedness from Tenant to Landlord other than rent and additional rent due hereunder; second to payment of any costs

and expenses of such reletting including but not limited to attorney's fees, advertising fees and brokerage fees, and to the payment of any repairs, renovations, remodeling, redecorations, alterations and changes in the Premises; third to the payment of rent and additional rent due and payable hereunder and interest thereon; and, if after applying said rentals there is any deficiency in the rent and additional rent and interest to be paid by Tenant under this Lease, Tenant shall pay any such deficiency to Landlord and such deficiency shall be calculated and collected by Landlord monthly. No such reentry or taking possession of said Premises shall be construed as an election of Landlord's part to terminate this Lease unless a written notice of such intention is given to Tenant.

(3) Notwithstanding any such reletting without termination, Landlord may terminate Tenant's right to possession of the Premises for such previous breach and default. No act by Landlord other than giving notice to Tenant shall terminate this Lease. On termination, Landlord has the right to recover from Tenant:

(a) The unpaid rent that had been earned at the time of termination of this Lease;

(b) The amount by which the unpaid rent that would have been earned after the date of termination of this Lease until the time of award exceeds the amount of the loss of rent that Tenant proves could have been reasonably avoided;

(c) Any other amount, and court costs, necessary to compensate Landlord for all detriment proximately caused by Tenant's default.

Landlord shall have the right and remedy to seek redress in the courts at any time to correct or remedy any default of Tenant by injunction or otherwise, without such resulting or being deemed a termination of this Lease, and Landlord, whether this Lease has been or its terminated or not, shall have the absolute right by court action or otherwise to collect any and all amounts of unpaid rend or unpaid additional rent or any other sums due from Tenant to Landlord under this Lease which were or are unpaid at the date of termination. In case it should be necessary for Landlord to bring any action under this Lease, to consult or place said Lease or any amount payable by Tenant hereunder with an attorney concerning or for the enforcement of any of Landlord's rights hereunder, then Tenant agrees in each and any such case to pay to Landlord, Landlord's reasonable attorney's fees.

C. Landlord's Default.

Landlord shall be in default of this Lease if it fails or refuses to perform any provision of this Lease that it is obligated to perform if the failure to perform is not cured within thirty (30) days after notice of the default has been given by Tenant to Landlord.

If the default cannot reasonably be cured within thirty (30) days, Landlord shall not be in default of this Lease if Landlord commences to cure the default within the thirty (30) day period and diligently and in good faith continues to cure the default.

Tenant, at any time after Landlord commits a default, can either cure the default at Landlord's cost or terminate this Lease. If Tenant at any time, by reason of Landlord's default, pays any sum or does any act that requires the payment of any sum, the sum paid by Tenant shall be due immediately from Landlord to Tenant at the time the sum is paid, and if paid at a later date shall bear interest at the maximum rate permitted by law from the date the sum is paid by Tenant until Tenant is reimbursed by Landlord.

If Landlord fails to reimburse Tenant as required by this paragraph, Tenant shall have the right to withhold from future rent due the sum Tenant has paid until Tenant is reimbursed in full for the sum plus interest.

22. SIGNS AND ADVERTISING.

Tenant at its cost shall have the right to place, construct and maintain on the Premises one or more exterior signs advertising its business on the Premises. Tenant shall also have the right to place, construct, and maintain any signs it deems advisable on the interior of the building that is a part of the Premises.

Any sign that Tenant shall place, construct, or maintain shall comply with all applicable laws and ordinances, and Tenant shall obtain any approval or permits required by such laws. Landlord makes no representation with respect to Tenant's ability to obtain such approval or permits.

23. LANDLORD'S ENTRY ON PREMISES.

Landlord and its authorized representatives shall have the right to enter the Premises after giving Tenant five (5) days written notice, for any of the following purposes:

A. To do any necessary maintenance and to make any restoration to the Premises or the building and other improvements in which the Premises are located that Landlord has the right or obligation to perform;

B. To serve, post, or keep posted any notices required or allowed under the provisions of this Lease;

C. To shore the foundations, footings, and walls of the Premises and to erect scaffolding and protective barricades around and about the Premises, but not so as to prevent entry to the Premises, and to do any other act or thing necessary for the safety or preservation of the Premises or the building and other improvements in which the Premises are located if any excavation or other construction is undertaken or is about to be undertaken on any adjacent property or nearby street.

Tenant shall be entitled to an abatement or reduction of rent if Landlord exercises any rights reserved in this Paragraph to the extent that Landlord's entry and activities interfere with Tenant's business on the Premises, except that if Landlord's entry and activities on the Premises result from Tenant's default, Tenant shall not be entitled to any abatement or reduction of rent.

Landlord shall conduct its activities on the Premises as allowed in this Paragraph in a manner that will cause the least possible inconvenience, annoyance, or disturbance to Tenant.

24. SUBORDINATION.

This Lease is and shall be prior to any encumbrance now of record and any encumbrance recorded after the date of this Lease affecting the Premises.

If, however, a lender requires that this Lease be subordinate to any such encumbrance, this Lease shall be subordinate to that encumbrance if Landlord first obtains from the lender a written agreement that provides substantially the following:

> "As long as Tenant performs its obligations under this Lease, no foreclosure of, deed given in lieu of foreclosure of, or sale under the encumbrance, and no steps or procedures taken under the encumbrance, shall affect Tenant's rights under this Lease.
>
> The provisions in Paragraph 18 of this Lease concerning the disposition of insurance proceeds on destruction of the Premises, and the provision in Paragraph 19 of this Lease concerning the disposition of any condemnation award, shall prevail over any conflicting provisions in the encumbrance."

Tenant shall execute the written agreement and any other documents required by the lender to accomplish the purposes of this Paragraph.

25. NOTICE.

Any notice, demand, request, consent, approval or communication that either party desires or is required to give the other party or any other person shall be in writing and either served personally or sent by prepaid, first-class mail. Any notice, demand, request, consent, approval or communication that either party desires or is required to give to the other party shall be addressed to the other party as follows:

If to the Tenant:
Mr. Steve Schram, President
Agri Laboratories, Ltd.
Post Office Box 3103
20927 State Route K
St. Joseph, MO 64505

If to the Landlord:
Mr. Steve Schram, President
K Highway Corporate General
Partnership, Inc.
20927 State Route K
Post Office Box 3103
St. Joseph, MO 64505

Either party may change its address by notifying the other party of the change of address. Notice shall be deemed communicated within forty-eight (48) hours from the time of mailing if mailed as provided in this Paragraph.

26. RECORDATION AND QUIT CLAIM DEED.

This Lease shall not be recorded except that if either party requests the other party to do so, the parties shall execute a memorandum of lease in recordable form.

Tenant shall execute and deliver to Landlord on the expiration or termination of this Lease, immediately on Landlord's request, a quit claim deed to the Premises, in recordable form, designating Landlord as transferee.

27. ATTORNEYS' FEES.

If either party becomes a party to any litigation concerning this Lease, the Premises, or the building or other improvements in which the Premises are located, by reason of any act or omission of the other party or its authorized representatives, and not by any act or omission of the party that becomes a party to that litigation or any act or omission of its authorized representatives, the party that causes the other party to become involved in the litigation shall be liable to that party for reasonable attorneys' fees, including fees for attorneys regularly employed by said party, and court costs incurred by it in the litigation.

If either party commences an action against the other party arising out of or in connection with this Lease, the prevailing party shall be entitled to have and recover from the losing party reasonable attorneys' fees, including fees for attorneys regularly employed by said party, and costs of suit.

28. SURRENDER OF PREMISES.

On the expiration or ten (10) days after the termination of the term, Tenant shall surrender to Landlord the Premises in the same condition as when received (except for ordinary wear and tear occurring after the last necessary maintenance made by Tenant and destruction to the Premises covered by Paragraph 18), except for alterations that Tenant has the right to remove or is obligated to remove under the provisions of Paragraph 11. Tenant shall remove any personal property it desires to remove within the above stated time. Tenant shall perform all restoration made necessary by the removal of any alterations or personal property within the time periods stated in this Paragraph.

29. HOLDING OVER.

If Tenant, with Landlord's consent, remains in possession of the Premises after expiration or termination of the term, or after the date in any notice given by Landlord to Tenant terminating this Lease, such possession by Tenant shall be deemed to be a month-to-month tenancy terminable on thirty (30) days' notice given at any time by either party.

All provisions of this Lease except those pertaining to term and option to extend shall apply to the month-to-month tenancy.

30. MISCELLANEOUS PROVISIONS.

A. General Conditions.

Time is of the essence of each provision of this Lease. Whenever consent or approval of either party is required, that party shall not unreasonably withhold such consent or approval. This Lease shall be binding on and inure to the benefit of the parties and their successors, except as provided in Paragraph 20. Rent and all other sums payable under this Lease must be paid in lawful money of the United States of America. Except as provided in Paragraph 21, if a party elects to terminate this Lease as allowed in this Lease, on the date the Lease terminates, the parties shall be released from further liabilities and obligations, and Landlord shall return to Tenant any unearned rent, as long as Tenant is not in default on the date the Lease terminates. The unenforceability, invalidity, or illegality of any provision shall not render the other provisions unenforceable, invalid, or illegal. All Exhibits referred to are attached to this Lease and incorporated by reference.

B. Interpretation of Lease

This Lease shall be construed and interpreted in accordance with the laws of the State of Missouri. This Lease contains all of the agreements of the parties and cannot be amended or modified except by a written agreement and replaces all previous lease agreements and amendments thereof. All provisions, whether covenants or conditions, on the part of either Landlord or Tenant, shall be deemed to be both covenants and conditions. The table of contents and the captions of this Lease shall have no effect on its interpretation. When required by the context of this Lease, the singular shall include the plural. "Party" shall mean Landlord or Tenant; and if more than one person or entity is Landlord or Tenant, the obligations imposed on that party shall be joint and several. The definitions contained in this Lease shall be used to interpret this Lease.

31. DEFINITIONS.

As used in this Lease, the following words and phrases shall have the following meanings:

Alteration. Any addition or change to, or modification of, the Premises made by Tenant, including, without limitation, fixtures, but excluding trade fixtures as defined herein, and Tenant's improvements as defined herein.

Authorized representative. Any officer, agent, employee, or independent contractor retained or employed by either party, acting within authority given by that party.

Damage. Injury, deterioration, or loss to a person or property caused by another person's acts or omissions. Damage includes death.

Damages. A monetary compensation or indemnity that can be recovered in the courts by any person who has suffered damage to his person, property, or rights through another's act or omission.

Destruction. Any damage, as defined herein, to or disfigurement of the Premises.

Encumbrance. Any deed of trust, mortgage, or other written security device or agreement affecting the Premises, and the note or other obligation secured by it, that constitutes security for the payment of a debt or performance of an obligation.

Expiration. The coming to an end of the time specified in the Lease as its duration, including any extension of the term resulting from the exercise of an option to extend.

Good condition. The good physical condition of the Premises and each portion of the Premises, including without limitation, signs, windows, show windows, appurtenances, and Tenant's personal property as defined herein. "In good condition" means first-class, neat, clean, and broom-clean, and is equivalent to similar phrases referring to physical adequacy in appearance and for use, but in no event in any better condition than at the commencement of the term.

Hold harmless. To defend and indemnify from all liability, losses, penalties, damages as defined herein, costs, expenses (including, without limitation, attorneys' fees), causes of action claims, or judgments arising out of or related to any damage, as defined herein, to any person or property.

Law. Any judicial decision, statute, constitution, ordinance, resolution, regulation, rule, administrative order, or other requirement of any municipal, county, state, federal, or other government agency or authority having jurisdiction over the parties or the Premises, or both, in effect either at the time of execution of the Lease or at any time during the term, including, without limitation, any regulation or order of a quasi-official entity or body (e.g., board of fire examiners or public utilities).

Lender. The beneficiary, mortgagee, secured party, or other holder of an encumbrance, as defined herein.

Lien. A charge imposed on the Premises by someone other than Landlord, by which the Premises are made security for the performance of an act. Most of the liens referred to in this Lease are mechanics' liens.

Maintenance. Repairs, replacement, repainting, and cleaning.

Person. One or more human beings, or legal entities or other artificial persons, including, without limitation, partnerships, corporations, trusts, estates, associates, and any combination of human beings and legal entities.

Provision. Any term, agreement, covenant, condition, clause, qualification, restriction, reservation, or other stipulation in the Lease that defines or otherwise controls, establishes, or limits the performance required or permitted by either party.

Rent. Minimum monthly rent, prepaid rent, security deposit, real, property taxes and assessments, common area charges, operating casts, insurance, utilities, and other similar charges payable by Tenant to Landlord.

Restoration. The reconstruction, rebuilding, rehabilitation, and repairs that are necessary to return destroyed portions of the Premises and other property to substantially the same physical condition as they were in immediately before the destruction.

Successor. Assignee, transferee, personal representative, heir, or other person or entity succeeding lawfully, and pursuant to the provisions of this Lease, to the rights or obligations of either party.

Tenant's improvement. Any addition to or modification of the Premises made by Tenant before, at, or near the commencement of the term, including, without limitation, fixtures (not including Tenant's trade fixtures, as defined herein).

Tenant's personal property. Tenant's equipment, furniture, merchandise, and movable property placed in the Premises by Tenant, including Tenant's trade fixtures, as defined herein.

Tenant's trade fixtures. Any property installed in or on the Premises by Tenant for purposes of trade, manufacture, ornament, or related use.

Term. The period of time during which Tenant has a right to occupy the Premises.

Termination. The ending of the term for any reason before expiration, as defined herein.

32. LANDLORD'S IMPROVEMENTS TO PREMISES.

Landlord agrees to make the improvements shown on Exhibit B attached hereto and a part hereof to the Premises, all of which shall be completed within sixty (60) days from the date hereof.

33. LEGAL REQUIREMENTS.

Tenant shall comply with all laws, orders, ordinances and other public requirements now or hereafter affecting the Premises or the use thereof, including without limitation ADA, OSHA and like requirements, and indemnify, defend and hold harmless Landlord from expense or damage resulting from failure to do so.

IN WITNESS WHEREOF, the Landlord and Tenant have duly executed this Lease on the day and year first above written.

K HIGHWAY LIMITED PARTNERSHIP	**AGRI LABORATORIES, LTD.**
By: K HIGHWAY CORPORATE GENERAL PARTERNS, INC.	
BY:____________________	**BY:**____________________
Steve Schram, President	**Steve Schram, President**
"Landlord"	**"Tenant"**

EXHIBIT 6.2

EXHIBIT 6.2

DISTRIBUTION AGREEMENT

THIS AGREEMENT is made effective as of this 1st day of January 2011 by and between **AGRI LABORATORIES, LTD.,** a Delaware corporation ("AgriLabs"), and __________, a ___________ company (the "Distributor").

NOW, THEREFORE, for good and valuable consideration, the sufficiency and existence of which is hereby acknowledged, the parties agree as follows:

1. Definitions.

   (a) "Authorized Distributor" means Distributor and other distributors of Product now or hereafter approved by AgriLabs in writing.

   (b) "Back Order" shall mean Product as herein defined, which is not available at the time a Purchase Order, as herein defined, is received by AgriLabs from an Authorized Distributor as herein defined.

   (c) "Contract Period" means the period commencing on January 1 and ending on December 31 of the year the contract is effective. Notwithstanding the foregoing, this agreement will be effective on the date of execution if later or earlier than the beginning of the First Contract Period. This paragraph is subject to the limitations set forth in this Agreement.

   (d) "First Contract Period" shall mean January 1 through December 31, 2011.

   (e) "Purchase Order" shall mean an order for Product as herein defined and received by AgriLabs from an Authorized Distributor as herein defined.

   (f) "Product" or "Products" means any or all products listed on Exhibit "A" attached hereto and incorporated herein. Products may be added to or deleted from Exhibit A from time to time by AgriLabs without notice.

   (g) "Pro-Labs Products" means any and all products which bear the brand name "Pro-Labs" or "Pro-Labs, Ltd." and any derivation thereof or substitute name thereto.

   (h) "Shipper" means a reputable common carrier of goods who customarily ships goods of a similar nature to the Products.

2. Appointment and Acceptance. AgriLabs appoints Distributor as an Authorized Distributor of Products and Distributor accepts such appointment. Distributor understands and agrees that it only has a right to purchase Products to the extent that this Agreement, or an amendment, renewal or replacement hereto, is in effect. As of the beginning of the Contract Period, this Agreement replaces and supersedes all previous distribution agreements, addendums to such agreements, and supplements

thereto. Notwithstanding the foregoing, the execution of this Agreement will not terminate the right of Distributor to receive any Promotional Allowance or returned goods allowance which has accrued and is due pursuant to a previous distribution agreement executed prior to the First Contract Period or any subsequent renewal Contract Period.

3. Marketing of Products. Distributor will exert its best efforts to sell and achieve a distribution of Products. Distributor will only sell Pro-Labs Products to licensed veterinarians and/or customers on the prescription or the order of licensed veterinarians. Distributor will not sell the Pro-Labs Products in the over-the-counter and/or non-veterinary markets. Distributor agrees that any sale of the Pro-Labs Products in the over-the-counter market would be detrimental to the Pro-Labs Products and would not be in the best interests of AgriLabs. Distributor recognizes that this restriction will apply to the Pro-Labs Products regardless of whether such products are designated as "script" or "non-script." In addition, the Pro-Labs Products may only be advertised in catalogs (for sale to veterinarians or by prescriptions of veterinarians) under generic product names, without reference to "Pro-Labs" or "Pro-Labs, Ltd." or any similar name or mark.

4. Term of Agreement. This Agreement will become effective as of the date hereof and continue through the Contract Period, unless earlier terminated as provided for herein.

5. Renewal of Term. Subject to the provisions of paragraph 18 hereof, and provided that Distributor has not breached this Agreement or any other agreement with AgriLabs, this Agreement shall automatically renew at the end of the First Contract Period for additional one (1) year terms until terminated by mutual agreement or as a result of termination pursuant to this Agreement

6. Effect of Termination or Non Renewal. In the event this Agreement is terminated (whether pursuant to paragraph 18 or otherwise) or is not renewed for any reason, such occurrence will be deemed a "Transfer" pursuant to Section 8.5 of AgriLabs' Bylaws such that AgriLabs will have certain purchase rights with respect to the AgriLabs stock owned by Distributor as set forth in the Bylaws. The parties acknowledge that the purpose of this provision is to maintain the ownership of AgriLabs in its active distribution members and that such a result is fair and just under the circumstances. This provision shall survive termination or nonrenewal.

7. Prices and Terms. Attached hereto as Exhibit "A" and incorporated herein is a current price list for Products. AgriLabs shall, prior to January 1 of any renewal Contract Period, provide an updated Exhibit A to Distributor for the pricing to be in effect for said Contract Period. AgriLabs reserves the right to reject any Purchase Order or any portion of a Purchase Order, at its sole discretion, from time to time, if the Purchase Order is for a Product or Products which is on Back Order at the time of receipt of the Purchase Order. If AgriLabs elects to reject any Purchase Order or any portion of a Purchase Order, it shall provide notice by mail, facsimile transmission or pursuant to paragraph 31 of the Agreement to the Authorized Distributor within five (5) days from receipt and rejection of the Purchase Order or any portion thereof. Contained in said notice shall be a contract to reinstate the cancelled Back Ordered Product. The Authorized Distributor shall have at its option the right to execute the contract and return it to AgriLabs to reinstate the order subject to the terms of the

contract or to not enter into the contract. AgriLabs will sell Products to Distributor at a price which is equal to the lesser of the price reflected in its then current price list for similar quantities of Product or the best price which it sells to any of its Authorized Distributors for similar quantities of Product. Unless otherwise stated on the invoice, payment in full for all Products ordered by Distributor will be due thirty (30) days after the date of the invoice (the "Due Date") sent by AgriLabs to Distributor. If payment is not received by AgriLabs on or before the Due Date, the past due balance will accrue interest from the Due Date at the rate of one and one-half percent (1½%) for each calendar month and any part thereof in which such balance remains unpaid. AgriLabs may, in its sole discretion, stop shipping Product to Distributor if payment for an invoice is not received by the Due Date and/or set off any said balance due against amounts owed to Distributor under this Agreement, including but not limited to amounts owed for Promotional Allowances, and under any other agreement between Distributor and AgriLabs, any amounts owed by Distributor to AgriLabs under this Agreement and any other agreement between AgriLabs and Distributor. Payment terms are subject to change by AgriLabs upon notice to Distributor.

8. Credit Limits. Credit Limits. AgriLabs has established a credit limit for Distributor as set forth on Exhibit B. Prior to January 1 of any renewal Contract Period, AgriLabs shall provide Distributor with an amended Exhibit B if any revisions are to be made to the credit limits for such renewal Contract Period. Distributor may request a higher credit limit or a temporary waiver of the credit limit, however, it is in AgriLabs' sole discretion as to whether it will grant such a request. AgriLabs reserves the right to revise Distributor's credit limit upon notice, to take effect as of the date mailed or faxed to Distributor. Distributor acknowledges that AgriLabs shall have the right to request Financial statements from Distributor in order to determine credit limits, adjust credit limits and to ascertain the risk associated with extending credit beyond the security set forth in paragraph 9, below. In the event Distributor fails to provide the requested financial statements within twenty (20) days from the date of the request, AgriLabs may in its sole discretion reduce Distributors credit limit to an amount it determines or place Distributor on a credit hold and require prepayment of orders prior to delivery.

9. Security. Payment for each order placed by Distributor will be secured by a pledge of stock in AgriLabs held by the Distributor pursuant to the form of Pledge Agreement required by AgriLabs. Distributor will execute the Pledge Agreement and deliver its AgriLabs stock certificate(s) along with a fully executed assignment separate from certificate in the form provided by AgriLabs to AgriLabs to perfect AgriLabs' security interest in such Distributor's AgriLabs stock. If requested by AgriLabs, Distributor will execute such financing statements and take such other action as AgriLabs deems appropriate to perfect said security interest. In the event that Distributor is unable to pledge its AgriLabs stock due to contractual arrangements which cannot be modified at a reasonable cost to Distributor and Distributor provides AgriLabs with a copy of such documents, Distributor may provide AgriLabs with a letter of credit from a financial institution acceptable to AgriLabs having a dollar amount equal to the book value of such member's AgriLabs stock pursuant to terms and arrangements satisfactory to AgriLabs in its sole discretion, in lieu of the stock pledge set forth above. This provision shall survive termination or nonrenewal.

10. Product Complaints. Any Product complaints received by Distributor relative to the Products will be referred directly to AgriLabs for handling and to the manufacturer of the Product. No formal evaluation of the complaint by Distributor will be required although Distributor agrees to fully cooperate with any evaluation by AgriLabs or the manufacturer of the Product. A copy of any evaluation or response to a complaint made by AgriLabs will be sent to the Distributor.

11. Risk of Loss. After receipt of Products by Distributor from the Shipper, Distributor will bear all risk of loss or damage to the Products, and AgriLabs will bear all risk of loss or damage prior thereto.

12. Acceptance and Claims. All Products will be received subject to Distributor's inspection during a ten (10) day quarantine and may be rejected if found substantially defective. The inspection will be conducted promptly after the Products' arrival at the Distributor's warehouse and in no event later than ten (10) days after the arrival date. All claims for alleged defects which may be discovered by inspection will be reported in writing to AgriLabs as soon as possible, but in any event, no later than ten (10) days after the date of arrival of the Products. At AgriLabs' request, Distributor will promptly supply either some of the units of the allegedly defective Products or some other evidence of a deficiency as specified by AgriLabs. AgriLabs reserves the right, at its discretion, to replace Products found to be defective with such quantity of Products in good, salable condition, as will satisfy Distributor's purchase order requirements by delivering such replacements to Distributor's warehouse or by issuing a credit to Distributor for the pro rated invoice amount plus such costs and expenses incurred in situating unsalable Products in Distributor's warehouse. Distributor will return to AgriLabs all or part of the defective Products at AgriLabs' expense or dispose of such Products as AgriLabs directs. In the alternative to Distributor returning defective Products to AgriLabs, AgriLabs may pay Distributor a return goods allowance which AgriLabs estimates is reasonable to compensate its distributors for not less than the approximate amount the distributors would have received for returned goods. Payment of the returned goods allowance will be subject to the provisions of paragraph 20 hereof.

13. Warranties. AgriLabs warrants that the Products are of merchantable quality, are free from defects in material and workmanship, and are fit for the purposes for which produced or apparently intended. **THE WARRANTY SET FORTH IN THIS PARAGRAPH IS EXCLUSIVE AND IS IN LIEU OF ANY OTHER EXPRESS OR IMPLIED WARRANTY, INCLUDING ANY IMPLIED WARRANTY OF FITNESS, AND CONSTITUTES THE SOLE REMEDY OF DISTRIBUTOR AND LIABILITY OF AGRILABS WITH RESPECT TO ANY PRODUCTS DELIVERED PURSUANT TO THIS AGREEMENT, WHETHER ON WARRANTY, CONTRACT OR NEGLIGENCE THEORIES OF LIABILITY.** The warranties set forth in this paragraph will be voided and of no further force and effect if Products are subjected to accident, misuse, abuse, alterations, improper storage, or other negligent handling or operations. AgriLabs will not in any event be liable for special or consequential damages.

14. Limitation on Damages. Neither party to this Agreement will be liable by reason of termination, expiration, nonrenewal, or breach of this Agreement to the other for

consequential and/or incidental damages, which include but are not limited to compensation, reimbursement or damages on account of any loss of prospective profits, anticipated sales or on account of expenditures, investments, leases, or other commitments relating to the business or goodwill of either party. This provision shall survive termination or nonrenewal.

15. Information, Data and Materials. AgriLabs will supply Distributor with product literature and such other promotional materials as may be available to other Authorized Distributors from time to time.

16. Packaging Materials. Distributor will not alter or change any product packaging, descriptive literature, advertising, etc. pertaining to Products without AgriLabs' advance written consent. Distributor will include AgriLabs' Product trademark and AgriLabs name and address as the supplier of Products on all Product promotional materials, Product write-ups, and similar items.

17. Confidential Information. Distributor and Company agree to maintain in strict confidence and secrecy and shall duly safeguard to the best of their ability and in compliance with any specific procedures requested by either party, and shall cause their employees, directors, shareholders and agents to do the same, any and all trade secrets and/or confidential information pertaining to products and operations of the other party hereto, and Distributor and Company shall not at any time knowingly disclose such information to others. Confidential information includes, but is not limited to all distribution lists, customer lists, marketing plans, marketing information, proprietary product information, financial information regarding AgriLabs or Distributor, information regarding research and development, new animal drug applications, abbreviated new animal drug applications, new product information, information regarding Promotional Allowances (as hereinafter defined), price lists, and any other information AgriLabs or Distributor considers confidential so long as the other party is on notice that the information is considered confidential. This obligation will commence as of the date of this Agreement and will continue for five (5) years after the termination or nonrenewal of this Agreement and any renewals thereof, regardless of the reason for termination or nonrenewal. This provision shall survive or nonrenewal.

18. Termination. This Agreement may be terminated by:

    (a) Written instrument duly executed by the Distributor and delivered to AgriLabs by certified mail;

    (b) AgriLabs on ten (10) days notice if Distributor should

        (i) cease to function as a going concern or cease to conduct its operations in the normal course of business; or

        (ii) is indicted or charged with a criminal violation in any jurisdiction; or

        (iii) attempt to assign, convey or otherwise transfer in whole or in part any of Distributor's rights hereunder to any third party without AgriLabs' express prior written consent, which consent will be based on

Distributor's full, true and correct disclosure of the proposed transaction to AgriLabs and AgriLabs' desires to accept such assignment, conveyance or transfer; or

(iv) without AgriLabs' advance written consent, which consent will be given or withheld in AgriLabs' sole discretion, undergo a change in majority ownership, such that the persons currently having a fifty-one percent (51%) ownership and voting interest in Distributor prior to such change in ownership will no longer have a fifty-one percent (51%) interest in ownership or voting after such change in ownership (Distributor will notify AgriLabs in writing of any proposed or actual change in ownership of Distributor); or

(v) sell a majority of its assets outside of the ordinary course of business; or

(vi) become involved in financial difficulties involving the appointment of a receiver or the like, a moratorium on indebtedness or a petition in bankruptcy or the like filed by or against Distributor or an assignment on behalf of Distributor's creditors; or

(vii) submit fraudulent reports or information or continue to submit false or untrue reports or information to AgriLabs; or

(viii) breach any of the terms of this Distribution Agreement; or

(ix) breach any of the terms of any other instrument or agreement between AgriLabs and Distributor.

19. Repurchase Option. Within ninety (90) days after termination of this Agreement or nonrenewal hereof, AgriLabs may, at its option, repurchase from Distributor at Distributor's net warehouse cost all or any portion of Products which are commercially usable or saleable, as well as any usable advertising and/or promotional materials previously purchased by Distributor. Within thirty (30) days after termination of this Agreement or expiration without renewal hereof, Distributor will deliver to AgriLabs free of charge any and all Product samples, packaging, components, sales promotional materials and the like, which AgriLabs previously made available to Distributor at no charge.

20. Sales Rebates, Spiffs and Incentives. Distributor may from time to time become entitled to certain special promotions, sales spiffs, promotional allowances, member promotional allowances, sales rebates and similar incentives from AgriLabs based on the sale of Products and/or based upon other performance factors (the "Promotional Allowances"). Promotional Allowances may vary by Product and by season. Distributor will have a right to receive any Promotional Allowance for which Distributor has qualified, however, in the event Distributor is in breach of any portion of this Agreement or any other agreement or instrument between Distributor and AgriLabs, AgriLabs will have the right to suspend or eliminate any Promotional Allowance that has not yet been paid. Upon termination of this Agreement or nonrenewal hereof, AgriLabs may set off against any amounts owed to Distributor under this Agreement, including but not limited to amounts owed for Promotional

Allowances, and under any other agreement between Distributor and AgriLabs, any amounts owed by Distributor to AgriLabs under this Agreement and any other agreement between AgriLabs and Distributor. One of the Promotional Allowances is the sales rebate which is structured as a black box incentive (the "Black Box Incentive"). The method of calculating and the amount of the Black Box Incentive will be determined early in or prior to a Contract Period by AgriLabs management and will be kept strictly confidential and will not be made available to Distributor. The Black Box Incentive will be a binding obligation of AgriLabs to the extent provided for herein, notwithstanding the fact that the aggregate amount of the Black Box Incentive due to Distributor is announced after the end of the Contract Period. The Black Box Incentive will be paid within seventy-five (75) days of the end of a Contract Period and shall be paid within seventy-five (75) days from the end of the first six (6) months of the Contract Period. AgriLabs may pay any Promotional Allowance (including the Black Box Incentive) and may pay the returned goods allowance in the form of a credit against amounts due or to become due from Distributor to AgriLabs. One of the Promotional Allowances is the "Member Promotional Allowance." Pursuant to the Member Promotional Allowance, Distributor will be entitled to reimbursement of "Qualified Promotional Expenditures" in an amount not to exceed one-half of one percent (.5%) of Product sales made by Distributor. Qualified Promotional Expenditures will be expenditures by the Distributor which comply with rules established from time to time by AgriLabs and were preapproved in writing by AgriLabs.

21. Discontinuance of Use of Proprietary Rights. Upon termination or expiration of this Agreement, Distributor will cease all use of the name, trade name and all trademarks and service marks of AgriLabs and any and all proprietary rights of AgriLabs and will thereafter duly and promptly refer to AgriLabs any and all inquiries, orders, correspondence and the like, whether in written or oral form, pertaining to the Products or AgriLabs.

22. Equitable Relief. Distributor and AgriLabs acknowledge that because of the unique nature of their respective obligations and rights herein and the unique nature of the proprietary rights pertaining to the Products, irreparable harm will be caused by a breach by Distributor of its obligations under this Agreement and monetary damages may be inadequate to compensate AgriLabs for such harm; therefore, the parties agree that injunctive or other equitable relief may be an appropriate remedy to enforce this Agreement and may be sued for without AgriLabs first or concurrently bringing and without limiting an action at law. The parties further agree that except as provided in paragraph 26, any suit not involving claims subject to arbitration will be venued in the courts located within Kansas City, Missouri.

23. Default. No failure or omission by either of the parties hereto in the performance of any non-monetary obligation contained in this Agreement will be deemed a breach hereof if the same arises from any causes beyond the control and without fault or negligence of, such party, including, but not restricted to, acts of God, acts of federal, state or local government or any agency thereof, request of any governmental authority or any officer, department, agency or instrumentality thereof, fire, storm, flood, earthquake, explosion, accident, acts of the public enemy, war, rebellion, insurrection, riot, sabotage, epidemic, quarantine, restrictions, strike, lockout, dispute with workmen, labor shortages, transportation embargoes or failures or delays in transportation, or exhaustion or unavailability or delays in the delivery of any

transportation facility, product or material necessary to the performance hereof, except that all actions of Distributor's shareholders, directors, employees and agents are hereby deemed to be within Distributor's control.

24. Indemnification. AgriLabs agrees to defend, indemnify and hold Distributor, its officers, directors, employees, agents and advisors (individually or collectively, an "Indemnified Party") harmless from and against any and all liabilities, obligations, actions, losses, damages, penalties, judgments, suits, amounts paid in settlement, costs, expenses or disbursements of any kind whatsoever (including reasonable attorneys' fees) that may at any time and from time to time be asserted against or incurred by an Indemnified Party in any way arising out or in connection with (a) any breach of this Agreement by AgriLabs, (b) third party claims or actions for property damage or personal injury arising out of the distribution, sale, or use of AgriLabs Labeled Products in which liability is alleged or proved on the basis that the AgriLabs Labeled Products involved failed to meet the Product Specifications due to an act or omission on the part of AgriLabs or its contract manufacturer, (c) a third party claims for intellectual property infringement against the AgriLabs Labeled Product and/or (d) negligent or willful acts or omissions of AgriLabs; provided, however, that AgriLabs shall not be liable for payment of any such liabilities, obligations, actions, losses, damages, penalties, judgments, suits, amounts paid in settlement, costs, expenses or disbursements to the extent they are found to have resulted from Distributor's negligence or willful misconduct in the sale, use, handling or storage of the AgriLabs Labeled Products.

Distributor agrees to defend, indemnify and hold AgriLabs, its officers, directors, employees, agents and advisors (individually or collectively, an "Indemnified Party") harmless from and against any and all liabilities, obligations, actions, losses, damages, penalties, judgments, suits, amounts paid in settlement, costs, expenses or disbursements of any kind whatsoever (including reasonable attorneys' fees) that may at any time and from time to time be asserted against or incurred by an Indemnified Party in any way arising out or in connection with (a) any breach of this Agreement by Distributor, and/or (b) negligent or willful acts or omissions of Distributor; provided, however, that Distributor shall not be liable for payment of any such liabilities, obligations, actions, losses, damages, penalties, judgments, suits, amounts paid in settlement, costs, expenses or disbursements to the extent they are found to have resulted from AgriLabs negligence or willful misconduct in the sale, use, marketing, handling or storage of the AgriLabs Labeled Products.

AgriLabs and Distributor shall maintain a policy of General Liability Insurance in connection with its activities as contemplated herein, including products liability covering the parties obligations to indemnify each other in accordance with this Agreement. Each party agrees it shall make commercially reasonable efforts to provide at least thirty (30) days advance written notice of cancellation or material modification of the General Liability Insurance.

25. Non-Waiver. AgriLabs' and Distributor's right to require strict observance in performance of each of the terms and provisions hereof shall not be affected by concurrent waiver of any other term or provision or any other previous waiver, forbearance or course of dealing.

26. Arbitration. Should the parties hereto be unable to amicably resolve between themselves any disagreements relating to or arising from any one or more of the provisions of this Agreement, which does not involve injunctive or equitable relief, both parties will submit such disagreement to arbitration under the commercial rules of the American Arbitration Association in Kansas City, Missouri, with any hearing to be held in St. Joseph, Missouri. Said Arbitration Association or court will apply Missouri law in rendering its decision, which decision will be fully and finally binding on both parties. Neither party has the right to further appeal or redress an arbitration award in any state or federal court or tribunal except solely for the purpose of obtaining execution of the judgment rendered by the American Arbitration Association. The parties agree that the nonprevailing party will pay all costs and expenses of such arbitration or enforcement proceeding (including injunctive or equitable relief).

27. Choice of Law. It is the intention of the parties hereto that this Agreement and the performance hereunder and all suits and special proceedings hereunder, whether at law or in equity, and regardless of forum, be construed in accordance with and under and pursuant to the laws of the State of Missouri.

28. Successors and Assigns. The Agreement will inure to the benefit of and be binding upon the permitted successors and permitted assigns of the parties hereto, but it may not be assigned in whole or in part by either party without prior written consent of the other. Any purported assignment of this Agreement or any interest therein without the written consent of the other will be void.

29. Adoption of Additional Rules and Regulations. AgriLabs may at any time, without prior notice to Distributor, adopt additional rules and regulations in connection with the distribution of Products to which Distributor hereby agrees to be bound, provided such additional rules and regulations do not materially change Distributor's rights under this Agreement.

30. Compliance With Laws. Distributor and AgriLabs will conduct their respective business under this Agreement in compliance with all applicable laws, regulations and orders and the like prevailing in their respective places of business.

31. Notices. Unless otherwise provided for herein, all notices provided for by this Agreement will be considered to have been received three (3) days after being sent, unless otherwise provided for herein, and will be sent by certified mail, return receipt requested, addressed as provided for herein:

AGRILABS: Agri Laboratories, Ltd.
P.O. Box 3103
St. Joseph, Missouri 64503
Attn: President/CEO

WITH COPY TO: Ed Sloan, Esq.
Waldeck, Matteuzzi & Sloan, P.C.
Suite 200
11181 Overbrook Road
Leawood, KS 66211

DISTRIBUTOR: ______________________

____

____

____

32. Headings. The subject headings of the paragraphs and subparagraphs of this Agreement are included for purposes of convenience only and will not affect the construction or interpretation of any of its provisions.

33. Entire Agreement. Subject to express provisions otherwise herein, by executing this Agreement the parties agree to the terms and conditions set forth herein. The terms hereof constitute the complete agreement and any different or additional terms or prior stipulations, agreements, understandings or conditions are hereby rejected. The terms hereof can be added to or modified only by writing signed by an officer of Distributor and an officer of AgriLabs and only to the extent that a resolution of the board of directors of AgriLabs is attached to such amendment or modification authorizing the same. Terms different from or additional to the terms hereof which are communicated orally or contained in an acknowledgment of orders or similar instrument which precedes or accompanies the shipment hereunder will not be deemed accepted by Distributor notwithstanding its acceptance of such shipment. The execution of this Agreement will terminate all previous distribution agreements between the parties.

34. Severability. In the event any provisions of this Distribution Agreement are held invalid or unenforceable by any court of competent jurisdiction, such holding will not invalidate or render unenforceable any other provision hereof.

35. Execution. This Agreement may be executed by duly authorized officers of the respective parties hereto in any number of counterparts, each of which will be deemed the original.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

AGRI LABORATORIES, LTD.

By ______________________

Steven Schram, President

____

By ______________________

Printed Name: ______________________

Its: ______________________

LIST OF EXHIBITS

"A"	Product and Price List
"B"	Credit Limit

EXHIBIT A

PRODUCT/PRICE LIST

EXHIBIT B

CREDIT LIMIT

$

EXHIBIT 6.3

[***] — Certain information in this document have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

FOURTH AMENDMENT
TO
AMENDED AND RESTATED
BOVINE VACCINE DISTRIBUTION AGREEMENT

This Fourth Amendment (the "Fourth Amendment") is entered into as of the 16th day of November, 2007 ("Effective Date") by and between **DIAMOND ANIMAL HEALTH, INC.**, an Iowa corporation with offices at 2538 Southeast 43rd Street, Des Moines, Iowa 50317 ("Diamond") and **AGRI LABORATORIES, LTD.**, a Delaware corporation, with offices at 20927 State Route K, St. Joseph, Missouri 64505 ("Distributor") as an amendment to that certain Amended and Restated Bovine Vaccine Distribution Agreement dated as of September 30, 2002 between Diamond and Distributor (the "Original Agreement"), as amended by that certain First Amendment dated as of September 20, 2004 (the "First Amendment"), that certain Second Amendment dated as of December 10, 2004 (the "Second Amendment") and that certain Third Amendment dated as of May 26, 2006 (the "Third Amendment") (collectively, the "Agreement").

WHEREAS, Diamond and Distributor are parties to the Agreement providing for the distribution of certain bovine antigens; and

WHEREAS, Diamond and Distributor desire to amend the Agreement on the terms and conditions of this Fourth Amendment.

NOW, THEREFORE, the parties agree as follows:

1. Definitions. Capitalized terms used herein shall have the meaning ascribed to them in the Agreement, unless otherwise defined herein.

2. Exclusivity. Section 1.02 of the Agreement is hereby deleted in its entirety and replaced with the following paragraphs:

Distributor's distribution rights under the Agreement shall be exclusive in the United States, Africa and Mexico for all products identified on Exhibit A attached to the Agreement and Additional Products added pursuant to Section 2 through Contract Year 2009, except as set forth in this paragraph, and unless terminated earlier in accordance with the provisions of the Agreement. Distributor's distribution rights under the Agreement shall be non-exclusive during the remaining term of the Agreement following Contract Year 2009. In addition, Distributor's rights under this Agreement shall be non-exclusive in Canada for all Products through Contract Year 2008 and Distributor shall have no distribution rights in Canada after Contract Year 2008. Notwithstanding the foregoing, (i) Distributor shall have no distribution rights for any Products containing [***] antigens listed on Exhibit C without the prior written consent and agreement of [***]; (ii) Distributor acknowledges that [***] has exclusive rights to distribute in Canada the product combinations (and lesser fallout products containing [***] antigens) described in Exhibit C; (iii) Diamond and its Affiliates may sell, have sold and otherwise distribute to [***] without restriction the individual [***] antigens listed in Exhibit C; (iv) Diamond and its Affiliates may sell, have sold and otherwise distribute to [***] without restriction the individual antigens and monovalent vaccines (i.e., a vaccine containing a single bovine antigen) listed in Exhibit B; and (v) Diamond and its Affiliates may sell, have sold, and otherwise distribute to [***] without any restriction biological veterinary products containing antigens specified in Exhibit D to be used in solid dose configurations or using [***] technologies.

It is further recognized by the parties hereto that the parties will make good faith efforts to hereafter negotiate fair and equitable agreements as between them for the sale of bulk antigens to other vaccine companies which sales should be included in the Qualified Revenue requirements as set forth in Section 1.04(ii). If the parties hereto cannot agree for the sale of Bulk Antigens to other vaccine companies in territories in which Distributor has exclusivity, then Diamond shall be prohibited from making any Bulk Sales, except as set forth in Section 1.02.

3. Appendices. Exhibit A, AA, B, C and D of the Agreement are hereby deleted each in its entirety and replaced with Exhibit A, AA, B, C and D of this Fourth Amendment, respectively.

4. Territory. Section 1.03 of the Agreement is hereby deleted in its entirety and replaced with the following paragraph:

Subject to the terms and conditions of this Agreement, Distributor is authorized to sell, have sold and otherwise distribute Products and Additional Products added pursuant to Section 2 (hereafter collectively referred to as ("All Products")) in the United States, Africa, Mexico and Canada, limited only as provided in Section 1.02; provided, that notwithstanding any provision of this Agreement to the contrary, Distributor shall have no distribution rights in Canada after Contract Year 2008.

5. Remaining R&D Agreement. On September 20, 2004, Distributor and Diamond entered into a research, development and licensing agreement (the "Remaining R&D Agreement"). The parties agree that the remaining activities required to be performed by Diamond under the current Research and Development Program of the Remaining R&D Agreement are attached hereto as point 3 in Exhibit E and shall be performed subject to the terms and conditions of the Remaining R&D Agreement. The parties agree, furthermore, that upon

[***] — Certain information on this page have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

completion of each activity in Exhibit E, all payments due Diamond from Distributor corresponding to such activity will be paid. In addition the parties agree that at a logically reasonable time with respect to [***], Diamond shall use its reasonable best efforts to perform [***] solely at Diamond's cost. The parties agree that Diamond will pursue [***] for [***] regardless of the regulatory issues with [***]. For the purposes of this Amendment, "[***]" means [***].

6. Confidentiality of Agreement. Notwithstanding any provision of the Agreement to the contrary, this Fourth Amendment shall be publicly available information for SEC filing, press release and other discussion purposes; provided, the parties shall agree to a draft of this Fourth Amendment (the "Redacted Version") including highlighted items which shall be redacted from any initial SEC filings and shall be deemed Confidential Information under Section 13.05 of the Agreement. The parties also agree to a press release to announce this Fourth Amendment, attached hereto in Exhibit F, which shall be issued after the parties have agreed on the Redacted Version. If the parties do not mutually agree on the Redacted Version and issue the press release in Exhibit F prior to December 31, 2007, this Fourth Amendment shall be null and void.

7. Captions. The captions set forth in this Fourth Amendment are for convenience only and shall not be used in any way to construe or interpret this Fourth Amendment, the Agreement, or the Remaining R&D Agreement.

8. Effect of Amendment. This Fourth Amendment is hereby incorporated by reference into the Agreement as if fully set forth therein, the Agreement as amended by this Fourth Amendment shall continue in full force and effect following execution and delivery hereof, and references to the term "Agreement" shall include this Fourth Amendment. In the event of any conflict between the terms and conditions of the Original Agreement, First Amendment, Second Amendment, Third Amendment and this Fourth Amendment, the terms and conditions of this Fourth Amendment shall control.

IN WITNESS WHEREOF, the parties have caused this Fourth Amendment be executed by their duly authorized representatives as of the date first written above.

DIAMOND ANIMAL HEALTH, INC.

By: /s/ Jason Napolitano
Its: Chief Financial Officer

AGRI LABORATORIES, LTD.

By: Steve Schram
Its: CEO/President

[***] — Certain information on this page have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

EXHIBIT A

Initial Products

I. Modified Live Products:

Tradename	Antigens	[***]	Pricing (USD) [***]	[***]
Titanium BRSV	BRSV		[***]	[***]
Titanium BRSV Vac3	BRSV, PI3, IBR		[***]	[***]
Titanium 5	BRSV, PI3, IBR, BVD1, BVD2	[***]	[***]	[***]
Titanium 5 L5	BRSV, PI3, IBR, BVD1, BVD2, Lepto 5	[***]	[***]	[***]
[***]	[***]		[***]	[***]
Titanium 3+ BRSV LP*	BRSV, PI3, IBR, BVD1, BVD2, L. pomona		[***]	[***]
Titanium 3+ LP*	IBR, BVD1, BVD2, PI3, L.pomona		[***]	[***]
Titanium IBR	IBR		[***]	[***]
Titanium IBR LP*	IBR, L. pomona		[***]	[***]
Titanium 3	IBR, BVD1, BVD2		[***]	[***]
Titanium 4	IBR, PI3, BVD1, BVD2		[***]	[***]
Titanium 4 L5	IBR, PI3, BVD1, BVD2, Lepto 5		[***]	[***]

Above Pricing based on Standard Batch Sizes:
[***]dose Large Freeze Dryer- [***] units / [***] doses Small Freeze Dryer- [***] units / [***] doses
[***] dose Large Freeze Dryer- [***]units / [***] doses Small Freeze Dryer- [***] units / [***] doses

* = Titanium + LP combinations have [***] unit Standard Batch size irrespective of presentation (Dose volume)

Any product or combination not listed above that is desired by Distributor may be added to this Exhibit pursuant to Section 2 of Agreement and new pricing will be established; provided, that such additional Products shall qualify as "Initial Products" only if they meet the definition of "Initial Products" set forth in Section 13.08 of the Agreement.

II. Killed Products:

Tradename	Antigens	Pricing (USD) [***]	[***]
MasterGuard Preg.5	KIBR, KBVD1, KBVD2, MLV BRSV, PI3	[***]	[***]
MasterGuard 10	KIBR, KBVD1, KBVD2, MLV BRSV, PI3, L5	[***]	[***]

Above Pricing based on Standard Batch Sizes
[***] dose [***] units / [***] doses
[***] dose [***] units / [***] doses

Tradename	Antigens	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]

Above Pricing based on Standard Batch Sizes
[***] dose [***] units / [***] doses or [***] units / [***] doses
[***] dose [***] units / [***] doses or [***] units / [***] doses

[***] — Certain information on this page have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

EXHIBIT AA

Potential Additional Antigens that qualify to be Classified as "Initial Products" per Section 13.08

[***]

- [***]
- [***]
- [***]
- [***]
- [***]
- [***]
- [***]

[***] — Certain information on this page have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

EXHIBIT B

[***]

[***] Antigens or [***] Vaccine

Infectious Bovine [***]

Bovine [***]

> [***]

> [***]

Bovine [***]
[***]

[***]
(Master Cell Stock)

[***] — Certain information on this page have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

EXHIBIT C

[***]

[***]		[***]
1.	[***] [***]	[***]
2.	[***]	[***]
3.	[***] [***] [***]	[***] [***]

[***]

[***]

[***]

[***]

[***]

[***] — Certain information on this page have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

EXHIBIT D

[***]

Diamond antigens to be incorporated into the [***] or Solid Dose Technologies:

[***]

[***]

[***]

[***]

[***]

Note: [***] Component contains both Type I and Type II

[***] — Certain information on this page have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

EXHIBIT E

1. [***]
2. [***]
3. [***]
    - [***]
    - [***]
    - [***]
    - [***]
    - [***]
    - [***]

Note: All activities subject to current [***] regulations and guidance.

EXHIBIT F

Press Release

Press Release Logo of Heska Corporation

FOR IMMEDIATE RELEASE

At Heska Corporation:
Jason Napolitano, Executive Vice President & CFO
(970) 493-7272, Ext. 4105

Heska Announces Amended Agreement with AgriLabs

LOVELAND, CO, November 30, 2007 — Heska Corporation (NASDAQ: HSKA) today announced its Des Moines-based subsidiary ("Heska Des Moines") has amended its bovine vaccine distribution agreement with Agri Laboratories, Ltd. ("AgriLabs"). Heska Corporation ("Heska" or the "Company") reports revenue generated under this agreement in Heska's Other Vaccines, Pharmaceuticals and Products segment. Under the terms of the amended agreement, Heska Des Moines agreed to fund a portion of development spending under the remaining research and development agreement with AgriLabs in return for certain distribution rights.

Under the amendment, AgriLabs will continue to market the underlying bovine vaccines in the United States, Africa and Mexico through December 15, 2013. Subject to minimum purchase requirements, AgriLabs' rights in these regions will be exclusive through December 15, 2009. Heska Des Moines is free to sell these bovine vaccines to any party of its choosing in other regions of the world. AgriLabs will also maintain non-exclusive rights to these bovine vaccines in Canada through December 15, 2008.

"The vaccines underlying this agreement are well known in the United States and Africa cattle markets where they are sold under AgriLabs' label and tradenames Titanium® and MasterGuard®. We were pleased when AgriLabs began to sell these vaccines in new markets, first in Africa and most recently in Mexico," said Robert Grieve, Heska's Chairman and CEO. "We are pleased to continue our positive working relationship with AgriLabs and continue to benefit from their livestock market expertise."

"We are proud of the leadership position we have established for these vaccines. Our research and development agreement with Heska Des Moines is the cornerstone of our commitment to maintain the preeminence of these vaccines in the marketplace," commented Steve Schram, AgriLabs' President and CEO. "We are pleased Heska Des Moines has agreed to fund a portion of this effort. We view this as another installment in a long history of mutually beneficial agreements between our companies."

About Heska

Heska Corporation (NASDAQ: HSKA) sells advanced veterinary diagnostic and other specialty veterinary products. Heska's state-of-the-art offerings to its customers include diagnostic instruments and supplies as well as single use, point-of-care tests, vaccines and pharmaceuticals. The company's core focus is on the canine and feline markets where it strives to provide high value products and unparalleled customer support to veterinarians. For further information on Heska and its products, visit the company's website at www.heska.com.

About AgriLabs

AgriLabs is the largest private label marketer of veterinary vaccines and pharmaceuticals in the United States. AgriLabs is proficient in sales, marketing and technology transfer of current and future compounds or antigens for both food and companion animal markets. The AgriLabs distribution network of distribution owners is the largest in the United States and has the ability to efficiently reach the livestock and consumer marketplace through various veterinary, direct and retail channels. For additional information on AgriLabs and its products or distributors, visit the company website at www.agrilabs.com

Forward-Looking Statements

This announcement contains forward-looking statements regarding Heska's future financial and operating results. These statements are based on current expectations and are subject to a number of risks and uncertainties. In addition, factors that could affect the business and financial results of Heska generally include the following: risks regarding the commercialization and market acceptance of products the Company may introduce in the future; risks relating to the size and stability of markets for the Company's products, such as foreign markets for cattle vaccines which are generally smaller than the corresponding domestic market and may be subject to greater volatility; uncertainties regarding the outcome of research and development efforts, which may not yield marketable products or any products at all; uncertainties regarding reliance on third parties to whom substantial marketing rights to existing products have been granted, such as reliance on an exclusive distribution agreement with AgriLabs and the affiliated risks of relying on perceptions of AgriLabs' brand and trademarks in the marketplace; competition; and the risks set forth in Heska's filings and future filings with the Securities and Exchange Commission, including those set forth in Heska's Annual Report on Form 10-K for the year ended December 31, 2006 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

###

THIRD AMENDMENT
TO
AMENDED AND RESTATED
BOVINE VACCINE DISTRIBUTION AGREEMENT

This Third Amendment ("Third Amendment") is entered into as of the 26th day of May, 2006 ("Effective Date") by and between **DIAMOND ANIMAL HEALTH, INC.**, an Iowa corporation with offices at 2538 Southeast 43rd Street, Des Moines, Iowa 50317 ("Diamond") and **AGRI LABORATORIES, LTD.**, a Delaware corporation, with offices at 20927 State Route K, St. Joseph, Missouri 64505 ("Distributor") as an amendment to that certain Amended and Restated Bovine Vaccine Distribution Agreement dated as of September 30, 2002 between Diamond and Distributor (the "Original Agreement"), as amended by that certain First Amendment dated as of September 20, 2004 (the "First Amendment") and that certain Second Amendment dated as of December 10, 2004 (the "Second Amendment") (collectively, the "Agreement").

WHEREAS, Diamond and Distributor are parties to the Agreement providing for the distribution of certain bovine antigens; and

WHEREAS, Diamond and Distributor desire to amend the Agreement on the terms and conditions of this Third Amendment.

NOW, THEREFORE, the parties agree as follows:

1. Definitions. Capitalized terms used herein shall have the meaning ascribed to them in the Agreement, unless otherwise defined herein.

2. Prepayments. Distributor hereby reaffirms its obligation to make a [***] prepayment on each of June 16, 2006 and September 16, 2006, as outlined in and subject to the terms and conditions of Section 3.04(iii)(A) of the Agreement.

3. Use of Prepayment Proceeds. The unused balance of any prepayment made by Distributor on June 16, 2006 and September 16, 2006 shall be carried over as a credit for purchases in future periods, including Contract Year 2007 if necessary, and any revenue from such balance shall be included in Initial Product Qualified Revenues and Qualified Revenues for Contract Year 2006 only, regardless of the actual fulfillment date.

4. Take or pay obligations. Diamond hereby waives Distributor's obligations under Section 3.04(iii)(D) of the Agreement for the third and fourth quarter of Contract Year 2006 only.

5. Reaffirmation of purchase orders. Distributor reaffirms its obligations under firm written purchase orders currently outstanding for delivery in the third and fourth quarter of Contract Year 2006, as outlined on Exhibit C, and subject to regulatory approval and the terms and conditions of this Agreement.

6. Third quarter [***] orders. Distributor agrees to submit firm written purchase orders for Products other than [***] Products scheduled for delivery in the third

quarter of Contract Year 2006 of at least [***]. If there are less than [***] of such purchase orders on Exhibit C for Products other than [***] Products, Distributor shall promptly submit enough of such purchase orders so that there are [***] of such purchase orders. Distributor shall not be required to pay or lose prepayment credit on any order unless and until Diamond fulfills such order. All revenue from these purchase orders shall be included in Initial Product Qualified Revenues and Qualified Revenues for Contract Year 2006 only, regardless of the actual fulfillment date.

7. Fourth quarter [***] orders. Distributor agrees to submit firm written purchase orders for Products other than [***] Products scheduled for delivery in the fourth quarter of Contract Year 2006 of at least [***]. Distributor shall not be required to pay or lose prepayment credit on any order unless and until Diamond fulfills such order. All revenue from these purchase orders shall be included in Initial Product Qualified Revenues and Qualified Revenues for Contract Year 2006 only, regardless of the actual fulfillment date.

8. [***] Orders. If necessary to purchase [***], including amounts from Section 6 and 7 above, from Diamond during the last six months of Contract Year 2006 if [***] on or before [***], Distributor agrees to issue purchase orders for [***] Products in addition to those listed on Exhibit C. Distributor shall not be required to pay or lose prepayment credit on any order unless and until Diamond fulfills such order. All revenue from these purchase orders shall be included in Initial Product Qualified Revenues and Qualified Revenues for Contract Year 2006 only, regardless of the actual fulfillment date.

9. [***]. [***] on or before [***], Distributor will commit to purchase at least [***] from Diamond during the last six months of Contract Year 2006. If at the time [***], Distributor has not submitted firm written purchase orders for delivery in the last six months of Contract Year 2006 totaling at least [***], Distributor shall promptly submit enough of such purchase orders so that there are [***] of such purchase orders. Distributor shall not be required to pay or lose prepayment credit on any order unless and until Diamond fulfills such order. All revenue from these purchase orders shall be included in Initial Product Qualified Revenues and Qualified Revenues for Contract Year 2006 only, regardless of the actual fulfillment date.

10. Amendment of Loan. Pursuant to Section 3 of the Second Amendment Diamond delivered to Distributor a substitute Note (the "Substitute Note") attached as Exhibit A to evidence the Loan. Upon execution and delivery of this Third Amendment, the parties shall cancel the Substitute Note and execute and deliver a second substitute note (the "2007 Note") in the form attached hereto as Exhibit B.

11. [***]. If [***], there shall be no change to Section 3.07 of the Agreement, which is entitled [***]. If [***], the first sentence of Section 3.07 of the Agreement shall be deleted in its entirety and replaced with the following sentence:

[***] - Certain information on this page have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

[***]

12. Effect of Amendment. This Third Amendment is hereby incorporated by reference into the Agreement as if fully set forth therein, the Agreement as amended by this Third Amendment shall continue in full force and effect following execution and delivery hereof, and references to the term "Agreement" shall include this Third Amendment. In the event of any conflict between the terms and conditions of the Original Agreement, First Amendment or Second Amendment and this Third Amendment, the terms and conditions of this Third Amendment shall control.

IN WITNESS WHEREOF, the parties have caused this Third Amendment be executed by their duly authorized representatives as of the date first written above.

DIAMOND ANIMAL HEALTH, INC.

By: /s/ Jason A. Napolitano
Its: Chief Financial Officer

AGRI LABORATORIES, LTD.

By: /s/ Steve Schram
Its: CEO/President

EXHIBIT A

AMENDED AND RESTATED PROMISSORY NOTE

$500,000.00

as of April 15, 2002
Des Moines, Iowa

FOR VALUE RECEIVED, the undersigned DIAMOND ANIMAL HEALTH, INC., an Iowa corporation ("**Maker**"), promises to pay to AGRI LABORATORIES, LTD., a Delaware corporation ("**Holder**"), or order, at such place as the Holder of this Note shall designate in writing, the sum of Five Hundred Thousand Dollars ($500,000.00) in lawful money of the United States of America. Beginning from the date hereof interest shall accrue until the effective date of that certain Second Amendment to the Distribution Agreement (defined below) on the outstanding principal balance at the "prime rate" plus one-quarter percent (1/4%) per annum and thereafter, at the "prime rate" plus one percent (1%) per annum. Accrued interest shall be paid quarterly on each quarterly anniversary of the date of this Note, and shall accrue based upon a thirty-day month and a 360-day year. Principal under this Note shall be paid in one annual installment on May 31, 2006.

All principal and any accrued but unpaid interest shall be due and payable on the maturity date of this Note.

Notwithstanding any provision of this Note to the contrary, all principal and unpaid accrued interest shall be due and payable on the ninetieth (90th) day following the date that either (i) Holder's exclusivity rights under that certain Amended and Restated Bovine Vaccine Distribution Agreement dated as of September 30, 2002, as amended (the "**Distribution Agreement**") are terminated due to Distributor's nonpayment of any Additional Payment under the Distribution Agreement or (ii) in the event of a merger, sale or fifty percent (50%) change in ownership of Maker.

The "prime rate" shall be the annual rate of interest announced from time to time by Wells Fargo Business Credit, Inc. ("**Wells Fargo**") as its prime rate. The interest accruing on the principal balance of this Note shall fluctuate from time to time concurrently with changes in the prime rate, effective as of the date any change in the prime rate is publicly announced. If Wells Fargo ceases to announce the prime rate, the prime rate as published in the Wall Street Journal in its "Money Rates" section or a similar financial publication shall be used, as reasonably determined by Maker.

Maker shall have the right at any time or from time to time to prepay all or a portion of the principal or interest without premium or penalty, and such prepayments shall be applied first to accrued interest and then to principal.

If default be made in the payment of any of the installments of principal, interest, or other amounts when due under this Note, the entire principal sum and accrued interest and all other amounts due hereunder shall become due at the option of Holder if not paid within ten (10) days of written notice to Maker.

In the event garnishment, attachment, levy or execution is issued against any substantial or material portion of the property or assets of Maker, or any of them if more than one, or upon the happening of any event which constitutes a default pursuant to the terms of any agreement or other instrument entered into or given in connection herewith, or upon the adjudication of Maker, or any of them if more than one, a bankrupt, such event shall be deemed a default hereunder and Holder may declare this Note immediately due and payable without notice to Maker or exercise any of its remedies hereunder or at law or equity. Should suit be brought to recover on this Note, or should the same be placed in the hands of an attorney for collection, Maker promises to pay all reasonable attorneys' fees and costs incurred in connection therewith.

Failure of Holder to exercise any option hereunder shall not constitute a waiver of the right to exercise the same in the event of any subsequent default, or in the event of continuance of any existing default.

Maker waives demand, diligence, presentment for payment, protest and notice of demand, protest, nonpayment and exercise of any option hereunder. Maker agrees that the granting without notice of any extension or extensions of time for payment of any sum or sums due hereunder, or for the performance of any covenant, condition or agreement hereof shall in no way release or discharge the liability of Maker hereof.

This Note shall be governed by the laws of the State of Iowa.

Time is of the essence of this Note and each and every term and provision hereof.

This Note is secured by that certain Security Agreement, dated as of even date herewith, by and between Maker and Holder. Debtor and its affiliates are parties to that certain Second Amended and Restated Credit and Security Agreement by and between Debtor and Wells Fargo Business Credit, Inc., fka Norwest Business Credit, Inc., a Minnesota corporation ("**Wells Fargo**"), originally dated June 4, 2000, as amended, that certain Loan Agreement dated as of April 4, 1994 and related Promissory Note between the City of Des Moines, Iowa and Debtor, as amended, and that certain CEBA Loan Agreement dated January 20, 1994 and related Promissory Notes between Iowa Department of Economic Development and Debtor, as amended (collectively, the "**Senior Loan Agreements**" and the lender parties thereto collectively, the "**Senior Lenders**"). This Note and Maker's obligations hereunder shall be junior and subordinated to all any and all indebtedness and obligations for borrowed money (including, without limitation, principal, premium (if any), interest, fees, charges, expenses, costs, professional fees and expenses, and reimbursement obligations) ("**Indebtedness**") at any time owing by Debtor to the Senior Lenders, their successors and assigns under the Senior Loan Agreements or otherwise, and the extension, renewal or refinancing (including without limitation any additional advances made in connection therewith) of all or any portion of such Indebtedness by any of the Senior Lenders or any successor lender and any and all security interests securing any portion of such Indebtedness and additional advances from time to time (such Indebtedness, additional advances and security interests, the "**Senior Indebtedness**"). Holder hereby agrees to take such actions, and to execute and deliver such documents and instruments, as shall be requested from time to time by any holder of Senior Indebtedness to confirm and further implement such subordination. In addition, this Note is subject to the terms and conditions of that certain Subordination Agreement dated as of even date herewith by and among Maker, Holder and Wells Fargo.

This Note replaces that certain Amended and Restated Promissory Note dated as of April 15, 2004 given by Maker to Holder.

THE PARTIES WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED ON OR PERTAINING TO THIS NOTE.

DIAMOND ANIMAL HEALTH, INC., an Iowa corporation, Maker

By: /s/ Jason A. Napolitano
Its: Chief Financial Officer

THIS INSTRUMENT IS SUBJECT TO THE TERMS OF A SUBORDINATION AGREEMENT BY AGRI LABORATORIES, LTD. IN FAVOR OF WELLS FARGO BUSINESS CREDIT, INC. DATED AS OF APRIL 15, 2002.

EXHIBIT B

2007 Note

AMENDED AND RESTATED PROMISSORY NOTE

$500,000.00

as of April 15, 2002
Des Moines, Iowa

FOR VALUE RECEIVED, the undersigned DIAMOND ANIMAL HEALTH, INC., an Iowa corporation ("**Maker**" or ("**Debtor**"), promises to pay to AGRI LABORATORIES, LTD., a Delaware corporation ("**Holder**"), or order, at such place as the Holder of this Note shall designate in writing, the sum of Five Hundred Thousand Dollars ($500,000.00) in lawful money of the United States of America. Beginning from the date hereof interest shall accrue until the effective date of that certain Second Amendment to the Distribution Agreement (defined below) on the outstanding principal balance at the "prime rate" plus one-quarter percent (1/4%) per annum and thereafter, at the "prime rate" plus one percent (1%) per annum. Accrued interest shall be paid quarterly on each quarterly anniversary of the date of this Note, and shall accrue based upon a thirty-day month and a 360-day year. Principal under this Note shall be paid in one annual installment on May 31, 2007.

All principal and any accrued but unpaid interest shall be due and payable on the maturity date of this Note.

Notwithstanding any provision of this Note to the contrary, all principal and unpaid accrued interest shall be due and payable on the ninetieth (90th) day following the date that either (i) Holder's exclusivity rights under that certain Amended and Restated Bovine Vaccine Distribution Agreement dated as of September 30, 2002, as amended (the "**Distribution Agreement**") are terminated due to Distributor's nonpayment of any Additional Payment under the Distribution Agreement or (ii) in the event of a merger, sale or fifty percent (50%) change in ownership of Maker.

The "prime rate" shall be the annual rate of interest announced from time to time by Wells Fargo Bank, National Association ("**Wells Fargo**") as its prime rate. The interest accruing on the principal balance of this Note shall fluctuate from time to time concurrently with changes in the prime rate, effective as of the date any change in the prime rate is publicly announced. If Wells Fargo ceases to announce the prime rate, the prime rate as published in the Wall Street Journal in its "Money Rates" section or a similar financial publication shall be used, as reasonably determined by Maker.

Maker shall have the right at any time or from time to time to prepay all or a portion of the principal or interest without premium or penalty, and such prepayments shall be applied first to accrued interest and then to principal.

If default be made in the payment of any of the installments of principal, interest, or other amounts when due under this Note, the entire principal sum and accrued interest and all other amounts due hereunder shall become due at the option of Holder if not paid within ten (10) days of written notice to Maker.

In the event garnishment, attachment, levy or execution is issued against any substantial or material portion of the property or assets of Maker, or any of them if more than one, or upon the happening of any event which constitutes a default pursuant to the terms of any agreement or other instrument entered into or given in connection herewith, or upon the adjudication of Maker, or any of them if more than one, a bankrupt, such event shall be deemed a default hereunder and Holder may declare this Note immediately due and payable without notice to Maker or exercise any of its remedies hereunder or at law or equity. Should suit be brought to recover on this Note, or should the same be placed in the hands of an attorney for collection, Maker promises to pay all reasonable attorneys' fees and costs incurred in connection therewith.

Failure of Holder to exercise any option hereunder shall not constitute a waiver of the right to exercise the same in the event of any subsequent default, or in the event of continuance of any existing default.

Maker waives demand, diligence, presentment for payment, protest and notice of demand, protest, nonpayment and exercise of any option hereunder. Maker agrees that the granting without notice of any extension or extensions of time for payment of any sum or sums due hereunder, or for the performance of any covenant, condition or agreement hereof shall in no way release or discharge the liability of Maker hereof.

This Note shall be governed by the laws of the State of Iowa.

Time is of the essence of this Note and each and every term and provision hereof.

This Note is secured by that certain Security Agreement, dated as of even date herewith, by and between Maker and Holder. Debtor and its affiliates are parties to that certain Third Amended and Restated Credit and Security Agreement by and between Debtor and Wells Fargo Bank, National Association, as successor in interest to Wells Fargo Business Credit, Inc. ("**Wells Fargo**"), dated December 30, 2005 and Debtor is party to a certain promissory note with the City of Des Moines, due in monthly installments through June 2006 (collectively, the "**Senior Loan Agreements**" and the lender parties thereto collectively, the "**Senior Lenders**"). This Note and Maker's obligations hereunder shall be junior and subordinated to all any and all indebtedness and obligations for borrowed money (including, without limitation, principal, premium (if any), interest, fees, charges, expenses, costs, professional fees and expenses, and reimbursement obligations) ("**Indebtedness**") at any time owing by Debtor to the Senior Lenders, their successors and assigns under the Senior Loan Agreements or otherwise, and the extension, renewal or refinancing (including without limitation any additional advances made in connection therewith) of all or any portion of such Indebtedness by any of the Senior Lenders or any successor lender and any and all security interests securing any portion of such Indebtedness and additional advances from time to time (such Indebtedness, additional advances and security interests, the "**Senior Indebtedness**"). Holder hereby agrees to take such actions, and to execute and deliver such documents and instruments, as shall be requested from time to time by any holder of Senior Indebtedness to confirm and further implement such subordination. In addition, this Note is subject to the terms and conditions of that certain Subordination Agreement dated as of even date herewith by and among Maker, Holder and Wells Fargo.

This Note replaces that certain Amended and Restated Promissory Note dated as of April 15, 2004 given by Maker to Holder.

THE PARTIES WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED ON OR PERTAINING TO THIS NOTE.

DIAMOND ANIMAL HEALTH, INC., an Iowa corporation, Maker

By: /s/ Jason A. Napolitano
Its: Chief Financial Officer

THIS INSTRUMENT IS SUBJECT TO THE TERMS OF A SUBORDINATION AGREEMENT BY AGRI LABORATORIES, LTD. IN FAVOR OF WELLS FARGO BUSINESS CREDIT, INC. DATED AS OF APRIL 15, 2002.

[***] - Certain information on this page have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Exhibit C

AgriLabs 3rd Quarter Purchase Orders and 4th Quarter Purchase Orders and Forecast as of 5/25/06

[***]

[***] - Certain information on this page have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Exhibit C
(Cont.)

AgriLabs 3rd Quarter Purchase Orders and 4th Quarter Purchase Orders and Forecast as of 5/25/06 (Cont.)

[***]

[***]—Certain information in this exhibit have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

SECOND AMENDMENT
TO
AMENDED AND RESTATED
BOVINE VACCINE DISTRIBUTION AGREEMENT

This Second Amendment ("*Second Amendment*") is entered into as of the 10th day of December, 2004 ("*Effective Date*") by and between **DIAMOND ANIMAL HEALTH, INC.**, an Iowa corporation with offices at 2538 Southeast 43rd Street, Des Moines, Iowa 50317 ("*Diamond*") and **AGRI LABORATORIES, LTD.**, a Delaware corporation, with offices at 20927 State Route K, St. Joseph, Missouri 64505 ("*Distributor*") as an amendment to that certain Amended and Restated Bovine Vaccine Distribution Agreement dated as of September 30, 2002 between Diamond and Distributor (the "*Original Agreement*"), as amended by that certain First Amendment dated as of September 20, 2004 (the "*First Amendment*") (together, the "*Agreement*").

WHEREAS, Diamond and Distributor are parties to the Agreement providing for the distribution of certain bovine antigens; and

WHEREAS, Distributor made the 2004 Prepayment of [***] pursuant to Section 3.04(ii) of the Agreement in April 2004 and subsequently, pursuant to the First Amendment, Distributor made an additional [***] prepayment to Diamond toward the purchase of Products and/or Initial Products for Contract Year 2005 (collectively, the "*[***] Prepayment*"); and

WHEREAS, Distributor and Diamond are parties to a Research, Development and License Agreement dated as of September 20, 2004 (the "*[***] R & D Agreement*"), providing for the development [***] (the "*[***] Products*"); and

WHEREAS, Distributor and Diamond are parties to a Research, Development and License Agreement dated as of the date hereof (the "*[***] R&D Agreement*"), providing for the development [***] (the "*[***] Product*"); and

WHEREAS, Distributor and Diamond desire to amend the Agreement on the terms and conditions of this Second Amendment.

NOW, THEREFORE, the parties agree as follows:

1. *Definitions.* Capitalized terms used herein shall have the meanings ascribed to them in the Agreement, unless otherwise defined herein.

2. *Amendment Fee.*

(i) The [***] Prepayment shall be retained by Diamond as a non-refundable fee paid by Distributor to Diamond for this Second Amendment (the "*Amendment Fee*"). No portion of the [***] Prepayment shall be credited toward Distributor's obligations to purchase and pay for Products. Each of (i) the last two (2) sentences of Section 3.04(ii) of the Original Agreement and (ii) Section 2 of the First Amendment is hereby deleted in its entirety and shall have no further force or effect.

(ii) If at any time prior to the end of Contract Year 2009, Diamond's manufacturing facility is shut down and Diamond is unable to supply Products to Distributor as a result of a regulatory order or force majeure event (as defined in Section 8 of the Agreement) (a "*Shut Down Event*"), for a period of greater than four (4) consecutive calendar months (the last day of such four (4) month period, the "*Trigger Date*"), Diamond shall reimburse to Distributor a portion of the Amendment Fee as follows: [***] for every month prior to January 2010 in which a Shut

Down Event continues, including [***] for each of the four (4) months beginning on the commencement of the Shut Down Event and ending upon the Trigger Date (the "*Shut Down Payment*"). Any such Shut Down Payment shall be made in monthly installments of [***], beginning on the Trigger Date, and continuing on the first day of each calendar month thereafter until the Shut Down Payment is paid in full.

3. *Amendment of Loan.* Pursuant to Section 3.06 of the Agreement, Diamond delivered to Distributor the New Note to evidence the Loan. Upon execution and delivery of this Second Amendment, the parties shall cancel the New Note and execute and deliver a substitute Note in the form attached hereto as *Exhibit A*.

4. *Exclusivity.*

(i) The first sentence of Section 1.02 of the Agreement is hereby deleted in its entirety and replaced with the following sentences:

> Distributor's distribution rights under the Agreement shall be exclusive worldwide for all products identified on *Exhibit A* attached to the Agreement and Additional Products added pursuant to Section 2 through Contract Year 2009, except as set forth in this paragraph, and unless earlier terminated in accordance with the provisions of the Agreement. Distributor's distribution rights under the Agreement shall be nonexclusive during the remaining term of the Agreement following Contract Year 2009, unless Distributor is granted additional exclusivity rights in accordance with Section 11 of the Second Amendment.

Except for the first sentence of Section 1.02 of the Agreement, the remaining provisions of Section 1.02 of the Agreement shall remain in full force and effect.

(ii) Section 3 of the First Amendment is hereby deleted in its entirety and shall have no further force or effect.

5. *Territory.* Section 1.03 of the Agreement is hereby deleted in its entirety and replaced with the following paragraph:

> Subject to the terms and conditions of this Agreement, Distributor is authorized to sell, have sold and otherwise distribute Products and Additional Products added pursuant to Section 2 (hereafter collectively referred to as ("*All Products*") in the following territories: (i) worldwide through June 30, 2005, limited only as provided in Section 1.02, and (ii) only in the United States, Africa, China, Mexico and Taiwan through December 15, 2009, limited only as provided in Section 1.02; provided, that notwithstanding any provision of this Agreement to the contrary, Distributor shall have no distribution rights in Canada after December 15, 2009.

6. *Minimums.*

(i) The table set forth in Section 1.04(ii)(A)(1) of the Agreement is hereby deleted in its entirety and replaced with the following table:

Contract Year Ending December 15,	**Minimum Qualified Revenue**
2004	[***]
2005	[***]
2006	[***]
2007	[***]
2008	[***]

(ii) The table set forth in Section 1.04(ii)(A)(2) of the Agreement is hereby deleted in its entirety and replaced with the table set forth in Section 6(i) of this Second Amendment.

(iii) The table set forth in Section 1.04(ii)(B) of the Agreement is hereby deleted in its entirety and replaced with the following table:

Contract Year Ending December 15,	**Minimum Initial Product Revenue**

2004	[***]
2005	[***]
2006	[***]
2007	[***]
2008	[***]

(iv) In Contract Year 2006 and subsequent Contract Years, if a License has not issued for [***] Products on or before June 30 in any such Contract Year, the Minimum Qualified Revenue and Minimum Initial Product Revenue set forth in each table in paragraphs (i) through (iii) above shall be reduced by [***] for such Contract Year, in addition to any adjustment required under Section 6(v) below.

(v) In Contract Year 2006 and subsequent Contract Years, if a License has been issued for [***] Product on or before June 30 in any such Contract Year, the Minimum Qualified Revenue and Minimum Initial Product Revenue set forth in each table in paragraphs (i) through (iii) above shall be increased by [***] for such Contract Year, in addition to any adjustment required under Section 6(iv) above.

(vi) Distributor shall use its best efforts to maximize sales of Products during the term of the Agreement, in excess of the Minimum Qualified Revenue.

7. *Additional Prepayments; Take-or-Pay Obligations.* The Agreement is hereby amended to add the following new Section 3.04(iii):

3.04(iii)(A) For purposes of the Agreement, "*Contract Quarter*" shall mean the quarterly periods during each Contract Year beginning on December 16, March 16, June 16, and September 16. For purposes of this Agreement, Qualified Revenue for any Contract Year or Contract Quarter includes the Purchase Price of Products ordered by Distributor for delivery in such Contract Year or Contract Quarter, even if Diamond is unable to make timely delivery in such Contract Year or Contract Quarter.

(B) On or before the first day of each Contract Quarter in Contracts Years 2005 through 2009, inclusive, Distributor shall pay to Diamond an amount equal to [***], which amount shall be credited, effective upon issuance of Diamond invoices, against the invoice prices for Products to be shipped in such Contract Year (each, a "*Minimum Prepayment*"). Distributor shall not be required to make a Minimum Prepayment during a Shut Down Event.

(C) If Qualified Revenues are less than [***] in Contract Year 2005, then Distributor shall pay an amount equal to such shortfall to Diamond; provided, that Distributor shall not be obligated to make such payment if a Shut Down Event occurs during Contract Year 2005.

(D) If Qualified Revenues are less than [***] in any Contract Quarter during Contract Years 2006 through 2009, inclusive, then Distributor shall pay to Diamond an amount equal to such shortfall; provided, that Distributor shall not be obligated to make such payment for any Contract Quarter in which a Shut Down Event occurs or continues.

(E) Diamond shall be entitled to retain any portion of the Minimum Prepayments not credited to actual purchases of Products to satisfy Distributor's take-or-pay obligations in the preceding paragraphs (C) and (D). Distributor's obligation to make the take-or-pay payments pursuant to paragraphs (C) and (D) above shall be absolute, regardless of whether or not Distributor elects to make an Additional Payment or Additional Initial Product Payment to maintain its exclusivity under the Agreement and regardless of whether Distributor's exclusivity under the Agreement shall have terminated for any other reason.

8. *Price Adjustment [***].* Notwithstanding any provision of the Agreement (and its Exhibits) to the contrary, the price for [***] shall be increased as set forth on *Exhibit B* attached hereto, effective upon execution and delivery of this Second Amendment; provided, that the effective date of such price increase for [***] to be distributed in Africa shall be September 1, 2005.

9. *Returns.* Section 5.05 of the Agreement is hereby deleted in its entirety and shall be of no further force and effect, effective as of December 16, 2004; provided, that Distributor may return Products shipped during Contract Year 2004 in accordance with such Section 5.05 on or before December 15, 2004.

10. *Special Termination Right.* Section 6.04 of the Agreement is hereby redesignated as Section 6.05 and the

following new Section 6.04 is hereby added to the Agreement:

6.04 *Special Termination Right.* Diamond shall have the right, but not the obligation, to terminate this Agreement, effective as of December 15, 2010, upon at least 270 days prior written notice to Distributor; provided, that all of the following conditions have been met:

(i) a License has issued prior to the beginning of Contract Year 2008 with respect to monovalent and combination [***] Products;

(ii) a License has issued prior to the beginning of Contract Year 2008 with respect to a [***] Product;

(iii) a License has issued prior to the beginning of Contract Year 2008 with respect to [***];

(iv) Distributor has maintained its exclusive distribution rights in accordance with the terms of the Agreement for both Contract Years 2008 and 2009; and

(v) Distributor's aggregate, cumulative Qualified Revenue for Contract Years 2004 through 2009, inclusive, is less than [***].

11. The Agreement is hereby amended to add the following new Section 3.07 (see *Examples 1 and 2* of *Exhibit C*):

3.07 *[***] Compensation.* If a License is not issued for [***] on or before January 31, 2006, Diamond shall elect (the "*[***] Election*") to take one of the following actions for the benefit of Distributor, such election to be made at Diamond's sole discretion: (i) pay to Distributor monthly installments of [***] for each full or partial month after January 2006 in which a License has not issued, not to exceed 30 months ("*[***] Installments*"), or alternatively, (ii) grant to Distributor one additional month of exclusive distribution rights under this Agreement for each month after January 2006 in which a License has not issued, not to exceed 30 months ("*[***] Extension*"). Diamond shall make the [***] Election, if required, on or before the later of (x) 90 days after such License has issued or (y) July 31, 2007; provided, that if such License is not issued on or before July 31, 2007, the [***] Election shall be made on July 31, 2007. If Diamond elects to make the [***] Installments, the first such [***] installment shall be made on the first day of the month after Diamond makes the [***] Election and shall continue on the first day of each succeeding month until the number of installments payable under (i) above has been made. If Diamond elects to grant the [***] Extension, such additional months of exclusive rights shall begin on December 16, 2009 or, such earlier date, if any, on which Distributor's exclusivity rights would otherwise terminate under the terms and conditions of this Agreement. No Minimum Qualified Revenue requirement shall apply during the period of any [***] Extension.

12. *Reimbursement under [***] R&D Agreement.* For the purposes of Section 12(a) and (b), "*[***] Spending*" shall mean, as of a particular date, the lesser of (i) the [***] Expenditures (as defined in the [***] R&D Agreement) incurred as of such date, times [***] or (ii) [***].

(a) If a License has not issued for one or more of the [***] Products on or before June 15, 2008, Diamond shall pay to Distributor, in eighteen (18) equal and consecutive monthly installments beginning July 15, 2008 and ending December 15, 2009, an amount equal to one-half ($^1/_2$) of the [***] Spending as of June 15, 2008 (the "*Interim Reimbursement*").

(b) If a License has not issued for one or more of the [***] Products on or before December 15, 2009, Diamond shall pay to Distributor no later than January 1, 2010, an amount equal to one-half ($^1/_2$) of the [***] Spending as of December 15, 2009 less the Interim Reimbursement (the "*Final Payment*") (see *Example 3* of *Exhibit C*).

13. *Confidentiality of Agreement.* Notwithstanding any provision of the Agreement to the contrary, this Second Amendment shall be publicly available information for SEC filing, press release and other discussion purposes; provided, that the highlighted items set forth in *Exhibit D* attached hereto shall be redacted from any initial SEC filings and shall be deemed Confidential Information under Section 13.05 of the Agreement. The parties also agree to a press release to announce this Second Amendment, attached hereto as *Exhibit E.*

14. *Effect of Amendment.* This Second Amendment is hereby incorporated by reference into the Agreement as if fully set forth therein, the Agreement as amended by this Second Amendment shall continue in full force and effect following

execution and delivery hereof, and references to the term "Agreement" shall include this Second Amendment. In the event of any conflict between the terms and conditions of the Original Agreement or First Amendment and this Second Amendment, the terms and conditions of this Second Amendment shall control.

IN WITNESS WHEREOF, the parties have caused this Second Amendment be executed by their duly authorized representatives as of the date first written above.

DIAMOND ANIMAL HEALTH, INC.

By: /s/ JASON NAPOLITANO

JASON NAPOLITANO
Its: Chief Financial Officer

AGRI LABORATORIES, LTD.

By: /s/ STEVE SCHRAM

STEVE SCHRAM
Its: President/CEO

EXHIBIT A

AMENDED AND RESTATED PROMISSORY NOTE

$500,000.00

as of April 15, 2002
Des Moines, Iowa

FOR VALUE RECEIVED, the undersigned DIAMOND ANIMAL HEALTH, INC., an Iowa corporation ("***Maker***"), promises to pay to AGRI LABORATORIES, LTD., a Delaware corporation ("***Holder***"), or order, at such place as the Holder of this Note shall designate in writing, the sum of Five Hundred Thousand Dollars ($500,000.00) in lawful money of the United States of America. Beginning from the date hereof interest shall accrue until the effective date of that certain Second Amendment to the Distribution Agreement (defined below) on the outstanding principal balance at the "prime rate" plus one-quarter percent (1/4%) per annum and thereafter, at the "prime rate" plus one percent (1%) per annum. Accrued interest shall be paid quarterly on each quarterly anniversary of the date of this Note, and shall accrue based upon a thirty-day month and a 360-day year. Principal under this Note shall be paid in one annual installment on May 31, 2006.

All principal and any accrued but unpaid interest shall be due and payable on the maturity date of this Note.

Notwithstanding any provision of this Note to the contrary, all principal and unpaid accrued interest shall be due and payable on the ninetieth (90th) day following the date that either (i) Holder's exclusivity rights under that certain Amended and Restated Bovine Vaccine Distribution Agreement dated as of September 30, 2002, as amended (the "***Distribution Agreement***") are terminated due to Distributor's nonpayment of any Additional Payment under the Distribution Agreement or (ii) in the event of a merger, sale or fifty percent (50%) change in ownership of Maker.

The "prime rate" shall be the annual rate of interest announced from time to time by Wells Fargo Business Credit, Inc. ("***Wells Fargo***") as its prime rate. The interest accruing on the principal balance of this Note shall fluctuate from time to time concurrently with changes in the prime rate, effective as of the date any change in the prime rate is publicly announced. If Wells Fargo ceases to announce the prime rate, the prime rate as published in the Wall Street Journal in its "Money Rates" section or a similar financial publication shall be used, as reasonably determined by Maker.

Maker shall have the right at any time or from time to time to prepay all or a portion of the principal or interest without premium or penalty, and such prepayments shall be applied first to accrued interest and then to principal.

If default be made in the payment of any of the installments of principal, interest, or other amounts when due under this Note, the entire principal sum and accrued interest and all other amounts due hereunder shall become due at the option of Holder if not paid within ten (10) days of written notice to Maker.

In the event garnishment, attachment, levy or execution is issued against any substantial or material portion of the property or assets of Maker, or any of them if more than one, or upon the happening of any event which constitutes a default pursuant to the terms of any agreement or other instrument entered into or given in connection herewith, or upon the adjudication of Maker, or any of them if more than one, a bankrupt, such event shall be deemed a default hereunder and Holder may declare this Note immediately due and payable without notice to Maker or exercise any of its remedies hereunder or at law or equity. Should suit be brought to recover on this Note, or should the same be placed in the hands of an attorney for collection, Maker promises to pay all reasonable attorneys' fees and costs incurred in connection therewith.

Failure of Holder to exercise any option hereunder shall not constitute a waiver of the right to exercise the same in the event of any subsequent default, or in the event of continuance of any existing default.

Maker waives demand, diligence, presentment for payment, protest and notice of demand, protest, nonpayment and exercise of any option hereunder. Maker agrees that the granting without notice of any extension or extensions of time for payment of any sum or sums due hereunder, or for the performance of any covenant, condition or agreement hereof shall in no way release or discharge the liability of Maker hereof.

This Note shall be governed by the laws of the State of Iowa.

Time is of the essence of this Note and each and every term and provision hereof.

This Note is secured by that certain Security Agreement, dated as of even date herewith, by and between Maker and Holder. Debtor and its affiliates are parties to that certain Second Amended and Restated Credit and Security Agreement by and between Debtor and Wells Fargo Business Credit, Inc., fka Norwest Business Credit, Inc., a Minnesota corporation ("***Wells Fargo***"), originally dated June 4, 2000, as amended, that certain Loan Agreement dated as of April 4, 1994 and related Promissory Note between the City of Des Moines, Iowa and Debtor, as amended, and that certain CEBA Loan Agreement dated January 20, 1994 and related Promissory Notes between Iowa Department of Economic Development and Debtor, as amended (collectively, the "***Senior Loan Agreements***" and the lender parties thereto collectively, the "***Senior Lenders***"). This Note and Maker's obligations hereunder shall be junior and subordinated to all any and all indebtedness and obligations for borrowed money (including, without limitation, principal, premium (if any), interest, fees, charges, expenses, costs, professional fees and expenses, and reimbursement obligations) ("***Indebtedness***") at any time owing by Debtor to the Senior Lenders, their successors and assigns under the Senior Loan Agreements or otherwise, and the extension, renewal or refinancing (including without limitation any additional advances made in connection therewith) of all or any portion of such Indebtedness by any of the Senior Lenders or any successor lender and any and all security interests securing any portion of such Indebtedness and additional advances from time to time (such Indebtedness, additional advances and security interests, the "***Senior Indebtedness***"). Holder hereby agrees to take such actions, and to execute and deliver such documents and instruments, as shall be requested from time to time by any holder of Senior Indebtedness to confirm and further implement such subordination. In addition, this Note is subject to the terms and conditions of that certain Subordination Agreement dated as of even date herewith by and among Maker, Holder and Wells Fargo.

This Note replaces that certain Amended and Restated Promissory Note dated as of April 15, 2004 given by Maker to Holder.

THE PARTIES WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED ON OR PERTAINING TO THIS NOTE.

DIAMOND ANIMAL HEALTH, INC., an Iowa corporation, Maker

By /s/ JASON NAPOLITANO

JASON NAPOLITANO

Its: Chief Financial Officer

THIS INSTRUMENT IS SUBJECT TO THE TERMS OF A SUBORDINATION AGREEMENT BY AGRI

LABORATORIES, LTD. IN FAVOR OF WELLS FARGO BUSINESS CREDIT, INC. DATED AS OF APRIL 15, 2002.

EXHIBIT B

Pricing for [***]

[***]	[***]
[***]	[***]
[***]	[***]
[***]	[***]

EXHIBIT C

Calculation Examples

Example 1—Assume (i) a License for [***] Products is never obtained, (ii) Diamond elects, on July 31, 2007, to extend Distributor's exclusivity rights and (iii) Distributor's exclusivity rights are set to expire after December 15, 2009. In this example, Distributor would maintain an additional 30 months of exclusivity, or until June 15, 2011. Alternatively, if Diamond elects, on July 31, 2007, to make cash payments to Distributor, Diamond would make 30 consecutive monthly payments of [***] beginning on August 1, 2007 which would total [***].

Example 2—Assume (i) a License for [***] Products is obtained on June 15, 2007, (ii) Diamond elects, on September 13, 2007, to extend Distributor's exclusivity rights and (iii) Distributor's exclusivity rights are set to expire after December 15, 2009. In this example, Distributor would maintain an additional 17 months of exclusivity, or until May 15, 2011. Alternatively, if Diamond elects, on September 13, 2007, to make cash payments to Distributor, Diamond would make 17 consecutive monthly payments of [***] beginning on October 1, 2007 which would total [***].

Example 3—At June 15, 2008, [***] Spending is [***], and at December 15, 2009, [***] Spending is [***]. A License for the [***] Product has not been obtained by December 15, 2009. This is covered under Section 12(a) and (b). As a License for the [***] Product has not been obtained as of June 15, 2008, Diamond would begin to make Interim Reimbursement payments equal to [***] per month beginning on July 15, 2008 and ending on December 15, 2009 for a total of [***], such monthly payments calculated as one half of [***] Interim [***] Spending divided by 18. On January 1, 2010, Diamond would make the Final Payment to Distributor of [***], calculated as one half of [***] less the total amount of the Interim Reimbursement ([***]). In this example, Distributor collects [***] ([***] + [***]) or half of its original investment in the failed research project.

EXHIBIT D

Redacted Form of Second Amendment

EXHIBIT E

[PRESS RELEASE LOGO OF HESKA CORPORATION]

FOR IMMEDIATE RELEASE

At Heska Corporation:
Jason Napolitano, Executive Vice President & CFO
(970) 493-7272, Ext. 4105

Heska Corporation Announces Amended Agreement with AgriLabs

FORT COLLINS, CO, December 13, 2004—Heska Corporation (NASDAQ:HSKA) today announced that an amendment to the current distribution agreement with Agri Laboratories, Ltd., or AgriLabs, has been signed. Under the amendment, currently outstanding prepayments from AgriLabs will be considered an upfront fee and the pricing on certain products has been increased. AgriLabs' minimums to maintain exclusivity on certain bovine vaccines have been significantly reduced and no longer increase annually, although the minimums are subject to adjustment in certain circumstances.

Under the amendment, AgriLabs will continue to enjoy access to these bovine vaccines in the United States, Africa, China, Mexico and Taiwan to December 2013. Subject to minimum purchase requirements, AgriLabs' rights in these regions will be exclusive at least to December 2009 and could remain exclusive up to December 2013 based on other contractual arrangements. Heska will be free to sell these bovine vaccines to any party of its choosing in other regions of the world. AgriLabs will also maintain non-exclusive rights to these bovine vaccines in Canada to December 2009.

In addition, two separate research and development agreements have been signed with AgriLabs. These agreements specified risk sharing provisions where AgriLabs has agreed to fund the initial research and development expenditures, but will be entitled to certain additional product rights and/or reimbursement of expenditures under certain circumstances. The research and development programs are intended to enhance the quality of the current line of bovine vaccines.

"We are pleased we have found a mutually agreeable solution to this matter," said Robert Grieve, Heska's Chairman and CEO. "AgriLabs has been an excellent customer of ours in the past and we are happy we will continue to benefit from their livestock market expertise in the future."

"We have long been impressed with these vaccines, which we sell under our label and tradenames Titanium® and MasterGuard®", said Steve Schram, AgriLabs' President and CEO. "We are hopeful that the research and development agreements we have signed will allow us to maintain the leadership position we have established in the marketplace with these vaccines."

About Heska

Heska Corporation (NASDAQ: HSKA) sells advanced veterinary diagnostic and other specialty veterinary products. Heska's state-of-the-art offerings to its customers include diagnostic and monitoring instruments and supplies as well as single use, point-of-care tests, vaccines and pharmaceuticals. The company's core focus is on the canine and feline markets where it strives to develop high value products for unmet needs in veterinary medicine. For further information on Heska and its products, visit the company's website at www.heska.com.

About AgriLabs

AgriLabs, Ltd. is the largest private label marketer of veterinary vaccines and pharmaceuticals in the United States. AgriLabs is proficient in sales, marketing and technology transfer of current and future compounds or antigens for both food and companion animal markets. The AgriLabs distribution network of distributor owners is the largest in the United States and has the ability to efficiently reach the livestock and consumer marketplace through various veterinary, direct and retail channels. For additional information on AgriLabs and its products or distributors, visit the company website at www.agrilabs.com.

Forward-Looking Statements

This announcement contains express or implied forward-looking information about Heska's products, business relationships and research and development activities. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Heska's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Heska's achievement of these results may be affected by many factors, including among others, the following: uncertainties relating to reliance on the sales and marketing efforts of a third party, over which Heska has no direct control; competition; uncertainties regarding the outcome of research and development projects currently contemplated; delays in or failure to achieve market acceptance of any products resulting from such research and development activities; the failure of third party distribution network members who have purchased large quantities of Heska's products in the past to continue to do so in the future; uncertainties related to Heska's ability to obtain and maintain costly regulatory approvals for its products; uncertainties related to Heska's ability to successfully market and sell its current and any future products, including in nations where such products are not currently sold; reliance on key personnel; and the risks set forth in Heska's filings and future filings with the Securities and Exchange Commission, including those set forth in Heska's Annual Report on Form 10-K for the year ended December 31, 2003 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

###

QuickLinks

SECOND AMENDMENT TO AMENDED AND RESTATED BOVINE VACCINE DISTRIBUTION AGREEMENT

[***] — Certain information in this exhibit have been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

FIRST AMENDMENT
TO
AMENDED AND RESTATED
BOVINE VACCINE DISTRIBUTION AGREEMENT

This First Amendment ("Amendment") is entered into as of the 20th day of September, 2004 ("Effective Date") by and between **DIAMOND ANIMAL HEALTH, INC.**, an Iowa corporation with offices at 2538 Southeast 43rd Street, Des Moines, Iowa 50317 ("Diamond") and **AGRI LABORATORIES, LTD.**, a Delaware corporation, with offices at 20927 State Route K, St. Joseph, Missouri 64505 ("Distributor") as an amendment to that certain Amended and Restated Bovine Vaccine Distribution Agreement dated as of September 30, 2002 between Diamond and Distributor (the "Distribution Agreement").

WHEREAS, Diamond and Distributor are parties to the Distribution Agreement providing for the distribution of certain bovine antigens; and

WHEREAS, Distributor desires to make a prepayment to Diamond towards the purchase of Products and/or Initial Products for the Contract Year 2005, subject to the terms and conditions of this Amendment; and

WHEREAS, Distributor has requested and Diamond has agreed to assist in the development of a veterinary biological product based on [***] by entering into a separate Research, Development and License Agreement; and

WHEREAS, Distributor has requested that Diamond extend the date on which exclusivity will expire under the Distributor Agreement if Distributor fails to meet the Minimum Qualified Revenue or the Minimum Initial Product Revenue for Contract Year 2004, subject to the terms and conditions of this Amendment.

NOW, THEREFORE, the parties agree as follows:

1. Definitions. Capitalized terms used herein shall have the meanings ascribed to them in the Distribution Agreement, unless otherwise defined herein.

2. Prepayment. On or before September 21, 2004, Distributor shall prepay to Diamond [***], to be credited towards Distributor's purchase of Products in Contract Year 2005, payable by (i) check payable to Diamond in immediately available funds or (ii) wire transfer per Diamond's instructions (the "Prepayment"). In consideration of the Prepayment, Distributor shall be entitled to purchase Products in Contract Year 2005 with an aggregate list price of [***].

3. Extension of Exclusivity. Subject to Distributor's compliance with Section 2 of this Amendment, in the event that Distributor fails to meet the Minimum Qualified Revenue or the Minimum Initial Product Revenue for Contract Year 2004 and elects not to make the Additional Payment or the Additional Initial Product Payment required to maintain exclusivity pursuant to Section 1.04(ii) of the Distribution Agreement, respectively, by January 15, 2005, then notwithstanding any provision of Section 1.04 of the Distribution Agreement to the contrary, Distributor's exclusivity rights under Section 1.02 of the Distribution Agreement shall terminate on June 30, 2005, rather than January 15, 2005.

4. Effect of Amendment. This Amendment is hereby incorporated by reference into the Distribution Agreement as if fully set forth therein, and the Distribution Agreement as amended by this Amendment shall continue in full force and effect following execution and delivery hereof. In the event of any conflict between the terms and conditions of the Distribution Agreement and this Amendment, the terms and conditions of this Amendment shall control.

IN WITNESS WHEREOF, the parties have caused this First Amendment be executed by their duly authorized representatives as of the date first written above.

DIAMOND ANIMAL HEALTH, INC.

By: /s/ Jason Napolitano
Its: Chief Financial Officer

AGRI LABORATORIES, LTD.

By: /s/ Steve Schram
Its: CEO/President

<DOCUMENT>
<TYPE>EX-10
<SEQUENCE>3
<FILENAME>agri.txt
<DESCRIPTION>CONTRACT
<TEXT>

[* = CONFIDENTIAL TREATMENT REQUESTED]

AMENDED AND RESTATED
BOVINE VACCINE DISTRIBUTION AGREEMENT

This Agreement ("Agreement") is entered as of the 30th day of September, 2002 (the "Effective Date"), by and between DIAMOND ANIMAL HEALTH, INC., an Iowa corporation with offices at 2538 S.E. 43rd Street, Des Moines, Iowa, 50317, ("Diamond") and AGRI LABORATORIES, LTD., a Delaware corporation, with offices at 20927 State Route K, St. Joseph, Missouri, 64505 ("Distributor").

RECITALS

A. Diamond has the right to certain bovine antigens described in Exhibits attached hereto and certain USDA and other licenses (and applications therefor) for the manufacture of such antigens and the right to enter into this distribution agreement as to them.

B. Distributor desires to purchase Products from Diamond, to be marketed under private label brand names as Distributor deems appropriate pursuant to the terms of this Agreement.

C. Diamond and Distributor are parties to that certain Bovine Vaccine Distribution Agreement dated as of February 13, 1998 (the "Original Agreement"), as previously amended by that certain Amendment No. 1 dated July 13, 1998 ("Amendment No. 1"), that certain Amendment No. 2 dated as of December 13, 1999 ("Amendment No. 2"), that certain Amendment No. 3 dated as of July 12, 2001 ("Amendment No. 3"), and that certain Amendment No. 4 dated as of April 15, 2002 ("Amendment No. 4") (collectively, the "Prior Agreement").

D. Diamond and Distributor desire to amend and restate the Prior Agreement in accordance with the terms and conditions set forth in this Agreement, which amends, restates and supercedes the Prior Agreement in its entirety.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

SECTION 1. PRODUCTION, SALE AND DISTRIBUTION

1.01 Manufacture and Sale. Diamond agrees to manufacture and sell to Distributor, and Distributor agrees to purchase from Diamond, Products and additional products as referenced herein for distribution in the Territory pursuant to and in accordance with the terms and conditions of this Agreement.

1.02 Exclusivity. Distributor's distribution rights under this Agreement shall be exclusive worldwide for all Products identified on Exhibit A attached hereto and additional Products added pursuant to Section 2, except as set forth in this paragraph. Notwithstanding the foregoing, (i) Distributor's rights under this Agreement shall be non-exclusive for distribution in Canada for all Products; (ii) Distributor shall have no distribution rights outside the United States for any Products containing [***] antigens listed on Exhibit C, without the prior written consent and agreement of [***] (it being understood that Diamond does not have rights to such [***] antigens outside the United States); (iii) Distributor shall not have any right to distribute products consisting of the [***] antigens listed on Exhibit C in combination with any antigens other than the viral antigens listed on Exhibit A, without the prior written consent and agreement of [***]; (iv) Distributor acknowledges that [***] has exclusive rights to distribute in Canada the product combinations (and lesser fallout products containing [***] antigens) described in Exhibit C; (v) Diamond and its Affiliates may sell, have sold and otherwise distribute to [***] without restriction the individual [***] antigens listed in Exhibit C; (vi) Diamond and its Affiliates may sell, have sold and otherwise distribute to [***] without restriction the individual antigens and monovalent vaccines (i.e., a vaccine containing a single bovine antigen) listed on Exhibit B; and (vii) Diamond and its Affiliates may sell, have sold and otherwise distribute to [***] without any restriction biological veterinary products containing antigens specified in Exhibit D to be used in solid dose configurations or using [***] technologies.

It is furthermore recognized by the parties hereto that the parties will make good faith efforts to hereafter negotiate fair and equitable agreements as between them for the sale of bulk antigens to other vaccine companies which sales should be included in the Qualified Revenue requirements as set forth in Section 1.04(ii). If the parties hereto cannot agree for the sale of Bulk Antigens to other vaccine companies, then Diamond shall be prohibited from making any Bulk Sales, except as set forth in Section 1.02.

1.03 Territory. Distributor is authorized to sell, have sold and otherwise distribute Products and additional products added pursuant to Section 2 hereafter collectively referred to as "All Products" worldwide, limited only as provided in Section 1.02. Diamond acknowledges that Distributor has satisfied the registration and marketing requirements set forth in Section 1.02 of the Original Agreement for establishing exclusivity rights in all foreign markets under Section 1.02 of this Agreement. If Diamond receives an opportunity to sell Products in any foreign jurisdiction(s) where Distributor does not have Product registration, then Diamond shall notify Distributor of its intent to pursue said opportunity in writing (the "Foreign Notice"). Upon Distributor's receipt of the Foreign Notice, Distributor shall have thirty (30) days to respond in writing to Diamond of its acquiescence to Diamond pursuing said opportunity.

1.04 Purchase of Requirements; Minimum Purchases.

(i) Requirements. Distributor agrees to purchase its total requirements of Products from Diamond for bovine veterinary biologic products of the type described on Exhibit A but only to the extent Diamond has the Products reasonably available for Distributor's delivery directions that conform to Section 4 hereof. Distributor may purchase any additional requirement from any source, but only during such period that Diamond is unable to meet such requirements and the reasonable costs thereof shall be included in Minimum Qualified Revenues and to the extent contemplated by Section 13.08, Minimum Initial Product Revenue, for purposes of Section 1.04(ii)(A) and Section 1.04(ii)(B), respectively.

(ii) Minimums.

(A) All Products.

(1) During the term of this Agreement Distributor shall cause the Qualified Revenues for each Contract Year to equal or exceed the following amounts (the "Minimum Qualified Revenue"):

<table>
<caption>

Contract Year Ending December 15,	Minimum Qualified Revenue
<s>	<c>
2002	$[***]
2003	$[***]
2004	$[***]
2005	$[***]
2006	$[***]
2007	$[***]
2008	$[***]
2009	$[***]
2010	$[***]
2011	$[***]
2012	$[***]
2013	$[***]

</table>

provided, however, that Distributor may permit the Qualified Revenues to be less than the Minimum Qualified Revenue in any Contract Year and in lieu thereof pay to Diamond an amount ("Additional Payment") equal to (x) the difference between such Minimum Qualified Revenue and the actual Qualified Revenues for such Contract Year, multiplied by (y) the Contract Year Factor. If an Additional Payment is due hereunder for any Contract Year, and not paid by Distributor within (30) days after the end of such Contract Year, Distributor's exclusivity rights under Section 1.02 of this Agreement shall automatically terminate with respect to all Products; provided, however, that nothing in this Agreement shall impair or terminate Distributor's exclusivity rights with respect to any antigens supplied to Diamond by Distributor or through Distributor's agreements with third party suppliers of antigens and included in Products. Distributor's distribution rights shall then continue on a non-exclusive basis consistent with the terms of this Section, subject to all the remaining terms of this Agreement not inconsistent therewith, which shall remain in full force and effect.

(2) Notwithstanding Section 1.04(ii)(A)(1), however, the Minimum Qualified Revenue shall be equal to the following amounts during any Sterile Filled Facility Period for purposes of determining Distributor's exclusivity rights and applicable Additional Payment amounts under Section 1.04(ii)(A)(1):

<table>
<caption>

Contract Year Ending December 15,	Minimum Qualified Revenue
<s>	<c>
2005	$[***]
2006	$[***]
2007	$[***]
2008	$[***]
2009	$[***]
2010	$[***]
2011	$[***]
2012	$[***]
2013	$[***]

</table>

provided, however, that the Minimum Qualified Revenue amount specified in the foregoing table for the first Contract Year of any Sterile Filled Facility Period shall be prorated based on the number of days in such Contract Year remaining after the commencement of the Sterile Filled Facility Period. Diamond shall have the right, but not the obligation, in its discretion, to develop a Sterile Filled Facility at any time during the term of this Agreement. This Section shall not be construed as notice by Diamond to Distributor of its intention to develop a sterile filled facility under Section 13.17 of this Agreement.

(B) Initial Products. During the term of this Agreement, Distributor shall cause the Initial Product Qualified Revenues for each Contract Year to equal or exceed the following amounts ("Minimum Initial Product Revenue"):

Contract Year Ending December 15,	Minimum Initial Product Revenu
2002	$[***]
2003	$[***]
2004	$[***]
2005	$[***]
2006	$[***]
2007	$[***]
2008	$[***]
2009	$[***]
2010	$[***]
2011	$[***]
2012	$[***]
2013	$[***]

Notwithstanding the foregoing, however, Distributor may permit the Initial Product Qualified Revenues to be less than the Minimum Initial Product Revenue in any Contract Year and in lieu thereof pay to Diamond an amount ("Additional Initial Product Payment") equal to (x) the difference between such Minimum Initial Product Revenue and the actual Initial Product Qualified Revenues for such Contract Year, multiplied by (y) the Contract Year Factor. If an Additional Initial Product Payment is due hereunder for any Contract Year, and not paid by Distributor within thirty (30) days after the end of such Contract Year, Distributor's exclusivity rights under Section 1.02 of this Agreement shall automatically terminate with respect to all Initial Products (but not other Products, subject to Section 1.04(ii)(A) of this Agreement). Distributor's distribution rights shall then continue with respect to all Initial Products on a non-exclusive basis consistent with Section 1.04(ii)(A) subject to all the remaining terms of this Agreement not inconsistent therewith, which shall remain in full force and effect.

(C) Counting Revenues. Qualified Revenues attributable to Initial Products and counted for purposes of Section 1.04(ii)(B) of this Agreement shall also count for purposes of determining Minimum Qualified Revenues under Section 1.04(ii)(A) of this Agreement. Any Additional Initial Product Payment paid for any Contract Year shall be credited against Distributor's obligation to pay an Additional Payment pursuant to Section 1.04(ii)(A) of this Agreement for such Contract Year (but not for any other Contract Year). An example of these calculations is set forth in Exhibit E to this Agreement.

1.05 Responsibilities of Distributor; Diamond Technical Support. Distributor shall use reasonable efforts to market and sell Products in the Territory and shall adhere to reasonable industry practice in connection therewith. Distributor shall be responsible, at its sole expense, for advertising and promotion, technical support and customer service. At Distributor's request, Diamond shall provide reasonable technical support for Distributor's marketing, sales and customer service efforts, and shall pay the support costs thereof.

1.06 Registration and Licensing. Diamond shall use reasonable efforts to obtain Licenses in the United States with respect to all Products and will pay all Registration Costs associated with obtaining and maintaining such Licenses, except as set forth in Section 2.02. Diamond will use reasonable efforts to assist Distributor in the registration of Products (bulk or packed form) outside the United States at Distributor's expense. Distributor shall pay all Registration Costs associated with obtaining and maintaining any Licenses required in the Territory outside the United States and said cost shall be included in the Qualified Revenue requirements as set forth in Section 1.04(ii)(A) and, to the extent contemplated by Section 13.08, the requirements of Section 1.04(ii)(B).

1.07 Specifications. Diamond and Distributor agree that all Products will be manufactured in accordance with the Specifications and applicable USDA regulations. The Specifications may be changed at any time by mutual agreement of the parties, subject to applicable regulatory requirements, notices and approvals. Any disagreement concerning revisions to the Specifications shall be first addressed by mutual discussion and negotiation. Except to the extent the parties may otherwise agree in writing, any increases in costs resulting from Specification changes (including, but not limited to, those relating to packaging and raw materials) may be reflected in a direct cost increase to the Purchase.

1.08 Labeling: Trademarks. Diamond shall affix labeling to all Products, such labeling to bear one or more Distributor trademarks, as specified in writing by Distributor. Nothing contained herein shall give Diamond any right to use any Distributor trademark except on all Products manufactured and delivered for Distributor. Diamond shall not obtain any right; title or interest in any Distributor trademark by virtue of this Agreement Distributor shall not use, nor shall Distributor obtain any right, title or interest in, any Diamond trademark or any [***] trademark, including without limitation "Pneumo-Star," "Somnu-Star" and "Somnu-Star PH." All Product labeling shall in addition to the Distributor trademark, -- contain the notation "Manufactured by Diamond Animal Health, Inc." with its address, or such similar notation as may be necessary or advisable under applicable law, and shall contain the notation "Distributed by Agri Laboratories, Inc.," with its address. Distributor shall cause All Product labeling to contain only such claims as are permitted under applicable Licenses for such Products and to otherwise comply with applicable law. All labeling and packaging of All Products shall be subject to the prior written approval of both parties, which shall not be unreasonably withheld. Diamond will order quantities of labeling and packaging sufficient to perform its obligations hereunder in its reasonable discretion. Distributor shall be responsible for the costs of developing and changing packaging for All Products, including costs of obsolete labeling and packaging due to changes requested by Distributor but only those occurring after initial License for the same. Furthermore, Diamond shall be responsible for the cost occasioned by any changes required by a government agency.

1.09 Location of Manufacture. All Products shall be manufactured by Diamond at its plant located in Des Moines, Iowa.

1.10 [***]

(i) [***]

(ii) [***]
(A) [***]

(B) [***]
(C) [***]
(D) [***]
(E) [***]

SECTION 2. ADDITIONAL PRODUCTS

2.01 Additional Products. At Distributor's request, additional Products may be added to Exhibit A to this Agreement, providing for additional combinations of the antigens listed in Exhibit A and/or combinations of such antigens and new antigens specified by Distributor. Diamond shall have the right, in its discretion, to approve or disapprove any such additional Products and if approved, to establish reasonable Purchase Prices therefor. Any such approved additional Products and the Purchase Prices therefor shall be set forth in an amended Exhibit A signed by both parties to be collectively known as "All Products". Any such approved additional Product shall be included in the requirements of Section 1.04 (ii)(A) and, to the extent contemplated by Section 13.08, the requirements of Section 1.04(ii)(B).

2.02 Registration Costs: Ownership. Distributor shall advance to Diamond the Registration Costs for any additional Products approved pursuant to Section 2.01, which are added at Distributor's request. Each of Distributor and Diamond shall retain ownership of any antigens it supplies for any such additional Products and the addition of additional Products to Exhibit A shall not be deemed to transfer any right, title, interest or license in or to the antigens supplied by either party to the other party for such Products, except as necessary to manufacture and sell Products under this Agreement. Each of Distributor and Diamond shall retain joint ownership of any jointly produced antigens developed by the parties hereto, and the addition of said Products to Exhibit A shall not be deemed to transfer any right, title, interest or license in or to the jointly developed antigens or Products, except as necessary to manufacture and sell Products under this Agreement. It is contemplated that a separate agreement would be entered into for the joint development of antigens or Products between the parties hereto.

2.03 Additional Products Previously Added to Agreement. Distributor and Diamond acknowledge and agree that certain additional Products identified in Appendix 1 (but not other Products) shall be subject to the respective terms and conditions set forth in such Appendix, which are incorporated by reference in this Agreement.

SECTION 3. PRICE; PAYMENT; LOAN

3.01 Purchase Prices. Distributor agrees to purchase the Products at prices shown in Exhibit A hereto, subject to adjustment from time to time as specified below (the "Purchase Price"). All prices are F.O.B. Diamond's manufacturing plant and are exclusive of taxes, freight and insurance, if any, which shall be invoiced to and paid by Distributor.

3.02 Annual Price Adjustment. Purchase Prices for each Product set forth in Exhibit A shall be in effect for Products having specified delivery dates during Contract Years [***] and [***]. Purchase Prices to be in effect for Products to be delivered in each subsequent Contract year shall be negotiated by the parties in good faith, taking into account factors including, but not limited to, cost changes, volume changes and plant utilization. In the event that Purchase Price changes are not agreed upon as a result of such good faith negotiations, then the Purchase Prices in effect for the preceding Contract Year shall remain in effect.

3.03 Cost Increases. Diamond may also notify Distributor in writing during any Contract Year of any cost increases for raw materials and packaging components for All Products to the extent such increases, individually or in the aggregate, would cause total finished cost of goods of such Product to increase by more than 2%. Upon Distributor's request, Diamond will furnish reasonable supporting documentation therefor. Upon such notification, the parties shall negotiate in good faith to adjust the applicable Purchase Prices to account for such increases. In the event that Purchase Price changes are not agreed upon as a result of such good faith negotiations, then the Purchase Prices then in effect shall remain in effect.

3.04 Payment Terms.

(i) In General. Diamond shall notify Distributor of the date when Products are ready for shipment. Diamond shall invoice the Distributor for Products on the later of (i) the date Diamond notifies Distributor that the Products are ready for shipment or (ii) the delivery date specified in Distributor's purchase order accepted by Diamond. Diamond shall invoice Distributor for the Additional Payment, if any, within thirty (30) days after the end of any Contract Year for which it is due. Diamond shall invoice Distributor for Registration Costs, Support Costs and other amounts payable by Distributor under this Agreement, if applicable, monthly as incurred. Payment terms shall be net 30 days from the date of each such invoice. An interest charge of one and one-half percent (1 1/2%) per month or portion of a month shall be charged for late payments. Diamond shall be entitled to place Distributor on shipment hold and otherwise suspend performance under this Agreement if Distributor shall be materially late or in default of its payment obligations.

(ii) Prepayments. On or before [***], Distributor shall pay to

Diamond an amount equal to [***], which amount shall be credited against the invoice prices for Products to be shipped on or after October 1, 2003. On or before [***], Distributor shall pay to Diamond an amount equal to (A) [***], minus (B) the quotient determined by dividing (x) the amount, if any, by which Qualified Revenues for Contract Year 2003 exceeded the Minimum Qualified Revenue for Contract Year 2003, if any, by (y) [***] (the "2004 Prepayment"). The 2004 Prepayment shall be credited against the invoice prices for Products to be shipped on or after October 1, 2004.

3.05 Packaging. Purchase Prices include packaging for bulk palletized shipment for Distributor by common carrier for next-day delivery. Distributor shall pay to Diamond the additional charges for labor and materials costs for special or additional packaging or shipping requested by Distributor.

3.06 Distributor Loan to Diamond.

(i) The parties acknowledge that pursuant to Amendment No. 4, Distributor advanced to Diamond an amount equal to One Million Dollars ($1,000,000.00) ("Loan Proceeds") as a loan ("Loan") on the terms and conditions of a promissory note dated as of April 15, 2002 (the "Original Note"). Upon execution and delivery of this Agreement, the parties shall cancel the Original Note and execute and deliver a substitute note in the form attached hereto as Exhibit F (the "New Note") to evidence the Loan. The Original Note is secured, and the New Note shall be secured, by a subordinated security interest in certain assets of Diamond on the terms and conditions of that certain security agreement dated as of April 15, 2002 (the "Security Agreement"), those certain mortgages dated as of April 15, 2002 ("Mortgages") and that certain subordination agreement dated as of April 15, 2002 (the "Subordination Agreement") (the Security Agreement, Mortgages and Subordination Agreement collectively referred to as the "Security Documents").

(ii) Distributor acknowledges that Diamond has supplied the receipts required by Amendment No. 4 evidencing that Diamond has applied the Loan Proceeds toward the uses set forth on Exhibit G attached hereto.

(iii) Diamond agrees to obtain lien releases from all contractors, subcontractors or vendors who provide services and/or materials in accordance with Exhibit G. In the event any lien is filed against the property secured by the Security Agreement and Mortgages, Distributor shall have the right to pay said lien amount and seek immediate repayment of said amount with interest at the statutory rate from Diamond. Diamond hereby agrees to indemnify and hold

Distributor harmless for any and all claims by contractors, subcontractors and vendors providing services to Diamond for the improvements listed on Exhibit G.

SECTION 4. FORECASTS; ORDER PROCEDURES; DELIVERIES

4.01 Firm Orders. Except to the extent that the parties otherwise agree in writing with regard to a particular order, Distributor shall submit to Diamond a firm written purchase order or orders specifying the types, quantities and delivery dates and instructions of Products that it desires to purchase at least five (5) months prior to the requested delivery date(s). Diamond will review each purchase order within five (5) business days of receipt and either issue in writing its confirmation or its proposal for changes and modifications for delivery to accommodate, to the extent reasonable, Diamond's scheduling requirements. Diamond will use reasonable commercial efforts to accommodate and to minimize changes and modifications to the delivery dates requested by Distributor. Each purchase order shall be binding on Distributor upon written confirmation by Diamond or, if Diamond has made a proposal for changes or modifications to delivery, upon Distributor's written acceptance of such changes or modifications; provided, that no material modification or change will become effective after confirmation without the written approval of both parties. Diamond agrees that with respect to Products covered by a purchase order confirmed by it in writing, the Products shall be available for shipment on the specified delivery dates, except to the extent it is prevented from doing so due to conditions beyond its reasonable control as provided in Section 8. The applicable delivery schedules shall be suspended during any period that Products have been selected for testing by a regulatory authority.

4.02 Standard Batch Size. Distributor will order Products in standard batch sizes as shown on Exhibit A. If specified order amounts for Distributor would result in a batch which is thirty percent (30%) or more below the applicable standard batch size set forth in Exhibit A, Diamond will so notify Distributor and at Distributor's option (i) the parties will mutually agree to an increased Purchase Price for such Products; (ii) Distributor will agree to accept and pay for the entire standard batch size of the ordered Products or (iii) Distributor may submit a revised purchase order for a quantity of Products within the permitted parameters.

4.03 Forecasts. Within fifteen (15) days after the first day of each calendar quarter during the term of this Agreement, Distributor will furnish Diamond a revised written forecast of the quantities and types of Products that the Distributor anticipates it will order from Diamond during each month of the succeeding twelve (12) month period. Such forecasts will not be deemed binding commitments, but are for the purpose of enabling Diamond to more effectively schedule the use of its facilities.

4.04 Delivery; Title. Diamond shall ship the Products at the Distributor's expense and in accordance with Distributor's written instructions. Written shipping instructions shall be provided by Distributor in each purchase order or not later than two (2) days prior to the specified delivery date. Title and risk of loss of the Products shall pass to the

Distributor upon receipt of the Products at the location directed by Distributor.

4.05 Warehousing. Diamond agrees to store the Products as required by the Distributor for a period of not to exceed thirty (30) days from the later of (i) the date Diamond notifies Distributor the Products are ready for shipment or (ii) the delivery date specified in Distributor's purchase order accepted by Diamond. With respect to Products that are not picked up by the common carrier designated by Distributor's shipping instructions within thirty (30) days from the date Diamond notifies Distributor the Products are ready for shipment, Diamond shall charge a warehousing fee of one and one-half percent (1 1/2%) of the invoice amount per month or portion thereof until such Products are shipped.

4.06 Order of Precedence. In the event of conflict between the typewritten terms of Distributor's purchase orders and the terms and conditions of this Agreement, the order of precedence shall be first, the typewritten terms of Distributor's accepted purchase orders and then this Agreement. All other terms and conditions contained in Distributor's and Diamond's standard form purchasing and selling documents shall be disregarded.

SECTION 5. LABEL CODES: QUALITY ASSURANCE; DATING

5.01 Label Codes. Diamond shall code all labels affixed to each unit of the packaged Products to identify the Product batch. Distributor shall not remove or obliterate label codes or patent marking on any Products.

5.02 Product Analysis. Prior to shipping any Product for the Distributor, Diamond shall analyze the Product for the purpose of determining whether it conforms with the Specifications.

5.03 Audit. Once during each Contract Year, Diamond shall provide to Distributor reasonable access, during normal business hours, upon reasonable notice to Diamond's manufacturing facilities to permit Distributor to examine, audit and copy Diamond's records with respect to manufacture, quality control and regulatory compliance of the Products, at Distributor's sole expense. Such audit rights shall not extend to financial and other records of Diamond not pertinent hereto.

5.04 Dating. Unless otherwise approved by Distributor prior to shipment, Products will have a dating at time of shipment as follows; provided, that in the event that retesting is required for a Product, the minimum dating otherwise required shall be reduced by a period of sixty (60) days:

(i) Products released for sale with twenty-four (24) months dating will be shipped for Distributor with a minimum of twenty (20) months dating remaining.

(ii) Products released for sale with eighteen (18) months dating will be shipped for Distributor with a minimum of fourteen (14) months dating remaining.

(iii) Products released for sale with twelve (12) months dating will be shipped for Distributor with a minimum of eight (8) months dating remaining.

5.05 Outdates. Should Product remain undistributed beyond the date permitted by regulation or other government agency requirement, Diamond will accept redelivery to it at Distributor's shipping costs, with Distributor to receive credit for same at the price paid to Diamond up to a maximum cumulative credit of 1% of the aggregate Purchase Prices of the products ordered for shipment within a Contract Year, to be included in the calculation of the Qualified Revenue Requirement in Section 1.04(A) and, to the extent contemplated by Section 13.08, the requirements of Section 1.04(ii)(B). Diamond agrees to destroy said returned Product at its cost and in compliance with all regulatory requirements.

SECTION 6. TERM; TERMINATION

6.01 Term. The initial term of this Agreement shall be for a period commencing on the Effective Date and ending on December 15, 2013. This Agreement shall automatically renew thereafter for additional renewal terms of one year each, unless either party gives at least twelve (12) months prior written notice to the other that it does not wish to renew this Agreement.

6.02 Extension Fee Paid to Diamond. The parties acknowledge that pursuant to Amendment No. 4, Distributor paid in full to Diamond an amount equal to [***] as a non-refundable fee for extending the term of this Agreement.

6.03 Termination for Breach. Subject to the provisions of Section 8, if either party shall breach any material obligation required under this Agreement the other party may give written notice of its intention to terminate this Agreement describing in reasonable detail the breach. If the breaching party fails to remedy such material breach within thirty (30) days (ninety (90) days in the case of any failure by Diamond to deliver any Product) following such written notice, or if such breach is not reasonably capable of cure within such thirty (30)-day or ninety (90)-day period, as the case may be, and the breaching party fails to commence cure procedures within such thirty (30)-day or ninety (90)-day period and diligently prosecute such procedures until the breach is cured, then the non-breaching party may, in addition to all other remedies available at law or in equity, terminate this Agreement forthwith upon written notice.

6.04 Performance on Termination. Upon termination of this Agreement, (i) Products manufactured pursuant to confirmed purchase orders shall be delivered no later than the requested delivery dates in the approved purchase order and Distributor shall pay Diamond therefor as provided in Section 3.04 (provided, that prepayment shall be required upon termination due to Distributor's payment default); (ii) all raw materials furnished by Distributor shall be returned at Distributor's expense; and (iii) all reasonable costs of unused raw materials, containers, labeling and packaging previously ordered by Diamond in its reasonable discretion and not reusable for other purposes by Diamond shall be paid by Distributor.

SECTION 7. REPRESENTATIONS AND WARRANTIES; NOTIFICATIONS

7.01 Of Diamond. Diamond represents and warrants to Distributor that:

(i) the Products delivered to Distributor hereunder shall conform to the Specifications and all other requirements and shall be free from material defects in workmanship and materials through their respective expiration dates;

(ii) the execution and delivery of this Agreement by Diamond, and the performance of its obligations hereunder, do not require the consent of any third party and will not violate, with or without notice, the lapse of time or both, any agreement, contract, license or permit to which Diamond is a party or its organizational documents; and

(iii) prior to delivery of any Product hereunder it will have, and will thereafter maintain, all required manufacturing establishment designations, permits and Licenses required to perform its obligations with respect to such Product under this Agreement.

7.02 Of Distributor. Distributor represents and warrants to Diamond that:

(i) the execution and delivery of this Agreement by Distributor, and the performance of its obligations hereunder, do not require the consent of any third party and will not violate, with or without notice, the lapse of time or both, any agreement, contract, license or permit to which Distributor is a party or its organizational documents; and

(ii) it has, and will maintain, all permits and licenses required to perform its obligations under this Agreement and Products distributed hereunder will bear labels conforming to the requirements of this Agreement.

7.03 Non-Conforming Products. The Distributor shall have 30 days after receipt of the Product to inspect the Product for gross visual defects and reject the same. If the Product is rejected, written notice must be given to Diamond no later than 30 days after receipt by the Distributor. The parties within 30 days after rejection will endeavor in good faith negotiations to determine whether or not the Product conforms to Diamond's warranties. If the parties conclude it does conform, it will be treated as conforming in all respects under this Agreement with time requirements to be adjusted to cover the time required by this process. If the parties conclude it does not conform with Diamonds warranties in Section 7.01(i), at the Distributor's option, (i) Diamond shall be relieved of any obligation to deliver any Product with respect to the non-conforming shipment and in such case Diamond shall credit against future purchases by Distributor the purchase price of such non-conforming Product paid by Distributor together with any shipping costs paid by the Distributor for delivery of such non-conforming Product, or (ii) Diamond shall replace the non-conforming Product with substitute Product which conforms with said warranties, within the time agreed to by both parties, in which case the Distributor shall pay to Diamond amounts in accordance with Section 3 hereof based on the substitute shipment, net of the purchase price and shipping costs, if any, previously paid by Distributor for such non-conforming Products. The non-conforming Product shall become the property of and be returned to Diamond at Diamond's expense. Diamond shall dispose of such Product at its own expense according to all appropriate regulations. The Purchase Price of non-conforming product shall be treated as Minimum Qualified Revenue in the Contract Year the product is ordered for shipment.

7.04 Recall. Diamond shall replace Product at no cost to the Distributor to complete any Product recall or stop-sale required by a subsequent determination that the Product (i) was not produced in accordance with Specifications when released to the Distributor, (ii) failed to remain in compliance with Specifications through the dating period of such Product, (iii) contained any material defect in workmanship and materials not detectable by Distributor's inspection testing, or (iv) was not produced in compliance with applicable USDA regulations. The reasonable costs of any such recall or stop-sale shall be borne by Diamond. Any such recall or stop-sale shall be conducted in accordance with USDA Veterinary Services Memorandum No. 800.57 or any successor regulations. The Distributor shall be responsible for all other recalls related to marketing, handling or storage of Product by Distributor or its agents, including voluntary recalls made by Distributor. Minimum Qualified Revenue and, to the extent contemplated by Section 13.08, Minimum Initial Product Revenue, for any Contract Year shall include the Purchase Price for product recalled under the first sentence of this Section 7.04.

7.05 Exclusive Remedy. THE REMEDIES DESCRIBED IN THIS AGREEMENT ARE EXCLUSIVE AND IN LIEU OF ANY OTHER REMEDY DISTRIBUTOR WOULD OTHERWISE HAVE AGAINST DIAMOND WITH RESPECT TO DEFECTIVE PRODUCTS OR ANY BREACH OF DIAMOND'S LIMITED WARRANTY UNDER SECTION 7.01(i) OF THIS AGREEMENT; PROVIDED, THAT THIS SECTION SHALL NOT LIMIT DIAMOND'S INDEMNITY OBLIGATION SET FORTH IN SECTION 11 WITH RESPECT TO THIRD PARTY CLAIMS.

7.06 Limitations.

(i) EXCEPT AS EXPRESSLY SET FORTH IN THIS SECTION 7, DIAMOND MAKES NO WARRANTIES, EXPRESSED OR IMPLIED, CONCERNING TECHNOLOGY, GOODS, SERVICES, RIGHTS OR THE MANUFACTURE, AND SALE OF PRODUCTS, AND HEREBY DISCLAIMS ALL WARRANTIES, INCLUDING WITHOUT LIMITATION ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR USE OR PURPOSE OR NONINFRINGEMENT WITH RESPECT TO ANY AND ALL OF THE FOREGOING.

(ii) IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY OR ANY THIRD PARTY FOR LOST PROFITS, LOSS OF GOODWILL, OR ANY SPECIAL, INDIRECT, CONSEQUENTIAL OR INCIDENTAL DAMAGES, HOWEVER CAUSED, ARISING UNDER ANY THEORY OF LIABILITY. THIS LIMITATION SHALL APPLY EVEN IF A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, AND NOTWITHSTANDING ANY FAILURE OF ESSENTIAL PURPOSE OF ANY LIMITED REMEDY.

(iii) THE WARRANTY IN SECTION 7.01(i) WILL NOT APPLY TO THE EXTENT OF ANY DEFECTS CAUSED BY IMPROPER OR INADEQUATE HANDLING OR STORAGE OF PRODUCTS AFTER SHIPMENT BY DIAMOND OR FAILURE OF ANY RAW MATERIALS SUPPLIED BY DISTRIBUTOR.

7.07 Notifications.

(i) Of Diamond. Diamond agrees that it will promptly notify the Distributor in writing of any contact, claim or other communication by any entity or agency that relates to, or may relate to, Diamond's ability to perform its responsibilities herein. Any communication (other than routine regulatory filings, notices and reports and other non-adverse communications), either initiated by Diamond or by the USDA, that references a Product in this Agreement or the submission of any such Product will immediately be brought in writing to the attention of the Distributor.

(ii) Of Distributor. Distributor agrees that it will promptly notify Diamond in writing of any contact, claim or other communication by any entity or agency that relates to, or may relate to, Distributor's ability to perform its responsibilities herein. Any communication (other than routine regulatory filings, notices and reports and other non-adverse communications), either initiated by Distributor or by the USDA, that references a Product in this Agreement or the submission of any such Product will immediately be brought in writing to the attention of Diamond.

SECTION 8. FORCE MAJEURE

8.01 Force Majeure. No party shall be held liable or responsible for failure or delay in fulfilling or performing any obligation of this Agreement in case such failure or delay is due to Acts of God, strikes or other labor disputes, governmental regulations or actions (not otherwise the responsibility of the parties), inability to obtain material, labor, equipment or transportation, or any other condition beyond the reasonable control of the affected party, provided such party has taken reasonable steps to avert such causes or conditions. Each party agrees to give the other party prompt written notice of the occurrence and the nature of any such condition or act, and the extent to which the affected party will be unable to fully perform its obligation hereunder. Each party further agrees to use all reasonable efforts to correct the condition as quickly as possible.

8.02 Right to Terminate. If, as a result of causes or conditions described in this Section, either party is unable to perform substantially all of its material obligations hereunder for any consecutive period of three (3) months, the other party shall have the right to terminate this Agreement upon at least thirty (30) days prior written notice.

SECTION 9. CONFIDENTIAL INFORMATION

9.01 Non-Disclosure. All Confidential Information disclosed hereunder shall remain the property of the disclosing party and shall be maintained in confidence and not disclosed by the receiving party to any person except to officers, employees, and consultants to whom it is necessary to disclose the information for the purpose of performing and enforcing this Agreement. Each party shall take all steps it would normally take to protect its own Confidential Information to ensure that the received Confidential Information shall be maintained in confidence and not disclosed, but in no event less than reasonable care.

9.02 Use. Unless otherwise agreed in writing, all Confidential Information disclosed hereunder shall be used by the parties only pursuant to and in accordance with this Agreement.

9.03 Exceptions. The obligations of Diamond and Distributor under this paragraph shall not apply to:

(i) Information which, at the time of disclosure, is in the public domain or thereafter comes within the public domain other than as a result of breach of this Agreement; or

(ii) Information which either party can establish was in its possession at the time of disclosure; or

(iii) Information which was received from a third party not under an obligation of confidentiality; or

(iv) Information which either party can establish was independently developed without reference to the information received hereunder.

9.04 Termination: Survival. Upon termination of this Agreement, Diamond and Distributor agree upon written request to return to the other all written or other physical embodiments of the other's Confidential Information, except for one record copy. The obligations under this paragraph shall be binding on any affiliate, parent, subsidiary, successor or assign of Diamond or Distributor as if a party to the Agreement. The obligations of confidentiality and non-use of the Confidential Information under this Agreement shall, continue throughout the term of this Agreement and for a period of two (2) years following the termination or expiration of this Agreement.

9.05 Confidentially of Agreement. Except to the extent required by law, neither party shall disclose to third parties the terms of this Agreement or the negotiations giving rise to this Agreement. If either party ("Disclosing Party") determines that it is required by law to disclose any provisions of this Agreement, it will provide reasonable notice to the other party ("Non-Disclosing Party") and will consult and cooperate with the Non-Disclosing Party, to permit the Non-Disclosing Party to seek a protective order or other confidential treatment, to the extent permitted by law.

SECTION 10. OWNERSHIP OF INTELLECTUAL PROPERTY

Any and all design, patent, copyright and other relevant ownership and other rights in and to the intellectual property aspects of the Products which are the subject of this Agreement and all modifications, adjustments, changes and derivatives thereto and thereof (collectively, the "Rights") shall belong exclusively to Diamond, except as otherwise agreed in writing with respect to additional Products added to this Agreement pursuant to Section 2. Distributor agrees that it does not have, and will not claim, any Rights in any Product delivered pursuant to this Agreement or aspect thereof, except as so agreed in writing. Diamond shall own the raw materials and Products, subject to any security interest, until title passes pursuant to Section 4.04.

SECTION 11. INDEMNIFICATION

11.01 By Diamond. Diamond hereby agrees to defend, indemnify and hold Distributor, its directors, officers, employees, agents and Affiliates harmless from and against any loss, claim, action, damage, expense or liability (including defense costs and attorneys' fees) resulting from any third party claim or suit arising out of or relating to Diamond's failure to manufacture a Product in compliance with its Specifications; provided, however, that the foregoing indemnity obligations shall not apply where such claim is the result of the willful misconduct or negligent act of Distributor or its Affiliates, and there shall be apportionment in accordance with responsibility when such obligation derives in part from such acts of Diamond and in part from such acts of Distributor and its Affiliates.

11.02 By Distributor. Distributor hereby agrees to defend, indemnify and hold Diamond, its directors, officers, employees, agents and Affiliates harmless from and against any loss, claim, action, damage, expense or liability (including defense costs and attorneys' fees) resulting from any third party claim or suit arising out of or relating to the use, sale or distribution of any of the Product manufactured in conformity with the Specifications, including, but not limited to any warranty for the Products extended by Distributor other than the warranties given by Diamond in Section 7.01(i) above and any of the claims identified in Section 7.06(i) above; provided, however, that the foregoing indemnity obligation shall not apply where such claim is solely the result of the willful misconduct or negligent act of Diamond or its Affiliates and there shall be apportionment in accordance with responsibility when such obligation derives in part from acts of Distributor and in part from such acts of Diamond and its Affiliates.

11.03 Procedures. In the event that a third-party claim is made or third-party suit is filed for which either party intends to seek indemnification from the other party pursuant to this Section 11, the party seeking indemnification (the "Indemnitee") shall promptly notify the other party (the "Indemnitor") of said claim or suit. The Indemnitor shall have the right to control, through counsel of its choosing, the defense of such third-party claim or suit, but may compromise or settle the same only with the consent of the Indemnitee, which consent shall not be unreasonably withheld. The Indemnitee shall promptly consult in good faith with the Indemnitor with respect to any proposed settlement. The Indemnitee shall cooperate fully with the Indemnitor and its counsel in the defense of any such claim or suit and shall make available to the Indemnitor any books, records or other documents necessary or appropriate for such defense. The Indemnitee shall have the right to participate at the Indemnitee's expense in the defense of any such claim or suit through counsel chosen by the Indemnitee.

11.04 Insurance. Diamond and Distributor will each Maintain product liability insurance covering their individual performance of their obligations hereunder with a minimum limit of liability of Two Million Dollars ($2,000,000) in the aggregate. Each party will maintain insurance to protect themselves and the other from claims under any workers compensation acts and from any other damages from personal injury including death, which may be sustained by the said parties, their agents, servants or employees and the general public and/or claims of property damage which might be sustained from any one of them due to the negligence of the parties. Each party shall furnish the other with a certificate of insurance.

11.05 Survival. The provision of Sections 11.01 through 11.03 shall survive the expiration or termination of this Agreement.

SECTION 12. MISCELLANEOUS

12.01 Notices. All notices or other communications provided for in this Agreement shall be in writing and shall be considered delivered upon the earliest of actual receipt, or personal or courier delivery, or sending by facsimile with confirmation of receipt in good order requested and received, or on the fourth business day after they are deposited in the United States mail, certified first class or air mail postage prepaid, return receipt requested, addressed to the respective parties as follows:

(i) If to Diamond:
Diamond Animal Health, Inc.
2538 S.E. 43rd Street
Des Moines, Iowa 50317
ATTN: President
Fax: (515) 263-8661

Copies to:

Heska Corporation
1613 Prospect Parkway
Fort Collins, CO 80525
ATTN: Chief Financial Officer
Fax: (970) 484-9505

William M. Hardin
Osborn Maledon, P.A.
2929 North Central Avenue
Suite 2100
Phoenix, AZ 85012
Fax: (602) 640-6068

(ii) If to Distributor:
AGRI Laboratories, ltd.
20927 State Route K
St. Joseph, MO 64505
ATTN: President
Fax: (816) 233-9546

Copy to:

Edward S. Sloan
Niewald, Waldeck & Brown
120 W. 12th Street
Kansas City, MO 64105
Fax: (816) 474-0872

The parties may, at any time, change their addresses or other information in this section by written notice under this section.

12.02 Independent Contractors. The parties are and shall always remain independent contractors as to the other in their performances of this Agreement. The provisions of this Agreement shall not be construed as authorizing or reserving to either party any right to exercise any control or direction over the operations, activities, employees, or agents of the other in connection with this Agreement except to the extent required by law, it being understood and agreed that the control and direction of such operations, activities, employees, or agents shall otherwise remain with each party. Neither party to this Agreement shall have any authority to employ any person as an employee or agent for or on behalf of the other party to this Agreement, nor shall any person performing any duties or engaging in any work at the request of such party, be deemed to be an employee or agent of the other party to this Agreement.

12.03 Governing Law. The validity, interpretation and performance of this Agreement shall be governed and construed in accordance with the internal laws of the State of Iowa.

12.04 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision hereof shall be prohibited by or be invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

12.05 Modification. No modification or waiver of any provision of this Agreement shall be effective unless the modification is made in writing and signed by the party sought to be charged, and the same shall then be effective only for a period and on the conditions and for the specific instances and purposes specified in such writing. No course of dealing between Diamond and the Distributor or delay or failure to exercise any rights hereunder shall operate as a waiver of such rights or preclude the exercise of any other rights hereunder.

12.06 Survival. Termination or expiration of this Agreement shall not relieve either party from any obligation under this Agreement which may have accrued prior thereto or which survives by its terms.

12.07 Captions. The captions set forth in this Agreement are for convenience only and shall not be used in any way to construe or interpret this Agreement.

12.08 Assignment. Neither party to this Agreement may assign this Agreement or its rights or obligations hereunder without the prior written consent of the other party; except that either party may assign its right and delegate its obligations hereunder without prior consent of the other party to any successor entity by way of merger, consolidation, or reorganization or to the purchaser of all or substantially all of its assets. Any permitted assignee shall assume all obligations of its assignor under this Agreement. No assignment shall relieve either party of responsibility for the performance of any accrued obligation which it has hereunder. Any consent required shall not be unreasonably withheld.

12.09 Entire Agreement. This Agreement (including the Exhibits hereto) and the New Note constitute the entire understanding of the parties with respect to the subject matter hereof and supersede all prior documents, instruments, negotiations or communications, however given, regarding the subject matter hereof, including but not limited to the Original Note, the Original Agreement, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4; provided, that the Security Documents shall continue in full force and effect to secure the Loan and the New Note. There are no other understandings, representations or warranties of any kind, express or implied.

12.10 Arbitration. Should the parties hereto be unable to amicably resolve between themselves any disagreements relating to or arising from any one or more of the provisions of this Agreement, which does not involve injunctive or equitable relief, both parties shall submit such disagreement to arbitration under the Commercial Rules of the American Arbitration Association in Kansas City, Missouri, with any hearing to be held in St. Joseph, Missouri. Neither party shall have the right to further appeal or redress an arbitration award in any other court or tribunal except solely for the purpose of obtaining execution of the judgment rendered by the American Arbitration Association.

SECTION 13. DEFINITIONS

13.01 "Affiliate" shall mean with respect to any person or entity (i) any other person or entity that controls, is controlled by or is under common control with such first person or entity, with "control" meaning direct or indirect beneficial ownership of more than fifty percent (50%) of the equity interest of an entity or more than a fifty percent (50%) interest in the decision making authority of an entity, and (ii) an entity in which the maximum equity interest permitted by law to be held by another entity is held by such other entity.

13.02 "[***]" shall mean [***]

13.03 "Biostar" shall mean Novartis Animal Health, Inc. and its predecessor, Biostar, Inc., a corporation organized under the laws of Canada.

13.04 "[***]" shall mean [***], a Delaware corporation.

13.05 "Confidential Information" shall, mean all information disclosed in writing, or by oral communication if reduced to writing and confirmed as confidential within (30) days of disclosure, by either party to the other relating to raw materials, product specifications, formulations and compositions, scientific know-how, chemical compound and composition data, manufacturing processes, analytical methodology, product applications, including safety and efficacy data, current and future product and marketing plans and projections, and other information of a technical or economic nature related to the Products and/or Diamond's manufacture of the Products.

13.06 "Contract Year" shall mean each successive 12-month period ending on December 15 in each calendar year and beginning on December 16 in the previous calendar year, during the term of this Agreement. For example, Contract Year 2002 began on December 16, 2001 and ends on December 15, 2002.

13.07 "Contract Year Factor" shall mean (i) [***] for Contract Year 2003, (ii) [***] for Contract Year 2004 and (iii) 1.00 for all other Contract Years.

13.08 "Initial Products" shall mean the products that are subject to this Agreement on the Effective Date, all of which are expressly set forth in Exhibit A attached hereto. Initial Products shall also include additional products added to this Agreement in accordance with Section 2 of this Agreement that consist of one or more antigens set forth on Exhibit A and Exhibit AA on the Effective Date (i) in combination with antigens not set forth on Exhibit A and Exhibit AA on the Effective Date and/or (ii) for which additional claims are obtained by Diamond or the supplier of such antigen (including but not limited to the potential additional products described on Exhibit AA).

13.09 "Initial Product Qualified Revenues" shall mean, for any Contract Year, an amount equal to (i) the Qualified Revenues attributable to Initial Products (Exhibit A and AA) for such Contract Year, plus (ii) any amounts paid by Distributor to Diamond in such Contract Year for Registration Costs and Support Costs attributable to Products other than Initial Products, plus (iii) any other amounts paid or advanced by Distributor to Diamond in such Contract Year for research and development or other services not contemplated by this Agreement that are attributable to Products other than Initial Products.

13.10 "License" shall mean a veterinary biologic license issued to Diamond by the United States Department of Agriculture or other regulatory agency with jurisdiction in the Territory for a Product to be manufactured by Diamond pursuant to this Agreement.

13.11 "Minimum Qualified Revenue" and "Minimum Initial Product Revenue" shall mean the minimum amounts of Qualified Revenue and Initial Product Qualified Revenues, per Contract Year, respectively, as specified in Section 1.04(ii)(A) above, and Section 1.04(ii)(B) above, respectively.

13.12 "Products" shall mean the Initial Products, together with any additional antigens and new products added to this Agreement pursuant to Section 2.01 of this Agreement.

13.13 "Qualified Revenue" shall mean, for any Contract Year, an amount equal to (i) the Purchase Price of Products ordered for shipment in such Contract Year by Distributor, plus (ii) any amounts paid by Distributor to Diamond in such Contract Year for Registration Costs and Support Costs, plus (iii) any other amounts paid or advanced by Distributor to Diamond in such Contact Year for research and development or other services not contemplated by this Agreement, as adjusted for (iv) all other adjustments to Minimum Qualified Revenue expressly as provided in this Agreement.

13.14 "Registration Costs" shall mean all costs and expenses associated with obtaining Licenses, including without limitation clinical trial costs, assay development and validation, development of seed stocks, production processes scale-up, formulation development, production of pre-licensing serials, conduct of field safety trials, application fees and other costs and expenses reasonably incidents thereto. As between the parties, Registration Costs shall include labor and service charges at Diamond's standard hourly rates, as amended from time to time, direct cost of materials, and out-of-pocket and third-party expenditures.

13.15 "Specifications" shall mean, as the context may require, either one or both of the following, which have been mutually agreed upon by the parties: (i) vendor-certified appropriate quantitative and qualitative particulars for all raw materials including active and non-active excipients that are used to prepare all components represented in and by final Products, and (ii) a filed and approved USDA Outline of Production describing in detail the manufacturing process applicable for each Product and the testing and release criteria applicable to each Product.

13.16 "Sterile Filled Facility" shall mean a sterile filled manufacturing facility meeting the CGMP requirements of the FDA.

13.17 "Sterile Filled Facility Period" shall mean any period during which a Sterile Filled Facility is operational at Diamond, beginning on the later of (i) the 36-month anniversary of the date Diamond notifies Distributor in writing of its intention to develop a Sterile Filled Facility and (ii) the 18-month anniversary of the date that the first product license is granted by the FDA for a product produced in such Sterile Filled Facility.

13.18 "Support Costs" shall mean all costs and expenses of Diamond associated with providing technical support to Distributor under this Agreement, including without limitation labor and service charges at Diamond's standard hourly rates, as amended from time to time, direct cost of materials, and out-of-pocket and third-party expenditures.

13.19 "Territory" shall mean the territory specified in Section 1.03.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly-authorized representatives as of the date first written above.

<table>
<caption>

<s>	<c>
DIAMOND ANIMAL HEALTH, INC.	AGRI LABORATORIES, LTD.
By: /s/ Michael McGinley	By: /s/ Steve Schram
Title: Vice President - Operations & Technical Affairs and General Manager	Title: President/CEO

</table>

EXHIBITS

A - Products and Prices
AA - Potential Additional Antigens
B - [***]
C - [***]
D - [***]
E - Example Calculations of Minimums

F - Form of New Note
G - Uses of Loan Proceeds

APPENDICES

1 - Additional Product

EXHIBIT A

INITIAL PRODUCTS

I. Modified Live Products:

<table>
<caption>

<s>	<c>	<c>
		PRIC
TRADENAME	ANTIGENS	[***]
Titanium BRSV	BRSV	
Titanium BRSV Vac3	BRSV, PI3, IBR	
Titanium 5	BRSV, PI3, IBR, BVD1, BVD2	$[***]
Titanium 5 L5	BRSV, PI3, IBR, BVD1, BVD2, Lepto 5	$[***]
Titanium 3 + BRSV LP	BRSV, PI3, IBR, BVD1, BVD2, L.pomona	
Titanium IBR	IBR	
Titanium IBR LP	IBR, L.pomona	
Titanium 3	IBR, BVD1, BVD2	
Titanium 4	IBR, PI3, BVD1, BVD2	
Titanium 4 L5	IBR, PI3, BVD1, BVD2, Lepto 5	

</table>

Above Pricing based on Standard Batch Sizes:
<table>
<caption>

<s>	<c>	<c>
[***] dose	Large Freeze Dryer- [***]/ [***]	Small Freeze Dryer- [* [***]
[***] dose	Large Freeze Dryer- [***]/ [***]	Small Freeze Dryer- [* [***]

[***] dose	Large Freeze Dryer- [***]/ [***]	Small Freeze Dryer- [* [***]

</table>

Any product combinations of the above antigens not listed above, including but not limited to previously-produced combinations or other products listed on Exhibit A of the Original Agreement that are no longer carried by Distributor or that have never been marketed by Distributor, are not included in the above price structure. Any combinations not listed above that are desired by Distributor subsequent to April 15, 2002 may be added to this Exhibit pursuant to Section 2 of this Agreement and new pricing will be established; provided, that such additional Products shall qualify as "Initial Products" only if they meet the definition of "Initial Products" set forth in this Agreement.

II. Killed Products:

<table>
<caption>

<s>	<c>	<c> P
TRADENAME	ANTIGENS	[***
MasterGuard Preg.5	KIBR, KBVD1, KBVD2, MLV BRSV, PI3	$[***
MasterGuard 10	KIBR, KBVD1, KBVD2, MLV BRSV, PI3, L5	$[***
MasterGuard 10 CF	KIBR, KBVD1, KBVD2, MLV BRSV, PI3, L5, C.fetus	$[***

</table>

* Currently, Intervet will ship to Diamond and bill Distributor directly for the cost of the [***] antigen. Distributor will continue to have responsibility to provide [***]s component to Diamond for labeling and final packaging at no cost to Diamond. Final product [***] potency testing will be performed by Intervet (or any future supplier) and is incorporated into the antigen cost to Distributor

Above Pricing based on Standard Batch Sizes:
[***] dose [***] units / [***] doses
[***] dose [***] units / [***] doses

III. Additional Cattle Products- Titanium 5 + Once PMH (MLV IBR, BVD1, BVD2, BRSV, PI3 + Intervet Live avirulent P. haemolytica / multocida):

<table>
<caption>

<s>	<c>	<c>	<c>
Product Form	[***]	[***]	[***
Intervet, Unlabelled Titanium 5	$[***]	$[***]	$[***
AgriLabs, Final Package	$[***]	$[***]	$[***

</table>

Above Pricing based on Standard Batch Sizes:
[***] dose [***] units/[***] doses
[***] dose [***] units/[***] doses
[***] dose [***] units/[***] doses

All prices include viricidal testing performed at Diamond.
Bactericidal testing is performed by Intervet and is incorporated into the OncePMH cost to Distributor.
Currently, Intervet will ship to Diamond and bill Distributor directly for the OncePMH component. Distributor will continue to have responsibility to provide OncePMH component to Diamond for labeling and final packaging at no cost to Diamond.

EXHIBIT AA

POTENTIAL ADDITIONAL ANTIGENS THAT QUALIFY TO BE
CLASSIFIED AS "INITIAL PRODUCTS" PER SECTION 13.08

1. [***]

2. [***]*

3. [***]
   - [***]
   - [***]
   - [***]
   - [***]
   - [***]
   - [***]
   - [***]

4. [***]*

5. [***]

* Supplied by Novartis (Biostar). Novartis has the right to terminate supply of all Biostar antigens to Diamond after December 31, 2007, after which Distributor shall have the responsibility to provide such antigens to Diamond if Distributor desires to add and/or maintain them as Products under this Agreement.

EXHIBIT B

[***]

[***] Antigens or [***] Vaccine

Infectious Bovine [***]

Bovine [***]

>[***]

>[***]

Bovine [***]
[***]

[***]
(Master Cell Stock)

EXHIBIT C

[***]

<table>
<caption>

[***]	[***]
<s>	<c>
1. [***]	[***]
2. [***]	[***]
3. [***]	[***]

</table>

[***]

[***]

[***]

[***]

[***]

[***]

[***]

EXHIBIT D

[***]

Diamond antigens to be incorporated into the [***] or Solid Dose Technologies:

[***]

[***]

[***]

[***]

[***]

NOTE: [***] component contains both Type I and Type II

EXHIBIT E
EXAMPLE CALCULATIONS OF MINIMUMS

EXAMPLE 1

- Example is for Contract Year ending 12/15/04
- Qualified Revenues for all Products total [***], consisting of the following components:

<table>
<caption>

<s>		<c>
A.	Product sales, R&D, Support & Registration attributable to Initial Products only (Section 13.08(i) of Agreement)	[***]
B.	Sales of Products other than Initial Products (Section 13.12(i) of Agreement)	[***]
C.	R&D, Support and Registration for Products other than Initial Products (Section 13.08(ii) and (iii) of Agreement)	[***]

</table>

- [***] in Qualified Revenue exceeds [***] Minimum Qualified Revenue requirement under 1.04(ii)(A): No Additional Payment required to maintain exclusivity on Products other than Initial Products for 2004 CY.

- [***] in Initial Product Qualified Revenue (A + C above) does not meet [***] Minimum Initial Product Revenue requirement under 1.04(ii)(B).

- If Distributor makes timely [***] Additional Initial Product Payment([***] per Section 13.07), exclusivity is maintained for all Products; if not, Initial Products become non-exclusive and other Products remain exclusive.

EXAMPLE 2

- Same facts as Example 1, except as follows:

- Sales of Products other than Initial Products (B in Example 1) is [***], instead of [***]

- [***] in Qualified Revenue does not meet [***] Minimum Qualified Revenue requirement under 1.04(ii)(A).

- [***] in Initial Product Qualified Revenue (A + C above) does not meet [***] Minimum Initial Product Revenue requirement under 1.04(ii)(B).

- If Distributor makes [***] Additional Initial Product Payment under 1.04(ii)(B) ([***] per Section 13.07), such payment will also count as an Additional Payment under 1.04(ii)(A), and exclusivity is maintained for all Products; if not, all Products become non-exclusive.

EXHIBIT F

FORM OF NEW NOTE

AMENDED AND RESTATED
PROMISSORY NOTE

$1,000,000.00 as of April 15, 2002
Des Moines, Iowa

FOR VALUE RECEIVED, the undersigned DIAMOND ANIMAL HEALTH, INC., an Iowa corporation ("MAKER"), promises to pay to AGRI LABORATORIES, LTD., a Delaware corporation ("HOLDER"), or order, at such place as the Holder of this Note shall designate in writing, the sum of One Million Dollars ($1,000,000.00) in lawful money of the United States of America. Beginning from the date hereof interest shall accrue on the outstanding principal balance at the "prime rate" plus one quarter percent (0.25%) per annum. Accrued interest shall be paid quarterly on each quarterly anniversary of the date of this Note, and shall accrue based upon a thirty-day month and a 360-day year. Principal under this Note shall be paid in three (3) annual installments on the first, second and third anniversaries of the date of this Note as follows:

<table>
<caption>

<s>	<c>
April 15, 2003	$250,000
April 15, 2004	$250,000
April 15, 2005	$500,000

</table>

All principal and any accrued but unpaid interest shall be due and payable on the third anniversary of the date of this Note.

Notwithstanding any provision of this Note to the contrary, all principal and unpaid accrued interest shall be due and payable on the ninetieth (90th) day following the date that either (i) Holder's exclusivity rights under that certain Amended and Restated Bovine Vaccine Distribution Agreement dated as of September 30, 2002, (the "Distribution Agreement") are terminated due to Distributor's nonpayment of any Additional Payment under the Distribution Agreement or (ii) in the event of a merger, sale or fifty percent (50%) change in ownership of Maker; provided, however, that no such amounts shall be due and payable under clause (i) of this paragraph prior to January 1, 2005.

The "prime rate" shall be the annual rate of interest announced from time to time by Wells Fargo Business Credit, Inc. ("WELLS FARGO") as its prime rate. The interest accruing on the principal balance of this Note shall fluctuate from time to time concurrently with changes in the prime rate, effective as of the date any change in the prime rate is publicly announced. If Wells Fargo ceases to announce the prime rate, the prime rate as published in the Wall Street Journal in its "Money Rates" section or a similar financial publication shall be used, as reasonably determined by Maker.

Maker shall have the right at any time or from time to time to prepay all or a portion of the principal or interest without premium or penalty, and such prepayments shall be applied first to accrued interest and then to principal.

If default be made in the payment of any of the installments of principal, interest, or other amounts when due under this Note, the entire principal sum and accrued interest and all other amounts due hereunder shall become due at the option of Holder if not paid within ten (10) days of written notice to Maker.

In the event garnishment, attachment, levy or execution is issued against any substantial or material portion of the property or assets of Maker, or any of them if more than one, or upon the happening of any event which constitutes a default pursuant to the terms of any agreement or other instrument entered into or given in connection herewith, or upon the adjudication of Maker, or any of them if more than one, a bankrupt, such event shall be deemed a default hereunder and Holder may declare this Note immediately due and payable without notice to Maker or exercise any of its remedies hereunder or at law or equity. Should suit be brought to recover on this Note, or should the same be placed in the hands of an attorney for collection, Maker promises to pay all reasonable attorneys' fees and costs incurred in connection therewith.

Failure of Holder to exercise any option hereunder shall not constitute a waiver of the right to exercise the same in the event of any subsequent default, or in the event of continuance of any existing default.

Maker waives demand, diligence, presentment for payment, protest and notice of demand, protest, nonpayment and exercise of any option hereunder. Maker agrees that the granting without notice of any extension or extensions of time for payment of any sum or sums due hereunder, or for the performance of any covenant, condition or agreement hereof shall in no way release or discharge the liability of Maker hereof.

This Note shall be governed by the laws of the State of Iowa.

Time is of the essence of this Note and each and every term and provision hereof.

This Note is secured by that certain Security Agreement, dated as of even date herewith, by and between Maker and Holder. Debtor and its affiliates are parties to that certain Second Amended and Restated Credit and Security Agreement by and between Debtor and Wells Fargo Business Credit, Inc., fka Norwest Business Credit, Inc., a Minnesota corporation ("WELLS FARGO"), originally dated June 4, 2000, as amended, that certain Loan Agreement dated as of April 4, 1994 and related Promissory Note between the City of Des Moines, Iowa and Debtor, as amended, and that certain CEBA Loan Agreement dated January 20, 1994 and related Promissory Notes between Iowa Department of Economic Development and Debtor, as amended (collectively, the "SENIOR LOAN AGREEMENTS and the lender parties thereto collectively, the "SENIOR LENDERS"). This Note and Maker's obligations hereunder shall be junior and subordinated to all any and all indebtedness and obligations for borrowed money (including, without limitation, principal, premium (if any), interest, fees, charges, expenses, costs, professional fees and expenses, and reimbursement obligations) ("INDEBTEDNESS") at any time owing by Debtor to the Senior Lenders, their successors and assigns under the Senior Loan Agreements or otherwise, and the extension, renewal or refinancing (including without limitation any additional advances made in connection therewith) of all or any portion of such Indebtedness by any of the Senior Lenders or any successor lender and any and all security interests securing any portion of such Indebtedness and additional advances from time to time (such Indebtedness, additional advances and security interests, the "SENIOR INDEBTEDNESS"). Holder hereby agrees to take such actions, and to execute and deliver such documents and instruments, as shall be requested from time to time by any holder of Senior Indebtedness to confirm and further implement such subordination. In addition, this Note is subject to the terms and conditions of that certain Subordination Agreement dated as of even date herewith by and among Maker, Holder and Wells Fargo.

THE PARTIES WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED ON OR PERTAINING TO THIS NOTE.

DIAMOND ANIMAL HEALTH, INC., an Iowa corporation, Maker

By: /s/ Robert B. Grieve

Its: Chief Executive Officer

THIS INSTRUMENT IS SUBJECT TO THE TERMS OF A SUBORDINATION AGREEMENT BY AGRI LABORATORIES, LTD. IN FAVOR OF WELLS FARGO BUSINESS CREDIT, INC. DATED AS OF APRIL 15, 2002.

EXHIBIT G

USES OF LOAN PROCEEDS

1. [***]

2. [***]

- [***]
- [***]
- [***]
- [***]
- [***]

APPENDIX NO. 1
TO AMENDED AND RESTATED
BOVINE VACCINE DISTRIBUTION AGREEMENT

This Appendix No. 1 ("Appendix") supplements the attached Amended and Restated Bovine Vaccine Distribution Agreement between Diamond and Distributor dated as of September 30, 2002 (the "Distribution Agreement"), in order to set forth additional terms and conditions applicable to the additional Products identified below.

WHEREAS, Diamond and Distributor are parties to the Distribution Agreement providing for the distribution of certain bovine antigens; and

WHEREAS, Diamond, Distributor and [***] have entered into a "Bovine Testing Agreement" for the Product Titanium 5 + OncePMH.

WHEREAS, Section 2.01 of the Distribution Agreement contemplates that additional products may be added to the Products subject to the Distribution Agreement; and

WHEREAS, Diamond and Distributor desire to provide for the development and licensure of additional Products (defined below) and if licensed, to add them as Products under the Distribution Agreement.

NOW, THEREFORE, the parties agree as follows:

1. Definitions.

(1) In General. Capitalized terms used herein shall have the

meanings ascribed to them in the Distribution Agreement, unless otherwise defined herein.

(2) "Additional Products" shall mean, for purposes of this Appendix only, the following Products packaged in [***] dose, [***] dose and [***] dose packages:

Additional Products - Titanium 5 + OncePMH (MLV IBR, BVD1, BVD2, BRSV, PI3 + Intervet Live avirulent P. haemolytica / multocida)

2. Development and Registration of Additional Products. In consideration of Distributor's payment of the fees provided in the Bovine Vaccine Testing Agreement, Diamond agrees to and hereby grants to Distributor exclusive world wide marketing rights to the product identified on Exhibit A attached hereto and incorporated herein for a period of five (5) years from the License Date by United States Department of Agriculture ("USDA"). Diamond shall use reasonable efforts to assist distributor in the registration of such Additional Products (bulk or packed form) outside the United States at Distributor's expense. Distributor shall pay all Registration Costs associated with obtaining and maintaining any Licenses required in the Territory outside the United States and said Registration Costs shall be included in the Qualified Revenue requirements as set forth in Section 1.04(ii)(A) and, to the extent contemplated by Section 13.08 of the Distribution Agreement, the requirements set forth in Section 1.04(ii)(B) of the Distribution Agreement. This Section 2 of this Appendix shall supersede any and all inconsistent provisions of Section 1.06, and the first sentence of Section 2.02, of the Distribution Agreement.

3. Development and Registration Fees. Amounts paid by Distributor under the Bovine Testing Agreement to Diamond shall constitute Qualified Revenue under the Distribution Agreement, be credited to Distributor's Minimum Qualified Revenue obligations under the Distribution Agreement, beginning with the Second Contract Year's Minimum Qualified Revenue, under the Distribution Agreement.

4. Additional Product Subject to Distribution Agreement. If a License is issued to Diamond, [***], Distributor or any combination of the three (3) named parties for the Additional Products by the United States Department of Agriculture, and effective upon the date of such issuance (the "License Date") such Additional Products shall be added as a "Product" under the Distribution Agreement. All provisions of the Distribution Agreement relating to Products shall apply to the Additional Product, except as expressly provided in this Appendix.

5. Ownership. Section 2.02 of the Distribution Agreement shall not apply to the Additional Products. Diamond shall retain ownership of (i) the Additional Products developed pursuant to this Appendix and (ii) any antigens it supplies for such Additional Products, and the addition of the Additional Products as Products under the Distribution Agreement shall not be deemed to transfer any right, title, interest or license in or to such Additional

Products and/or antigens to Distributor, except for the distribution rights expressly granted in the Distribution Agreement and this Appendix.

6. Term. With respect to all Additional Products (but not other Products, with respect to which Section 6.01 of the Distribution Agreement shall control): (i) the initial term of this Appendix shall be for a period commencing on the License Date and ending on the fifth (5th) anniversary of the end of the Contract Year during which the License Date occurs and (ii) this Appendix shall automatically renew thereafter for additional renewal terms of one year each, unless either party gives at least twelve (12) months prior written notice to the other that it does not wish to renew this Appendix with respect to such Additional Products.

7. Effect of Appendix. This Appendix is hereby incorporated by reference into the Distribution Agreement as if fully set forth therein, and in the event of any conflict between the terms and conditions of the Distribution Agreement and this Appendix, the terms and conditions of this Appendix shall control.

</TEXT>
</DOCUMENT>

EXHIBIT 6.4

AGRI-LABORATORIES, LTD.

2005 RESTATED EXECUTIVE SHARE APPRECIATION PLAN

EFFECTIVE JANUARY 1, 2005

AGRI-LABORATORIES, LTD.
2005 RESTATED EXECUTIVE SHARE APPRECIATION PLAN

TABLE OF CONTENTS

AGRI-LABORATORIES, LTD.
2005 RESTATED EXECUTIVE SHARE APPRECIATION PLAN

ALPHABETICAL LISTING OF DEFINITIONS

Plan Definition	Section Reference
Account	1.18
Accounting Date	1.11
Accrued Benefit	1.19
Advisory Committee	1.05
Beneficiary	1.08
Book Share Value	4.03
Change in Control Event	1.13
Disability	1.23
Distribution Account	1.17
Distribution Date	6.03
Employee	1.06
Employer	1.02
Initial Effective Date and Effective Date	1.10
Nonforfeitable	1.20
Participant	1.07
Plan	1.01
Plan Administrator	1.04
Plan Sponsor	1.03
Plan Year	1.09
Separation from Service	1.22
Service	1.21
Stock	1.14
Share Unit	1.15
Unit Account	1.16
Valuation Date	1.12

AGRI-LABORATORIES, LTD.
2005 RESTATED EXECUTIVE SHARE APPRECIATION PLAN

INTRODUCTION AND PURPOSE

Effective as of January 1, 2005 ("the Effective Date"), Agri-Laboratories, Ltd (the "Plan Sponsor") hereby establishes the Agri-Laboratories, Ltd. 2005 Restated Executive Share Appreciation Plan (the "Plan"), which modifies and restates the Agri-Laboratories, Ltd. Restated Executive Share Appreciation Plan (the "Original Restated Plan"), which modified and restated the original Agri-Laboratories, Ltd. Executive Share Appreciation Plan (the "Original Plan"), adopted January 1, 1995 (the "Initial Effective Date"), for the benefit of eligible Employees of the Plan Sponsor and its participating subsidiaries (collectively called the "Employer").

The purpose of the Plan is to provide a limited number of the Employer's executive management Employees with a share in the future profitability of the Plan Sponsor, in a manner similar to ownership of its Class A voting common stock (the "Stock"). To accomplish this purpose, the Plan awards incentive compensation units ("Share Units") which will have a value related to future growth in the value of the Stock. The Plan is also intended to benefit the Employer by creating an incentive for improved performance by all eligible Employees. Eligibility under the Plan is limited to Employees who are "highly compensated and selected management employees," as defined under Federal pension laws.

At all times the Plan Sponsor should operate the Plan in good faith compliance with the provisions of Internal Revenue Code ("Code") Section 409A, Notice 2005-1, and any proposed or final regulations under Section 409A.

ARTICLE I
GENERAL DEFINITIONS

1.01 "Plan" means the equity incentive compensation plan established by the Employer in the form of this document, designated as the Agri-Laboratories, Ltd. 2005 Restated Executive Share Appreciation Plan.

1.02 "Employer" means Agri-Laboratories, Ltd. and any other related employer that adopts this Plan with the written consent of the Plan Sponsor.

1.03 "Plan Sponsor" means Agri-Laboratories, Ltd. or any other employer that assumes that position with the written consent of the Plan Sponsor.

1.04 "Plan Administrator" is the Plan Sponsor unless the Plan Sponsor designates another person to hold the position of Plan Administrator. In addition to its other duties, the Plan Administrator has full responsibility for compliance with any reporting and disclosure rules that may be applicable under Federal law with respect to this Plan.

1.05 "Advisory Committee" means the Advisory Committee as from time to time appointed by the Plan Sponsor under Article IX. If no Advisory Committee is specifically appointed, the Board of Directors of the Plan Sponsor shall act as the Advisory Committee.

1.06 "Employee" means any employee (except temporary and seasonal employees) of the Employer, other than non-U.S. citizens who are residents of countries other than the United States. The term "Employee" also excludes any individual who is treated by the Employer as an outside consultant or other independent contractor.

1.07 "Participant" is an Employee who is eligible to be and becomes a Participant in accordance with the provisions of Section 2.01.

1.08 "Beneficiary" is a person designated under Article VIII who is or may become entitled to a deceased Participant's benefit under the Plan. A Beneficiary who becomes entitled to a benefit under the Plan remains a Beneficiary under the Plan until the Employer has fully distributed the benefit to him or her. A Beneficiary's right to (and the Plan Administrator's or the Advisory Committee's duty to provide to the Beneficiary) information or data concerning the Plan does not arise until he or she first becomes entitled to receive a benefit under the Plan.

1.09 "Plan Year" means the fiscal year of the Plan, a 12 consecutive month period ending every December 31. The first Plan Year began on the Initial Effective Date.

1.10 "Initial Effective Date" is January 1, 1995. "Effective Date" of this Plan is January 1, 2005.

1.11 "Accounting Date" means February 1, 1997 and the last day of each Plan Year beginning December 31, 1997.

1.12 "Valuation Date" means any Valuation Date specified by Section 4.02.

1.13 "Change in Control Event" replaces the "Sale Transaction" term defined in the Original Restated Plan, and means the earliest of a change in the ownership of the Plan Sponsor (as defined in Prop. Reg. Section 1.409A-3(g)(5)(v)), a change in effective control of the corporation (as defined in Prop. Reg. Section 1.409A-3(g)(5)(vi)), or a change in the ownership of a substantial portion of the assets of the corporation (as defined in Prop. Reg. Section 1.409A-3(g)(5)(vii)).

1.14 "Stock" means Class A voting common stock of the Plan Sponsor, or any securities issued in substitution thereof as adjusted pursuant to Section 3.04.

1.15 "Share Unit" means a unit of future incentive compensation credited to a Participant's Unit Account under Article III, and measured by the growth in the book value of a share of the Plan Sponsor's Stock, as determined under Article IV, above such value as of the initial Accounting Date for the Share Unit.

1.16 "Unit Account" means a deferred compensation account established and maintained solely for accounting purposes by a Participant's Employer as the record of the number and value of

Share Units credited to the Participant under Article III and valued under Article IV, less any amounts forfeited under Article V or transferred to a Distribution Account under Section 6.03.

1.17 "Distribution Account" means a deferred compensation account established and maintained solely for accounting purposes by a Participant's Employer as the record of the net sum (not less than zero) transferred from the Participant's Unit Account for distribution to the Participant pursuant to Section 6.03, plus interest credited on the remaining balance of that sum pursuant to Section 6.03, less payments from the Distribution Account to the Participant or Beneficiary, as applicable.

1.18 "Account" means a Participant's Unit Account or his or her Distribution Account, or one or both of them, as the context requires.

1.19 "Accrued Benefit" means the net sum (not less than zero) of the amounts standing in a Participant's Account or Accounts.

1.20 "Nonforfeitable" (or "vested") means a Participant's or Beneficiary's claim, legally enforceable against the Employer and the Plan, to the value of Share Units and Accounts included in the Participant's Accrued Benefit; provided, however, that a Share Unit or an Account described under this Plan as Nonforfeitable may nevertheless be forfeited under Section 5.04 or 9.10.

1.21 "Service" means any period of time the Employee is in the employ of the Employer, including any period the Employee is on an unpaid leave of absence authorized by the Employer under a uniform, nondiscriminatory policy applicable to all Employees but excluding any period in which an individual is not an Employee as defined in Section 1.06.

1.22 "Separation from Service" means the Employee no longer has an employment relationship as an Employee of the Employer maintaining this Plan, due to the Employee's death, discharge by the Employer, voluntary resignation, failure to return from an approved leave of absence or change to a status in which he or she is not treated as an Employee under Section 1.06.

1.23 "Disability" means the Participant, because of a physical or mental disability, will be unable to perform the duties of his or her customary position of employment (or is unable to engage in any substantial gainful activity) for an indefinite period as determined in its sole discretion by the Advisory Committee. A continuous disability period of six (6) months shall be deemed to be such an indefinite period. The Advisory Committee may require a Participant to submit to a physical examination by a licensed physician acceptable to the Committee, in order to confirm disability. The Advisory Committee will apply the provisions of this Section 1.23 in a nondiscriminatory, consistent and uniform manner.

ARTICLE II
EMPLOYEE PARTICIPANTS

2.01 ELIGIBILITY. Any Employee who is recommended by the Chief Executive Officer of the Plan Sponsor and approved by the Plan Sponsor's Board of Directors for a grant of Share

Units under Section 3.01 as of an Accounting Date shall be eligible to become a Participant as of that Accounting Date; provided, however, that such an Employee does not actually become a Participant unless he or she remains employed by the Employer as an Employee until the date on which the Participant receives from the Employer a written notice of a grant of Share Units pursuant to Section 3.01 for that Accounting Date.

Notwithstanding the foregoing, no Employee shall be eligible to receive a grant of Share Units under this Plan unless he or she has been determined by the Advisory Committee to be part of a "select group of management or highly compensated employees," as that term is defined for purposes of certain regulatory exemptions under Sections 201, 301 and 401 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and regulations issued by the U.S. Department of Labor with respect to ERISA.

ARTICLE III
SHARE UNIT GRANTS

3.01 GRANT OF SHARE UNITS. As of the Accounting Date for each Plan Year, the Employer may grant, subject to the limitations of Section 3.03, to each Participant eligible on that Accounting Date under Section 2.01, a number of Share Units designated for him or her by the Advisory Committee upon the recommendation of the chief executive officer of the Plan Sponsor.

The Employer shall send a written notice and a copy or summary of this Plan to each Participant receiving a grant of Share Units as of an Accounting Date, within the three (3) month period beginning on the Accounting Date, but not before the value of the Plan Sponsor's Stock has been determined under Section 4.01 for that Accounting Date. The notice shall contain the Participant's name, the number of Share Units granted and the Book Share Value of a share of Stock, determined under Section 4.03 as of the Accounting Date specified in the notice. However, notices shall not be sent to Employees who fail to become Participants because they have a Separation from Service on or prior to the date on which the Employer would otherwise send the notices for a Plan Year.

3.02 CREDITING OF SHARE UNITS. Share Units granted to a Participant under Section 3.01 shall be credited to the Participant's Unit Account, as of the Accounting Date for that grant.

The Unit Account of a Participant shall be the record of Share Units granted to him or her under the Plan, but shall be created solely for accounting purposes and shall not require a segregation of any Employer assets, nor the creation of any trust.

3.03 LIMITATION ON OUTSTANDING SHARE UNITS. The Board of Directors of the Plan Sponsor may at any time establish a limit on the total number of Share Units outstanding under this Plan, and the same Board may from time to time amend any such limit. The initial limit is a number of Share Units equal to seven percent (7%) of the authorized and outstanding Stock of the Plan Sponsor on the Initial Effective Date.

Whenever the number of outstanding Share Units is adjusted under Section 3.04, the limit established under this Section 3.03 shall be adjusted in the same manner.

Each Share Unit shall be treated as outstanding under this Section from the time the eligible Participant receives written notice of the grant of the Share Unit retroactive to the last Accounting Date, until the date as of which such Share Unit is forfeited or transferred to a Distribution Account under the respective Plan. Share Units that are forfeited or transferred to a Distribution Account may be canceled, or become available for a later grant to other Participants, to the extent authorized by the limit then in effect under this Section 3.03.

3.04 CHANGES IN CAPITAL AND CORPORATE STRUCTURE. In the event of any change in the outstanding shares of Stock of the Plan Sponsor by reason of an issuance of additional shares without fair consideration (except for conversion of warrants outstanding on the Initial Effective Date), or a recapitalization, reclassification, reorganization, stock split, reverse stock split, combination of shares, stock dividend or similar transaction, the Advisory Committee shall proportionately adjust, in an equitable manner, the total number of Share Units held by Participants under the Plan and the limit set by Section 3.03. The foregoing adjustment shall be made in a manner that will cause the economic relationship between (a) the appreciation per share of Stock of the Plan Sponsor, and (b) the value of each Share Unit determined hereunder, to remain unchanged as a result of the applicable transaction.

ARTICLE IV
VALUATION OF SHARE UNITS AND ACCOUNTS

4.01 SHARE UNIT VALUE. As of the Accounting Date on which a Share Unit becomes effective, the Share Unit shall be valued at zero. As of any subsequent Accounting Date or other Valuation Date, the value of each outstanding Share Unit shall be equal to the Book Share Value (as determined under Section 4.03) as of that Valuation Date, less the Book Share Value on the Accounting Date as of which the Share Unit was first granted to the Participant. Notwithstanding the foregoing, no Share Unit shall be valued at less than zero.

4.02 VALUATION DATE. For purposes of any distribution of Accrued Benefits resulting from one of the following events, "Valuation Date" means (a) the last day of the month ending before the Participant's Separation from Service, (b) the last day of the month before the date specified in the Participant's distribution date election, as described in Section 6.03, or (c) the closing date of any Change in Control Event, as defined in Section 1.13.
Otherwise, "Valuation Date" means each Accounting Date.

4.03 BOOK SHARE VALUE. Solely for purposes of this Plan, the "Book Share Value" of a Share Unit is a dollar amount determined by dividing one hundred percent (100%) of the book value (as determined and adjusted pursuant to Section 4.04) of the Plan Sponsor's entire Stock equity as of the Valuation Date, by the number of outstanding shares of Stock of the Plan Sponsor (determined on a fully-diluted basis) after any adjustments pursuant to Section 3.04, as of the applicable Valuation Date.

4.04 FINANCIAL ACCOUNTING PRINCIPLES. For purposes of this Article IV, the book value of the Plan Sponsor's Stock equity (the "equity value") shall be determined and adjusted as follows:

(a) The equity value shall be based upon consolidated financial statements including the consolidated assets, liabilities, equity, net income and net losses, and income taxes of the Plan Sponsor and all of its subsidiaries.

(b) The consolidated financial statements from which the equity value is taken shall be those prepared on the accrual basis, in accordance with generally accepted accounting principles applied consistently with prior periods, by the Plan Sponsor for its shareholders and lenders, and certified by the Plan Sponsor's chief financial officer (or its chief executive officer in the case of any valuation of the chief financial officer's Plan benefits if any). "Generally accepted accounting principles" mean those published and in use by the Plan Sponsor as of the applicable Valuation Date.

ARTICLE V
ACCRUED BENEFIT VESTING AND FORFEITURES

5.01 ACCELERATED VESTING. Subject to Section 5.04, each Participant's entire Accrued Benefit, Share Units and Stock granted to a Participant will be 100% Nonforfeitable as of the earliest of the following dates:

(a) if a Change in Control Event occurs, upon the closing date of the Change in Control Event;

(b) upon the Participant's Separation from Service as a result of death or after attainment of age sixty-five (65); or

(c) upon the Participant's Separation from Service as a result of or during a period of Disability (as defined in Section 1.23).

5.02 SHARE UNIT VESTING SCHEDULE. Except as otherwise provided in Sections 5.01 and 5.04, all Share Units granted to a Participant as of a particular Accounting Date shall become Nonforfeitable according to the following vesting schedule, if the Participant has remained an Employee until the applicable anniversary of that Accounting Date:

Anniversary of Unit Accounting Date	Percent of Nonforfeitable Share Units
First	20%
Second	40%
Third	60%
Fourth	80%%
Fifth	100

Notwithstanding the foregoing, all Share Units granted as of the Accounting Date immediately on or prior to the Initial Effective Date shall be treated (for vesting purposes only) as having been granted one year earlier, so that such Share Units are 20% vested as of the Initial Effective Date.

5.03 FORFEITURE OCCURS. If a Participant has a Separation from Service, he or she shall forfeit the non-vested portion of his or her Share Units under Section 5.02, as the case may be, and the forfeiture shall occur on the date of the Separation from Service (as determined under Section 1.22). Whenever any percentage of a Share Unit is forfeited, the value of the related portion of the Participant's Unit Account shall be reduced by the forfeited percentage.

The Advisory Committee shall determine the percentage of a Participant's Share Unit forfeiture, if any, under this Section 5.03 solely by reference to the vesting schedule of Section 5.02. A Participant will not forfeit any portion of his or her Accrued Benefit for any other reason or cause, except as expressly provided by this Section 5.03, Section 5.04, Section 9.10 or upon Plan termination under Section 11.03.

Forfeited Share Units are not re-allocated to other Participants, but forfeited Share Units may become available for discretionary grants pursuant to Section 3.01.

5.04 FORFEITURE FOR MISCONDUCT. Notwithstanding any other provision of the Plan, all rights to any Accrued Benefit and payments due hereunder to a Participant will be discontinued and forfeited, and the Employer will have no further obligation hereunder to such Participant, if any of the following circumstances occur:

(a) the Participant is responsible for an act or omission constituting willful malfeasance or gross negligence in a matter of material importance to the Employer;

(b) the Participant commits a fraud or dishonest act or omission adversely affecting the Company, or any of its employees, vendors or customers; or

(c) except with the consent of the Employer or properly within the scope of his duties for the Employer, the Participant discloses to any third party or uses for his own benefit any trade secret or other confidential information that is owned by or licensed to the Employer, is material to its business and has not become public knowledge through no fault of the Participant.

The Advisory Committee shall have sole discretion with respect to interpreting the provisions of this Section 5.04, and determining all facts hereunder, and such exercise of discretion shall be conclusive and binding upon the Participant and all other persons.

ARTICLE VI
TIME AND METHOD OF PAYMENT OF BENEFITS

6.01 PAYMENT OF VESTED SHARE UNIT DIVIDENDS. As of each date that any cash dividend is paid (the "actual dividend payment date") with respect to Stock of the Plan

Sponsor, an identical amount shall be paid with respect to each Share Unit that is treated below as Nonforfeitable and outstanding on that date, as follows:

(a) To the extent that a Participant has any outstanding Share Units that have become partially or wholly Nonforfeitable on or prior to the actual dividend payment date, the Employer shall pay to the Participant, as cash compensation for employment services, an amount equal to the cash dividend amount that would be payable to the Participant if the Nonforfeitable portion of his or her remaining Share Units were Stock of the Plan Sponsor as of the actual dividend payment date.

(b) To the extent that a Participant has any outstanding Share Units that have not yet become 100% Nonforfeitable as of an actual dividend payment date, the Employer shall not make any payments to the Participant with respect to the portion of such Share Units that are not yet Nonforfeitable.

(c) Except for any Share Units granted by a notice dated after the actual dividend payment date, Share Units shall be treated as outstanding as of that payment date if they are allocated to a Participant as of an Accounting Date prior to that payment date, subject to the following paragraph (d).

(d) No cash payment shall be made to a Participant under this Section 6.01 with respect to any Share Units that have either (i) been forfeited on or before the actual dividend payment date or (ii) transferred to a Distribution Account as of a Valuation Date before that payment date.

6.02 MANDATORY PAYMENTS ON SEPARATION FROM SERVICE. Upon a Participant's Separation from Service, the Employer shall commence payment, pursuant to Section 6.03, with respect to any of the Participant's Share Units that are not forfeited under Article V.

6.03 DISTRIBUTION DATES, DISTRIBUTION ACCOUNT AND PAYMENT METHOD.

Distribution Date. A "distribution date" under this Plan is:

(a) In the case of a Participant's Separation from Service, the first day of the third month beginning after the Separation from Service;

(b) pursuant to Notice 2005-1, Q&A, 19(c), as extended by the proposed regulations under Code Section 409A, prior to December 31, 2006, Participants will have a one-time opportunity to elect a specified distribution date, provided that the election applies only to amounts that would not otherwise be payable in 2006 and does not cause an amount to be paid in 2006 that would not otherwise be payable in such year; or

(c) in the case of a Share Unit designated under this Article VI for payment in connection with a Change in Control Event, the closing date of the Change in Control Event, or as soon as practicable thereafter, provided that in the event the Plan Sponsor terminates the Plan preceding or following a Change in Control Event, this distribution date does not violate Prop. Reg. Section 1.409A-3(h)(2)(viii)(B)

Transfer to Distribution Account. Whenever a Share Unit is designated for payment under this Article VI, (a) the Share Unit shall be valued pursuant to Article IV as of the Valuation Date, (b) the net value of the Share Unit (but not less than zero) shall be transferred as of that Valuation Date from the Participant's Unit Account to a Distribution Account established by the Employer for the Participant and (c) the Employer shall commence payment of the Distribution Account on the distribution date, according to the schedule set forth below.

Subject to Sections 5.04 and 9.10, each Distribution Account shall be 100% Nonforfeitable and shall not be combined with any other Distribution Account of the Participant.

Interest. Beginning as of the distribution date, interest shall be accrued on the remaining balance of each Distribution Account that is payable in installments, at the rate of seven percent (7%) per year, and payable annually as of each anniversary of the distribution date; provided, however, that the Advisory Committee may change the rate of interest as of any distribution date to any lawful rate that is not less than the current rate for one-year savings deposits; and provided further that interest may be determined under paragraph (d) of the following payment schedule.

Payment Schedule. Payment shall be scheduled from Distribution Accounts as follows:

(a) All Distribution Accounts that do not exceed $100,000 in value when payment commences, shall be payable in a single lump sum on the distribution date; or

(b) If a Distribution Account exceeds $100,000 in value, the principal balance shall be payable in two (2) equal annual installments, the first due on the distribution date and the other due on the first anniversary of the distribution date, plus the amount of interest accrued on the Account as of the payment date after the distribution date.

(c) Notwithstanding the foregoing provisions of this Section 6.03, any Account payable as a result of a change in the ownership of the Plan Sponsor (as defined in Prop. Reg. Section 1.409A-3(g)(5)(v)) or a change in the ownership of a substantial portion of the assets of the corporation (as defined in Prop. Reg. Section 1.409A-3(g)(5)(vii)) shall be payable on terms no more favorable than those under which the Plan Sponsor's shareholders receive payment or other consideration for their Stock, and the Board of Directors may pay such Accounts by using any non-cash consideration payable to such shareholders, in the same proportion received by them. To comply with Prop. Reg. Section 1.409A-3(g)(5)(iv), such amounts must be paid no later than five years after either of the two Change in Control Events mentioned above in this paragraph.

Employer's Rights. The Employer shall have the right to deduct, from all permissible distributions to a Participant under the Plan, any debts owed to the Employer by the Participant, and any taxes required by law to be withheld with respect to such payments, including payments under the dividend provisions of Section 6.01.

ARTICLE VII
EMPLOYER ADMINISTRATIVE PROVISIONS

7.01 INFORMATION TO COMMITTEE. The Employer must supply current information to the Advisory Committee as to the name, date of birth, date of employment, leaves of absence, Years of Service, Plan Entry Date and date of termination of employment of each Employee who is, or who will be eligible to become, a Participant under the Plan, together with any other information which the Advisory Committee considers necessary. The Employers records as to the current information the Employer furnishes to the Advisory Committee are conclusive as to all persons.

7.02 NO LIABILITY. The Employer assumes no obligation or responsibility to any of its Employees, Participants or Beneficiaries for any act of, or failure to act, on the part of its Advisory Committee (unless the Employer is the Advisory Committee) or the Plan Administrator (unless the Employer is the Plan Administrator).

7.03 INDEMNITY OF CERTAIN FIDUCIARIES. The Employer indemnities and saves harmless the Plan Administrator and the members of the Advisory Committee, and each of them, from and against any and all loss resulting from liability to which the Plan Administrator and the Advisory Committee, or the members of the Advisory Committee may be subjected by reason of any act or conduct (except willful misconduct or gross negligence) in their official capacities in the administration of this Trust or Plan or both, including all expenses reasonably incurred in their defense, in case the Employer fails to provide such defense.

ARTICLE VIII
PARTICIPANT ADMINISTRATIVE PROVISIONS

8.01 BENEFICIARY DESIGNATION. Any Participant may from time to time designate, in writing, any person or persons, contingently or successively, to whom the Employer will pay his or her Nonforfeitable Accrued Benefit in the event of the Participant's death. The Advisory Committee will prescribe the form for the written designation of Beneficiary and, upon the Participant's filing the form with the Advisory Committee, the form effectively revokes all designations filed prior to that date by the same Participant.

8.02 NO BENEFICIARY DESIGNATION/DEATH OF BENEFICIARY. If a Participant fails to name a Beneficiary in accordance with Section 8.01, or if the Beneficiary named by a Participant predeceases him, then the Employer will pay the Participant's Nonforfeitable Accrued Benefit in accordance with Section 6.02 in the following order of priority to:

(a) The Participant's surviving spouse;

(b) The Participant's surviving children, including adopted children, in equal shares;

(c) The Participant's surviving parents, in equal shares; or

(d) The Participant's estate.

If the Beneficiary does not predecease the Participant, but dies prior to distribution of the Participant's entire Nonforfeitable Accrued Benefit, the Employer will pay the remaining Nonforfeitable Accrued Benefit to the Beneficiary's estate unless the Participant's Beneficiary designation provides otherwise. The Advisory Committee will direct the Employer as to the method and to whom the Employer will make payment under this Section 8.02.

8.03 ADDRESS FOR NOTIFICATION. Each Participant and each Beneficiary of a deceased Participant must file with the Advisory Committee from time to time, in writing, his or her post office address and any change of post office address. Any communication, statement or notice addressed to a Participant, or Beneficiary, at his or her last post office address filed with the Advisory Committee, or as shown on the records of the Employer, binds the Participant, or Beneficiary, for all purposes of this Plan.

8.04 NON-TRANSFERABILITY. Except as provided under Sections 8.01 and 8.02 in the case of a deceased Participant, no Share Units granted under the Plan, nor any Accrued Benefit or rights and privileges pertaining thereto, may be anticipated, alienated, sold, transferred, assigned, pledged, encumbered or hypothecated in any manner, by operation of law or otherwise, other than by will or by the laws of descent and distribution, and shall not be subject to execution, garnishment, attachment or similar process by creditors of a Participant or his or her Beneficiary.

8.05 LIMITED PARTICIPANT RIGHTS. The Plan shall be entirely unfunded, and no provision shall at any time be made with respect to segregating assets of the Employer for payment of any benefits hereunder. No Participant or other person shall have any interest in any particular assets of the Employer by reason of the right to receive a benefit under the Plan and any such Participant or other person shall have only the rights of a general unsecured creditor of the Employer with respect to any benefits under the Plan.

Except as provided under Section 6.01, no Participant shall be entitled to any voting rights, to receive any dividends, or to have his or her Account credited or increased as a result of any dividends or other distribution with respect to the Stock of the Plan Sponsor or Employer.

8.06 APPEAL PROCEDURE FOR DENIAL OF BENEFITS. A Participant or a Beneficiary ("Claimant") may file with the Advisory Committee a written claim for benefits, if the Participant or Beneficiary determines the distribution procedures of the Plan have not provided him or her with his or her proper Nonforfeitable Accrued Benefit. The Advisory Committee must render a decision on the claim within ninety (90) days of the Claimant's written claim for benefits. The Plan Administrator must provide adequate notice in writing to the Claimant whose claim for benefits under the Plan the Advisory Committee has denied. The Plan Administrator's notice to the Claimant must set forth:

(a) The specific reason for the denial;

(b) Specific references to pertinent Plan provisions on which the Advisory Committee based its denial;

(c) A description of any additional material and information needed for the Claimant to perfect his claim and an explanation of why the material or information is needed; and

(d) Any appeal the Claimant wishes to make of the adverse determination must be in writing to the Advisory Committee within ninety (90) days after receipt of the Plan Administrator's notice of denial of benefits. The Plan Administrator's notice must further advise the Claimant that his or her failure to appeal the action to the Advisory Committee in writing within the 90-day period will render the Advisory Committee's determination final, binding and conclusive.

If the Claimant should appeal to the Advisory Committee, he or she, or a duly authorized representative, may submit, in writing, whatever issues and comments the Claimant or the duly authorized representative feels are pertinent. The Claimant, or the duly authorized representative, may review pertinent Plan documents. The Advisory Committee will re-examine all facts related to the appeal and make a final determination as to whether the denial of benefits is justified under the circumstances. The Advisory Committee must advise the Claimant of its decision within sixty (60) days of the Claimant's written request for review, unless special circumstances (such as a hearing) would make the rendering of a decision within the 60-day limit unfeasible, but in no event may the Advisory Committee render a decision respecting a denial for a claim for benefits later than 120 days after its receipt of a request for review.

The Plan Administrator's notice of denial of benefits shall identify the name of each member of the Advisory Committee and the name and address of the Advisory Committee member to whom the Claimant may forward any appeal.

ARTICLE IX
ADVISORY COMMITTEE - DUTIES WITH RESPECT TO PARTICIPANTS' ACCOUNTS

9.01 MEMBERS' APPOINTMENT, EXPENSES. The Employer may appoint an Advisory Committee to administer the Plan, the members of which may or may not be Participants in the Plan, or which may be the Plan Administrator acting alone. In the absence of an Advisory Committee appointment, the Plan Administrator assumes the powers, duties and responsibilities of the Advisory Committee. The members of the Advisory Committee will serve without compensation for services as such, but the Employer will pay all expenses of the Advisory Committee.

9.02 TERM. Each member of the Advisory Committee serves until the appointment of a successor.

9.03 POWERS. In case of a vacancy in the membership of the Advisory Committee, the remaining members of the Advisory Committee may exercise any and all of the powers, authority, duties and discretion conferred upon the Advisory Committee pending the filling of the vacancy.

9.04 GENERAL. The Advisory Committee has the following discretionary powers and duties:

(a) To select a Secretary, who need not be a member of the Advisory Committee;

(b) To determine the rights of eligibility of an Employee to participate in the Plan, the value of a Participant's Accrued Benefit and the Nonforfeitable percentage of each Participant's Accrued Benefit;

(c) To adopt rules of procedure and regulations necessary for the proper and efficient administration of the Plan provided the rules are not inconsistent with the terms of this Agreement;

(d) To construe and enforce the terms of the Plan and the rules and regulations it adopts, including interpretation of the Plan documents and documents related to the Plan's operation;

(e) To determine all relevant facts and to review and render decisions respecting a claim for (or denial of a claim for) a benefit under the Plan;

(f) To furnish the Employer with information which the Employer may require for tax or other purposes; and

(g) To engage the service of agents whom it may deem advisable to assist it with the performance of its duties.

9.05 MANNER OF ACTION. The Advisory Committee shall act by vote of a majority of the members appointed and qualified.

9.06 AUTHORIZED REPRESENTATIVE. The Advisory Committee may authorize any one of its members, or its Secretary, to sign on its behalf any notices, directions, applications, certificates, consents, approvals, waivers, letters or other documents. The Advisory Committee must evidence this authority by an instrument signed by all members and filed with the Employer.

9.07 INTERESTED MEMBER. No member of the Advisory Committee may decide or determine any matter concerning the valuation, distribution, nature or method of settlement of his or her own benefits under the Plan, except in exercising an election available to that member in his or her capacity as a Participant, unless the Plan Administrator is acting alone in the capacity of the Advisory Committee.

9.08 INDIVIDUAL ACCOUNTS. The Advisory Committee will maintain, or direct the Employer to maintain, a separate Account, or multiple separate Accounts, in the name of each Participant to reflect the Participant's Accrued Benefit under the Plan.

9.09 INDIVIDUAL STATEMENT. After the Accounting Date of each Plan Year, the Plan Administrator may deliver to each Participant (and to each Beneficiary of a deceased Participant) a statement reflecting the condition of his or her Accrued Benefit under the Plan as of that date. No Participant, except a member of the Advisory Committee and any individual designated by the Plan Administrator or Advisory Committee to assist in their duties, has the right to inspect the records reflecting the Accrued Benefit of any other Participant.

9.10 UNCLAIMED BENEFIT PROCEDURE. The Plan does not require either the

Plan Administrator or the Advisory Committee to search for, or to ascertain the whereabouts of, any Participant or Beneficiary. At the time the Participant's or Beneficiary's benefit becomes distributable under Article VI, the Advisory Committee, by certified or registered mail addressed to his or her last known address of record with the Advisory Committee or the Employer, must notify any Participant, or Beneficiary, that he or she is entitled to a distribution under this Plan. The notice must quote the provisions of this Section 9.10. If the Participant, or Beneficiary, fails to claim his or her distributive share or make his or her whereabouts known in writing to the Advisory Committee within 6 months from the date of mailing of the notice, the Advisory Committee will treat the Participant's or Beneficiary's unclaimed payable Accrued Benefit as forfeited. A forfeiture under this paragraph will occur at the end of the notice period.

If a Participant or Beneficiary who has incurred a forfeiture of his or her Accrued Benefit under the provisions of the first paragraph of this Section 9.10 makes a claim, within 6 years after the end of the notice period, for his or her forfeited Accrued Benefit, the Advisory Committee must restore the Participant's or Beneficiaries forfeited Accrued Benefit to the same dollar amount as the dollar amount of the Accrued Benefit forfeited, unadjusted for any gains or losses occurring subsequent to the date of the forfeiture. The Advisory Committee will make the restoration during the Plan Year in which the Participant or Beneficiary makes the claim. The Advisory Committee must direct the Employer to distribute the Participant's or Beneficiary's restored Accrued Benefit to him or her not later than 60 days after the close of the Plan Year in which the Advisory Committee restores the forfeited Accrued Benefit.

ARTICLE X
MISCELLANEOUS

10.01 EVIDENCE. Anyone required to give evidence under the terms of the Plan may do so by certificate, affidavit, document or other information which the person to act in reliance may consider pertinent, reliable and genuine, and to have been signed, made or presented by the proper party or parties. Both the Advisory Committee and the Employer are fully protected in acting and relying upon any evidence described under the immediately preceding sentence.

10.02 NO RESPONSIBILITY FOR EMPLOYER ACTION. The Advisory Committee has no obligation or responsibility with respect to any action required by the Plan to be taken by the Employer, any Participant or eligible Employee, or for the failure of any of the above persons to act or make any payment or contribution, or to otherwise provide any benefit contemplated under this Plan. Neither the Employer nor the Advisory Committee need inquire into or be responsible for any action or failure to act on the part of the other, or on the part of any other person who has any responsibility regarding the management, administration or operation of the Plan, whether by the express terms of the Plan or by a separate agreement authorized by the Plan. Any action required of a corporate Employer must be by its Board of Directors or its designate.

10.03 WAIVER OF NOTICE. Any person entitled to notice under the Plan may waive the notice.

10.04 SUCCESSORS. The Plan is binding upon all persons entitled to benefits under the Plan, their respective heirs and legal representatives, upon the Employer, its successors and assigns, and upon the Advisory Committee, the Plan Administrator and their successors.

10.05 WORD USAGE. Words used in the masculine or feminine also apply to the other where applicable, and wherever the context of the Plan dictates, the plural includes the singular and the singular includes the plural.

10.06 STATE LAW. Missouri law will determine all questions arising with respect to the provisions of this Agreement, except to the extent that Federal law applies.

10.07 EMPLOYMENT NOT GUARANTEED. Nothing contained in this Plan, or any modification or amendment to the Plan, or in the creation of any Share Unit or any Account, or the payment of any benefit, gives any Employee, Employee-Participant or any Beneficiary any right to continue employment, any legal or equitable right against the Employer, or Employee of the Employer, or against its agents or employees, or against the Plan Administrator, except as expressly provided by the Plan, or by a separate written agreement.

ARTICLE XI
AMENDMENT AND TERMINATION

11.01 AMENDMENT BY EMPLOYER. The Board of Directors of the Plan Sponsor has the right at any time and from time to time to amend this Plan in any manner it deems necessary or advisable, but no amendment will be effective to the extent it violates Code Section 409A. No amendment to the Plan may alter, impair or reduce the number of Share Units granted under the Plan, or the amount of any Nonforfeitable Accrued Benefits outstanding prior to the date such amendment is effective, without the written consent of any affected Participant.

11.02 DISCONTINUANCE. Each participating Employer has the right, at any time, to suspend or discontinue its granting of Share Units under the Plan. The Plan Sponsor has the discretion to terminate this Plan in three circumstances, as described in Prop. Reg. Section 1.409A-3(h)(2)(viii)(A), (B) and (C). However, in the event of a merger of the Plan Sponsor into another corporation (to which Prop. Reg. Section 1.409A-3(h)(2)(viii)(B) would apply), if another participating Employer or a successor to the Plan Sponsor assumes the role of Plan Sponsor with the consent of the existing Plan Sponsor, the Plan shall be amended to have the number and value of all Share Units determined with respect to the common stock of the new Plan Sponsor.

11.03 FORFEITURE OF NON-VESTED BENEFITS. Upon termination of the Plan, an affected Participant's right to his Accrued Benefit shall be forfeited, except to the extent it is already Nonforfeitable, by applying the Nonforfeitable percentage which would then apply under Article V if the Participant had a Separation from Service as of the date of Plan termination.

11.04 TERMINATION. Upon termination of the Plan, the date of termination shall be a Valuation Date under Section 4.02, the Nonforfeitable portion (if any) of all Unit Accounts shall be transferred to Distribution Accounts bearing interest pursuant to Section 6.03 after that Valuation Date, any portions of Unit Accounts that have not become vested (Nonforfeitable) shall be automatically forfeited, and the distribution provisions of Article VI shall remain operative, with the additional requirement that the Plan Sponsor can only distribute amounts in a manner that is consistent with both Section 11.02 and the requirements of Code Section 409A.

IN WITNESS WHEREOF, the participating Employer has executed this Plan in St. Joseph, Missouri effective on the first day of January 2005, pursuant to a duly adopted resolution of the Board of Directors of the Employer.

AGRI-LABORATORIES, LTD.



By ____________________

Its President/CEO

EXHIBIT 10



Kane, Mitchell & Co. L.L.C.
Certified Public Accountants

EXHIBIT 10

Dcecember 24, 2010

To the Board of Directors
Agri-Laboratories, Ltd.
20927 State Route K
St. Joseph, MO 64505

The undersigned form consents to the inclusion in the Form 1-A filing with the Securities and Exchange Commission, our audit report of financial statements of Agri-Laboratories, Ltd. as of and for the periods ended December 31, 2008, and December 31, 2009 and to the reference of our firm therein.

Kane Mitchell & Co. LLC

Kane, Mitchell & Co., LLC

9401 Indian Creek Parkway, Suite 1210, Overland Park, Kansas 66210-2005, (913) 894-1065, Fax (913) 894-1083

EXHIBIT 11


LAW OFFICES OF
MORRIS LAING
Evans Brock & Kennedy, Chtd.

Robert I. Guenthner
Ken M. Peterson
Robert D. Overman
A.J. Schwartz
William B. Sorensen Jr.
Jeffery L. Carmichael
Robert W. Coykendall
Robert K. Anderson
Susan R. Schrag
Karl R. Swartz
Roger L. Theis
Richard F. Hayse
Thomas R. Docking
Diane S. Worth
Janet Huck Ward
Roger N. Walter
James D. Young
Kelly S. Herzik
Luke A. Sobba
Kimberly K. Bonifas
Richard A. Kear
Cameron V. Michaud
Blanca P. Greenstein*
Ryan M. Peck
Shannon M. Braun
Will B. Wohlford
Kristen Wheeler Maloney
Emily Cassell Docking
Joshua J. Hofer
Julia Gilmore Gaughan
Jeremy W. Harris°
Maren Ludwig
Chris Borniger

Of Counsel
John W. Johnson
Joon K. Park‡
Clinton M. Goos

Sender's email: rwalter@morrislaing.com

* Resident and Licensed in Florida
° Licensed in Florida
‡ Licensed in Michigan

December 27, 2010

EXHIBIT 11

Agri-Laboratories, Inc.
20927 State Route K
St. Joseph, MO 64505

Gentlemen:

We have acted as special counsel for Agri-Laboratories, Inc. a Delaware corporation (the "Company"), in connection with a Form 1-A Offering Circular covering the public offering and sale of up to 100,000 shares of Class B Common Stock and 100,000 shares of Class C Common Stock of the Company. We are rendering this opinion in accordance with Part III, Item 2 (11) of Form 1-A.

For purposes of this opinion, we have reviewed such questions of law and examined such corporate records, certificates, and other documents as we have considered necessary or appropriate for purposes of this opinion, and we have particularly reviewed:

1. The Articles of Incorporation as attached in Exhibit 2.1 to the Form 1-A Offering Circular.

2. All resolutions adopted by the Board of Directors of the Company, minutes or draft minutes of the meetings of the Board of Directors or Consent to Corporate Action Without Meeting by the Directors deemed necessary relating to this offering.

3. The Form 1-A Offering Circular of which it forms a part, to be filed with the Securities and Exchange Commission (the "Commission") covering the offer and sale of the Common Stock; the Form 1-A Offering Circular as it becomes qualified being hereinafter called the "Form 1-A" and the "Offering Circular," respectively.

800 SW Jackson St., Suite 1310 • Topeka, KS 66612-1216
T: 785.232.2662 3 • F: 785.232.9983 • www.MorrisLaing.com
Additional Offices in Wichita, KS and West Palm Beach, FL

In connection with our examination, we have assumed that the signatures on all executed documents are genuine, all certified copies conform to the originals, and all certificates containing relevant facts are correct. In rendering our opinion we have relied upon, with their consent: (i) the representation of the Company and its Directors set forth in the aforementioned documents as to factual matters; and (ii) certificates and assurances from public officials as we have deemed necessary for purposes of expressing opinions expressed herein. We have not undertaken any independent investigation to determine or verify any information and representations made by the Company and its members in the foregoing documents and we rely upon such information and representations in expressing our opinion.

The opinion set forth herein is based upon existing law and regulations, all of which are subject to change prospectively and retroactively. This opinion letter is limited to the matters stated herein and no opinion is to be implied or inferred beyond the matters expressly stated herein.

Based on the foregoing, it is our opinion that:

1. The Company has been duly organized and is a validly existing as a corporation in good standing under the laws of the State of Delaware. The Company has full power and authority to own its properties and conduct its business as currently being carried on and as described in the Form 1-A.

2. The Common Stock to be issued and sold by the Company under the Form 1-A Offering Circular have been duly authorized and, when issued, delivered and paid for in accordance with the terms of the Form 1-A Offering Circular, will have been validly issued and will be fully paid and non-assessable under the corporate laws of Delaware, including the statutory provisions, all applicable provisions of the Delaware Constitution and all applicable judicial decisions interpreting those laws.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Form 1-A Offering Circular in accordance with the requirements Part III, Item 2 (11) of the Form 1-A Offering Circular under the Securities Act of 1933, as amended, and to the reference to our firm therein.

Very truly yours,

Morris, Laing, Evans, Brock + Kennedy, Chartered.

MORRIS, LAING, EVANS, BROCK & KENNEDY, CHARTERED